Form 20-F
period 2002-02-28
ALPHA GOLD CORP
filed 2002-12-10
CIK 1157807

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

_  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES

    EXCHANGE ACT OF 1934

OR

X  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE

    ACT OF 1934 For the fiscal year ended February 28, 2002

OR

_  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES

   EXCHANGE ACT OF 1934

    For the transition period from __________ to _______________

Commission file number: 0-31195

Alpha Gold Corp.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

410 Donald Street, Coquitlam, British Columbia V3K 3Z8 CANADA

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

        Title of each class                    Name of each exchange on which registered

            N/A                                   N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Stock, No Par Value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: N/A

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:  16,371,760

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been

subject to such filing requirements for the past 90 days. _Yes     X  No

Indicate by check mark which financial statement item the registrant has elected to follow.

X Item 17    _ Item 18

Index to Exhibits on Page 55

GLOSSARY OF TERMS

S.E.C Industry Guide	National Instrument 43-101

Reserve: That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. The United States Securities and Exchange Commission requires a final or full Feasibility Study to support either Proven or Probable Reserves and does not recognize other classifications of mineralized deposits.

Mineral Reserve: The economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Proven (Measured) Reserves: Reserves for which a quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and measurement are spaced so closely and the geologic character is so well defined that size, share, depth, and mineral content of reserves are well established.

Proven Mineral Reserve: The economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Probable (Indicated) Reserves: For which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced.  The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation.

Probable Mineral Reserve: The economically mineable part of an indicated, and in some circumstances, a Measured Mineral Resource, demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Alteration – any change in the mineral composition of a rock brought about by physical or chemical means.

Assaying - laboratory examination that determines the content or proportion of a specific metal (ie:silver) contained within a sample.  Technique usually involves firing/smelting.

Batholith – a very large intrusive mass of igneous rock.

Bottle Roll Leach Test – a small scale laboratory test where representative mineralized samples and solutions or solvents are placed in a bottle which is continuously agitated.  The solutions are frequently measured to determine the cumulative extraction of the contained metals into solution.

Bulk Sample – A collection of representative mineralized material whose location, geologic character and metal assay content can be determined and then used for metallurgical or geotechnical testing purposes.

Chlorargyrite - a silver bearing mineral (AgC1); silver chloride.

Column Leach Test – a metallurgical test where materials are stacked inside a columnar container and subjected to a controlled flow of fluids or solvents intended to dissolve or extract minerals into solutions which are measured.

Core Samples - the cylindrical form of rock called “core” that is extracted from a diamond drill hole.  Mineralized sections are separated and these samples are sent to a laboratory for analysis.

Cut-off grade - the lowest grade of mineralized material that qualifies as reserve in a deposit.  ie: contributing material of the lowest assay that is included in a reserve estimate.

Diamond Drilling – a type of rotary drilling in which diamond bits are used as the rock-cutting tool to produce a recoverable drill core sample of rock for observation and analysis.

Dip – the angle that a structural surface, a bedding or fault plan, makes with the horizontal, measured perpendicular to the strike of the structure.

Disseminated – where minerals occur as scattered particles in the rock.

Environmental Baseline Study - a geotechnical study that monitors and establishes the numerous naturally occurring base levels present within a specific area/environment.  These can include; water chemistry, flora and fauna.

Epithermal – low temperature hydrothermal process or product.

Exploration – work involved in searching for ore, usually by drilling or driving a drift.

Fault – a fracture or break in rock along which there has been movement.

Feasibility – is a definitive study of the viability of a mineral project by a qualified professional which defines: (1) mining methods, pit configuration, mine scheduling, mine equipment and all related costing, (2) method of mineral processing and all related plant, equipment and costing, (3) necessary determination of all infrastructure required and relevant costs and (4) all requirements of government and markets for mine operation. A definitive financial analysis of the mineral project taking into consideration all relevant factors which will establish the presence of a Mineral Reserve and the details of its economic viability.

Felsic – an adjective describing an igneous rock having mostly light colored minerals and rich in silica, potassium and sodium.

Fracture – a break or crack in rock.

Fracture-controlled - a type of mineralization where circulating fluids deposit minerals preferentially upon fracture planes within a rock mass.

Grade – The metal content of rock with precious metals, grade can be expressed as troy ounces or grams per tonne of rock.

Granodiorite – a medium to coarse-grained intrusive igneous rock, intermediate in composition between quartz diorite and quartz monzonite.

Heap Leach – a mineral processing method involving the crushing and stacking ore on an impermeable liner upon which solutions may be sprayed that dissolves metal i.e. gold/silver, etc.; the solutions containing the metals are then collected and treated to recover the metals.

Hydrothermal – the products or the actions of heated waters in a rock mass such as a mineral deposit precipitating from a hot solution.

Hydrothermal alteration - the process by which heated or superheated water/solutions alter the chemistry of the rocks they circulate through.

Igneous – a primary type of rock formed by the cooling of molten material.

Intrusion; Intrusive – molten rock which is intruded (injected) into spaces that are created by a combination of melting and displacement.

Jones splitter - a mechanical device into which sample material consisting of rock chips from drill holes is fed into a hopper.  The device then statistically splits the volume of material to produce a smaller representative sample, which is then sent to a laboratory for analysis.

Mesothermal – intermediate temperature hydrothermal process (200-300C) or product.

Metamorphosed rocks - rocks that are changed in character by processes of intense heat and pressure deep within the earth’s crust.

Metallurgy – the study of the extractive processes which produce minerals from their host rocks.

Metallurgical Tests - are scientific examinations of rock/material to determine the optimum extraction of metal contained.  Core samples from diamond drill holes are used as representative samples of the mineralization for this testwork.

Mineral – a naturally formed chemical element or compound having a definitive chemical composition and, usually a characteristic crystal form.

Mineralization – a natural concentration in rocks or soil of one or more metalliferous minerals.

Open Pit – a mining method whereby the mineral reserves are accessed from surface by the successive removal of layers of material usually creating a large pit at the surface of the earth.

Prefeasability Study – is a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, and where an effective method of mineral processing had been determined.  This Study must include a financial analysis based on reasonable assumptions of technical engineering, operating, and economic factors which are sufficient for a Qualified Person acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve.

Pyrite - an iron sulphide mineral (FeS2), the most common naturally occurring sulphide mineral.

Quartz – crystalline silica; often forming veins in fractures and faults within older rocks.

Quartz Monzonite - a coarse grained, quartz rich igneous rock usually occurring as a smaller rock mass associated with major granitic bodies.

Resource – a concentration of mineral material in such form and amount that economic extraction of a commodity from the concentration is currently or potentially feasible.  Locations, grade, quality or quantity are estimated from specific geologic evidence.

Reverse Circulation Drilling (RC) – a drilling method used in geological appraisals whereby the drilling fluid passes inside the drill stem to a down-the-hole precision bit and returns to the surface outside the drill stem carrying the drill chip samples.

Silification – the in situ alteration of a rock, which involves an increase in the proportion of silica minerals.

Supergene effects - the effect of the water/solutions percolating down from the earth’s surface (weathering); these solutions can dissolve minerals at the surface and then reconcentrate at depth.

Vein – a thin, sheet-like, crosscutting body of hydrothermal mineralization, principally quartz.

Volcanics – those originally molten rocks, generally fine grained, that have reached or nearly reached the Earth’s surface before solidifying.

Waste – barren rock in a mine, or mineralized material that is too low in grade to be mined and milled at a profit.

Waste to Ore Strip Ratio – the amount of waste material mined for each unit of ore presented as a ratio.

ALPHA GOLD CORP.

Form 20-F Registration Statement

Table of Contents

Part I                         Page

Item 1.

Identity of Officers and Directors                  8

Item 2.

Offer Statistics and Expected Timetable             8

Item 3.

Key Information                                     8

Item 4.

Information on the Company                         14

Item 5.

Operating and Financial Review and Prospects       22

Item 6.

Directors, Senior Management and Employees         28

Item 7.

Major Shareholders and Related Party

Transactions                                       32

Item 8.

Financial Information                              33

Item 9.

Offer and Listing of Securities                    33

Item 10.

Additional Information                             39

Item 11.

Disclosures about Market Risk                      54

Item 12.

Description of Other Securities                    54

Part II

Item 13.

Defaults, Dividend Arrearages and Delinquencies    54

Item 14.

Modifications of Rights of Securities Holders

          and Use of Proceeds                                 54

Part III

Item 17.

Financial Statements                               55

Item 18.

Financial Statements                               55

Item 19.

Exhibits                                           55

Signature                                                     74

Certification                                                 75

Part I

Item 1.  Identity of Officers and Directors

Not Applicable

Item 2.  Offer Statistics and Expected Timetable

Not Applicable

Item 3.  Key Information

SELECTED FINANCIAL DATA

The selected financial data of the Company for Fiscal 2002, Fiscal 2001 and Fiscal 2000 ended February 28th was derived from the financial statements of the Company which have been audited by Bailey & Associates, Independent Auditors, as indicated in their audit report which is included elsewhere in this Registration Statement.

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the Registration Statement.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

Table No. 2 is derived from the financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with US GAAP, except as disclosed in footnotes to the financial statements.

Table No. 2

Selected Financial Data

(Cdn$ in 000, except per share data)

	Fiscal Year Ended 2/28/02	Fiscal Year Ended 2/28/01	Fiscal Year Ended 2/28/00	Fiscal Year Ended 2/28/99	Fiscal Year Ended 2/28/98

Revenue	$46	$33	$8	$8	$9
Net Income(Loss)Cdn GAAP(1)	($134)	($143)	($738)	($98)	($47)
Earnings(Loss) Per Share Cdn GAAP	($0.01)	($0.01)	($0.08)	($0.01)	($0.01)

Net Income(Loss)US GAAP	($745)	($489)	($395)	N/A	N/A
Earnings (Loss)Per Share US GAAP	($0.05)	($0.04)	($0.04)	N/A	N/A

Dividends Per Share Cdn GAAP	0	0	0	0	0
Dividends Per Share US GAAP	0	0	0	N/A	N/A
Wts.Avg.No.Shares US GAAP		11,600,091	8,786,139	7,933,710	7,877,515
Wtg.Avg.No.Shares Cdn GAAP		11,600,091	8,786,139	7,933,710	7,877,515

Working Capital	$1,232	$1,340	$240	$175	$274
Mineral Properties Cdn GAAP	$2,762	$2,151	$2,426	$2,150	$2,006
Mineral Properties US GAAP	0	0	N/A	N/A	N/A
Long Term Debt Cdn GAAP	0	0	0	0	0

Shareholder’s Equity (Cdn GAAP)	($2,077)	($1,942)
Shareholders’ Equity US GAAP	($4,839)	($4,094)	N/A	N/A	N/A
Total Assets (Cdn GAAP)	$4,036	$3,546	$2,742	$2,354	$2,329
Total Assets (US GAAP)	$1,274	$1,394	N/A	N/A	N/A

 (1)  Cumulative Net Loss to February 28, 2002 since inception of the exploration stage has been ($2,076,613).

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar.

Table No. 3 sets forth the rate of exchange for the Canadian Dollar at the end of the five most recent fiscal periods ended February, the average rates for the period, and the range of high and low rates for the period.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The table sets forth the number of Canadian Dollars required under that formula to buy one U.S. Dollar.  The average rate means the average of the exchange rates on the last day of each month during the period.

Table No. 3

                     Canadian Dollar/U.S. Dollar

                                Average    High    Low    Close

Fiscal Year Ended 2/28/02          1.57    1.61   1.51     1.60

Fiscal Year Ended 2/28/01          1.49    1.56   1.45     1.53

Fiscal Year Ended 2/28/00          1.47    1.53   1.44     1.51

Fiscal Year Ended 2/29/99          1.50    1.57   1.42     1.51

Fiscal Year Ended 2/28/98          1.40    1.46   1.36     1.42

The exchange rate was 1.58 on November 15, 2002

Establishing and Maintaining Disclosure Controls and Procedures

Based on Management’s evaluation, the Company is in full compliance with establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14).

A certification for each principal executive officer and principal financial officer as required by Section 302 of the Sarbanes-Oxley Act of 2002 and SEC rule 33-8124 are attached as exhibits in Item 10.

Forward Looking Statements

Certain Statements presented herein constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements may include conclusions of prefeasibility and feasibility studies, estimates of future production, capital and operating costs, prices of silver and gold and other known and unknown risks.  These and other factors and uncertainties may cause material differences from future results as expressed or implied by these forward looking statements.  These risks, uncertainties and other factors include but are not limited to the risks involved in the exploration, development and mining business.

Statement of Capitalization and Indebtedness

Table No. 3

Statement of Capitalization and Indebtedness

February 28, 2002

Shareholders’ Equity: Common Shares, no par value; 100,000,000 common shares authorized 16,371,760 common shares issued and outstanding Contributed Surplus Retained Earnings (deficit)	$ 6,102,060 Nil (2,076,613)
Net Stockholders’ Equity	$ 4,025,447
TOTAL CAPITALIZATION	$ 6,102,060
Stock Options Outstanding	200,000
Warrants Outstanding	3,696,428

Capital Leases	None
Guaranteed Debt	None
Secured Debt	None

Risk Factors

Unsuccessful Exploration Efforts By Company Personnel Could Result In a Significant Negative Effect on the Company:

The expenditures to be made by the Company in the exploration of its properties as described herein may not result in discoveries of mineralized material in commercial quantities.  Most exploration projects do not result in the discovery of commercially mineable ore deposits.

The Company Has No Positive Cash Flow and No History of Earnings and Is Dependent Upon Public and Private Distributions of Equity to Obtain Capital in Order to Sustain Operations:

None of the Company’s properties have advanced to the commercial production stage and the Company has no history of earnings or cash flow from operations.  The Company does not know if it will ever  generate material revenue from mining operations or if it will ever achieve self-sustaining commercial mining operations. Historically, the only source of funds available to the company have been through the sale of its common shares. Any future additional equity financing would cause dilution to current shareholders.

The Company has No Proven Reserves on the Properties in Which It Has an Interest:

The properties in which the Company has an interest or the concessions in which the Company has the right to earn an interest are in the exploratory stage only and are without a known body of ore. Properties on which mineral reserves are not found will have to be discarded causing the Company to write each respective property off thus sustaining a loss.

There is No Guarantee of Clear Title to Any of the Company’s Mineral Properties:

Unregistered agreements or unregistered transfers of title could cause the Company to forfeit its interests in one or more of its property interests.

Uncertainty of Obtaining Additional Funding Requirements:

The Company will require additional funds to complete its intended exploration programs.  There is no assurance that the Company will be able to obtain the required financing. Any additional financing which the Company obtains may be at unfavorable terms.  Failure to obtain additional financing on a timely basis could cause the Company to forfeit its interest in such properties, dilute its interests in the properties and/or reduce or terminate its operations.

Federal, Territorial and Local Governmental  Regulations:

The current operations of the Company, involves exploration activities on its properties. These activities currently do not require permits from federal, territorial and local governmental authorities.  There can be no assurance, however, that any future permits which the Company may require will be obtainable on reasonable terms or that such laws and regulations, or that new legislation or modifications to existing legislation, would not have an adverse effect on any exploration  project which the Company might undertake.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in exploration operations may be required to compensate those suffering loss or damage by reason of the exploration activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of exploration companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or require abandonment or delays in the exploration of new properties.

Possible Dilution to Present and Prospective Shareholders:

The Company’s plan of operation, in part, contemplates the accomplishment of business negotiations by the issuance of cash, securities of the Company, or a combination of the two, and possibly, incurring debt.  Any transaction involving the issuance of previously authorized but unissued shares of common stock, or securities convertible into common stock, would result in dilution, possibly substantial, to present and prospective holders of common stock.

Risks Associated with Penny Stock Classification:

The Company’s stock is subject to “penny stock” rules as defined in 1934 Securities and Exchange Act rule 3a51-1.  The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks.  The Company’s common shares are subject to these penny stock rules. Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities.  Penny stocks generally are equity securities with a price of less than U.S. $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market.  The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account.

The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction.  These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Company’s common shares in the United States and shareholders may find it more difficult to sell their shares.

Dependence on Key Personnel:

The Company strongly depends on the business and technical expertise of its management and key personnel, specifically, Mr. George Whatley, the President of the Company.  There is little possibility that this dependence will decrease in the near term.  As the Company’s operations expand, additional general management resources will be required, especially since the Company encounters risks that are inherent in doing business in several countries.

The Company has no employment contracts with any of the executive officers.

The Company does not maintain key man life insurance for any of its employees.

The Lack of Trading Volume Associated with the Company’s Stock Reduces the Liquidity of the Stock for Investors

The lack of trading volume of the Company’s shares reduces the liquidity of an investment in the Company’s shares. The limited daily trading activity in the Company’s stock can make it difficult for investors to readily sell their shares in the open market.

It is Difficult for U.S. Investors to Effect Service of Process Against the Company

The Company is incorporated under the laws of the Province of British Columbia, Canada.  A majority of the Company’s directors and officers are residents of Canada and substantially all of the Company’s assets and its subsidiaries are located outside of the United States.  Consequently, it may be difficult for United States investors to enforce judgments both in and outside the United States.

Item 4.  Information on the Company

DESCRIPTION OF BUSINESS

Introduction

The  Company's executive office is located at:

410 Donald Street, Coquitlam, British Columbia V3K 3Z8 CANADA

Telephone: (604) 939-7943

Facsimile: (604) 939-4981

E-Mail: agc@alphagold.bc.ca

Website: http://www.alphagold.bc.ca

The contact person is: Mr. George Whatley, President.

The Company's fiscal year ends February 28th.

The Company's common shares trade on the Canadian Venture Exchange under the symbol "ALQ”.

The Company has 100,000,000 common shares, with no par value, authorized.  At 2/28/2002, the end of the Company's most recent fiscal year, there were 16,371,760 common shares issued and outstanding.

Corporate Background

The Company was incorporated in the province of British Columbia on February 25, 1985 under the name Info-Stop Communications Inc. On September 25, 1990 the name was changed to Alpha Gold Corp.

The Company's initial public offering was pursuant to a prospectus effective only in Canada under the auspices of the Vancouver Stock Exchange and pursuant to a registration statement filed with the British Columbia Securities Commission, under the former name “Info-Stop Communications Inc.”.  The common shares were called for trading on the Vancouver Stock Exchange in 1986 and since the merger of the Vancouver Stock Exchange and the Alberta Stock Exchange which resulted in the formation of the Canadian Venture Exchange in November of 1999, it has traded on the Canadian Venture Exchange.

Business

Alpha Gold Corp. (hereinafter also referred to as the "Registrant" or the "Company") is a natural resource property exploration company in the exploration stage with no history of cash flows from operations. There is no assurance that a commercially viable mineral deposit exists on any of the Company’s properties and further exploration will be necessary before a final evaluation based upon such work concludes economic and legal feasibility.  The Company is engaged in the acquisition and exploration of mineral properties.  In the course of its activities, the Company may enter into different types of agreements that are common in the mineral resource industry, such as purchase agreements, option agreements to purchase mining claims and joint venture agreements.

Currently the only specific governmental rules and regulations which the Company must adhere to is that it must obtain a work permit from the British Columbia Department of Mines each year.

The Company’s primary focus is on its Lustdust Property which is located in British Columbia. The Company also holds an option to acquire a 100% interest in the Goldbanks Property which is located in Pershing County, Nevada.

Exploration activity on the Lust Dust Property can only be undertaken during the Spring and Summer seasons because of adverse weather conditions which occur during the Fall and Winter months.

DESCRIPTION OF PROPERTY

Corporate Offices

The head office of the company is located at 410 Donald Street, Coquitlam, British Columbia V3K 3Z8. The address for service and registered and records office of the Company is Lang Michener, Barristers & Solicitors, 1500 – 1055 West Georgia St., Vancouver, B.C. V6E 4N7.

The Lustdust Property

The Lustdust Property does not represent a producing property and the Company’s current operations are an exploratory search for minable deposits of minerals.

The Company has had no revenue from mining operations on The Lustdust Property to date.

Location and Access

The Lustdust Property is located in the Omineca Mining Division of north-central British Columbia, NTS 93N/11W at latitude 55 34’ North {Northing 6160175} and 125 25” West {Easting 347850: UTM Zone 10[NAD 27]} (Fig. 1).  The property is located approximately 210 kilometers northwest of Prince George, BC and 36 km east of Takla Landing (where there is a BC rail-line).  The property is located immediately west of the old Takla

Mercury Mine (Minfile 093N 008) and encompasses the Takla Silver

Mine (Minfile 093N 009).

Access to the property is gained by traveling approximately 45 kilometers of paved road from Fort St. James towards Tachie Lake and thence 68 kilometers along the Leo Creek road, 56 kilometers along the Driftwood, approximately 20 kilometers along the Fall-Tsayta and 3 kilometers along the Silver Creek road.  This comprises a total of 147 kilometers along forest service roads.

Acquisition of the Property

On July 15, 1989, the Company acquired its initial interest in what is now called the Lust Dust Property by acquiring a 100% interest in a group of mineral claims in the Omineca Mining Division of British Columbia for cash consideration of $170,000 and allowing the vendor to retain a 3% net smelter return on any future sale of minerals.

On February 21, 1992, the Company purchased a 100% interest in its second and final major portion of land comprising what is now called the Lust Dust Property. Consideration paid was $100,000 in cash and 200,000 common shares of the Company at a deemed price of $0.60 per share. The purchase was subject to a 5% net profit interest to a maximum of $100,000 and the vendor retained a 2% net smelter return royalty. (The Company retained the right to repurchase one-half of the net smelter return royalty for $500,000 cash.)

At the end of 2000 the Company filed claim to twenty additional units located on the west and north edges of the claim block.

The Company’s current land holdings consists of 230 units and covers seventeen square miles.

Physiography and Climate

The terrain is moderate, ranging in elevation from 1000 meters to 1525 meters on the property.  Lower elevations are covered by widely spaced lodge-pole pine; while at elevations above 1200 meters, forest cover consists of over-mature spruce and balsam.  Summers are short and rainy while moderate snowfall in winters persist from late September through April/May at the higher elevations.

Regional Geology

The Lustdust Property occurs at the eastern edge of a belt of Permian age, Cache Creek group, sediments and lesser volcanics. This belt, up to 30 kilometers wide, extends northwesterly-southeasterly for several hundred kilometers parallel to the Stuart-Trembleur-Takla Lake system. This package of rock units has an apparent minimum thickness of three kilometers and consists of thick, massive, but discontinuous limestone strata, overlain by a mixed assemblage of chert and agrillite with subordinate andesitic volcanics.  Tight folding along northwest-woutheast axes has affected all formations and is most evident as extrmem crumpling of the chert/argillite units. The sedimentary package is bounded on the east by upper jurassic, granitoid, intrusive rocks of the Hogem batholith north of Techentlo Lake and by Upper Jurassic Takla Group marfic volcanics and sediments further south.

The dominant structural feature of the region is the Pinchi Fault Zone.  This is a major regional feature which is evident throughout much of the British Columbia interior and which, in the Lustdust Property area, forms the eastern contact of the Cache Creek belt.

Property Geology

Limestone and intercalcated chert/phyllite of the Cache Creek group are the most extensive rock units on the Lustdust Property.  Cache Creek rocks generally strike northwestward and dip vertically to steeply westward.  The sediments contain minor amounts of intermediate to basic tuffaceous volcanics.  Satellite stocks and dikes of the Early Jurassic Hogem Batholith crop out on the property. The intrusions are coarsely crystalline and range in composition from granodiorite to quartz monzonite.  Most of the intrusions occur north of Canyon Creek. The last intrusive event was a series of feldspar-porphyry dikes.  These dikes might be Tertiary in age and are spatially related to the Lustdust replacement and vein deposits suggesting a genetic relationship.

Property Mineralization

To date, vein and replacement mineralization on the Lustdust Property has been located in four main en echelon zones representing a discontinuous strike length of some 1200 meters. Strike direction of these zones is north to northwesterly.

Of the four economically inferred zones recognized to date management believes that there are two distinct styles of mineralization.  Aones 1 and 2 are described as structurally controlled veins while zones 3 and 4b appear as massive replacements within the sedimentary sequence.  Previous work on the property has suggested that the 3 and 4b zones may represent manto, replacement-type mineralization.  The mineralized setting and metal zoning at Lustdust is similar to large scale hydrothermal cells associated with “porphyry type” environments of the North American cordillera.  These systems are commonly zoned from a central copper/molybdenum/gold core, within the intrusive, moving outward to base metal skarn replacements, gold and silver rich base metal veins and replacements, and distal epithermal gold, silver, and mercury deposits.

Results of the Year 2000 Exploration Program

During the Year 2000, the Company spent $345,817 on exploration work on the Lust Dust Property.

The Year 2000 Work Program consisted of exploratory drilling involving twenty nine drill holes encompassing 4680 meters.

Overall, management feels that the 2000 Lustdust drilling was successful in that it encountered copper-gold mineralization. The 2000 program also indicated that copper, gold and zinc mineralization occurs within at least a 475 meter long segment of the CCSZ Zone. The drilling also showed that width and grade increases downwards and to the west and further indicates that the source of the system lies in that direction.

Virtually all of the drill holes encountered gold, silver, copper, lead and zinc mineralization as indicated in the Company’s press release dated October 2, 2000.

Results of the Year 2001 Exploration Program

The Company’s Year 2001 Exploration Program focused on: 1) Drilling magnetic anomalies detailed in the Year 2000 Exploration Program; 2) Continued drilling of the Canyon Creek Skarn particularly in the area of the inferred Canyon Creek Fault and to depth.

The Year 2001 Exploration Program included 18 diamond drill holes totaling 5609 meters; approximately six kilometers of new roads and drill stations; detailed structural mapping and interpretations; reconnaissance mapping of areas west of the explored zone; and, detailed igneous petrography and geochemical analyses and fluid inclusion study of several intrusive and mineralization phases.

The costs associated with the Year 2001 Exploration Program were $559,064. All of these costs were associated with the work described in the preceding two paragraphs.

Results of the Year 2002 Exploration Program

During its 2002 exploration program, the Company engaged in a drill program  involving testing and defining a series of gold-copper and gold targets on its Lustdust Property.

During 2002, the Company’s technical team, under the direction of Dr. James Oliver, came to the following conclusions regarding Mineralization on the Lustdust Property:

1.

The permissive skarn host rock has strike length exceeding 500 meters and has been successfully drill tested to depths exceeding 400 meter subsurface, and varies in width from three to greater than 110 meters;

2.

Gold-copper mineralized zones are developing both along the limbs, and in the core, of a north-northwest plunging synform-antiform couple. This structure has been drill tested over a strike length exceeding 300 meters; and,

3.

Skarn Mineralization and alteration are strongly controlled by primary bulk rock composition.  Highest grade gold-copper intersections appear to be developing at skarn altered mafic tuff-limestone contacts.  High sulfide, strongly gold enriched zones, may be developing at skarn-footwall limestone contacts.  These litholigic controls mat exert a significant positive influence on the continuity of the mineralized zones.

Drill results from diamond drill hole 2-01 and diamond drill hole 2-02 are as follows:

1.

Diamond drill hole 2-01 was collared at UTM coordinates 6161800 N, 0346591 E, collar azimuth 050 degrees and collar dip 56 degrees.   The borehole cuts a thick, ninety-seven meter wide, andradite-chlorite skarn body containing several mineralized zones.  Highest grade Mineralization in diamond drill hole 2-01 is associated with a strongly mineralized chalcopyrite-magnetic-chlorite (retrograde) skarn.  Over a drill indicated width of 18.75 meters (531.25 to 550.0 meters) 0.95 g/T Au, 17.1 g/T Ag and 1.62% Cu were cored.

2.

Diamond drill hole 2-02 was collared at UTM coordinates 6161985 N, 346745 E. collar azimuth 050 degrees and collar dip 57 degrees.  The borehole cuts a thick, 114 meter wide, skarn body containing both copper and gold mineralized zones.  Highest grade gold Mineralization in diamond drill hole 2-02 is associated with a 1.0 meter (drill indicated width, 510.5 – 511.5 meter) massive sulphides replacement zone developed at the contact between a retrograde skarn zone and limestone.  This high sulfide replacement body assayed 61.3 g/T Au, 181 g/T Ag and 0.87% Cu.

The costs associated with the 2002 drill program were $572,000. All of the costs were associated with the work which took place during the 2002 Exploration Program.

Planned Work Program for Fiscal 2003

Management plans to do the following work during the Fiscal 2003 Exploration Program which is scheduled to take place between May and November of calendar 2003.

1.

Systemic drilling to follow the best mineralized 2002 intercepts in the Canyon Creek Skarn Zone to depth;

2.

Systematic drilling under mineralized skarn that has not been drilled at comparable depths: and,

3.

Continued field-based exploration to further unravel the structural details of the property and find additional mineralized zones on the property.

Management has budgeted $825,000 for the Fiscal 2003 Exploration Program which is planned to take place between May 2003 and August 2003.  Currently, the Company has enough cash on hand to meet these expenditures.

As was the case last year, the Company plans to devote all of its resources and efforts to the exploration work on the Lust Dust Property and has no plans to acquire additional properties.

The Company believes that there are no major obstacles that it will have to overcome to continue its exploration program on this property.

The Goldbanks Property, Pershing County, Nevada

The Goldbanks Property does not represent a producing property and the Company’s current operations associated with this property are an exploratory search for viable deposits of minerals.

Summary

By agreement made April 30, 1994, as amended October 30, 1995 between the Company and John Kastler, the company acquired the exclusive option to acquire a 100% working interest in 25 lode claims known as the Goldbanks Property (the “Goldbanks Property”) located in Pershing County, Nevada. The option to purchase this property expires on October 30, 2005.  The option exercise cost of these claims is 100,000 shares of the Company’s common stock.  These shares have not been issued yet; however, the Company intends to issue these shares prior to April 30, 2002 subject to clear title to the property on the part of the optionor.

Location and Access

The Goldbanks Property is located 35 miles south of Winnemucca, Nevada, on the east flank of the East Range at the former Goldbanks town site.

Property Geology and Results of Recent Exploration

The mineralized area at Goldbanks is exposed over a 5,000 foot strike length with a width of 300 to 500 feet.  It is characterized by silicified and sericitized rhyolitic volcanic rocks cut by two prominent, parallel, north trending gold bearing vein zones and subordinate quartz stockworks.  Drilling and surface sampling by the Company have identified two economic segments in the presently identified structural setting.  The east vein zone carries economic values over a 2,000 foot strike length and width up to 100 feet.  The West vein zone has recognized economic values over a 1,000 foot strike length and width up to 30 feet.  Significant drill intercepts are shown below:

Hole	Footage	Length	Au opt	Ag opt

G-1	20-55	35	0.100	1.86
G-6	40-77	30	0.063	1.00
G-7	40-120	80	0.053	0.25
G-12	115-165	50	0.051	0.68
G-14	75-145	70	0.029	0.05
G-17	80-90	45	0.037	1.53

Based on drilling to date, the Goldbanks Property hosts a probable geologic resource of 30,000 ounces Au equivalent which has not been determined to be ore.

Planned Work Program

The Company currently has no plans to engage in any exploration work in the immediate future on this property as management intends to concentrate all of its exploration efforts on The Lustdust Property.

Item 5.  Operating and Financial Review and Prospects

Overview

During the fiscal year ended February 28, 1997, the Company issued 959,000 shares.  Of these shares, 700,000 were issued for cash at a price of $0.24 with net proceeds to the Company of 170,744; 209,000 were issued upon the exercise of share purchase options at a price of $0.35 with net proceeds to the Company of $73,150; and, 50,000 were issued in exchange for an interest in a mineral property at a deemed price of $0.50 per share.

During the fiscal year ended February 28, 1998, the Company issued 387,000 shares for cash at a price of $0.68 per share with net proceeds to the Company of $263,160.

The Company issued no shares for the fiscal year ended February 28, 1999.

During the fiscal year ended February 28, 2000, the Company issued 1,853,356 common shares for net proceeds of $618,591.  384,832 of these shares were issued at a price of $0.30 per share; 1,455,909 of these shares were issued at a price of $0.33 per share; and, 12,615 of these shares were issued at a price of $0.33 per share.

During the fiscal year ended February 28, 2001, the Company issued 3,788,266 common shares for net proceeds of $1,223,802. 1,444,660 of these shares were issued at a price of $0.35 per share; 1,400,000 of these shares were issued at a price of $0.30 per share; and, 943,606 of these shares were issued at a price of $0.33.

During the fiscal year ended February 28, 2002, the Company issued 2,796,428 common shares for net proceeds of $963,250. 1,025,000 of these shares were “flow-through” common shares which were part of a unit which sold for $0.33 per unit. Each unit consisted of one “flow-through” share and one warrant which enabled the holder to purchase one additional “flow-through” share at a price of $0.44 for a period of one year. 971,428 shares were issued at a price of $0.35 per share (of which 400,000 were “flow-through” shares) that provided purchasers with warrants to purchase a like number of shares at $0.46 each for a period of two years.  300,000 shares were issued during the year at a price of $0.40 per share (of which 50,000 were “flow-through” shares) that provided purchasers with warrants to purchase a like number of shares at $0.50 each for a period of two years. Lastly, 500,000 shares were issued during the year at $0.33 per share due to the exercise of share purchase options.

Results of Operations

Fiscal 2002 Ended February 28, 2002 compared to Fiscal 2001 Ended February 29, 2001

The loss for Fiscal 2002, ended February 28th, was ($134,241) or ($0.01) per share compared to ($142,786) or ($0.01) per share for Fiscal 2001, ended February 28th. The slightly lower net loss for Fiscal 2002 as compared to Fiscal 2001 was due primarily to an increase in interest received (other income) in the amount of $14,135. This higher amount as compared to the prior year was due to a larger cash balance during the year as compared to the prior year. Also, during Fiscal 2001 the Company wrote off an investment in and advances to a subsidiary in the amount of ($20,668).

The only major difference in expenses during Fiscal 2002 as compared to Fiscal 2001 were shareholder relations expenditures in the amount of $29,696. In prior years the Company did not engage in extraordinary shareholders relations.

During Fiscal 2002, expenditures of $610,558 were made on the Company’s mineral properties which was higher than the $345,817 of expenditures made in Fiscal 2001. These expenditures reflect increased exploration activity at the Lustdust Property.

Fiscal 2001 Ended February 28, 2001 compared to Fiscal 2000 Ended February 29, 2000

The loss for Fiscal 2001, ended February 28th, was ($142,786) or ($0.01) per share compared to ($738,478) or ($0.08) per share for Fiscal 2000, ended February 28th. The higher net loss for Fiscal 2000 as compared to Fiscal 2001 was due primarily to the write-off of $645,174 which occurred as a result of the Company abandoning the Pactolus Project property. (Subsequent to June 30, 2000 the Company elected not to exercise its option to acquire a 100% interest in the Pactolus Project situated in Nye County, Nevada.) During fiscal 2001, increases in the expense categories of amortization; consulting and management fees; and, professional fees did occur. The increase in expenses during fiscal 2001 was primarily the result of increased corporate activities centering around work on its Lust Dust Property. The increased corporate activities consisted of management, specifically George Whatley the president of the Company, spending additional time on the Lust Dust Property and additional expenses incurred associated with payments to consultants who were involved in exploration work on the property. The $16,000 increase which occurred during fiscal 2001 as compared to fiscal 2000 in consulting and management fees reflected management fees paid to George Whatley and consulting fees paid to independent geological consultants. The increase in professional fees of $13,885 reflected professional fees paid to the Company’s independent auditor, Bailey & Associates, and to Dr. Peter Megaw the independent geologist who was in charge of the Company’s 2000 exploration program.

During Fiscal 2001, expenditures of $345,817 were made on the Company’s mineral properties which was higher than the $301,506 of expenditures made in Fiscal 2000. These expenditures reflect increased exploration activity, principally exploration work at the Lustdust Property.

Revenue during Fiscal 2001 and Fiscal 2000 has been modest with a steady interest income being the main source. During Fiscal 2001, interest income was $32,604 and during Fiscal 2000, interest income was $8,211. The increase in interest income was the result of interest earned on proceeds of financing activities which were significantly higher during fiscal 2001 than in fiscal 2000. This also resulted in more working capital.

The financing activities which were higher during Fiscal 2001 involved the selling of shares for proceeds of $1,562,052.  During Fiscal 2000 proceeds from the sales of shares totaled $484,878 or $1,077,174 less than in Fiscal 2001. (The specific details of the financings which occurred during Fiscal 2000 and Fiscal 2001 are described elsewhere in this report.)

Fiscal 2000 Ended February 29, 2000 Compared to Fiscal 1999 Ended February 28, 1999

The loss for Fiscal 2000, ended February 28th, was ($738,478) or ($0.08) per share as compared to ($98,476) or ($0.01) per share for Fiscal 1999. The increase in the loss for the period was due almost exclusively to the Company writing off resource properties in the amount of $645,174 during fiscal 2000 as described above. During Fiscal 1999 there were no write-offs.

General and administrative expenses were almost identical during the two periods. ($101,505 during Fiscal 2000 and $107,020 during fiscal 1999.

During Fiscal 2000 the Company spent $301,506 on resource properties.  During Fiscal 1999 the Company spent $143,572 on resource properties.

Liquidity and Capital Resources

Fiscal 2002 Ended February 28, 2002

The working capital of the Company at the end of Fiscal 2002 (February 28th) was $1,232,544 as compared to $1,339,853 at the end of Fiscal 2001 ended February 28, 2001. The Company had no long term debt at either of these dates. The decrease in working capital at the end of Fiscal 2002 as compared to the end of Fiscal 2001 was the result of a decrease in all categories of current assets. This decrease resulted from lesser financing activities occurring during Fiscal 2002 as compared to Fiscal 2001. Also, during Fiscal 2002 the Company expended more capital on exploration activities than during Fiscal 2001 and general and administrative expenses increased by $25,997 as discussed above.

Cash Used in Twelve Months Ended February 28, 2002 Operating Activities totaled ($97,564) including the Net Loss of ($134,241). The only significant adjustment not affecting cash during Fiscal 2002 was amortization in the amount of $12,490.

Cash Used in Twelve Months Ended February 28, 2002 Investing Activities totaled ($610,558), consisting entirely of items related to mineral properties.

Cash Provided by Twelve Months Ended February 28, 2002 Financing Activities totaled $625,000 consisting of the issuance of common stock in the amount of $963,250 which was offset by proceeds on shares allotted but not issued in the amount of ($338,250).

Fiscal 2001 Ended February 28, 2001

The working capital of the Company at the end of Fiscal 2001 (February 28th) was $1,339,853 as compared to $240,269 at the end of Fiscal 2000 ended February 28, 2000. The Company had no long term debt at either of these dates. The large increase in working capital was the result of cash proceeds obtained from financings which occurred during fiscal 2001. (During the fiscal year ended February 28, 2001, the Company issued 3,788,266 common shares for net proceeds of $1,223,802. 1,444,660 of these shares were issued at a price of $0.35 per share; 1,400,000 of these shares were issued at a price of $0.30 per share; and, 943,606 of these shares were issued at a price of $0.33.)

Cash Used in Twelve Months Ended February 28, 2001 Operating Activities totaled ($240,993) including the Net Loss of ($142,786). Significant adjustments not affecting cash included write-off of investment in and advances to subsidiary of $20,668; amortization of $14,189;and, gain on disposal of a capital asset in the amount of ($1,319).

Cash Used in Twelve Months Ended February 28, 2001 Investing Activities totaled ($353,220), consisting entirely of items related to mineral properties in the amount of ($345,817) and the purchase of capital assets in the amount of ($7,403).

Cash Provided by Twelve Months Ended February 28, 2001 Financing Activities totaled $1,562,052 consisting of the issue of common stock in the amount of $1,223,802 and $338,250 from proceeds on shares allotted but not issued.

Fiscal 2000 Ended February 28, 2000

Working Capital was $174,657 at February 28, 2000.

Cash Used in Twelve Months Ended February 28, 2000 Operating Activities totaled ($120,948), including the Net Loss of ($738,478). During this period the significant adjustments not affecting cash were amortization of $8,868; gain on disposal of a capital asset in the amount of ($19,913); and, a write-off of cost and expenditures on resource properties abandoned in the amount of $645,174.

Cash Used in Twelve Months Ended February 28, 2000 Investing Activities totaled ($314,917), consisting entirely of items relating to mineral properties. These items were ($301,506) in an investment in and expenditures on resource properties and ($13,411) in the purchase of capital asset, net of disposal.

Cash Provided in Twelve Months Ended February 28, 2000 Financing Activities totaled $484,878 consisting of the proceeds on the issuance of shares in the amount of $618,591 and ($133,713) used by the proceeds on shares allotted but not issued in the prior year.

US GAAP Reconciliation with Canadian GAAP

U.S. GAAP requires that exploration and general and administrative costs related to projects be charged to expense as incurred.  As such, some of the costs accounted for as deferred mineral acquisition and exploration expenditures under Canadian GAAP would have been charged to earnings under U.S. GAAP.  Property acquisition costs are capitalized under both Canadian and U.S. GAAP.

Under Canadian G.A.A.P., mineral property costs are capitalized if an enterprise considers such costs have the characteristics of property, plant and equipment. An enterprise applies the method of accounting for exploration costs that it considers to be appropriate to its operations and applies the method consistently to all its properties. (C.I.C.A. Handbook Section 3061.21)

A mining enterprise that has not established mineral reserves objectively, and therefore, does not have a basis for preparing a projection of the estimated future net cash flows from the property is not precluded from considering exploration costs to have the characteristics of property plant and equipment. (C.I.C.A. Emerging Issues Committee, EIC-126)

In general, exploration and capitalized mineral property costs are expenses under Canadian G.A.A.P. when:

1.

exploration activities have ceased;

2.

exploration results are not promising such that exploration will not be planned for the foreseeable future;

3.

lease ownership rights have expired;

4.

or insufficient funding is available to complete the exploration program.

The accounting policy disclosures as required by Canadian G.A.A.P. are described in Note 1 to the financial statements.

Variation in Operating Results

The Company is presently exploring its properties for sufficient reserves to justify production.  None of its properties are yet in production and consequently, the properties do not produce any revenue.  As a result there is little variation expected in operating results from year to year and little is to be expected until such time, if any, as a production decision is made on one of its properties.

The Company derives interest income on its bank deposits, which depend on the Company's ability to raise funds.

Management periodically through the exploration process, reviews results both internally and externally through mining related professionals.  Decisions to abandon, reduce or expand exploration efforts is based upon many factors including general and specific assessments of mineral deposits, the likelihood of increasing or decreasing those deposits, land costs, estimates of future mineral prices, potential extraction methods and costs, the likelihood of positive or negative changes to the environment, permitting, taxation, labor and capital costs.  There cannot be a pre-determined hold period for any property as geological or economic circumstances render each property unique.

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP except as noted in Footnote 8 to the financial statements.  The value of the U.S. Dollar in relationship to the Canadian Dollar was 1.58 as of 11/15/02.

The Company has financed its activities through the distribution of equity capital.  The timing of such distributions was dependent on the requirements of the Company and the economic climate.  The Company anticipates having to raise additional funds by equity issuance in the next several years, as the Company does not expect to generate material revenue from mining operations or to achieve self-sustaining commercial mining operations for several years.

Item 6.  Directors, Senior Management and Employees

Table No. 6 lists as of November 19, 2002, the names of the Directors of the Company.  The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.  All Directors are residents and citizens of Canada, except Paul Mattinen who is a resident and citizen of the United States.

Table No. 6

Directors

Name                         Age     Date First Elected/Appointed

George Whatley     (1)        66                     Nov. 8, 1995

Richard Whatley    (1)        44                    Dec. 14, 1989

Carl Pines                    55                    Oct. 29, 1999

Kenneth Arthurs               68                    Aug. 18, 1998

Paul Mattinen      (1)        56                    Aug. 20, 1997

(1) Member of Audit Committee. (The primary responsibility of the audit committee is to review and approve the financial statements.)

Table No. 7 lists, as of November 19, 2002, the names of the Executive Officers of the Company.  The Executive Officers serve at the pleasure of the Board of Directors.  All Executive Officers are citizens and residents of Canada.

Table No. 7

Executive Officers

                                                          Date of

Name                   Position                Age    Appointment

George Whatley (1)     President               66   Aug. 18, 2000

Richard Whatley    (2) Secretary               44   Aug. 18, 2000

(1)  He spends 100% of his time on the affairs of the Company.

(2)  He spends  25% of his time on the affairs of the Company.

George Whatley has been the President of the Company since 1990. Prior to that, from 1970 to 1990, he was the owner of Gibbs Nortac Incustries, a private manufacturer and supplier of fishing lours. From 1963 to 1970 he was a self employed exploration consultant.

Richard Whatley, P.Eng is a self-employed chemical and environmental engineer. He received his Bachelor of Science degree in Chemical Engineering from the University of British Columbia and his Master of Science degree in Biomedical Engineering from the University of British Columbia.

Carl Pines is a lawyer with the firm Pines,McIntyre & Shrieves

Paul Mattinen, P.Eng is an Independent Consulting Geologist. Prior to joining the Company as a member of the Board of Directors he was employed by Falconbridge Mining Company where he was in charge of its mining operations in the state of Nevada.

Kenneth Arthurs is a self employed business person who from 1952 until 1979 was employed by IBM Canada as a Branch Manager. From 1979 until 1999 he owned a medical supply company in Canada called Ken’s Medical Supplies which he managed.

No Director and/or Executive Officer has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or Executive Officer, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct, practice, or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

There are no arrangements or understandings between any two or more Directors or Executive Officers, pursuant to which he was selected as a Director or Executive Officer.  There are no family relationships between any two or more Directors or Executive Officers other than the fact that Richard Whatley is the son of George Whatley who is the President of the Company.

COMPENSATION

The Company has no formal plan for compensating its Directors for their service in their capacity as Directors.  Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors. The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director.  Other than indicated below no Director received any compensation for his services as a Director, including committee participation and/or special assignments.

The Company grants stock options to Directors, Executive Officers and employees; refer to ITEM #10, "Stock Options".

Total compensation accrued and/or paid (directly and/or indirectly) to all Officers/Directors during Fiscal 2001 ended February 28, 2001 was $93,500. (These payments were not pursuant to a formal contract.) Refer to ITEM #13 for indirect payments.

Table No. 8

Summary Compensation Table

                                                          Long-Term Compensation __

                              Annual Compensation             Awards__ ___

Name and                                               Restricted

Principal        Fiscal                  Other Annual     Stock   Options/     LTIP     All Other

Position           Year    Salary  Bonus Compensation    Award(s)  SARS(#)  Payouts  Compensation

George Whatley     2002      nil     nil      67,500(1)

President and      2001      nil     nil      71,500(2)      ---        Nil     ---         ---

Director           2000      nil     nil      42,000(3)      ---      375,000

Richard Whatley(4) 2002      nil     nil      26,000(5)

Secretary and      2001      nil     nil      17,000(6)      ---        Nil     ---         ---

Director           2000      nil     nil      10,500(4)      ---      175,000   ---         ---

                   1999      nil     nil       4,800(4)      ---        nil     ---         ---

(1) George Whatley received $36,000 as a fee for administration of the Company’s affairs and $31,500 as a fee to manage and supervise the Company’s exploratory drilling program.

(2) George Whatley received $40,000 as a fee for administration of Alpha’s affairs and $31,500 as a fee to set up and manage the drilling program and for supervision of the drilling program.

(3) George Whatley received $24,000 as a fee for administration of Alpha’s affairs and $18,000 as a fee to set up and manage the drilling program and for supervision of the drilling program.

(4) Richard Whatley ceased to be the President, Chief Financial Officer and Chief Executive Office on August 16, 1999.

(5) Richard Whatley received these funds for engineering and survey services.

(6) Fees paid to Richard Whatley for engineering and surveying services.

Other than disclosed above, the Company has no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 2001 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per Executive Officer.

Except for the stock option program discussed in ITEM #12, the Company has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's Directors or Executive Officers.

No funds were set aside or accrued by the Company during Fiscal 2001 to provide pension, retirement or similar benefits for Directors or Executive Officers.

Staffing

The Company retains, in addition to its executive personnel, one administrative person at its head office in Coquitlam, British Columbia. As required, the Company also retains geologists, engineers, geophysicists and other consultants on a per diem basis.  The Company has not experienced, and does not expect to experience, significant difficulty in attracting and retaining qualified personnel.

Share Ownership

The Registrant is a publicly owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents.  The Registrant is not controlled by another corporation as described below.

Table No. 9 lists, as of 11/19/02, Directors and Executive Officers who beneficially own the Registrant's voting securities and the amount of the Registrant's voting securities owned by the Directors and Executive Officers as a group.

Table No. 9

Shareholdings of Directors and Executive Officers

Title                                 Amount and Nature   Percent

  Of                                      of Beneficial        of

Class    Name of Beneficial Owner             Ownership   Class #

Common   George Whatley  (1)           2,509,850 Common     12.1%

Common   Richard G. Whatley (2)          435,000 Common      2.2%

Common   Paul R. Mattinen  (3)            70,000 Common     <1.0%

Common   Kenneth E. Arthurs  (4)         145,000 Common      1.0%

Common   Carl Pines  (5)                 450,000 Common      2.3%

Total Directors/Officers               3,609,850 Common     17.6

(1) Of these shares 400,000 represent currently exercisable share purchase options and 700,000 represent currently exercisable share purchase warrants.

(2) Of these shares 200,000 represent currently exercisable share purchase options and none represent currently exercisable share purchase warrants.

(3) Of these shares 50,000 represent currently exercisable share purchase options and none represent currently exercisable share purchase warrants.

(4) Of these shares 50,000 represent currently exercisable share purchase options and none represent currently exercisable share purchase warrants.

(5) Of these shares 50,000 represent currently exercisable share purchase options and none represent currently exercisable share purchase warrants.

#  Based on 19,707,380 shares outstanding as of 11/19/02

Item 7.  Major Shareholders and Related Party Transactions

The Company is aware of one person who beneficially owns 5% or more of the Registrant’s voting securities.  Table No. 9a lists as of 11/19/02, persons and/or companies holding 5% or more beneficial interest in the Company’s outstanding common stock.

Table #9a

5% or Greater Shareholders

Title of Class	Name and Address of Owner	Amount and Nature of Beneficial Ownership	% of Class

Common	George Whatley (1) 410 Donald Street Coquitlam, B.C. CANADA	2,509,850	12.1%

(1) Of these shares 700,000 represent currently exercisable share purchase warrants and 400,000 represent currently exercisable share purchase options.

The Company’s major shareholders have no different voting rights than any other shareholders.

INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

There have been no transactions during or since the three years ended February 28, 2002, or proposed transactions, which have materially affected or will materially affect the Registrant in which any director, executive officer, or beneficial holder of more than 10% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest other than that described below.

On March 8, 2001 Alpha completed a non-brokered unit placement and has issued 1,025,000 flow-through units at a price of $0.33 per unit. Proceeds to the Company from this financing were $338,250. Each unit is comprised of one flow-through common share and one warrant to purchase a flow-through common share at an exercisable price of $0.44 for a two year period beginning on March 8, 2001.  George Whatley, an officer and a director of Alpha, purchased 150,000 units.  These transactions were accepted for filing by the CDNX and the insider participant invested on the same basis as all other investors.

On June 18, 2001 Alpha completed a non-brokered unit private placement and has issued 971,428 units at a price of $0.35 per unit of which 400,000 were flow-through units.  Each unit was comprised of one common share and one warrant to purchase a common share at an exercise price of $0.46 for a two year period beginning on June 18, 2001.  Each flow-through unit is comprised of a flow-through common share and a warrant to purchase an additional flow-through common share at a price of $0.46 for a two year period.  George Whatley, a director of Alpha, purchased 350,000 units.  These transactions were accepted for filing by the CDNX and the insider participant invested on the same basis as all other investors.

On June 12, 2002, the Company received conditional acceptance from the TSX Venture Exchange for a private placement of 3,185,620 Units (of which 950,00 were flow-through) at a price of $0.40 per Unit. Each Unit was composed of one common share (or flow-through common share) and one warrant to purchase an additional non-flow through common share for a two-year period at a price of $0.50 per share.  Whatley Holdings Inc. (a company controlled by George Whatley, the President of the Registrant) has purchased 250,000 Units.

As previously disclosed during Fiscal 2002 the Company paid feel of $93,500 for property related expenses to George Whatley, the President of the Company and to Richard Whatley, the Secretary and a Director of the Company.

During Fiscal 2002, the Company also paid $7,725 for secretarial and bookkeeping services, $6,000 for office rental, and $3,000 for car rental to a company controlled by George Whatley, the President of the Company. Management believes that the services provided were at rates similar to those charged to non-related customers.

Other than as disclosed above, there have been no transactions or proposed transactions, which have materially affected or will materially affect the Registrant in which any director, executive officer, or beneficial holder of more than 10% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.  As stated above, management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

Item 8.  Financial Information

The financial statements as required under ITEM #8 are attached hereto and found immediately following the text of this Registration Statement.  The audit report of Bailey & Associates, independent Chartered Accountants, is included herein immediately preceding the financial statements and schedules.

There have been no significant changes of financial condition since the most recent interim financial statements dated 8/31/02.

Item 9.  Offer and Listing of Securities

As of 11/01/2002, the authorized capital of the Company was 100,000,000 common shares without par value and there were 16,371,760 common shares issued and outstanding.

The Company's common shares began trading on the Vancouver Stock Exchange in Vancouver, British Columbia, Canada, under its former name “Info-Stop Communications Inc.” on 01/01/1988.  The current stock symbol is “ALQ”.  The CUSIP number is #02073D.

Upon the effective of this registration statement, the Company will be obligated to file Form 6-K and Form 20-F Annual Report.  As a foreign issuer, the Company will not be subject to the reporting obligations of the proxy rules of Exchange Act Section 14 or the insider short-swing profit rules of Section 16 of the Exchange Act.

NATURE OF TRADING MARKET

The Company's common shares are issued in registered form and the following information is taken from the records of Pacific Corporate Trust Company (located in Vancouver, British Columbia, Canada), the registrar and transfer agent for the common shares.

On 11/19/02, the shareholders' list for the Company's common shares showed 81 registered shareholders and 19,707,380 shares issued and outstanding.

The Company has researched the indirect holding by depository institutions and estimates that there are 29 “holders of record" resident in the United States. These twenty-nine “holders of record” own 3,469,720 shares, which represents 17.6% of the issued and outstanding shares.

Refer to discussion below regarding holders of record of the Company's warrants.

Based on this research and other research into the indirect holdings of other financial institutions, the Company believes that it has in excess of 300 beneficial owners of its common shares. This ownership takes effect upon exercise of all the outstanding warrants.

The Company's common shares are not registered to trade in the United States in the form of American Depository Receipts (ADR's) or similar certificates.

On 6/01/01, the Company was aware of no holders of its Share Purchase Warrants, none of which were resident in the United States.  These warrants were issued in conjunction with private placements and are non-transferable.

The Company has not declared any dividends on its common shares for the last five years and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

Table No. 10 lists the volume of trading and high, low and closing sales prices on the Canadian Venture (formerly Vancouver Stock Exchange) Stock Exchange for the Company's common shares for the five most recent full financial years; the two most recent financial years for each full financial quarter; and, for each month for the most recent six months.

Table No. 10

Canadian Venture Exchange

 Common Shares Trading Activity

                                         - Sales -

                                       Canadian Dollars

 Period                             High     Low   Closing

Fiscal Year Ended 2/28/02          $0.75    $0.27    $0.32

Fiscal Year Ended 2/28/01           0.71     0.25     0.45

Fiscal Year Ended 2/28/00           0.58     0.25     0.30

Fiscal Year Ended 2/28/99           0.68     0.20     0.35

Fiscal Year Ended 2/28/98           1.35     0.30     0.31

Quarter Ended  8/31/2002           $0.63     0.40     0.54

Quarter Ended  5/31/2002           $0.79     0.xx     0.55

Quarter Ended  2/28/2002            0.45     0.27     0.32

Quarter Ended 11/30/2001            0.42     0.26     0.35

Quarter Ended  8/31/2001            0.75     0.36     0.41

Quarter Ended  5/31/2001            0.75     0.40     0.74

Quarter Ended  2/28/2001            0.51     0.35     0.45

Quarter Ended 11/30/2000            0.60     0.32     0.37

Quarter Ended  8/31/2000            0.71     0.35     0.59

Quarter Ended  2/29/2000            0.35     0.25     0.30

Quarter Ended 11/30/1999            0.48     0.30     0.32

Quarter Ended  8/31/1999            0.45     0.35     0.41

Quarter Ended  5/31/1999            0.58     0.30     0.40

Month Ended   10/31/02              0.54     0.42     0.46

Month Ended   09/30/02              0.60     0.44     0.55

Month Ended   08/31/02              0.59     0.50     0.54

Month Ended   07/31/02              0.63     0.46     0.54

Month Ended   06/30/02              0.57     0.40     0.49

Month Ended   05/31/02              0.79     0.40     0.55

The TSX Venture Exchange

The TSX Venture Exchange (“CDNX”) is a result of the acquisition of the Canadian Venture Exchange by the Toronto Stock Exchange.

The Canadian Venture Exchange was a result of the merger between the Vancouver Stock Exchange and the Alberta Stock Exchange which took place on November 29, 1999. On August 1, 2001, the Toronto Stock Exchange completed its purchase of the Canadian Venture Exchange from its member firms and renamed the Exchange the TSX Venture Exchange. The CDNX currently operates as a complementary but independent exchange from its parent.

The initial roster of the CDNX was made up of venture companies previously listed on the Vancouver Stock Exchange or the Alberta Stock Exchange and later incorporated junior listings from the Toronto, Montreal and Winnipeg Stock Exchanges. The CDNX is a venture market as compared to the Toronto Stock Exchange which is Canada’s senior market and the Montreal Exchange which is Canada’s market for derivatives products.

The CDNX currently has five service centers: Calgary, Toronto, Vancouver, Winnipeg and Montreal.  These service centers provide corporate finance, surveillance and marketing expertise.  The corporate office for the CDNX is located in Calgary and the operations office is located in Vancouver.

The CDNX is a self-regulating organization owned and operated by the TSX Group.  It is governed by representatives of its member firms and the public.

The TSX Group acts as a business link between TSX Venture Exchange members, listed companies and investors. CDNX policies and procedures are designed to accommodate companies still in their formative stages and recognize those that are more established. Listings are predominately small and medium sized companies.

Regulation of the TSX Venture Exchange, its member firms and its listed companies is the responsibility of Market Regulation Services Inc. (“RS”) which was created as a joint initiative of The Toronto Stock Exchange Inc. and the Investment Dealers Association of Canada.

RS is recognized as a self-regulatory entity in the provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec. As a Regulation Service Provider, RS provides independent regulation services to  marketplaces (existing exchanges, quotation and trade reporting systems (QTRSs) and alternative trading systems (ATSs) and their participants in Canada that contract with RS Inc. for the provision of regulation services. As a national regulator for the Canadian marketplace, it is the first independent regulator of its kind for the Canadian securities market.

RS administers, oversees and enforces the Universal Market Integrity Rules (“UMIR”). To ensure compliance with UMIR, RS monitors real-time trading operations and market-related activities of marketplaces and participants. RS also enforces compliance with UMIR by investigating alleged rule violations and administering any settlements and hearings that may arise in respect of such violations.

RS's areas of responsibility include Market Surveillance; Operations and General Counsel (Market Policy); and Investigations and Enforcement.

The Market Surveillance division monitors all securities trading for compliance with the Universal Market Integrity Rules and marketplace specific rules. Market Surveillance also investigates irregularities and complaints relating to trading on marketplaces for which RS acts as regulation services provider to ensure a fair and orderly marketplace for all participants. This division is responsible for market supervision, which includes monitoring trading activity and timely disclosure, as well as preliminary investigations and trade desk compliance.

The market surveillance department issues CDNX notices to inform the public of halts, suspensions, delists and other enforcement actions.  All CDNX notices can be found on the TSE/TSX website at www.tse.com.  In the public interest, trading halts or suspensions are maintained until the surveillance department is satisfied that there is adequate disclosure of the company’s affairs and a level playing field for investors. By Exchange policy, the department also reviews and approves certain types of transactions for all TSX listed companies. These types of transactions includes option grants, private placements and other share issuances, mergers and acquisitions, property-asset acquisitions and dispositions, loans, bonuses and finder’s fees, changes of business, name changes, stock splits, and related party transactions. If the Exchange’s review of such transactions finds them to be contrary to the public interest or is in violation of policy, approval for the transaction will be denied and any action taken by the company towards the completion of the transaction must be reversed.

The Operations and General Counsel division is responsible for the development and  implementation UMIR as well as providing interpretations of, or exemptions from, UMIR with the goal of promoting market integrity. This division also coordinates all operational activities of RS including strategic planning and overall organizational matters. Finally, the General Counsel's office of this division is responsible for all legal services and matters relating to RS's Board of Directors.

The Investigation and Enforcement division is responsible for conducting investigations and prosecutions of violations of the UMIR and Policies and market integrity and market quality rules specific to the TSX Venture Exchange. Functions of this division include Investigations, Enforcement and Investigative Research.

a) Investigations

Investigations focus on activities that may be in breach of the UMIR and/or the rules of the TSX Venture Exchange. The types of violations frequently investigated include high closings, market manipulation, client priority trading violations, unapproved trading, trading in restricted securities and conduct inconsistent with the just and equitable principles of trade.

Requests for investigations come primarily from the Market Surveillance division of RS. Other sources include the provincial securities commissions, the Operations and General Counsel division, marketplaces, and in some instances, the general public. Investigators also lend assistance to investigations conducted by provincial securities commissions.

b) Enforcement

Once an investigation is complete and a decision has been made to proceed with a prosecution a statement of allegations is served upon the concerned party which references the rule or rules alleged to have been in violation. An Offer of Settlement is also presented to the concerned party, who can either accept or reject the Offer of Settlement. If accepted, the Offer of Settlement must be approved by a hearing panel of RS. The hearing panel may accept the Offer of Settlement or reject it. If the Offer of Settlement is rejected by either the concerned party or by a settlement hearing panel, a Notice of Hearing is issued and served upon the concerned party and the matter proceeds to a hearing before a hearing panel. If the hearing panel determines that an applicable requirement has been violated, it may impose a range of penalties, including a reprimand, a fine, or the restriction, suspension or revocation of access to a marketplace. After all hearings, there is an official public notification concerning the outcome of the hearing and the penalty or remedy imposed.

c) Investigative Research

The Investigative Research Division performs in-depth corporate research relating to officers, directors, and significant shareholders of organizations applying to list securities on the TSX Venture Exchange, or applying to obtain access to the marketplace's trading systems. Due diligence is a major function of the Enforcement division. The overall goal is to improve communication and to raise the standards of compliance in the securities trading industry.

Investors in Canada are protected by the Canadian Investor Protection Fund (“CIPF”). The CIPF is a private trust fund established to protect customers in the event of the insolvency of a member of any of the following Self-Regulatory Organizations: the TSX Venture Exchange, the Montreal Exchange, the Toronto Stock Exchange, the Toronto Futures Exchange and the Investment Dealers Association of Canada.

Table No. 11 lists, as of 8/31/02 share purchase warrants outstanding, the date the share purchase warrants were issued, the exercise price, and the expiration date of the share purchase warrants.

Table No. 11

Share Purchase Warrants Outstanding

           Number of   Number of

           Share       Share                           Expiration

           Purchase    Purchase                           Date of

Effective  Warrants    Warrants       Exercise Price       Share

Date of    Originally  Still         First     Second    Purchase

Issuance   Granted     Outstanding    Year       Year    Warrants

03/08/01   1,025,000   1,025,000     0.44       0.44     03/08/03

06/18/01     971,428     971,428     0.35       0.35     06/18/03

06/18/01     300,000     300,000     0.40       0.40     06/18/03

08/12/02   3,156,620   3,156,620     0.50       0.50     08/12/04

Debt Securities to be Registered.  Not applicable.

American Depository Receipts.  Not applicable.

Other Securities to be Registered. Not applicable

LEGAL PROCEEDINGS

The Company knows of no material, active or pending, legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

The Company knows of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

Item 10.  Additional Information

The Company has financed its operations through the issuance of common shares through private placement, the exercise of warrants issued in the private placements, and the exercise of stock options.  Private placements included:

Fiscal 1996:

  $371,981

Fiscal 1997:

  $248,150

Fiscal 1998:

  $263,160

Fiscal 1999:

  $121,603

Fiscal 2000:

  $480,450

Fiscal 2001:

$1,223,802

Fiscal 2002:

  $625,000

At the beginning of fiscal 1999 (March 1, 1998) the Company had 7,933,710 shares issued and outstanding.  No additional shares were issued during fiscal 1999 (ended February 28, 1999).

At the beginning of fiscal 2000 (March 1, 1999) the Company had 7,933,710 shares issued and outstanding. During the year the Company issued 384,832 shares for cash at a price of $0.35 per shar(1); 1,455,909 shares for cash at a price of $0.33 per share; and, 12,615 shares for cash at a price of $0.35 per share(2).

At the beginning of fiscal 2001 (March 1, 2000) the Company had 9,787,066 shares issued and outstanding. During the year the Company issued 1,444,660 shares for cash at a price of $0.35 per share(3); 1,400,000 shares for cash at a price of $0.30 per share(4); and, 943,606 shares for cash at a price of $0.33 per share(5).

At the beginning of fiscal 2002 (March 1, 2001) the Company had 13,575,332 shares issued and outstanding. During the year the Company issued 1,025,000 flow-through shares at a price of 40.33 per flow-through share(6); 971,428 shares at a price of $0.35 per share(7); 300,000 shares at a price of $0.40 per share(8); and, 500,000 common shares were issued at a price of $0.33 p34 share due to the exercise of share purchase options.

Subsequent to the end of Fiscal 2002, the Company issued 3,135,620 common shares at a price of $0.40(9) and 200,000 common shares were issued for 40.40 each representing warrants exercised from a prior year private placement share issue. (The remainder of the warrants relating to this issue have since expired.)

----------------------

(1) These shares issued during the year @ $0.33 each (of which 1,370,909 were flow-through shares) were part of a unit that provides the purchasers with warrants to purchase a like number of shares at $0.33 each for a period of one year.  The warrant does not provide for the purchase of “flow-through” shares. These warrants have since expired.

(2) The 12,615 shares issued for $0.35 each represented warrants exercised from a prior year share issue.  The remainder of warrants relating to this earlier issue have since expired. These warrants have since expired.

(3) 1,444,660 shares were issued during the year @ $0.35 each (of which 805,000 were “flow-through” shares that provided the purchasers with warrants to purchase a like number of shares at $0.35 each for a period of one year. The warrant does not provide for the purchase of “flow-through” shares). The expiration date was Sept., 2001.

(4) The 1,400,000 flow-through shares issued during the year @ $0.30 each were part of a unit that provided the purchasers with warrants to purchase a like number of shares at $0.35 each for a period of one year and at $0.40 for a period one year thereafter.  The warrant does not provide for the purchase of “flow-through” shares. The expiration date is July, 2002.

(5) The 943,606 shares issued for $0.33 each represented warrants exercised from a prior year share issue. The remainder of warrants relating to this earlier issue expired. The expiration date is March, 2003.

(6) Each share was part of a unit that provided the purchasers with warrants to purchase one additional flow-through common share at a price of 40.44 for a period of one year.

(7) These shares provided purchasers with warrants to purchase a like number of shares at $0.46 each for a period of two years. (400,000 of these shares were “flow-through” shares.)

(8) These shares provided purchasers with warrants to purchase a like number of shares at $0.50 each for a period of two years.

(9) These shares provided purchasers with warrants to purchase a like number of shares at a price of $0.50 per share until August 12, 2004.

Stock Options

Stock Options to purchase securities from Registrant can be granted to Directors and Employees of the Company on terms  and conditions acceptable to the regulatory authorities in Canada, notably the Canadian Venture Exchange (formerly the Vancouver Stock Exchange) and the British Columbia Securities Commission.

Stock options for up to 10% of the number of issued and outstanding common shares may be granted from time to time, provided that stock options in favor of any one individual may not exceed 5% of the issued and outstanding common shares.  No stock option granted under the stock option program is transferable by the optionee other than by will or the laws of descent and distribution, and each stock option is exercisable during the lifetime of the optionee only by such optionee.

The exercise prices for stock options are determined in accordance with Canadian Venture Exchange guidelines and reflect the average closing price of the Registrant's common shares immediately preceding the day on which the Directors grant and publicly announce the stock options (subject to an regulatory-acceptable discount), and/or at a price no lower than $0.10 exercise price per share; and the maximum term of each stock option may not exceed five years.

The names and titles of the Directors/Executive Officers of the Registrant to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 12 as of 5/31/2001, as well as the number of options granted to Directors and all employees as a group.

.

Table No. 12

Stock Options Outstanding

                                      Number of

                                      Shares of  CDN$

                                         Common  Exer. Expiration

Name                                      Stock  Price       Date

George Whatley,  Officer and Director   400,000  $0.40    04/25/04

Richard Whatley, Officer and Director   200,000  $0.40    04/25/04

Carl Pines, Director                     50,000  $0.40    04/25/04

Kenneth E. Arthurs, Director             50,000  $0.40    04/25/04

Paul R. Mattinen, Director               50,000  $0.40    04/25/04

Natalie Whatley, Employee               200,000  $0.33    05/01/03

                                        300,000  $0.50    06/07/05

Total Employees/Consultants(1 person)   500,000

Total Officers/Directors/Employees    1,250,000

Memorandum and Articles of Association

The Memorandum and Articles of the Company do not address the Company’s objects and purposes.

A Director shall not vote in respect of the approval of any contract or transaction with the Company in which he is interested and if he shall do so his vote shall bot be counted, but he shall be counted in the quorum present at the meeting at which the vote is taken.

The Directors may from time to time in behalf of the Company:

(a)

borrow money in a manner and amount, on any security, from any source and upon any terms and conditions;

(b)

issue bonds, debentures, and other debt obligations either outright or as security for any liability or obligation of the Company or any other person; and

(c)

mortgage, charge, whether by way of specific or floating charge, or give other security on the undertaking, or on the whole or any part of the property and assets, of the Company (both present and future).

There are no age considerations pertaining to the retirement or non-retirement of directors.

A Director shall not be required to hold a share in the capital of the Company as qualification for his office but shall be qualified as required by The Act, to become or act as a Director.

All of the authorized common shares of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets.  Holders of common stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders.  Holders of common stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Company, holders of common stock are entitled to receive pro rata the assets of Company, if any, remaining after payments of all debts and liabilities.  No shares have been issued subject to call or assessment.  There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the “Company Act“ of British Columbia.  Unless the “Company Act“ or the Company's Articles or Memorandum otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution or by a vote of a majority or more of the shares represented at the shareholders' meeting.

The Company's Articles and the Company Act of British Columbia contain provisions which require a "special resolution" for effecting certain corporate actions.  Such a "special resolution" requires a three-quarters vote of shareholders rather than a simple majority for passage.  The principle corporate actions that require a "special resolution" include:

a. Transferring the Company's jurisdiction from British Columbia to another jurisdiction;

b. Giving financial assistance under certain circumstances;

c. Certain conflicts of interest by Directors;

d. Disposing of all/substantially all of Company's undertakings;

e. Removing Director before expiration of his term of office;

f. Certain alterations of share capital;

g. Changing the Company name;

h. Altering any restrictions on the Company's business; and

i. Certain reorganizations of the Company.

There are no restrictions on the repurchase or redemption of common shares of the Company while there is any arrearage in the payment of dividends or sinking fund installments.

There is no liability to further capital calls by the Company.

There are no provisions discriminating against any existing or prospective holder of securities as a result of such shareholder owning a substantial number of shares.

The rights of holders of the Company’s stock can only be altered by a Special Shareholders’ meeting.

Subject to Article 9.2 and to The Act, the first annual general meeting shall be held within 15 months from the date of incorporation and the following annual general meetings shall be held once in every calendar year at a time, not being more than 13 months after the holding of the last preceding annual general meeting, and at a place as the Directors shall appoint.  In default of the meeting being held, the meeting shall be called by any two members in the same manner as nearly as possible as that in which meetings are to be called by the Directors.

The Directors may, whenever they think fit, convene a general meeting.  A general meeting, if requisitioned in accordance with The Act, shall be convened by the Directors or, if not convened by the Directors, may be convened by the requisitionists as provided in The Act.

Not less than 21 days’ notice of any general meeting specifying the time and place of meeting and in case of special business, the general nature of that business shall be given in the manner mentioned in Article 22, or in such other manner, if any, as may be prescribed by ordinary resolution whether previous notice has been given or not, to any person as may by law or under these Articles or other regulations of the Company entitled to receive the notice from the Company.  But the accidental omission to give notice of any meeting to, or the non-receipt of any notice, by any person shall not invalidate any proceedings at that meeting.

Persons entitled to notice of a general meeting may waive or reduce the period of notice convening the meeting, by unanimous consent in writing, and may give such waiver before, during or after the meeting.

There are no limitations on the rights to own securities.

There is no provision of the Company’s articles of association, charter or bylaws that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company (or any of its subsidiaries).

Shareholder ownership must be disclosed to the British Columbia Securities Commission and the Canadian Venture Exchange by any shareholder who owns more than 10% of the Company’s common stock.

EXCHANGE CONTROLS AND OTHER LIMITATIONS

AFFECTING SECURITY HOLDERS

Except as discussed in ITEM #9, the Company is not aware of any Canadian federal or provincial laws, decrees, or regulations that restrict the export or import of capital, including foreign exchange controls, or that affect the remittance of dividends, interest or other payments to non-Canadian holders of the common shares.  There are no limitations on the right of non-Canadian owners to hold or vote the common shares imposed by Canadian federal or provincial law or by the charter or other constituent documents of the Company.

The Investment Canada Act (the "IC Act") governs acquisitions of Canadian business by a non-Canadian person or entity. The IC Act requires a non-Canadian (as defined in the IC Act) making an investment to acquire control of a Canadian business, the gross assets of which exceed certain defined threshold levels, to file an application for review with the Investment Review Division of Industry Canada.  The IC Act provides, among other things, for a review of an investment in the event of acquisition of "control" in certain Canadian businesses in the following circumstances:

1. If the investor is a non-Canadian and is a national of a country belonging to the North American Free Trade Agreement ("NAFTA") and/or the World Trade Organization ("WTO") ("NAFTA or WTO National"), any direct acquisition having an asset value exceeding $179,000,000 is reviewable. This amount is subject to an annual adjustment on the basis of a prescribed formula in the IC Act to reflect inflation and real growth within Canada.  This threshold level does not apply in certain sections of Canadian industry, such as uranium, financial services (except insurance), transportation services and cultural services (i.e. the publication, distribution or sale of books, magazines, periodicals (other than printing or typesetting businesses), music in print or machine readable form, radio, television, cable and satellite services; the publication, distribution, sale or exhibition of film or video recordings on audio or video music recordings), to which lower thresholds as prescribed in the IC Act are applicable.

2. If the investor is a non-Canadian and is not a NAFTA or WTO National, any direct acquisition having an asset value exceeding $5,000,000 and any indirect acquisition having an asset value exceeding $50,000,000 is reviewable.

3. If the investor is a non-Canadian and is NAFTA or WTO National, an indirect acquisition of control is reviewable if the value of the assets of the business located in Canada represents more than 50% of the asset value of the transaction or the business is involved in uranium, financial services, transportation services or cultural services (as set forth above).

Finally, certain transactions prescribed in the IC Act are exempted from review altogether.

In the context of the Company, in essence, three methods of acquiring control of a Canadian business are regulated by the IC Act: (i) the acquisition of all or substantially all of the assets used in carrying on business in Canada; (ii) the acquisition, directly or indirectly, of voting shares of a Canadian corporation carrying on business in Canada; or (iii) the acquisition of voting shares of an entity which controls, directly or indirectly, another entity carrying on business in Canada.

An acquisition of a majority of the voting shares of a Canadian entity, including a corporation, is deemed to be an acquisition of control under the IC Act.  However, under the IC Act, there is a rebuttable presumption that control is acquired if one-third of the voting shares of a Canadian corporation or an equivalent undivided interest in the voting shares of such corporation are held by a non-

Canadian person or entity.  An acquisition of less than one-third of the voting shares of a Canadian corporation is deemed not to be an acquisition of control.  An acquisition of less than a majority, but one-third or more, of the voting shares of a Canadian corporation is presumed to be an acquisition of control unless it can be established that, on the acquisition, the Canadian corporation is not, in fact, controlled by the acquirer through the ownership of voting shares. For partnerships, trusts, joint ventures or other unincorporated Canadian entities, an acquisition of less than a majority of the voting interests is deemed not to be an acquisition of control.

In addition, if a Canadian corporation is controlled by a non-Canadian, the acquisition of control of any other Canadian corporation by such corporation may be subject to the prior approval of the Investment Review Division, unless it can be established that the Canadian corporation is not in fact controlled by the acquirer through the ownership of voting shares.

Where an investment is reviewable under the IC Act, the investment may not be implemented unless it is likely to be of net benefit to Canada.  If an applicant is unable to satisfy the Minister responsible for Industry Canada that the investment is likely to be of net benefit to Canada, the applicant may not proceed with the investment.  Alternatively, an acquirer may be required to divest control of the Canadian business that is the subject of the investment.

In addition to the foregoing, the IC Act provides for formal notification under the IC Act of all other acquisitions of control by Canadian businesses by non-Canadian investors.  The notification process consists of filing a notification within 30 days following the implementation of an investment, which notification is for information, as opposed to review, purposes.

TAXATION

The following summary of the material Canadian federal income tax consequences generally applicable in respect of the common stock reflects the Company’s opinion.  The tax consequences to any particular holder of common stock will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder’s particular circumstances.  This summary is applicable only to holders who are resident in the United States, have never been resident in Canada, deal at arm’s length with the Company, hold their common stock as capital property and who will not use or hold the common stock in carrying on business in Canada.  Special rules, which are not discussed in this summary, may apply to a United States holder that is an issuer that carries on business in Canada and elsewhere.

This summary is based upon the provisions of the Income Tax Act of Canada and the regulations thereunder (collectively, the "Tax Act" or “ITA”)and the Canada-United States Tax Convention (the “Tax Convention”) as at the date of the Registration Statement and the current administrative practices of Canada Customs and Revenue Agency.  This summary does not take into account provincial income tax consequences.

Management urges each holder to consult his own tax advisor with respect to the income tax consequences applicable to him in his own particular circumstances.

CANADIAN INCOME TAX CONSEQUENCES

Disposition of Common Stock.

The summary below is restricted to the case of a holder (a “Holder”) of one or more common shares (“Common Shares”) who for the purposes of the Tax Act is a non-resident of Canada, holds his Common Shares as capital property and deals at arm’s length with the Company.

Dividends

A Holder will be subject to Canadian withholding tax (“Part XIII Tax”) equal to 25%, or such lower rates as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on his Common Shares. Under the Tax Convention, the rate of Part XIII Tax applicable to a dividend on Common Shares paid to a Holder who is a resident of the United States is, if the Holder is a company that beneficially owns at least 10% of the voting stock of the Company, 5% and, in any other case, 15% of the gross amount of the dividend. The Company will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder.

Disposition of Common Shares

A Holder who disposes of Common Shares, including by deemed disposition on death, will not be subject to Canadian tax on any capital gain thereby realized unless the common Share constituted “taxable Canadian property” as defined by the Tax Act. Generally, a common share of a public corporation will not constitute taxable Canadian property of a Holder unless he held the common share as capital property used by him carrying on a business in Canada, or he or persons with whom he did not deal at arm’s length alone or together held or held options to acquire, at any time within the 60 months preceding the disposition, 25% or more of the issued shares of any class of the capital stock of the Company.

A Holder who is a resident of the United States and realizes a capital gain on disposition of Common Shares that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the Common Shares is derived from, or from an interest in, Canadian real estate, including Canadian mineral resources properties, (b) the Common Shares formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 months preceding disposition, or (c) the Holder (i) was a resident of Canada at any time within the ten years immediately preceding the disposition, and for a total of 120 months during any period of 20 consecutive years, preceding the disposition, and (ii) owned the Common Shares when he ceased to be resident in Canada.

A Holder who is subject to Canadian tax in respect of a capital gain realized on disposition of Common Shares must include three quarters (two thirds for dispositions after February 27, 2000 and before October 18, 2000 and one half after October 18, 2000) of the capital gain (“taxable capital gain”) in computing his taxable income earned in Canada. The Holder may, subject to certain limitations, deduct three quarters (two thirds for disposition after February 27, 2000) of any capital loss (“allowable capital loss”) arising on disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property and, to the extent not so deductible, from such taxable capital gains of any of the three preceding years or any subsequent year.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a discussion of material United States Federal income tax consequences, under the law, generally applicable to a U.S. Holder (as defined below) of common shares of the Company. This discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (“the Code”), Treasury Regulations, published Internal Revenue Service (“IRS) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possible on a retroactive basis, at any time.  In addition, the discussion does not consider the potential effects, both adverse and beneficial, or recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. The discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of the Company and no opinion or representation with respect to the U.S. federal income tax consequences to any such holder or prospective holder is made. Management urges holders and prospective holders of common shares of the Company to consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Company.

U.S. Holders

As used herein, a (“U.S. Holder”) includes a holder of common shares of the Company who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, an estate whose income is taxable in the United States irrespective of source or a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described in Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares.

Distribution on Common Shares of the Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s United States Federal Income tax liability or, alternatively, individuals may be deducted in computing the U.S. Holder’s United States Federal taxable income by those individuals who itemize deductions.  (See more detailed discussion at “Foreign Tax Credit” below).  To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Dividend income will be taxed at marginal tax rates applicable to ordinary income while preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale of other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss.

Dividends paid on the common shares of the Company will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.  A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a “foreign personal holding company” or a “passive foreign investment company”, as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company.  The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Under current Treasury Regulations, dividends paid on the Company’s common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends and the proceeds from a sale of the Company’s common shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 31% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

For individuals whose entire income from sources outside the United States consists of qualified passive income, the total amount of creditable foreign taxes paid or accrued during the taxable year does not exceed $300 ($600 in the case of a joint return) and an election is made under section 904(j), the limitation on credit does not apply.

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax.  This election is made on a year-by-year basis and applies to all foreign income taxes (or taxes in lieu of income tax) paid by (or withheld from) the U.S. Holder during the year.  There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his/her or its worldwide taxable income in the determination of the application of this limitation. The various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process.  In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income”, and certain other classifications of income. Dividends distributed by the Company will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes.  The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and  management urges holders and prospective holders of common shares of the Company to consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Company

A U.S. Holder will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (I) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of the Company.  Preferential tax rates apply to long-term capital gains of U.S. Holders which are individuals, estates or trusts. This gain or loss will be capital gain or loss if the common shares are capital assets in the hands of the U.S. Holder, which will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder.  Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year.  Deductions for net capital losses are subject to significant limitations.  For U.S. Holders which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted, but individuals may not carry back capital losses. For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following circumstances, the above sections of the discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of common shares of the Company.

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company’s outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 60% (50% after the first tax year) or more of the Company’s gross income for such year was derived from certain passive sources (e.g. from interest income received from its subsidiaries), the Company would be treated as a “foreign personal holding company.”  In that event, U.S. Holders that hold common shares of the Company would be required to include in gross income for such year their allocable portions of such passive income to the extent the Company does not actually distribute such income.

The Company does not believe that it currently has the status of a “foreign personal holding company”. However, there can be no assurance that the Company will not be considered a foreign personal holding company for the current or any future taxable year.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Company’s outstanding shares are held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company might be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares of the Company to be treated as ordinary income rather than capital gains.

Passive Foreign Investment Company

As a foreign corporation with U.S. Holders, the Company could potentially be treated as a passive foreign investment company (“PFIC”), as defined in Section 1297 of the Code, depending upon the percentage of the Company’s income which is passive, or the percentage of the Company’s assets which is held for the purpose of producing passive income.

The management of the Registrant believes that the Company is not a PFIC. Additionally, the Company believes that the anticipated development of its business would not include any activities which would cause the Company to fall under the criteria of a Passive Foreign Investment Company.  However, there can be no assurance that the Company’s determination concerning its PFIC status will not be challenged by the IRS, or that it will be able to satisfy record-keeping requirements which will be imposed of QEFs.

Certain United States income tax legislation contains rules governing PFICs which can have significant tax effects on U.S. shareholders of foreign corporations.  These rules do not apply to non-U.S. shareholders.  Section 1297 (a) of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (I) 75% or more of its gross income is “passive income”, which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the company is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more.  The taxation of a US shareholder who owns stock in a PFIC is extremely complex and is therefore beyond the scope of this discussion.  Management urges US persons to consult with their own tax advisors with regards to the impact of these rules.

Controlled Foreign Corporation

A Controlled Foreign Corporation (CFC) is a foreign corporation more than 50% of whose stock by vote or value is, on any day in the corporation’s tax year, owned (directly or indirectly) by U.S. Shareholders. If more than 50% of the voting power of all classes of stock entitled to vote is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own actually or constructively 10% or more of the total combined voting power of all classes of stock of the Company could be treated as a “controlled foreign corporation” under Subpart F of the Code.  This classification would effect many complex results, one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax. The United States generally taxes United States Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such United States Shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current U.S. tax on their pro rata shares of the CFC’s earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of the Corporation which is or was a United States Shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Company (accumulated in corporate tax years beginning after 1962, but only while the shares were held and while the Company was “controlled”) attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to the United States Shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders. The PFIC provisions continue to apply in the case of PFIC that is also a CFC with respect to the U.S. Holders that are less than 10% shareholders. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion.

The amount of any backup withholding will not constitute additional tax and will be allowed as a credit against the U.S. Holder’s federal income tax liability.

Filing of Information Returns.  Under a number of circumstances, United States Investor acquiring shares of the Company may be required to file an information return with the Internal Revenue Service Center where they are required to file their tax returns with a duplicate copy to the Internal Revenue Service Center, Philadelphia, PA 19255. In particular, any United States Investor who becomes the owner, directly or indirectly, of 10% or more of the shares of the Company will be required to file such a return. Other filing requirements may apply, and management urges United States Investors to consult their own tax advisors concerning these requirements.

Item 11.  Disclosures about Market Risk

Not Applicable

Item 12.  Description of Other Securities

Not Applicable

Part II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

Not Applicable

Item 14.  Modifications of Rights of Securities Holders and

          Use of Proceeds

Not Applicable

Part III

Item 17.  Financial Statements

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Registration Statement.  The audit report of Bailey & Associates, independent Chartered Accountants, is included herein immediately preceding the financial statements and schedules.

Audited Financial Statements for Fiscal 2002 and Fiscal 2001

Item 18.  Financial Statements

The Company has elected to provide financial statements pursuant to ITEM #17.

Item 19.  Exhibits

(A1)  The financial statements thereto as required under ITEM 17 are attached hereto and found immediately following the text of this Registration Statement.  The report of Bailey & Associates, independent Chartered Accountants, for the audited financial statements are included herein immediately preceding the audited financial statements.

Audited Financial Statements

 Auditor's Report, dated July 5, 2002

 Comments by Auditor for U.S. Readers on Canada-U.S. Reporting

 Difference, dated July 5, 2002

Balance Sheets at 2/28/02 and 2/28/01

Statements of Operations and Deficit

Cumulative from inception to 2/28/02 and for the fiscal years ended 2/28/02, 2/28/01 and 2/28/00

Statements of Cash Flows

Cumulative from inception to 2/28/02 and for the fiscal years ended 2/28/02, 2/28/01 and 2/28/00

Notes to Financial Statements

Certifications required by Section 302 of Sarbanes-Oxley Act of 2002 and SEC Rule 33-8124

Index to Exhibits:

1.

Certificate of Incorporation, Certificates of Name change, Articles of Incorporation and By-Laws – Incorporated by reference to Form 20-F and Form 6-K’s.

2.

Instruments defining the rights of holders of the securities being registered, See Exhibit Number 1

3.

Voting Trust Agreements – Incorporated by reference to Form 20-F and Form 6-K’s

4.

Material Contracts – None

5.

List of foreign Patents – N/A

6.

Calculation of earnings per share – N/A

7.

Explanation of calculation of ratios – N/A

8.

List of Subsidiaries – Incorporated by reference to Form 20-F and Form 6-K’s

9.

Statement pursuant to the instructions to Item 8.A.4, regarding the financial statement filed in registration statements for initial public offerings of securities – N/A

10.

Other Documents – Incorporated by reference to Form 20-F and Form 6-K’s

ALPHA GOLD CORP.

FINANCIAL STATEMENTS

YEARS ENDED FEBRUARY 28, 2002 AND 2001

(An Exploration Stage Company)

BAILEY & ASSOCIATES	J.C. (Jack) Bailey, C.A. (an incorporated professional)
CHARTERED ACCOUNTANTS	Bryant P. McAfee – F.C.A. – Associate

Suite 888 – 609 W. Hastings St.
Vancouver, BC, Canada V6B 4W4
Tel: (604) 647-2200
Fax: (604) 647-0095

AUDITOR’S REPORT

To the Shareholders of

   Alpha Gold Corp.

We have audited the balance sheets of Alpha Gold Corp. as at February 28, 2002 and 2001 and the statements of operations and deficit and cash flows for each of the three years ended February 28, 2002, 2001 and 2000.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at February 28, 2002 and 2001 and the results of its operations and the cash flows for each of the three years ended February 28, 2002, 2001 and 2000 in accordance with Canadian generally accepted accounting principles. As required by the Company Act of the Province of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

"Bailey & Associates"

Vancouver, Canada	CHARTERED ACCOUNTANTS
July 5, 2002

BAILEY & ASSOCIATES	J.C. (Jack) Bailey, C.A. (an incorporated professional)
CHARTERED ACCOUNTANTS	Bryant P. McAfee – F.C.A. – Associate

Suite 888 – 609 W. Hastings St.
Vancouver, BC, Canada V6B 4W4
Tel: (604) 647-2200
Fax: (604) 647-0095

Comments by Auditor for U.S. Readers on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the company’s ability to continue as a going concern, such as those described in note 1 to the financial statements.  Our report to the shareholders dated July 5, 2002, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor’s report when these are adequately disclosed in the financial statements.

"Bailey & Associates"

Vancouver, Canada	CHARTERED ACCOUNTANTS
July 5, 2002

ALPHA GOLD CORP.

BALANCE SHEETS

FEBRUARY 28
(An Exploration Stage Company)
	2002	2001
ASSETS
CURRENT
Cash and term deposits	$1,106,877	$1,189,999
Accounts receivable	3,260	9,453
Taxes receivable	122,259	147,719
Prepaid expense	11,029	4,360

	1,243,425	1,351,531

INVESTMENT IN EXPLORATION PROPERTIES (Schedule)	376,114	376,114

EXPENDITURES ON EXPLORATION PROPERTIES (Schedule)	2,386,415	1,775,857

CAPITAL (Note 4)	30,374	42,864

	$4,036,328	$3,546,366

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$ 10,881	$ 11,678

SHAREHOLDERS' DEFICIENCY

SHARE CAPITAL (Note 5)	6,102,060	5,477,060

DEFICIT	(2,076,613)	(1,942,372)

	4,025,447	3,534,688

	$4,036,328	$3,546,366

APPROVED BY THE DIRECTORS

“George Whatley”

“Richard Whatley”

ALPHA GOLD CORP. STATEMENTS OF OPERATIONS AND DEFICIT YEARS ENDED FEBRUARY 28 (An Exploration Stage Company)
	Cumulative,
	Inception to
	February 28,
	2002	2002	2001	2000
REVENUE
Sales	$ 97,403	$ -	$ -	$ -

EXPENSES
Amortization	145,535	12,490	14,189	8,868
Automotive	51,537	8,139	8,458	7,197
Bad debts	14,999	-	-	-
Consulting and management fees	239,263	36,000	40,000	24,000
Financial relations	59,000	-	-	-
Gain on disposal of capital assets	(19,709)	-	(1,319)	(19,913)
Gain on disposal of exploration properly	(7,400)	-	-	-
Graphics	53,632	-	-	-
Insurance	19,890	1,552	1,798	1,640
Office, printing and miscellaneous	194,564	17,292	15,633	15,497
Professional fees	434,051	59,463	58,931	45,046
Property investigation	25,052	-	-	-
Regulatory and transfer fees	95,882	4,076	3,818	4,403
Rent	60,930	6,000	6,000	4,800
Shareholder relations	29,696	29,696	-	-
Repairs and maintenance	13,291	-	-	-
Telephone	6,895	-	-	-
Travel and promotion	82,358	6,517	7,720	8,596
Wages	12,864	-	-	-
Write-off of cost of and expenditures on exploration properties abandoned	809,960	-	-	645,174
Write-down of fixed assets	46,527	-	-	-
	2,368,817	181,225	155,228	745,308
NET LOSS BEFORE OTHER INCOME EXPENSES	(2,271,414)	(181,225)	(155,228)	(745,308)

OTHER INCOME
Insurance proceeds	12,898	-	-	-
Interest	171,633	46,379	32,604	8,211
Gain on disposal of marketable securities	60,093	-	-	-
OTHER EXPENSE
Interest, bank charges and foreign exchange	(15,337)	605	506	(1,381)
Loss on realization of demand debenture	(14,487)	-	-	-
Write-off of investment in and advances to subsidiary	-	-	(20,668)	-
Write-down of marketable securities	(19,999)	-	-	-
	194,801	46,984	12,242	6,830

NET LOSS FOR THE PERIOD	$(2,076,613)	(134,241)	(142,786)	(738,478)

DEFICIT - BEGINNING OF THE YEAR		(1,942,372)	(1,799,586)	(1,061,108)

DEFICIT - END OF THE YEAR		$(2,076,613)	$(1,942,372)	$(1,799,586)

LOSS PER SHARE		$(0.01)	$(0.01)	$(0.08)

ALPHA GOLD CORP.

STATEMENTS OF CASH FLOWS

YEARS ENDED FEBRUARY 28
(An Exploration Stage Company)
	Cumulative,
	Inception to
	February 28,
	2002	2002	2001	2000

CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES
Net loss for the period	$(2,076,613)	$(134,241)	$(142,786)	$(738,478)
Items not affecting cash:
Amortization	145,535	12,490	14,189	8,868
Gain on disposal of capital asset	(20,240)	-	(1,319)	(19,913)
Gain on sale of exploration property	(7,400)	-	-	-
Gain on disposal of marketable securities	(60,093)	-	-	-
Loss on realization of demand debenture	14,487		-	-
Write-off of cost of and expenditures on exploration properties abandoned	809,960	-	-	645,174
Write-off of investment in and advances to subsidiary	20,668	-	20,668	-
Write down of capital assets	46,527	-	-	-
Write down of marketable securities	19,999	-	-	-
	(1,107,170)	(121,751)	(109,248)	(104,349)

Changes in non-cash working capital balances (Note 8)	(168,572)	24,187	(131,745)	(16,599)
	(1,275,742)	(97,564)	(240,993)	(120,948)
INVESTING ACTIVITIES
Investment in and expenditures on exploration properties	(3,585,089)	(610,558)	(345,817)	(301,506)
Proceeds on disposal of exploration property	20,000	-	-	-
Proceeds on disposal of marketable securities	60,094	-	-	-
Purchase of capital assets, net of disposal	(202,196)	-	(7,403)	(13,411)
Demand debenture	(12,250)	-	-	-
	(3,719,441)	(610,558)	(353,220)	(314,917)
FINANCING ACTIVITIES
Proceeds on issuance of shares	6,102,060	963,250	1,223,802	618,591
Proceeds on shares allotted but not issued	-	(338,250)	338,250	(133,713)

	6,102,060	625,000	1,562,052	484,878

(DECREASE) INCREASE IN CASH FOR THE PERIOD	1,106,877	(83,122)	967,839	49,013

CASH AND TERM DEPOSITS - BEGINNING OF THE PERIOD	-	1,189,999	222,160	173,147

CASH AND TERM DEPOSITS - END OF THE PERIOD	$1,106,877	$1,106,877	$1,189,999	$222,160

ALPHA GOLD CORP.
NOTES TO THE FINANCIAL STATEMENTS
FEBRUARY 28, 2002 AND 2001 (An Exploration Stage Company)

1.	NATURE OF OPERATIONS

The investment in and expenditures on exploration properties comprise a significant portion of the Company’s assets.  Realization of the Company’s investment in these assets is dependent upon obtaining the necessary financing to continue exploration and development of the properties, the attainment of successful production from the properties or from the proceeds of their disposal.

The continuing operations of the company are dependent upon its ability to continue to raise capital to funds its exploration and development programs. The company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)

The financial statements of the Company are prepared in accordance with Canadian generally accepted accounting principles.  As described in note 9, these principles differ in certain material respects from United States generally accepted accounting principles.

	(b)	Translation of Foreign Currency
Amounts recorded in foreign currency have been translated into Canadian dollars as follows:

(i) Accounts included in the statement of income and deficit are translated at average rates of exchange prevailing during the year; and,

(ii)

Accounts included in the balance sheet are translated at rates of exchange at year end; except that, capital assets and investment in and expenditures on exploration properties are translated at rates prevailing at last acquisition dates or at the rate prevailing at last write-down to fair market value.

All gains and losses arising from the translation of foreign currency are included in net income.

	(c)	Deferred Expenditures

Acquisition costs of exploration properties, rights and options together with direct exploration  and development expenditures thereon are deferred in the accounts to be written off when production is attained or disposition occurs.  Acquisition costs will be reduced by any payments from the granting of options to purchase the exploration property.

Such expenditures are accumulated and amortized using the unit of production method based upon the estimated proven reserves in each cost centre as determined by independent engineers, or charged to income if any cost centre is determined to be unsuccessful.

All deferred expenditures are reviewed by management, on a property by property basis, to consider whether there are any conditions that may indicate an impairment in value. When the carrying value exceeds the net recoverable amount as estimated by management, or the Company’s ability to sell the property for an amount exceeding the deferred costs, provision is made for the impairment in value.

	(d)	Environmental Protection And Rehabilitation Costs

Expense related to environmental protection and rehabilitation costs are accrued and charged to income when their likelihood of occurrence is established. This includes future removal and site restoration costs as required due to environmental law and contracts.

ALPHA GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS

FEBRUARY 28, 2002 AND 2001 (An Exploration Stage Company)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(e)	Capital Assets and Amortization

Capital assets are recorded at cost and amortization is calculated on a declining balance basis at the following annual rates:

		Furniture and fixtures	- 20%
		Trucks	- 30%

	(f)	Loss Per Share

Loss per share computations are based on the weighted average number of common shares outstanding during the year. Fully diluted loss per share has not been calculated since the exercise of outstanding options and warrants is anti-dilutive.

	(g)	Flow-Through Shares

From time to time, the Company finances a portion of its Canadian exploration program with flow-through share issues.  Under this type of financing arrangement, the proceeds are used to fund exploration work within a defined time period and shares are subsequently issued to the vendors as consideration.

The Company receives no income tax benefits related to the expenditures made. The benefits are “flowed-through” to the investors.
	(h)	Financial Instruments

The carrying value of cash and term deposits, accounts receivable, prepaid expenses  and accounts payable and accrued liabilities approximate their fair values due to the short period to maturity of these instruments.

	(i)	Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those reported.

	(j)	Income Taxes

The company follows the liability method of accounting for income taxes. Under this policy, future income tax assets and liabilities are determined based on the differences between the tax basis of assets and liabilities and those reported in the financial statements. The future tax assets or liabilities are calculated using the tax rates for the periods in which the temporary differences are expected to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is enacted or substantially assured. The amount of future tax assets recognized is limited to the amount of the benefit that is more likely than not to be realized.

ALPHA GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS

FEBRUARY 28, 2002 AND 2001 (An Exploration Stage Company)

3.	EXPLORATION PROPERTIES

			2002	2001

	Acquisition costs (Schedule)		$ 376,114	$ 376,114
	Deferred expenditures (Schedule)		2,386,415	1,775,857

			$2,762,529	$2,151,971

	(a)				Lust Dust Claims

	(i)

On July 15, 1989, the Company acquired a 100% interest in certain mineral claims located in the Omineca Mining Division, British Columbia for cash of $170,000.  The vendor retains a royalty of 3% of net smelter returns.

	(ii)

On February 21, 1992, the Company acquired a 100% interest in certain mineral claims located in the Omineca Mining Division, British Columbia (subject to a 5% Net Profit Interest to a maximum of $100,000) for $100,000 cash and 200,000 shares of the company at a deemed consideration of $0.60 each.  The vendor retains a royalty of 2% of net smelter returns.  The Company retains a right to repurchase one-half (or 1%) of the net smelter return royalty for $500,000 cash.

	(b)

Goldbanks

On October 30, 1995, the Company entered into an Agreement to acquire a 100% interest in certain mineral claims situated in Pershing County, Nevada, U.S.A.  The Company had previously entered into an option agreement to acquire the mineral claims in the 1995 fiscal year.  The Company and the vendor agreed to terminate the Option Agreement dated April 30, 1994.  Payment under the Option Agreement totalled $26,400.00 U.S. and apply to the purchase.

In addition to the above payments, the Agreement calls for the issuance to the vendor of 100,000 shares of Alpha Gold Corp.  As at February 29, 2000, Regulatory approval had been received but the shares had not yet been issued.

4.	CAPITAL ASSETS
			Accumulated	Net Book Value
		Cost	Amortization	2002	2001

	Furniture & fixtures	$16,361	$13,409	$ 2,952	$ 3,690
	Trucks	52,440	25,018	27,422	39,174

		$68,801	$38,427	$30,374	$42,864

ALPHA GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS

FEBRUARY 28, 2002 AND 2001 (An Exploration Stage Company)

5.	SHARE CAPITAL

	(a)				Authorized

	100,000,000 common shares without par value

	(b) Issued
		2002		2001
		Number		Number
		of Shares	Amount	of Shares	Amount

	Balance - at the beginning of the year	13,575,332	$ 5,138,810	9,787,066	$ 3,915,008
	Issued during the year
	- for cash @ $0.33	1,025,000	338,250	1,444,660	502,412
	- for cash @ $0.35 (see	971,428	340,000	1,400,000	410,000
	ii) below)
	- for cash @ $0.40 (see	300,000	120,000	943,606	311,390
	iii) below)
	- for cash @ $0.33 (see	500,000	165,000	-	-
	iv) below
	Balance - at the end of the year	16,371,760	$ 6,102,060	13,575,332	$ 5,138,810

	(c ) Allotted during the
	year, not issued
	- for cash	-	-	1,025,000	338,250

	Totals - issued and
	allotted	16,371,760	$ 6,102,060	14,600,332	$ 5,477,060

	During the year:
	i)

1,025,000 flow-through shares were issued during the year at $0.33 per share.  Each share was part of a unit that provided the purchasers with warrants to purchase one additional flow-through common share at a price of $0.44 for a period of one year.

	ii)

971,428 shares were issued during the year at $0.35 per share (of which 400,000 were “flow-through shares”) that provided purchasers with warrants to purchase a like number of shares at $0.46 each for a period of two years.

	iii)

300,000 shares were issued during the year at $0.40 per share (of which 50,000 were “flow-through shares”) that provided purchasers with warrants to purchase a like number of shares at $0.50 each for a period of two years.

	iv)				500,000 shares were issued during the year at $0.33 per share due to the exercise of management options.

ALPHA GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS

FEBRUARY 28, 2002 AND 2001 (An Exploration Stage Company)

5.	SHARE CAPITAL (continued)

In the prior year:

i)

1,444,660 shares were issued during the year at $0.35 each (of which 805,000 were “flow-through shares” that provided the purchasers with warrants to purchase a like number of shares at $0.35 each for a period of one year. The warrant does not provide for the purchase of “flow-through” shares).  The proceeds shown are net of a commission of $3,220.

ii)

The 1,400,000 flow-through shares issued during the year at $0.30 each were part of a unit that provided the purchasers with warrants to purchase a like number of shares at $0.35 each for a period of one year and at $0.40 for a period one year thereafter.  The warrant does not provide for the purchase of “flow-through” shares.  The proceeds shown are net of a commission of $10,000.

iii)	The 943,606 shares issued for $0.33 each represented warrants exercised from a prior year share issue. The remainder of warrants relating to this earlier issue have now expired.

As of February 28, 2002: i) The following directors’ and employees’ stock options to purchase the company’s shares are outstanding (see also “Subsequent Event Note 10”:

Shares	$ per share	Expiration
200,000	$0.33	May 1, 2003

ii) Outstanding share purchase warrants:

Shares	$ per share	Expiration
1,400,000	$0.40	July 10, 2002
1,025,000	$0.44	March 8, 2003
971,428	$0.46	June 18, 2003
300,000	$0.50	June 18, 2003

6.	INCOME TAXES

The Company has available non-capital losses of $528,700, Cumulative Canadian Exploration Expenses of $273,251, Cumulative Canadian Development Expenses of $484,736 and Cumulative Foreign Exploration and Development Expenses of $925,008 which may be carried forward to reduce taxable income in future years.  The potential future income tax benefit arising from the foregoing is not reflected in these financial statements. The non-capital losses expire as follows:

2003	$ 8,733
2004	17,541
2005	57,137
2006	89,273
2007	104,349
2008	129,916
2009	121,751

	$528,700

ALPHA GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS

FEBRUARY 28, 2002 AND 2001 (An Exploration Stage Company)

6.	INCOME TAXES (Cont’d)
		2002	2001

	Future income tax asset	$237,915	$ 197,550
	Valuation allowance	(237,915)	(197,550)

	Net future income tax asset	$ -	$ -

The Company has recorded a valuation allowance against its future income tax asset because it believes it is not more likely than not that sufficient taxable income will be realized during the carry-forward period to utilize the future tax asset.

7.	RELATED PARTY TRANSACTIONS

During the year, the Company paid fees of $93,500 (2001 - $88,500) for contract negotiation, property investigation, property acquisition, site investigation and management of field programs, $7,725 (2001 - $4,850) for secretarial and bookkeeping services, $6,000 (2001 - $6,000) for office rental, and $3,000 (2000 - $1,600) for car rental to a company controlled by a director.

8.	SUPPLEMENTAL CASH FLOW INFORMATION

		2002	2001	2000

	Accounts receivable	$ 6,193	$(7,646)	$(218)
	Taxes receivable	25,460	(129,985)	(17,734)
	Accounts payable and accrued liabilities	(6,669)	5,678	500
	Prepaid expense	(797)	208	853

		$ 24,187	$(131,745)	$(16,599)

9.	GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) which differ in certain respects from those principles that the Company would have followed had its financial statements been prepared in accordance with United States generally accepted accounting principles (U.S. GAAP).

	Differences which materially affect the measurement of items included in the financial statements are:

	a)

U.S. GAAP requires that exploration and general and administrative costs (G&A) related to projects be charged to expense as incurred.  As such, some of the costs accounted for as deferred exploration property and exploration expenditures under Canadian GAAP would have been charged to earnings under U.S. GAAP.  Any other related costs in respect of the properties are charged to earnings under U.S. GAAP and capitalized under Canadian GAAP.

	b)	Had the Company followed U.S. GAAP, certain items on the statements of income and deficit would have been reported as follows:

ALPHA GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS

FEBRUARY 28, 2002 AND 2001 (An Exploration Stage Company)

9.	GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)
		Cumulative, inception to February 28, 2002	2002	2001	2000
		Loss per Canadian GAAP	$(2,076,613)	$(134,241)	$(142,786)	$(738,478)
		Effect of the write-off exploration costs for the year	(2,762,529)	(610,558)	(345,817)	343,668

		Loss per U.S. GAAP	$(4,839,142)	$(744,799)	$(488,603)	$(394,810)

		Basic loss per share under U.S. GAAP	$(0.30)	$(0.05)	$(0.04)	$(0.04)

The statements of comprehensive loss provide a measure of all changes in equity of the Company that result from transactions other than those with the shareholders and other economic events that occur during the period. There are no other material differences between Canadian GAAP and United States GAAP other than those presented above with respect to the statements of comprehensive loss.

	c)

The Company accounts for its share options under Canadian GAAP, which in the Company’s circumstances are not different from the amounts that would be determined under provisions of the Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” (APB 25) and related interpretations.  Accordingly, no compensation expense for its share option plan has been recognized or recorded in the statements of income and deficit for any of the periods presented. Had the fair value of options vested during the year been charged to compensation expense as permitted by FASB Statement No. 123, the 2002 loss,  basic loss per share and diluted loss per share would have been unchanged, but revisions would apply to prior years as follows: ( 2000 - loss of $470,710 and loss per share of $0.05) after giving effect to the 2002, 2001 and 2000 options granted.

	d)	The effects of the differences in accounting under Canadian GAAP and U.S. GAAP on the balance sheets and statements of cash flows are as follows:
		Balance sheets	2002		2001
			Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP

		Current assets	$1,243,425	$1,243,425	$1,351,531	$1,351,531
		Exploration properties and deferred costs	2,762,529	-	2,151,971	-
		Capital assets	30,374	30,374	42,864	42,864

			$4,036,328	$1,273,799	$3,546,366	$1,394,395

		Current liabilities	$ 10,881	$ 10,881	$ 11,678	$ 11,678
		Share capital	6,102,060	6,102,060	5,477,060	5,477,060
		Deficit	(2,076,613)	(4,839,142)	(1,942,372)	(4,094,343)

			$4,036,328	$1,273,799	$3,546,366	$1,394,395

ALPHA GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS

FEBRUARY 28, 2002 AND 2001 (An Exploration Stage Company)

9.	GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

	e)	Reconciliation of statements of cash flows
			2002
			Operations	Investing	Financing

		Cash generated (used) per Canadian
		GAAP	$(97,564)	$(610,558)	$625,000
		Effect of the write-off of exploration and
		G&A project costs	(610,558)	610,558	-

		Cash generated (used) per U.S. GAAP	$(708,122)	$ -	$625,000

			2001
			Operations	Investing	Financing

		Cash generated (used) per Canadian
		GAAP	$(240,993)	$(353,220)	$1,562,052
		Effect of the write-off of exploration and
		G&A project costs	(345,817)	345,817	-

		Cash generated (used) per U.S. GAAP	$(586,810)	$(7,403)	$1,562,052

			2000
			Operations	Investing	Financing

		Cash generated (used) per Canadian
		GAAP	$(120,948)	$(314,917)	$484,878
		Effect of the write-off of exploration and
		G&A project costs	(301,506)	301,506	-

		Cash generated (used) per U.S. GAAP	$(422,454)	$(13,411)	$484,878

ALPHA GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS

FEBRUARY 28, 2002 AND 2001 (An Exploration Stage Company)

9.	GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

	f)	New standard for Canadian and U.S. GAAP

In January 2002, the CICA issued CICA 3870 - “Stock Based Compensation and Other Stock-Based Payments” for standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. This section sets out a fair value-based method of accounting and is required for certain stock-based transactions. The recommendations are to be adopted for fiscal years beginning on or after January 1, 2002, which is the fiscal year beginning March 1, 2002 for the company and applied to awards granted on or after that date.

The U.S. Standard FAS 133, “Accounting for Derivative Instruments and Hedging Activities” and FAS 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities”, an amendment of FAS 133 is effective for the Company’s fiscal 2002 financial statements. This standard requires derivatives to be recorded on the balance sheet as assets or liabilities measured at fair value for U.S. GAAP purposes.  Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether or not it qualifies for hedge accounting.  The Company advises that there is no effect on the Company’s results as a result of the adoption of this standard.

10.	SUBSEQUENT EVENT

Subsequent to the year-end, Alpha announced the following:

April 25, 2002 Share Incentive Options Granted:

Granted to Directors and Officers of the Company - option to acquire an aggregate of 750,000 shares of the Company at a price of $0.40 per share expiring April 25, 2004.

ALPHA GOLD CORP.

EXPLORATION PROPERTIES
YEARS ENDED FEBRUARY 28

(An Exploration Stage Company)

ACQUISITION COSTS BY CLAIM GROUP

				Total
	Lustdust	Pactolus	Goldbanks	2002	2001

Balance, beginning of period	$339,682	$ -	$ 36,432	$376,114	$376,114

Acquisition costs for the period	-	-	-	-	-

Balance, end of period	$339,682	$ -	$ 36,432	$376,114	$376,114

ALPHA GOLD CORP.

SCHEDULE OF DEFERRED EXPENDITURES

YEARS ENDED FEBRUARY 28

(An Exploration Stage Company)

			Total
	Lust Dust Claims	Goldbanks Claims	2002	2001

EXPLORATION
Assaying	$ 23,444	$ -	$ 23,444	$ 20,742
Camp expenses	34,794	-	34,794	15,332
Drilling	394,541	-	394,541	260,313
Filing fees & claim assessment	6,821	-	6,821	24,356
Fuel	3,146	-	3,146	1,285
Geological/geochemical
work and reports	117,698	5,705	123,403	106,135
On-site management	31,500	-	31,500	31,500
Roadwork/Reclamation	74,757	-	74,757	27,723
Travel	22,226	-	22,226	6,150

	708,927	5,705	714,632	493,536
BC Mining Tax Credit	(104,074)	-	(104,074)	(147,719)

EXPENSES FOR THE YEAR	604,853	5,705	610,558	345,817

BALANCE - BEGINNING
OF THE YEAR	1,507,085	268,772	1,775,857	1,430,040

BALANCE - END OF THE YEAR	$2,111,938	$274,477	$2,386,415	$1,775,857

SIGNATURE PAGE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALPHA GOLD CORP.

Registrant

Dated:___12/09/2002___________

By:/s/ George Whatley, President

Certification required by Section 302 of Sarbanes-Oxley Act of 2002 and SEC Rule 33-8124

CERTIFICATION

I, George Whatley, certify that:

1.

I have reviewed this annual report on Form 20-F of Alpha Gold Corp.;

2.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.

The Registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Registrant and have:

a.

Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.

Evaluated the effectiveness of the Registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and,

c.

Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.

The Registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the Registrant’s auditors and the audit committee of the Registrant’s Board of Directors (or persons performing the equivalent function):

a.

All significant deficiencies in the design or operation of internal controls which could adversely affect the Registrant’s ability to record, process, summarize and report financial data and have identified for the Registrant’s auditors any material weaknesses in internal controls; and,

b.

Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant’s internal controls; and,

6.

The Registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated:  December 9, 2002

Signed: /s/ George Whatley

George Whatley, President