Form 20-F
period 2003-02-28
ALPHA GOLD CORP
filed 2003-08-29
CIK 1157807

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

   [ ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)OF THE SECURITIES EXCHANGE ACT OF 1934

OR

   [X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended_ February 28, 2003______________

OR

   [ ]   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

          For the transition period from ____________ to __________

Commission file number: 0-31195

ALPHA GOLD CORPORATION

(Exact name of Registrant as specified in its charter)

__________British Columbia, Canada_____________

(Jurisdiction of incorporation or organization)

410 Donald Street, Coquitlam, British Columbia, Canada  V3K 3Z8

(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:                                                               None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.                                                             21,178,480

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.            Yes ___   No xxx

Indicate by check mark which financial statement item the registrant has elected to follow:                                   Item 17 xxx   Item 18 ___

Index to Exhibits on Page 43

ALPHA GOLD CORPORATION

FORM 20-F Annual Report

INTRODUCTION

Alpha Gold Corp. is organized under the laws of British Columbia, Canada.  In this Annual Report, the “Company”, "we", "our", and "us", refer to Alpha Gold Corp. (unless the context otherwise requires).  Summary discussions of documents referred to in this Annual Report may not be complete, and we refer you to the actual documents for more complete information.  Our principal corporate offices are located at 410 Donald Street, Coquitlam, British Columbia, Canada V3K 3Z8; our telephone number is 604-939-4083.

BUSINESS OF ALPHA GOLD CORP.

Alpha Gold Corp. (the “Company") is a mineral company engaged directly and indirectly through subsidiaries, in the acquisition and exploration of mineral properties.  The Company's primary property is the Lustdust Property (exploration) located in north-central British Columbia.  The Company will not know that a commercially viable mineral deposit, a reserve, exists in the Lustdust Property until sufficient and appropriate exploration work is done and a comprehensive evaluation of such work concludes economic and legal feasibility.

FINANCIAL AND OTHER INFORMATION

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (“CDN$” or “$”).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

FORWARD-LOOKING STATEMENTS

This Annual Report includes forward-looking statements, principally in ITEM #4, “Information on the Company” and ITEM #5, “Operating and Financial Review and Prospects".  We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business.  These forward-looking statements are subject to risks, uncertainties and assumptions including, among other things, the factors discussed in this Annual Report under ITEM #3, “Key Information, Risk Factors" and factors described in documents that we may furnish from time to time to the Securities and Exchange Commission.

The words "believe", "may", "will", "estimate", "continue", "anticipate", "intend", "expect", and similar words are intended to identify forward-looking statements.  In light of these risks and uncertainties, the forward-looking information, events and circumstances discussed in this Annual Report might not occur.  Our actual results and performance could differ substantially from those anticipated in our forward-looking statements.  We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise.

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

Not Applicable

ITEM 3.  KEY INFORMATION.

3.A.1.  Selected Financial Data

3.A.2.  Selected Financial Data

The selected financial data of the Company for Fiscal 2002/2001/2000 ended February 28th was derived from the financial statements of the Company that have been audited by Bailey & Associates, independent Chartered Accountants, as indicated in their audit reports, which are included elsewhere in this Annual Report.  The selected financial data of the Company for Fiscal 2000/1999 ended February 28th was derived from the financial statements of the Company that were audited by Bailey & Associates, independent Chartered Accountants; these financial statements are not included herein.

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the Annual Report.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain all available funds for use in its operations and the expansion of its business.

Table No. 1 is derived from the financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) and Canadian/USA Generally Accepted Auditing Standards (GAAS).  All material numerical differences between Canadian GAAP and US GAAP, as applicable to the Company, are described in footnotes to the financial statements.

#

Table No. 1

Selected Financial Data

(CDN$ in 000, except per share data)

	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	2/28/03	2/28/02	2/28/01	2/29/00	2/28/99

Revenue	$Nil	$Nil	$Nil	$8	$8
Net Income (Loss)	($154)	($134)	($143)	($738)	($98)
Earnings (Loss) Per Share	($0.01)	($0.01)	($0.01)	($0.08)	($0.01)

Net Income (Loss) US GAAP	($788)	($745)	($489)	($395)	N/A
EPS (Loss) US GAAP(2)	($0.04)	($0.05)	($0.04)	($0.04)	N/A
Wtg.Avg.No.Shares US GAAP(2)	18,328	15,723	11,600	8,786	7,933

Dividends Per Share	0	0	0	0	0
Dividends Per Share (US GAAP)	0	0	0	0	0
Wtg.Avg.No.Shares Cdn GAAP	18,328	15,723	11,600	8,786	7,933

Working Capital	$2,276	$1,232	$1,340	$240	$175
Mineral Properties (Cdn GAAP)	$3,397	$2,762	$2,151	$2,426	$2,150
Mineral Properties (US GAAP)	$0	$0	$0	N/A	N/A
Long Term Debt	$0	$0	$0	$0	0
Long Term Debt (US GAAP)	$0	$0	$0	N/A	N/A
Shareholder’s Equity (Cdn GAAP)	$5,719	$4,025	$3,534	$2,714	$2,348
Shareholder’s Equity (US GAAP)	$2,323	$1,263	$1,383	N/A	N/A
Total Assets	$5,731	$4,036	$3,546	$2,742	$2,354
Total Assets (US GAAP)	$2,334	$1,274	$1,394	N/A	N/A

______________________________________________________________________________

--------------------------------------------------------------------------------

(1)  Cumulative Net Loss since incorporation through 2/28/2003 under US GAAP was

     ($5,627,586).

(2)  a) Under US GAAP, options granted to non-employees as compensation for services provided are fair valued and an expense recorded.

     b) Under SEC interpretation of US GAAP, all costs related to exploration-

        stage properties are expensed in the period incurred.

________________________________________________________________________________

________________________________________________________________________________

3.A.3.  Exchange Rates

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

Table No. 2 sets forth the exchange rates for the Canadian Dollar at the end of five most recent fiscal years ended February 28th, the average rates for the period, and the range of high and low rates for the period.

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

Table No. 2

U.S. Dollar/Canadian Dollar

______________________________________________________________________________

______________________________________________________________________________

	Average	High	Low	Close

February 2003		$1.53	$1.48	$1.49
January 2003		$1.58	$1.52	$1.53
December 2002		$1.58	$1.55	$1.58
November 2002		$1.59	$1.55	$1.57
October 2002		$1.59	$1.56	$1.56
September 2002		$1.59	$1.55	$1.59

Fiscal Year Ended 2/28/03	$1.56	$1.60	$1.49	$1.53
Fiscal Year Ended 2/28/02	$1.57	$1.61	$1.51	$1.60
Fiscal Year Ended 2/28/01	$1.49	$1.56	$1.45	$1.53
Fiscal Year Ended 2/29/00	$1.45	$1.53	$1.44	$1.45
Fiscal Year Ended 2/28/99	$1.50	$1.56	$1.41	$1.51

______________________________________________________________________________

______________________________________________________________________________

3.B.  Capitalization and Indebtedness

Not Applicable

3.C.  Reasons For The Offer And Use Of Proceeds

Not Applicable

3.D.  Risk Factors

Dependence Upon Key Management Employees

While engaged in the business of exploiting mineral properties, the nature of Alpha Gold Corp.’s business, its ability to continue its exploration of potential exploration projects, and to develop a competitive edge in the marketplace, depends, in large part, on its ability to attract and maintain qualified key management personnel.  Competition for such personnel is intense and the Company may not be able to attract and retain such personnel.  The Company’s growth will depend, on the efforts of its Senior Management, including its President and Chief Executive Officer George Whatley and its Secretary Richard Whatley.  Loss of these individuals could have a material adverse effect on the Company.  Alpha Gold Corp. has no key-man life insurance and no written consulting agreements with Senior Management.

Management and Directors Are Associated with Other Resource Companies

Certain of the Directors and Senior Management of Alpha Gold Corp. are also Directors and/or Senior Management and/or significant shareholders of other companies, including those also involved in natural resources.  As the Company is engaged in the business of exploiting mineral properties, such associations may give rise to conflicts of interest from time to time.  Law requires the directors of Alpha Gold Corp. to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest that they may have in any project or opportunity of the Company.  If a conflict of interest arises at a meeting of the Board of Directors, any Director in a conflict must disclose his interest and abstain from voting on such matter.  In determining whether or not Alpha Gold Corp. will participate in any project or opportunity, the Directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.

Control by Principal Stockholders, Officers and Directors Could Adversely Affect Alpha Gold Corp’s Stockholders.

Alpha Gold Corp.’s Senior Management, Directors and greater-than-five-percent stockholders (and their affiliates), acting together, have the ability to control substantially all matters submitted to the Company’s stockholders for approval (including the election and removal of directors and any merger, consolidation or sale of all or substantially all of the Company’s assets) and to control Alpha Gold Corp.’s management and affairs.  Accordingly, this concentration of ownership may have the effect of delaying, deferring or preventing a change in control of the Company, impeding a merger, consolidation, takeover or other business combination involving the Company or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of Alpha Gold Corp., which in turn could materially adversely affect the market price of the Company’s stock.

Dilution Through Employee/Director/Consultant Options.

Because the success of Alpha Gold Corp. is highly dependent upon its respective employees, the Company may in the future grant to some or all of its key employees, Directors and consultants options to purchase common shares as non-cash incentives.  To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted.

Need for Additional Financing.

Alpha Gold Corp. is engaged in the business of exploiting mineral properties, and press releases regarding the Company’s business, shows changes in estimates and evaluations by securities analysts or other events or factors.  In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small-capitalization companies such as Alpha Gold Corp., has experienced wide fluctuations that have not necessarily been related to the operations, performances, underlying asset values, or prospects of such companies.  For these reasons, the Company’s common shares can also be expected to be subject to volatility resulting from purely market forces over which the Company will have no control.    If these exploration programs are successful, additional financing will be required to continue exploration and/or to develop the mineral properties identified and to place them into commercial production.  The exploitation of the Company’s mineral properties is, therefore, dependent upon Alpha Gold Corp.’s ability to obtain financing through the joint venturing of projects, debt financing, equity financing or other means.  Failure to obtain such financing may result in delay or indefinite postponement of work on the Company’s mineral properties, as well as the possible loss of such properties.

Broker-Dealers May Be Discouraged From Effecting Transactions In Our Common Shares Because They Are Considered Penny Stocks And Are Subject To The Penny Stock Rules.

Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934, as amended, impose sales practice and disclosure requirements on NASD broker-dealers who make a market in "a penny stock".  A penny stock generally includes any non-NASDAQ equity security that has a market price of less than US$5.00 per share.  Our shares are quoted on the TSX Venture Exchange, and the price of our common shares ranged from CDN$0.30 (low) to CDN$0.79 (high) during the period from 2/28/2003 to 2/28/2002.  The closing price of our shares on 5/31/2003 was CDN$0.60.  The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of our shares in the secondary market.

Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or "accredited investor" (generally, an individual with net worth in excess of US$1,000,000 or an annual income exceeding US$200,000, or US$300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt.

In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the US Securities and Exchange Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt.  A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities.  Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer's account and information with respect to the limited market in penny stocks.

U.S. Investors May Not Be Able to Enforce Their Civil Liabilities Against the Company or Our Directors, Controlling Persons and Officers.

It may be difficult to bring and enforce suits against Alpha Gold Corp.  The Company is a corporation incorporated in the province of British Columbia under the British Columbia Securities Act.  A majority of the Company's directors must be residents of Canada, and all or substantial portions of their assets are located outside of the United States, predominately in Canada.  As a result, it may be difficult for U.S. holders of our common shares to effect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them.  In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or other laws of the United States.

However, U.S. laws would generally be enforced by a Canadian court provided that those laws are not contrary to Canadian public policy, are not foreign penal laws or laws that deal with taxation or the taking of property by a foreign government and provided that they are in compliance with applicable Canadian legislation regarding the limitation of actions.  Also, a Canadian court would generally recognize a judgment obtained in a U.S. Court except, for example:

  a) where the U.S. court where the judgment was rendered had no jurisdiction according to applicable Canadian law;

  b) the judgment was subject to ordinary remedy (appeal, judicial review and any other judicial proceeding which renders the judgment not final, conclusive or enforceable under the laws of the applicable state) or not final, conclusive or enforceable under the laws of the applicable state;

  c) the judgment was obtained by fraud or in any manner contrary to natural justice or rendered in contravention of fundamental principles of procedure;

  d) a dispute between the same parties, based on the same subject matter has given rise to a judgment rendered in a Canadian court or has been decided in a third country and the judgment meets the necessary conditions for recognition in a Canadian court;

  e) the outcome of the judgment of the U.S. court was inconsistent with Canadian public policy;

  f) the judgment enforces obligations arising from foreign penal laws or laws that deal with taxation or the taking of property by a foreign government; or

  g) there has not been compliance with applicable Canadian law dealing with the limitation of actions.

As a "foreign private issuer”, Alpha Gold Corp. is exempt from the Section 14 proxy rules and Section 16 of the 1934 Securities Act:

The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K may result is shareholders having less complete and timely data.  The exemption from Section 16 rules regarding sales of common shares by insiders may result in shareholders having less data.

The Lack of Trading Volume Associated with Alpha Gold Corp.’s Stock Reduced the Liquidity of the Stock for Investors

The lack of trading volume of the Company’s shares reduces the liquidity of an investment in the Company’s shares. The limited daily trading activity in the Company’s stock can make it difficult for investors to readily sell their shares in the open market.

Possible Dilution to Present and Prospective Shareholders:

The Company’s plan of operation, in part, contemplates the accomplishment of business negotiations by the issuance of cash, securities of the Company, or a combination of the two, and possibly, incurring debt.  Any transaction involving the issuance of previously authorized but un-issued shares of common stock, or securities convertible into common stock, would result in dilution, possibly substantial, to present and prospective holders of common stock.

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

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in exploration operations may be required to compensate those suffering loss or damage by reason of the exploration activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of exploration companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or require abandonment or delays in the exploration of new properties.

There is No Guarantee of Clear Title to Any of Alpha Gold Corp.’s Mineral Properties:

Unregistered agreements or unregistered transfers of title could cause the Company to forfeit its interests in one or more of its property interests.

Alpha Gold Corp. has No Proven Reserves on the Properties in which it has an interest:

The properties in which the Company has an interest or the concessions in which the Company has the right to earn an interest are in the exploratory stage only and are without a known body of ore. Properties on which mineral reserves are not found will have to be discarded causing the Company to write each respective property off thus sustaining a loss.

Alpha Gold Corp. has no Positive Cash Flow and No History of Earnings and is Dependent Upon Public and Private Distributions of Equity to Obtain Capital in Order to Sustain Operations:

None of the Company’s properties have advanced to the commercial production stage and the Company has no history of earnings or cash flow from operations.  The Company does not know if it will ever generate material revenue from mining operations or if it will ever achieve self-sustaining commercial mining operations. Historically, the only source of funds available to the company has been through the sale of its common shares. Any future additional equity financing would cause dilution to current shareholders.

Unsuccessful Exploration Efforts By Alpha Gold Corp. Personnel Could Result in a Significant Negative Effect:

The expenditures to be made by the Company in the exploration of its properties as described herein may not result in discoveries of mineralized material in commercial quantities.  Most exploration projects do not result in the discovery of commercially mineable ore deposits.

ITEM 4.  INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Introduction

Alpha Gold Corp. and its subsidiaries hereinafter also are referred to as the "Company".  The Company was incorporated in the province of British Columbia on February 25, 1985 under the name Info-Stop Communications Inc.  On September 25, 1990 the name was changed to Alpha Gold Corp.  The Company has been in the natural resource exploration business since 1990. The principal business events since then are (most important and recent matters first):

  (a) the 1989 and 1992 acquisition of a 100% interest in the Lustdust Property, a gold-copper prospect located in North Central British Columbia;

  (b) the 1994 and 1995 acquisition of the option to acquire a 100% interest in the Goldbanks Property, 25 lode claims located in Nevada.

The Company does not have any operating revenue although historically it has had annual interest revenue as a consequence of investing surplus funds pending the completion of exploration programs. The resource extraction business has historically been cyclical and the prices received for copper and gold have been volatile and, in the case of gold affected by factors and sentiments outside of the cost of production. The mining business operates in a worldwide market and prices are derived from relatively pure market forces so competition to sell any metals or concentrates produced is not an issue if metals prices warrant production.

The Company’s executive office is located at:

  410 Donald Street

  Coquitlam, B.C. Columbia, CANADA  V3K 3Z8

  Telephone: (604) 939-7943

  Facsimile: (604) 939-4981

  E-Mail: agc@alphagold.bc.ca

  Website: http://www.alphagold.bc.ca

The Company’s registered office is located at:

  Lang Michener

  Barristers & Solicitors

  1055 West Georgia St., Suite 1500

  Vancouver, B.C. Canada V6E 4N7

The contact person is:

   Mr. George Whatley, President.

The Company's fiscal year ends February 28th.

The Company's common shares have traded on the TSX Venture Exchange under the symbol "ALQ" since 9/20/1990.

The Company has 100,000,000 common shares, with no par value, authorized.  At 2/28/2003, the end of the Company's most recent fiscal year, there were 16,371,760 common shares issued and outstanding.

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).

Incorporation and Name Changes

The Company was incorporated in the province of British Columbia on February 25, 1985 under the name Info-Stop Communications Inc.  On September 25, 1990 the name was changed to Alpha Gold Corp. and changed from an advertising company to a natural exploration company just prior to that time.

The Company's initial public offering was pursuant to a prospectus effective only in Canada under the auspices of the Vancouver Stock Exchange and pursuant to a registration statement filed with the British Columbia Securities Commission, under the former name “Info-Stop Communications Inc.”.  The common shares were called for trading on the Vancouver Stock Exchange in 1986 and since the merger of the Vancouver Stock Exchange and the Alberta Stock Exchange, which resulted in the formation of the TSX Venture Exchange in November of 1999; it has traded on the TSX Venture Exchange.

Financings

The Company has financed its operations through funds raised in loans, public/private placements of common shares, shares issued for property, shares issued in debt settlements, and shares issued upon exercise of stock options and share purchase warrants.

____________________________________________________________________________________________________________________________________________________________

Fiscal Year	Nature of Share Issuance	Number of Shares	Capital Raised

2002	Private Placement	3,135,620 (1)	$1,254,248
	Exercise of Warrants	200,000	$80,000
	Exercise of Options	25,000	$8,250

(1) 900,000 of these shares were “flow-through shares” with warrants to purchase additional common shares at a price of $0.50 per share expiring August 12, 2004.

______________________________________________________________________________

______________________________________________________________________________

Capital Expenditures

2003:

During Fiscal 2002, the Company spent $634,241 on exploration work on its Lust Dust Property. The Company also spent an additional $20,433 on plant, property and equipment. The plant property and equipment consisted of a truck for the Company’s operations. (Ford F-350)

4.B.  BUSINESS OVERVIEW

Historical Corporate Development

Alpha Gold Corp. is a natural resource property exploration company in the exploration stage with no history of cash flows from operations. There is no assurance that a commercially viable mineral deposit exists on any of the Company’s properties and further exploration will be necessary before a final evaluation based upon such work concludes economic and legal feasibility.

Currently the only specific governmental rules and regulations, which the Company must adhere, is that it must obtain a work permit from the British Columbia Department of Mines each year.

The Company’s primary focus is on its Lustdust Property, which is located in British Columbia. The Company also holds an option to acquire a 100% interest in the Goldbanks Property, which is located in Pershing County, Nevada. Currently the Company is concentrating all of its efforts on the Lust Dust Property and no work is being carried out on the Goldbanks Property.

Exploration activity on the Lust Dust Property can only be undertaken during the spring and summer seasons because of adverse weather conditions, which occur during the fall and winter months.

Plan Of Operations

Source of Funds for Fiscal 2002

The Company’s primary source of funds since incorporation has been through the issuance of common shares and Special Warrants.  Currently the Company does not have operating revenues, and the Company does not anticipate generating any operating revenue until the Lustdust project begins production.  For Fiscal 2002, the Company raised $1,342,498 from the issue of 3,360,620 common shares.

The Company had a working capital balance of $2,276,430 at 2/28/2003 and $1,232,544 at 2/28/2002.  The Company had $2,130,049 in cash and cash equivalents at 2/28/2003 and $1,106,877 at 2/28/2002.

Use of Funds for Fiscal 2003

During Fiscal 2003, the Company estimates that it might expend $900,000 on exploration work and general administrative expenses.

Anticipated Changes to Facilities/Employees

The Company will continue to focus its efforts on the exploration of the Lustdust property.  The Company has no plans to add any additional personnel.  Management anticipates that any property exploration efforts will be carried out by outside contractors.

United States vs. Foreign Sales/Assets

The Company generated no sales revenue during the last three years

At 2/28/2003, 2/28/2002, and 2/28/2001: $5,730,921, $4,036,328, and $3,546,366, of the assets were located in Canada, primarily in the Lustdust property.

Material Effects of Government Regulations

The current and anticipated future operations of the Company, including further exploration and/or production activities require permits from various Canadian Federal and Provincial governmental authorities.  Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, well safety and other matters.  Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by the Company.  The Company has had no material costs related to compliance and/or permits in recent years, and anticipates no material costs in the next year.

Seasonality

Dependency upon Patents/Licenses/Contracts/Processes

Sources/Availability of Raw Materials

--- No Disclosure Necessary ---

4.C. Organization Structure

Alpha Gold Corp. was incorporated by registration of its Memorandum and Articles under the Company Act (British Columbia) on 2/25/1985 under the name “Info-Stop Communications Inc.”  On 9/25/1990, the Company changed its name to Alpha Gold Corp., and changed from an advertising company to a natural resources exploration company just prior to that time.  The common shares of Alpha Gold have traded on the TSX Venture Exchange since 9/20/1990.

Alpha Gold has one non-material subsidiary.

Alpha and its subsidiaries own their mining Projects outright (subject to underlying royalty obligations).  Mining operations are subject to extensive government regulation.

4.D.  Property, Plant and Equipment

The Company’s executive offices are located 410 Donald Street, Coquitlam, British Columbia, Canada V3K 3Z8.

Lustdust Property

The Lustdust Property does not represent a producing property and the Company’s current operations are an exploratory search for minable deposits of minerals.

The Company has had no revenue from mining operations on The Lustdust Property to date.

Acquisition Details

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

The Company’s current land holdings consist of 230 units and covers seventeen square miles.

Property Description

The Lustdust Property occurs at the eastern edge of a belt of Permian age, Cache Creek group, sediments and lesser volcanics. This belt, up to 30 kilometers wide, extends northwesterly southeasterly for several hundred kilometers parallel to the Stuart-Trembleur-Takla Lake system. This package of rock units has an apparent minimum thickness of three kilometers and consists of thick, massive, but discontinuous limestone strata, overlain by a mixed assemblage of chert and agrillite with subordinate andesitic volcanics.  Tight folding along northwest-southeast axes has affected all formations and is most evident as extreme crumpling of the chert/argillite units. The sedimentary package is bounded on the east by upper Jurassic, granitoid, intrusive rocks of the Hogem batholith north of Techentlo Lake and by Upper Jurassic Takla Group marfic volcanics and sediments further south.

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

Of the four economically inferred zones recognized to date management believes that there are two distinct styles of mineralization.  Aones 1 and 2 are described as structurally controlled veins while zones 3 and 4b appear as massive replacements within the sedimentary sequence.  Previous work on the property has suggested that the 3 and 4b zones may represent manto, replacement-type mineralization.  The mineralized setting and metal zoning at Lustdust is similar to large-scale hydrothermal cells associated with “porphyry type” environments of the North American cordillera.  These systems are commonly zoned from a central copper/molybdenum/gold core, within the intrusive, moving outward to base metal skarn replacements, gold and silver rich base metal veins and replacements, and distal epithermal gold, silver, and mercury deposits.

Location and Access

The Lustdust Property is located in the Omineca Mining Division of north-central British Columbia, NTS 93N/11W at latitude 55 34’ North and 125 25” West.  The property is located approximately 210 kilometers northwest of Prince George, BC and 36 km east of Takla Landing (where there is a BC rail-line).

Access to the property is gained by traveling approximately 45 kilometers of paved road from Fort St. James towards Tachie Lake and thence 68 kilometers along the Leo Creek road, 56 kilometers along the Driftwood, approximately 20 kilometers along the Fall-Tsayta and 3 kilometers along the Silver Creek road.  This comprises a total of 147 kilometers along forest service roads.

The terrain is moderate, ranging in elevation from 1000 meters to 1525 meters on the property.  Lower elevations are covered by widely spaced lodge-pole pine; while at elevations above 1200 meters, forest cover consists of over-mature spruce and balsam.  Summers are short and rainy while moderate snowfall in winters persists from late September through April/May at the higher elevations.

Previous Work

During the Year 2000, the Company spent $345,817 on exploration work on the Lust Dust Property.

The Year 2000 Work Program consisted of exploratory drilling involving twenty-nine drill holes encompassing 4680 meters.

Overall, management feels that the 2000 Lustdust drilling was successful in that it encountered copper-gold mineralization. The 2000 program also indicated that copper; gold and zinc mineralization occurs within at least a 475-meter long segment of the CCSZ Zone. The drilling also showed that width and grade increases downwards and to the west and further indicates that the source of the system lies in that direction.

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

Gold-copper mineralized zones are developing both along the limbs, and in the core, of a north-northwest plunging synform-antiform couple. This structure has been drill tested over a strike length exceeding 300 meters; and,

Skarn Mineralization and alteration are strongly controlled by primary bulk rock composition.  Highest-grade gold-copper intersections appear to be developing at skarn altered mafic tuff-limestone contacts.  High sulfide, strongly gold enriched zones, may be developing at skarn-footwall limestone contacts.  These litholigic controls mat exert a significant positive influence on the continuity of the mineralized zones.

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

Diamond drill hole 2-02 was collared at UTM coordinates 6161985 N, 346745 E. collar azimuth 050 degrees and collar dip 57 degrees.  The borehole cuts a thick, 114 meter wide, skarn body containing both copper and gold mineralized zones.  Highest grade gold Mineralization in diamond drill hole 2-02 is associated with a 1.0-meter (drill indicated width, 510.5 – 511.5 meter) massive sulphides replacement zone developed at the contact between a retrograde skarn zone and limestone.  This high sulfide replacement body assayed 61.3 g/T Au, 181 g/T Ag and 0.87% Cu.

The costs associated with the 2002 drill program were $572,000. All of the costs were associated with the work, which took place during the 2002 Exploration Program.

Management conducted the following work during the Fiscal 2001 Exploration Program, which took place between May and November of calendar 2002.

1.

Systemic drilling to follow the best mineralized 2002 intercepts in the Canyon Creek Skarn Zone to depth;

2.

Systematic drilling under mineralized skarn that has not been drilled at comparable depths: and,

3.

Continued field-based exploration to further unravel the structural details of the property and find additional mineralized zones on the property.

Management budgeted $825,000 for the Fiscal 2002 Exploration Program, which took place between May 2002 and August 2002.

As was the case during Fiscal 2001, the Company devoted all of its resources and efforts to the exploration work on the Lust Dust Property during Fiscal 2002.

The Company believes that there are no major obstacles that it will have to overcome to continue its exploration program on this property.

Goldbanks Property

The Goldbanks Property is located in Pershing County, Nevada.  The Goldbanks Property does not represent a producing property and the Company is currently not engaged in any work on it and has no immediate plans to begin work on it.

Acquisition Details

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

Property Description

The mineralized area at Goldbanks is exposed over a 5,000-foot strike length with a width of 300 to 500 feet.  It is characterized by silicified and sericitized rhyolitic volcanic rocks cut by two prominent, parallel, north trending gold bearing vein zones and subordinate quartz stockworks.  Drilling and surface sampling by the Company have identified two economic segments in the presently identified structural setting.  The east vein zone carries economic values over a 2,000-foot strike length and width up to 100 feet.  The West vein zone has recognized economic values over a 1,000-foot strike length and width up to 30 feet.  Significant drill intercepts are shown below:

Hole	Footage	Length	Au opt	Ag opt

G-1	20-55	35	0.100	1.86
G-6	40-77	30	0.063	1.00
G-7	40-120	80	0.053	0.25
G-12	115-165	50	0.051	0.68
G-14	75-145	70	0.029	0.05
G-17	80-90	45	0.037	1.53

Based on drilling to date, the Goldbanks Property hosts a probable geologic resource of 30,000 ounces Au equivalent, which has not been determined to be ore.

Location and Access

The Goldbanks Property is located 35 miles south of Winnemucca, Nevada, on the east flank of the East Range at the former Goldbanks town site.

Previous Work

The Company currently has no plans to engage in any exploration work in the immediate future on this property as management intends to concentrate all of its exploration efforts on The Lustdust Property.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the Fiscal Years Ended 2/28/2003, and 2/28/2002 should be read in conjunction with the financial statements of the Company and the notes thereto.

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

During the fiscal year ended February 28, 2002, the Company issued 2,796,428 common shares for net proceeds of $963,250. 1,025,000 of these shares were “flow-through” common shares, which were part of a unit, which sold for $0.33 per unit. Each unit consisted of one “flow-through” share and one warrant which enabled the holder to purchase one additional “flow-through” share at a price of $0.44 for a period of one year. 971,428 shares were issued at a price of $0.35 per share (of which 400,000 were “flow-through” shares) that provided purchasers with warrants to purchase a like number of shares at $0.46 each for a period of two years.  300,000 shares were issued during the year at a price of $0.40 per share (of which 50,000 were “flow-through” shares) that provided purchasers with warrants to purchase a like number of shares at $0.50 each for a period of two years. Lastly, 500,000 shares were issued during the year at $0.33 per share due to the exercise of share purchase options.

During the fiscal year ended February 28, 2003, the Company issued 3,360,620 common shares for net proceeds of $1,342,498. 900,000 of these shares were “flow-through” common shares, which were part of a unit, which sold for $0.40 per unit.  Each unit consisted of one “flow-through” common share and one warrant which enabled the holder to purchase one additional “flow-through” share at a price of $0.50 for a period of one year. The remaining 2,235,620 units consisted of one common share and one common share purchase warrant.  The remaining units also sold for $0.40 per unit and the warrants allow the holder to purchase an additional common share for $0.50 for a period of one year. 200,000 common shares were issued for $0.40 per share pursuant to the exercise of share purchase warrants from a prior year share issue. (The remainder of the warrants relating to this earlier issue have since expired.) 25,000 common shares were also issued at $0.33 per share due to the exercise of share purchase options granted to management.

Results of Operations

Fiscal 2002 Ended 2/28/2003 vs. Fiscal 2001

The loss for Fiscal 2002 ended February 28, 2003 was ($154,203) or ($0.01) per share compared to ($134,241) or ($0.01) per share for Fiscal 2001, ended February 28, 2002. The slightly higher net loss for Fiscal 2002 as compared to Fiscal 2001 was due primarily to an increase in expenses of $11,495 and a decrease in interest income in the amount of $7,347.

The major differences in expenses during Fiscal 2002 as compared to Fiscal 2001 were:

1.

A decrease in amortization in the amount of $3,655;

2.

An increase in automotive expenses in the amount of $5,347

3.

An increase in consulting and management fees in the amount of $14,000;

4.

An increase in regulatory and transfer fees in the amount of $8,193; and,

5.

A decrease in shareholder relations in the amount of $$11,108.

During Fiscal 2002, expenditures of $634,241 were made on the Company’s mineral properties, which was higher than the $610,558 of expenditures made in Fiscal 2001. These expenditures reflect a slightly increased amount of exploration activity at the Lustdust Property.

Fiscal 2002 Ended 2/28/2002 vs. Fiscal 2000

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

The only major difference in expenses during Fiscal 2002 as compared to Fiscal 2001 was shareholder relations expenditures in the amount of $29,696. In prior years the Company did not engage in extraordinary shareholders relations.

During Fiscal 2002, expenditures of $610,558 were made on the Company’s mineral properties, which was higher than the $345,817 of expenditures made in Fiscal 2001. These expenditures reflect increased exploration activity at the Lustdust Property.

Liquidity and Capital Resources

Fiscal 2002 Ended 2/28/2003 and Fiscal 2001

The working capital of the Company at the end of Fiscal 2002 (February 28, 2003) was $2,276,430 as compared to $1,232,544 at the end of Fiscal 2001 (February 28, 2002. The Company continued to have no long-term debt at February 28, 2003. The increase in working capital reported at the end of Fiscal 2002 as compared to the end of Fiscal 2002 was due primarily to the significantly larger cash and term deposit position of $2,130,049 and a slightly larger position in the category of “taxes receivable”.  ($15,327 greater at the end of Fiscal 2002 as compared to the end of Fiscal 2001.)

Cash Used in Twelve Months Ended February 28, 2003 Operating Activities totaled ($170,787) including the net loss of ($154,203). The only significant adjustment not affecting cash during Fiscal 2002 was amortization in the amount of $8,935. (The Company also experienced a gain on disposal of property, plant and equipment in the amount of ($4,705) during Fiscal 2002.)

Cash Used in Twelve Months Ended February 28, 2003 Investing Activities totaled ($654,674), consisting primarily of items related to mineral properties.

Cash Provided by Twelve Months Ended February 28, 2003 Financing Activities totaled 41,848,633 consisting of the issuance of common stock as described earlier.

The working capital of the Company at the end of Fiscal 2002 (February 28th) was $1,232,544 as compared to $1,339,853 at the end of Fiscal 2001 ended February 28, 2001. The Company had no long-term debt at either of these dates. The decrease in working capital at the end of Fiscal 2002 as compared to the end of Fiscal 2001 was the result of a decrease in all categories of current assets. This decrease resulted from lesser financing activities occurring during Fiscal 2002 as compared to Fiscal 2001. Also, during Fiscal 2002 the Company expended more capital on exploration activities than during Fiscal 2001 and general and administrative expenses increased by $25,997 as discussed above.

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

US GAAP Reconciliation

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

The accounting policy disclosures as required by Canadian G.A.A.P. are described in Note 2 to the financial statements.

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

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP except as noted in Footnote 8 to the financial statements.  The value of the U.S. Dollar in relationship to the Canadian Dollar was 1.53 as of 2/28/03.

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

5.E.  Off-Balance Sheet Arrangements.

5.F.  Tabular disclosure of contractual obligations.

      --- No Disclosure Necessary ---

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management

Table No. 3 lists as of 2/28/2003, the names of the Directors and Senior Management of the Company.  The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.  The Senior Management serves at the pleasure of the Board of Directors.  Senior Management are citizens and residents of Canada.  All Directors are residents and citizens of Canada, except Paul Mattinen who is a resident and citizen of the United States.

Table No. 3

Directors and Senior Management

6/30/2003

______________________________________________________________________________

______________________________________________________________________________

Name	Position	Age	Date of First Election or Appointment

George Whatley (1) (2)	President/Director	67	11/8/1995
Richard Whatley (1) (3)	Secretary/Director	45	12/14/1989
Carl Pines	Director	56	10/29/1999
Kenneth Arthurs	Director	69	8/18/1998
Paul Mattinen (1)	Director	57	8/20/1997

------------------------------------------------------------------------------

(1)  Member of Audit Committee.

(2)  He spends 100% of his time on the affairs of the Company.

(3)  He spends 25% of his time on the affairs of the Company.

____________________________________________________________________________________________________________________________________________________________

George Whatley has been the President of the Company since 1990. Prior to that, from 1970 to 1990, he was the owner of Gibbs Nortac Industries, a private manufacturer and supplier of fishing lours. From 1963 to 1970 he was a self-employed exploration consultant.

Richard Whatley, P.Eng is a self-employed chemical and environmental engineer. He received his Bachelor of Science degree in Chemical Engineering from the University of British Columbia and his Master of Science degree in Biomedical Engineering from the University of British Columbia.

Carl Pines is a lawyer with the firm Pines, McIntyre & Shrieves

Paul Mattinen, P.Eng is an Independent Consulting Geologist. Prior to joining the Company as a member of the Board of Directors he was employed by Falconbridge Mining Company where he was in charge of its mining operations in the state of Nevada.

Kenneth Arthurs is a self-employed businessperson who from 1952 until 1979 was employed by IBM Canada as a Branch Manager. From 1979 until 1999 he owned a medical supply company in Canada called Ken’s Medical Supplies, which he managed.

The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.

The Senior Management serves at the pleasure of the Board of Directors.

Despite the Company’s Senior Management spending material portions of their time on businesses other than the Company, the Company believes that they devote sufficient time to the Company to properly carry out their duties.

No Director and/or Senior Management had been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or Senior Management, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct/practice/employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

There are no family relationships between any two or more Directors or Senior Management other than the fact that Richard Whatley is the son of George Whatley who is the President of the Company.

There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a Director or member of senior management.

6.B.  Compensation

					Long-Term Compensation

	Annual Compensation				Awards	Payouts

Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation	Securities Under Options/SARs Granted	Restricted Shares or Restricted Share Units	LTIP Payouts	All Other Comp.

George Whatley, President	2003	Nil	Nil	$74,700 (1)	400,000
and Director	2002	Nil	Nil	$67,500 (2)	Nil	Nil	Nil	Nil
	2001	Nil	Nil	$71,500 (3)	Nil	Nil	Nil	Nil

Richard George Whatley,	2003	Nil	Nil	$45,000 (4)	200,000 (5)	Nil	Nil	Nil
Secretary, CFO and Director	2002	Nil	Nil	$26,000 (6)	Nil	Nil	Nil	Nil
	2001	Nil	Nil	$17,000 (7)	Nil	Nil	Nil	Nil

(1)

George Whatley received $50,000 as a fee for administration of the Company’s affairs, $23,500 as a fee to manage and supervise the drilling program and $1,200 as a car allowance.

(2)

George Whatley received $40,000 as a fee for administration of the Company’s affairs and $31,500 as a fee to set up and manage the drilling program and for supervision of the drilling program.

(3)

George Whatley received $40,000 as a fee for administration of the Company’s affairs and $31,500 as a fee to set up and manage the drilling program and for supervision of the drilling program.

(4)

Richard Whatley received these funds for engineering and survey services

(5)

These options were granted at an exercise price of $0.40 and expire on April 25, 2004.

(6)

Richard Whatley received these funds for engineering and survey services.

(7)

Richard Whatley received these funds for engineering and survey services.

Director Compensation.

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

Stock Options.

The Company grants stock options to Directors, Senior Management and employees.  Refer to ITEM #6.E., "Share Ownership" and Table No. 5 for information about stock options outstanding.

Change of Control Remuneration.

The Company had no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 2002 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per Senior Management.

Other Compensation.

No Senior Management/Director received “other compensation” in excess of the lesser of US$25,000 or 10% of such officer's cash compensation, and all Senior Management/Directors as a group did not receive other compensation which exceeded US$25,000 times the number of persons in the group or 10% of the compensation.

Bonus/Profit Sharing/Non-Cash Compensation.

Except for the stock option program discussed in ITEM #6.E., the Company had no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's Directors or Senior Management.

Pension/Retirement Benefits.

No funds were set aside or accrued by the Company during Fiscal 2002 to provide pension, retirement or similar benefits for Directors or Senior Management.

6.C.  Board Practices

6.C.1.  Terms of Office.  Refer to ITEM 6.A.1.

6.C.2.  Directors’ Service Contracts.  --- No Disclosure Necessary ---

6.C.3.  Board of Director Committees.

The Company has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company.  The current members of the Audit Committee are: Richard Whatley, George Whatley and Paul Mattinen.

6.D.  Employees

As of 6/30/2003, the Company retains, in addition to its Senior Management, one administrative person at its head office in Coquitlam, British Columbia. As required, the Company also retains geologists, engineers, geophysicists and other consultants on a per diem basis.  The Company has not experienced, and does not expect to experience, significant difficulty in attracting and retaining qualified personnel.

6.E.  Share Ownership

Table No. 4 lists, as of 6/30/2003, Directors and Senior Management who beneficially own the Company's voting securities, consisting solely of common shares, and the amount of the Company's voting securities owned by the Directors and Senior Management as a group.

Table No. 4

Shareholdings of Directors and Senior Management

Shareholdings of 5% Shareholders

______________________________________________________________________________

______________________________________________________________________________

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	George Whatley (1)	2,509,850	11.3%
Common	Richard G. Whatley (2)	435,000	2.0%
Common	Paul R. Mattinen (3)	70,000	<1.0%
Common	Kenneth E. Arthurs (4)	145,000	1.0%
Common	Carl Pines (5)	450,000	2.1%
	Total Directors/Management 5% Holders	3,609,850	16.4%

------------------------------------------------------------------------------

(1)

Of these shares 400,000 represent currently exercisable share purchase options and 700,000 represent currently exercisable share purchase warrants.

(2)

Of these shares 200,000 represent currently exercisable share purchase options.

(3)

Of these shares 50,000 represent currently exercisable share purchase options.

(4)

Of these shares 50,000 represent currently exercisable share purchase options.

(5)

Of these shares 50,000 represent currently exercisable share purchase options.

# Based on 21,178,480 shares outstanding as of 6/30/2003.

______________________________________________________________________________

______________________________________________________________________________

Stock Options.

The terms of incentive options grantable by the Company are done in accordance with the rules and policies of the TSX Venture Exchange and the British Columbia Securities Commission, including the number of common shares under option, the exercise price and expiry date of such options, and any amendments thereto.

Such “terms and conditions”, including the pricing of the options, expiry and the eligibility of personnel for such stock options; and are described below.

The principal purposes of the Company’s stock option program are to (a) promote a proprietary interest in the Company among the officers, directors and employees of the Company and its affiliates, (b) retain and attract the qualified officers, directors and employees the Company requires, (c) provide a long-term incentive element in overall compensation, and (d) promote the long-term profitability of the Company.

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

The exercise prices for stock options are determined in accordance with TSX Venture Exchange guidelines and reflect the average closing price of the Registrant's common shares immediately preceding the day on which the Directors grant and publicly announce the stock options (subject to an regulatory-acceptable discount), and/or at a price no lower than $0.10 exercise price per share; and the maximum term of each stock option may not exceed five years.

The names and titles of the Directors/Executive Officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 5 as of 6/30/2003, as well as the number of options granted to Directors and all employees as a group.

Table No. 5

Stock Options Outstanding

______________________________________________________________________________

______________________________________________________________________________

Name	Number of Common Shares	Cdn$ Exer. Price	Grant Date	Expiration Date

George Whatley	400,000	$0.40	4/25/2002	4/25/2004
Richard Whatley	200,000	$0.40	4/25/2002	4/25/2004
Carl Pines	50,000	$0.40	4/25/2002	4/25/2004
Kenneth E. Arthurs	50,000	$0.40	4/25/2002	4/25/2004
Paul R. Mattinen	50,000	$0.40	4/25/2002	4/25/2004
Natalie Whatley	300,000	$0.50	6/07/2002	6/07/2005
Total Officers/Directors	750,000
Total Employees/Consultants	300,000

Total Options Outstanding	1,050,000

______________________________________________________________________________

______________________________________________________________________________

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.  Major Shareholders.

7.A.1.a.  Holdings By Major Shareholders.

Refer to ITEM #6.E and Table No. 4.

7.A.1.b.  Significant Changes in Major Shareholders’ Holdings.

---No Disclosure Required---__________________________________________________

7.A.1.c.  Different Voting Rights.  The Company’s major shareholders do not have different voting rights.

7.A.2.  Canadian Share Ownership.

On 7/02/2003, the Company’s shareholders’ list showed 22,343,094 common shares outstanding and The Company has researched the indirect holding by depository institutions and other financial institutions estimates that there are in excess of 300 the beneficial owners of its common shares.

7.A.3.  Control of Company.

The Company is a publicly owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents.  The Company is not controlled by any foreign government or other person(s) except as described in ITEM #4.A., “History and Growth of the Company”, and ITEM #6.E., “Share Ownership”.

7.A.4.  Change of Control of Company Arrangements.   No Disclosure Necessary

7.B.  Related Party Transactions

During Fiscal 2002, the Company paid fees of $116,500 for contract negotiation, property investigation, property acquisition, site investigation and management of field programs to George Whatley. The Company also paid $6,850 for secretarial and bookkeeping services to Natalie Whatley, the wife of George Whatley.  The Company also paid $6,000 for office rental and $3,200 for car rental to a company controlled by George Whatley.

7.C.  Interests of Experts and Counsel   --- No Disclosure Necessary ---

ITEM 8.  FINANCIAL INFORMATION

8.A.  Consolidated Statements and Other Financial Information

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.  The audit reports of Bailey & Associates, independent Chartered Accountants, are included herein immediately preceding the financial statements.

8.A.7.  Legal/Arbitration Proceedings

The Directors and the management of the Company do not know of any material, active or pending, legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

The Directors and the management of the Company know of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

8.B.  Significant Changes

No significant change has occurred since the date of the annual financial statements, and/or since the date of the most recent interim financial statements.

ITEM 9.  THE OFFER AND LISTING

9.A.  Common Share Trading Information

The Company's common shares began trading on the Vancouver Stock Exchange in Vancouver, British Columbia, Canada, under its former name “Info-Stop Communications Inc.” on 01/01/1988.  The Company's common shares presently trade on the TSX Venture Exchange in Vancouver, British Columbia, Canada, under the symbol "ALQ".  The CUSIP number is #02073D.

Table No. 6 lists the high and low sales prices on the TSX Venture Exchange (formerly the Canadian Venture Exchange) for the five most recent financial years, the two most recent financial years by quarter end and the most recent six months for the Company's common shares.

Table No. 6

TSX Venture Exchange

Common Shares Trading Activity

______________________________________________________________________________

_____________________________________________________________________________

	HIGH	LOW
Fiscal Year Ended 2/28/03	$0.79	$0.30
Fiscal Year Ended 2/28/02	$0.75	$0.27
Fiscal Year Ended 2/28/01	$0.71	$0.25
Fiscal Year Ended 2/28/00	$0.58	$0.25
Fiscal Year Ended 2/28/99	$0.68	$0.20

Quarter Ended 2/28/03	$0.50	$0.40
Quarter Ended 11/30/02	$0.60	$0.42
Quarter Ended 8/31/02	$0.63	$0.40
Quarter Ended 5/31/02	$0.79	$0.30

Quarter Ended 2/28/02	$0.45	$0.27
Quarter Ended 11/30/01	$0.42	$0.25
Quarter Ended 8/31/01	$0.75	$0.36
Quarter Ended 5/31/01	$0.75	$0.37

June 2003	$0.68	$0.50
May 2003	$0.55	$0.46
April 2003	$0.55	$0.47
March 2003	$0.49	$0.43
February 2003	$0.48	$0.43
January 2003	$0.47	$0.42

______________________________________________________________________________

______________________________________________________________________________

The TSX Venture Exchange

The TSX Venture Exchange is a result of the acquisition by the Toronto Stock Exchange of the Canadian Venture Exchange (“CDNX”) from its member firms on 8/1/2001.  The CDNX resulted from the merger between the Vancouver Stock Exchange and the Alberta Stock Exchange that took place on 11/29/1999, to form the CDNX.  The TSX Venture Exchange currently operates as a complementary but independent exchange from its parent, the Toronto Stock Exchange.

The initial roster of the CDNX was made up of venture companies previously listed on the Vancouver Stock Exchange or the Alberta Stock Exchange and later incorporated junior listings from the Montreal Stock Exchange, the Winnipeg Stock Exchange, and the CDN Over-The-Counter Market.  The TSX Venture Exchange is a venture market as compared to the Toronto Stock Exchange that is Canada’s senior market and the Montreal Exchange that is Canada’s market for derivatives products.

The TSX Venture Exchange currently has five service centers: Calgary, Toronto, Vancouver, Winnipeg and Montreal.  These service centers provide corporate finance, surveillance and marketing expertise.  The corporate office for the TSX Venture Exchange is located in Calgary and the operations office is located in Vancouver.

The TSX Venture Exchange is a self-regulating organization owned and operated by the Toronto Stock Exchange, which in turn is owned by its member brokerage firms.  Representatives of member firms and the public govern it.

Organizationally, the TSX Venture Exchange is comprised of seven business areas: Corporate Finance Services, Trading Services and Market Information Services, Compliance, Marketing, Technology, Corporate Affairs and Human Resources.

The TSX Venture Exchange acts as a business link between TSX members, listed companies and investors.  TSX Venture Exchange policies and procedures are designed to accommodate companies still in their formative stages and recognize those that are more established.  Listings are predominately small and medium sized companies.

The Canadian Investor Protection Fund (“CIPF”) protects investors in Canada.  The CIPF is a private trust fund established to protect customers in the event of the insolvency of a member of any of the following self-regulatory organizations: the TSX Venture Exchange; the Montreal Exchange; the Toronto Stock Exchange; the Toronto Futures Exchange; and the Investment Dealers Association of Canada.

Post-trade monitoring of market activity occurs in the market surveillance department.  Sophisticated software analyses trade data from TRADETSX to detect possible market improprieties.  A variety of surveillance and investigative tools allow the TSX Venture Exchange to perform electronic market monitoring and trade reviews.

The surveillance department is also responsible for monitoring and reviewing listed company activities and detecting breaches of the listing policies or the listing agreement.  Market surveillance and listed company surveillance activities are closely coordinated.

9.A.5.  Common Share Description

Registrar/Common Shares Outstanding/Shareholders

The Company's common shares are issued in registered form and the following information is taken from the records of Pacific Corporate Trust Company (located in Vancouver, British Columbia, Canada), the registrar and transfer agent for the common shares.

Common Share Description

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

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the British Columbia Company Act (“Company Act”) of British Columbia.  Unless the Company Act or the Company's Articles or Memorandum otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution or by a vote of a majority or more of the shares represented at the shareholders' meeting.

There are no restrictions on the repurchase or redemption of common shares of the Company while there is any arrearage in the payment of dividends or sinking fund installments.

Stock Options

Refer to ITEM 6.E. and Table No. 5 for additional information.

Share Purchase Warrants

Table No. 7 lists, as of 6/30/2003, share purchase warrants outstanding, the date the share purchase warrants were issued, the exercise price, and the expiration date of the share purchase warrants.

Table No. 7

Share Purchase Warrants Outstanding

______________________________________________________________________________

______________________________________________________________________________

Effective Date of Issuance	Number of Share Purchase Warrants Originally Issued	Number of Share Purchase Warrants Still Outstanding	Exercise Price Year #1	Exercise Price Year #2	Expiration Date of Share Purchase Warrants

03/08/01	1,025,000	1,025,000	0.44	0.44	03/08/03
06/18/01	971,428	971,428	0.35	0.35	06/18/03
06/18/01	300,000	300,000	0.40	0.40	06/18/03
08/12/02	3,156,620	3,156,620	0.50	0.50	08/12/04

______________________________________________________________________________

9.A.6.  Differing Rights

9.A.7.a.  Subscription Warrants/Right

9.A.7.b.  Convertible Securities/Warrants

          --- No Disclosure Necessary ---

9.C.  Stock Exchanges Identified

The common shares trade on the TSX Venture Exchange in Toronto, Ontario.

Refer to ITEM #9.A.4.

ITEM 10.  ADDITIONAL INFORMATION

10.A.  Share Capital

10.A.1.  Authorized/Issued Capital.

There are 100,000,000 common shares, without par value, authorized.  As of February 28, 2003 there were 21,178,480 common shares issued and outstanding.

10.A.2.  Shares Not Representing Capital.

10.A.3.  Shares Held By Company.

--- No Disclosure Necessary ---

10.A.4.  Stock Options/Share Purchase Warrants

10.A.5.  Stock Options/Share Purchase Warrants

--- Refer to Table No. 5 and Table No. 7. ---

10.A.6.  History of Share Capital

The Company has financed its operations through funds raised in public/private placements of common shares and Special Warrants; and shares issued upon conversion of Special Warrants.

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

During the fiscal year ended February 28, 2002, the Company issued 2,796,428 common shares for net proceeds of $963,250. 1,025,000 of these shares were “flow-through” common shares, which were part of a unit, which sold for $0.33 per unit. Each unit consisted of one “flow-through” share and one warrant which enabled the holder to purchase one additional “flow-through” share at a price of $0.44 for a period of one year. 971,428 shares were issued at a price of $0.35 per share (of which 400,000 were “flow-through” shares) that provided purchasers with warrants to purchase a like number of shares at $0.46 each for a period of two years.  300,000 shares were issued during the year at a price of $0.40 per share (of which 50,000 were “flow-through” shares) that provided purchasers with warrants to purchase a like number of shares at $0.50 each for a period of two years. Lastly, 500,000 shares were issued during the year at $0.33 per share due to the exercise of share purchase options.

During the fiscal year ended February 28, 2003, the Company issued 3,360,620 common shares for net proceeds of $1,342,498. 900,000 of these shares were “flow-through” common shares, which were part of a unit, which sold for $0.40 per unit.  Each unit consisted of one “flow-through” common share and one warrant which enabled the holder to purchase one additional “flow-through” share at a price of $0.50 for a period of one year expiring August 12, 2004. The remaining 2,235,620 units consisted of one common share and one common share purchase warrant.  The remaining units also sold for $0.40 per unit and the warrants allow the holder to purchase an additional common share for $0.50 for a period of one year expiring August 12, 2004. 200,000 common shares were issued for $0.40 per share pursuant to the exercise of share purchase warrants from a prior year share issue. (The remainder of the warrants relating to this earlier issue have since expired.) 25,000 common shares were also issued at $0.33 per share due to the exercise of share purchase options granted to management.

10.A.7.  Resolutions/Authorizations/Approvals

--- No Disclosure Necessary ---

10.B.  Memorandum and Articles of Association

Objects and Purposes

The Articles of Incorporation place no restrictions upon the type of business that the Company may engage in.

10.B.2.  Directors

Disclosure of Interest of Directors/Officers

A Director shall not vote in respect of the approval of any contract or transaction with the Company in which he is interested and if he shall do so his vote shall not be counted, but he shall be counted in the quorum present at the meeting at which the vote is taken.

Borrowing Power

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

Director Retirement

Neither the Company’s memorandum/ articles/by-laws nor British Columbia law requires retirement or non-retirement of directors under an age limit requirement.

Director Stock Ownership

Neither the Company’s memorandum/ articles/by-laws nor British Columbia law requires share ownership by directors.

10.B.3.  Rights, Preferences, Restrictions of Common Shares

Voting Rights

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

Rights in event of liquidation

Upon liquidation, dissolution or winding up of the Company, holders of common stock are entitled to receive pro rata the assets of Company, if any, remaining after payments of all debts and liabilities.

Rights to Share in Profits

Redemption Provisions

Sinking Fund Provisions

Liability to Further Capital Calls

Discriminatory Rights Against Significant Shareholders

The Company’s articles/by-laws do not address these issues.  Accordingly, British Columbia law and any exchange upon which the common shares trade govern the shareholders’ rights regarding these issues.

10.B.4.  Modification of Rights of Shareholders

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

A Special Shareholders’ meeting can only alter the rights of holders of the Company’s stock.

Special Resolution

The Company's Articles and the Company Act of British Columbia contain provisions, which require a "special resolution" for effecting certain corporate actions.  Such a "special resolution" requires a three-quarters vote of shareholders rather than a simple majority for passage.  The principle corporate actions that require a "special resolution" include:

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

10.B.5.  Annual Meetings, Special Meetings, Section 9 of the Articles

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

Shareholder ownership must be disclosed to the British Columbia Securities Commission and the TSX Venture Exchange by any shareholder who owns more than 10% of the Company’s common stock.

10.B.6.  Limitations on Rights to Own Shares

The Company is unaware of any limitations on the rights to own securities, including those of non-resident or foreign shareholders.

10.B.7.  Change of Control of Company

There are no provisions of the Company’s articles of association, charter or bylaws that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company.

10.B.8.  Disclosure of Share Ownership

Although not expressly enumerated in the Articles/By-Laws, pursuant to Canadian regulations, any shareholder who owns more than 10% of the Company’s common shares must disclose shareholder ownership.

10.C.  Material Contracts   --- No Disclosure Necessary ---

10.D.  Exchange Controls

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

An acquisition of a majority of the voting shares of a Canadian entity, including a corporation, is deemed to be an acquisition of control under the IC Act.  However, under the IC Act, there is a rebuttable presumption that control is acquired if a non-Canadian person or entity holds one-third of the voting shares of a Canadian corporation or an equivalent undivided interest in the voting shares of such corporation.  An acquisition of less than one-third of the voting shares of a Canadian corporation is deemed not to be an acquisition of control.  An acquisition of less than a majority, but one-third or more, of the voting shares of a Canadian corporation is presumed to be an acquisition of control unless it can be established that, on the acquisition, the Canadian corporation is not, in fact, controlled by the acquirer through the ownership of voting shares. For partnerships, trusts, joint ventures or other unincorporated Canadian entities, an acquisition of less than a majority of the voting interests is deemed not to be an acquisition of control.

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

10.E.  Taxation

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

This summary is based upon the provisions of the Income Tax Act of Canada and the regulations there under (collectively, the "Tax Act" or “ITA”)and the Canada-United States Tax Convention (the “Tax Convention”) as at the date of the Registration Statement and the current administrative practices of Canada Customs and Revenue Agency.  This summary does not take into account provincial income tax consequences.

Management urges each holder to consult his own tax advisor with respect to the income tax consequences applicable to him in his own particular circumstances.

Canadian Federal Income Tax Considerations

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

United States Taxation

The following is a discussion of material United States Federal income tax consequences, under the law, generally applicable to a U.S. Holder (as defined below) of common shares of the Company. This discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (“the Code”), Treasury Regulations, published Internal Revenue Service (“IRS) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possible on a retroactive basis, at any time.  In addition, the discussion does not consider the potential effects, both adverse and beneficial, or recently proposed legislation, which, if enacted, could be applied, possibly on a retroactive basis, at any time. The discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of the Company and no opinion or representation with respect to the U.S. federal income tax consequences to any such holder or prospective holder is made. Management urges holders and prospective holders of common shares of the Company to consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Company.

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

Distribution on Common Shares of the Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s United States Federal Income tax liability or, alternatively, individuals may be deducted in computing the U.S. Holder’s United States Federal taxable income by those individuals who itemize deductions.  (See more detailed discussion at “Foreign Tax Credit” below).  To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Dividend income will be taxed at marginal tax rates applicable to ordinary income while preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder, which is a corporation.

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

Dividends paid on the common shares of the Company will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.  A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a “foreign personal holding company” or a “passive foreign investment company”, as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company.  The availability of this deduction is subject to several complex limitations, which are beyond the scope of this discussion.

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

The management of the Registrant believes that the Company is not a PFIC. Additionally, the Company believes that the anticipated development of its business would not include any activities, which would cause the Company to fall under the criteria of a Passive Foreign Investment Company.  However, there can be no assurance that the Company’s determination concerning its PFIC status will not be challenged by the IRS, or that it will be able to satisfy record-keeping requirements, which will be imposed of QEFs.

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

Filing Information Returns

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

10.G.  Statement by Experts

The Company’s auditors for its financial statements for each of the preceding three years was Bailey & Associated, Chartered Accountants, 609 West Hastings Street, Suite 888, Vancouver, British Columbia, Canada  V6B 4W4.  They are members of the British Columbia Institute of Chartered Accountants.  Their audit report for Fiscal 2002/2001/2000 is included with the related financial statements in this Annual Report with their consent.

10.H.  Document on Display    --- No Disclosure Necessary ---

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

          --- No Disclosure Necessary ---

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A.  Debt Securities            --- No Disclosure Necessary ---

12.B.  Warrants and Rights        --- No Disclosure Necessary ---

12.C.  Other Securities           --- No Disclosure Necessary ---

12.D.  American Depository Shares  -- No Disclosure Necessary ---

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

          --- No Disclosure Necessary ---

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY

          HOLDERS AND USE OF PROCEEDS   --- No Disclosure Necessary ---

ITEM 15.  CONTROLS AND PROCEDURES

Within the 90-day period prior to the filing of this report ("Date of Evaluation"), an evaluation was carried out under the supervision and with the participation of the Company's management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of our disclosure controls and procedures.  Based on that evaluation, the CEO and CFO have concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

The Company's disclosure controls and procedures operate such that important information flows to appropriate collection and disclosure points in a timely manner and are effective to ensure that such information is accumulated and communicated to the Company's management, and made known to the Company's Chief Executive Officer and Chief Financial Officer, including the period when this Annual Report on Form 20-F was prepared, as appropriate to allow timely decision regarding the required disclosure.

There have been no significant changes in the Company's internal controls or the occurrence of events or other factors that could significantly affect these controls, subsequent to the Date of Evaluation.  Nor have there been any corrective actions with regard to significant deficiencies or material weaknesses.

ITEM 16.  RESERVED

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

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.  The audit report of Bailey & Associates, independent Chartered Accountants, is included herein immediately preceding the audited financial statements.

Audited Financial Statements

 Auditor's Report, dated June 27, 2003

 Comments by Auditor for U.S. Readers on Canada-U.S. Reporting Difference,

   dated June 27, 2003

 Balance Sheets at 2/28/03 and 2/28/02

 Statements of Operations and Deficit

   for the years ended 2/28/2003, 2/28/2002, and 2/28/2001

 Statements of Cash Flows

   for the years ended 2/28/2003, 2/28/2002, and 2/28/2001

 Notes to Financial Statements

Certifications required by Section 302 of Sarbanes-Oxley Act of 2002 and SEC Rule 33-8124

ITEM 18.  FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to ITEM #17.

ITEM 19.  EXHIBITS

Index to Exhibits:

Certificate of Incorporation, Certificates of Name change, Articles of Incorporation and By-Laws – Incorporated by reference to Form 20-F and Form 6-K’s.

Instruments defining the rights of holders of the securities being registered

Voting Trust Agreements – Incorporated by reference to Form 20-F and Form 6-K’s

Material Contracts – None

List of foreign Patents – N/A

Calculation of earnings per share – N/A

Explanation of calculation of ratios – N/A

List of Subsidiaries – Incorporated by reference to Form 20-F and Form 6-K’s

Statement pursuant to the instructions to Item 8.A.4, regarding the financial statement filed in registration statements for initial public offerings of securities – N/A

Other Documents – Incorporated by reference to Form 20-F and Form 6-K’s

SIGNATURE PAGE

Mining Glossary

Alteration – any change in the mineral composition of a rock brought about by physical or chemical means.

Assaying - laboratory examination that determines the content or proportion of a specific metal (ie: silver) contained within a sample.  Technique usually involves firing/smelting.

Batholith – a very large intrusive mass of igneous rock.

Bottle Roll Leach Test – a small-scale laboratory test where representative mineralized samples and solutions or solvents are placed in a bottle which is continuously agitated.  The solutions are frequently measured to determine the cumulative extraction of the contained metals into solution.

Bulk Sample – A collection of representative mineralized material whose location, geologic character and metal assay content can be determined and then used for metallurgical or geotechnical testing purposes.

Chlorargyrite - a silver-bearing mineral (AgC1); silver chloride.

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

Flow -Through Shares

Proceeds from the sale of Flow-Through common shares are used to fund mineral exploration work that may qualify for the British Columbia Mining Exploration Tax Credit (“METC”). Effective August 1, 1998, expenditures made by eligible individuals and corporations conducting grassroots mineral exploration in British Columbia may qualify for the METC. The METC is a credit of 20% of the amount by which total qualified mining exploration expenses are incurred by the taxpayer in the taxation year.

Qualified Mining Exploration Expenses are defined as any expense (before deducting any assistance) incurred by a taxpayer after July 31, 1998 and before August 1, 2003 for the purpose of determining the existence, location, extent or quality of a mineral resource in British Columbia, other than an excluded expense. Such qualified expenses may include costs incurred in:

a)

Prospecting

b)

Carrying out geological, geophysical or geochemical surveys

c)

Drilling by rotary, diamond, percussion or other methods

d)

Trenching, digging test pits and preliminary sampling

In order to apply for the METC, the taxpayer must be subject to British Columbia Income Tax for the taxation year in which the credit is being claimed. An individual must have resided in British Columbia on the last day of the taxation year to be eligible to apply for the credit. A corporation must have maintained a permanent establishment in British Columbia at any time in the taxation year in order to be eligible to apply for the METC.

Common shares of exploration companies which are issued under the METC program are known as “Flow-Through” shares. During 2001, the Company issued 1,163,333 Flow-Through common shares for proceeds of $99,750. Under the sale, it is the Company’s intention to distribute any proceeds received under the METC program to the purchasers of the Flow-Through shares. To date, the Company has received $17,599 under the METC and distributed the money to the Flow-Through shareholders.

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

#

ALPHA GOLD CORP.

FINANCIAL STATEMENTS

YEARS ENDED FEBRUARY 28, 2003 AND 2002

(An Exploration Stage Company)

BAILEY & ASSOCIATES	J.C. (Jack) Bailey, C.A. (an incorporated professional)
CHARTERED ACCOUNTANTS	Bryant P. McAfee – F.C.A. – Associate

Suite 888 – 609 W. Hastings St.
Vancouver, BC, Canada V6B 4W4
Tel: (604) 647-2200
Fax: (604) 647-0095

AUDITOR’S REPORT

To the Shareholders of

   Alpha Gold Corp.

We have audited the balance sheets of Alpha Gold Corp. as at February 28, 2003 and 2002 and the statements of operations and deficit and cash flows for each of the three years ended February 28, 2003, 2002 and 2001.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at February 28, 2003 and 2002 and the results of its operations and the cash flows for each of the three years ended February 28, 2003, 2002 and 2001 in accordance with Canadian generally accepted accounting principles. As required by the Company Act of the Province of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

    "Bailey & Associates"

Vancouver, Canada	CHARTERED ACCOUNTANTS
June 27, 2003

BAILEY & ASSOCIATES	J.C. (Jack) Bailey, C.A. (an incorporated professional)
CHARTERED ACCOUNTANTS	Bryant P. McAfee – F.C.A. – Associate

Suite 888 – 609 W. Hastings St.
Vancouver, BC, Canada V6B 4W4
Tel: (604) 647-2200
Fax: (604) 647-0095

Comments by Auditor for U.S. Readers on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the company’s ability to continue as a going concern, such as those described in note 1 to the financial statements.  Our report to the shareholders dated June 27, 2003, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor’s report when these are adequately disclosed in the financial statements.

    "Bailey & Associates"

Vancouver, Canada	CHARTERED ACCOUNTANTS
June 27, 2003

ALPHA GOLD CORP.

BALANCE SHEETS

FEBRUARY 28

(An Exploration Stage Company)

	2003	2002
ASSETS

CURRENT
Cash and term deposits	$2,130,049	$1,106,877
Accounts receivable	8,499	3,260
Taxes receivable	137,586	122,259
Prepaid expense	11,340	11,029

	2,287,474	1,243,425

INVESTMENT IN EXPLORATION PROPERTIES (Schedule)	376,114	376,114

EXPENDITURES ON EXPLORATION PROPERTIES (Schedule)	3,020,656	2,386,415

PROPERTY, PLANT AND EQUIPMENT (Note 4)	46,677	30,374

	$5,730,921	$4,036,328

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$11,044	$10,881

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 5)	7,950,693	6,102,060

DEFICIT	(2,230,816)	(2,076,613)

	5,719,877	4,025,477

NATURE OF OPERATIONS (Note 1)
SUBSEQUENT EVENTS (Note 11)

APPROVED BY THE DIRECTORS

“George Whatley”________________ “Richard Whatley”_______________

ALPHA GOLD CORP.

STATEMENT OF OPERATIONS AND DEFICIT

YEARS ENDED FEBRUARY 28

(An Exploration Stage Company)

	Cumulative, Inception to February 28, 2003	2003	2002	2001

REVENUE
Sales	$97,403	-	-	-

EXPENSES
Amortization	154,370	8,835	12,490	14,189
Automotive	65,023	13,486	8.139	8,458
Bad debts	14,999	-	-	-
Consulting and management fees	289,263	50,000	36,000	40,000
Financial relations	59,000	-	-	-
Gain on disposal of capital assets	(24,414)	(4,705)	-	(1,319)
Gain on disposal of exploration Property	(7,400)	-	-	-
Graphics	53,632	-	-	-
Insurance	21,695	1,805	1,552	1,798
Office, printing and miscellaneous	215,209	20,645	17,292	15,633
Professional fees	493,599	59,548	59,463	58,931
Property investigation	25,052	-	-	-
Regulatory and transfer fees	108,151	12,269	4,076	3,818
Rent	66,930	6,000	6,000	6,000
Shareholder relations	48,284	18,588	29,696	-
Repairs and maintenance	13,291	-	-	-
Telephone	6,895	-	-	-
Travel and promotion	88,607	6,249	6,517	7,720
Wages	12,864	-	-	-
Write-off of cost of and expenditures on exploration properties abandoned	809,960	-	-	-
Write-down of fixed assets	46,527	-	-	-
	2,561,537	192,720	181,225	155,228
NET LOSS BEFORE OTHER INCOME EXPENSES	(2,464,134)	(192,720)	(181,225)	(155,228)

OTHER INCOME
Insurance proceeds	12,898	-	-	-
Interest	210,665	39,032	46,379	32,604
Gain on disposal of marketable Securities	60,093	-	-	-
OTHER EXPENSE
Interest, bank charges and foreign Exchange	(15,852)	(515)	605	506
Loss on realization of demand Debenture	(14,487)	-	-	-
Write-off of investment in and Advances to subsidiary	-	-	-	(20,668)
Write-down of marketable securities	(19,999)	-	-	-
	233,318	38,517	46,984	12,442
NET LOSS FOR THE PERIOD	$(2,230,816)	(154,203)	(134,241)	(142,786)

DEFICIT – BEGINNING OF THE YEAR		(2,076,613)	(1,942,372)	(1,799,586)

DEFICIT – END OF THE YEAR		$(2,230,816)	$(2,076,613)	$(1,942,372)

LOSS PER SHARE		$(0.01)	$(0.01)	$(0.01)

ALPHA GOLD CORP.

STATEMENTS OF CASH FLOWS

YEARS ENDED FEBRUARY 28

(An Exploration Stage Company)

	Cumulative, Inception to February 28, 2003	2003	2002	2001

CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES
Net loss for the period	$(2,230,816)	$(154,203)	$(134,241)	$(142,786)
Items not affecting cash:
Amortization	154,370	8,835	12,490	14,189
Gain on disposal of property, plant and equipment	(24,945)	(4,705)	-	-
Gain on sale of exploration property	(7,400)	-	-	-
Gain on disposal of marketable Securities	(60,093)	-	-	-
Loss on realization of demand Debenture	14,487	-	-	-
Write-off of cost of and expenditures on exploration properties abandoned	809,960	-	-	-
Write-off of investment in and advances to subsidiary	20,668	-	-	20,668
Write down of property, plant and equipment	46,527	-	-	-
Write down of marketable securities	19,999	-	-	-
	(1,257,243)	(150,073)	(121,751)	(109,248)

Changes in non-cash working capital balances (Note 8)	(189,286)	(20,714)	24,187	(131,745)
	(1,446,529)	(170,787)	(97,564)	(240,993)
INVESTING ACTIVITIES
Investment in and expenditures on exploration properties	(4,219,330)	(634,241)	(610,558)	(345,817)
Proceeds on disposal of exploration property	20,000	-	-	-
Proceeds on disposal of marketable Securities	60,094	-	-	-
Purchase of property, plant and equipment, net of disposal	(222,629)	(20,433)	-	-
Demand debentures	(12,250)	-	-	-

	(4,374,115)	(654,674)	(610,558)	(353,220)
FINANCING ACTIVITIES
Proceeds on issuance of shares	7,444,558	1,342,498	963,250	1,223,802
Proceeds on shares allotted but not issued	506,135	506,135	(338,250)	338,250
	7,950,693	1,848,633	625,000	1,562,052
INCREASE (DECREASE) IN CASH FOR THE PERIOD	2,130,049	1,023,172	(83,122)	967,839

CASH AND TERM DEPOSITS – BEGINNING OF THE PERIOD	-	1,106,877	1,189,999	222,160
CASH AND TERM DEPOSITS – END OF THE PERIOD	$2,130,049	$2,130,049	$1,106,877	$1,189,999

ALPHA GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS

FEBRUARY 28, 2003 AND 2002

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

(a)

Basis of Presentation

The financial statements of the Company are prepared in accordance with Canadian generally accepted accounting principles.  As described in note 10, these principles differ in certain material respects from United States generally accepted accounting principles.

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

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(e)	Property, Plant and Equipment

Property, plant and equipment are recorded at cost and amortization is calculated on a declining balance basis at the following annual rates:

		Furniture and fixtures	- 20%
		Trucks	- 30%

	(f)	Loss Per Share

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

#

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(k)	Stock Options

As of January 1, 2002, the Company adopted the standard in Section 3870 “Stock-based Compensation and Other stock-based Payments”, of the Canadian Institute of Chartered Accounts Handbook to be applied prospectively.  This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.  The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method.  The standard encourages the use of a fair value based method for all awards granted to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets.  Awards that a company has the ability to settle in stock are recorded as equity, whereas awards that the entity is required to or has a practice of settling in cash are recorded as liabilities.  For stock options granted to employees, the Company has adopted the disclosure-only provisions of the new standard whereby pro-forma net income and pro-forma earnings per share are disclosed in the notes to the financial statements, as if the fair value based method of accounting had been used.

3.	EXPLORATION PROPERTIES
			2003	2002

	Acquisition costs (Schedule)		$ 376,114	$ 376,114
	Deferred expenditures (Schedule)		3,020,656	2,386,415

			3,396,770	$2,762,529
	(a)	Lust Dust Claims

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

In addition to the above payments, the Agreement calls for the issuance to the vendor of 100,000 shares of Alpha Gold Corp.  As at February 28, 2003, regulatory approval had been received but the shares had not yet been issued.

4.	PROPERTY, PLANT AND EQUIPMENT
Accumulated	Net Book Value
Cost	Amortization	2003	2002

Furniture & fixtures	$16,361	$13,999	$ 2,362	$ 2,952
Trucks	52,560	8,245	44,315	27,422

$68,921	$22,244	$46,677	$30,374

5.	SHARE CAPITAL

(a)	Authorized

100,000,000 common shares without par value

(b)	Issued
2003	2002
Number	Number
of Shares	Amount	of Shares	Amount

Balance - at the beginning of the year	16,371,760	$ 6,102,060	13,575,332	$ 5,138,810
Issued during the year
- for cash @ $0.40 (see	3,135,620	1,254,248
i) below)
- for cash @ $0.40 (see	200,000	80,000
ii) below)
- for cash @ $0.33 (see	25,000	8,250
iii) below)
Issued during the year
- for cash @ $0.33 (see	1,025,000	338,250
iv) below)
- for cash @ $0.35 (see	971,428	340,000
v) below)
- for cash @ $0.40 (see	300,000	120,000
vi) below)
- for cash @ $0.33 (see	500,000	165,000
vii) below
Balance - at the end of the year	19,732,380	$ 7,444,558	16,371,760	$ 6,102,060

(c ) Allotted during the
year - not yet issued
- for cash	1,446,100	506,135	-	-

Totals - issued and
allotted	21,178,480	$ 7,950,693	16,371,760	$ 6,102,060

#

ALPHA GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS

FEBRUARY 28, 2003 AND 2002

         (An Exploration Stage Company)

5.	SHARE CAPITAL (continued)

During the year:
i)

3,135,620 common shares were issued for $0.40 per share (of which 900,000 were “flow-through shares”) with warrants to purchase additional common shares at a price of $0.50 per share expiring August 12, 2004.

ii)	200,000 common shares were issued for $0.40 per share due to the exercise of warrants from a prior year share issue. The remainder of the warrants relating to this earlier issue have now expired.

iii)	25,000 common shares were issued at $0.33 per share due to the exercise of management options. The remaining 175,000 options were exercised subsequent to the year-end (see note 11).

In the prior year:
iv)

1,025,000 flow-through shares were issued during the year at $0.33 per share.  Each share was part of a unit that provided the purchasers with warrants to purchase one additional flow-through common share at a price of $0.44 for a period of one year.

v)

971,428 shares were issued during the year at $0.35 per share (of which 400,000 were “flow-through shares”) that provided purchasers with warrants to purchase a like number of shares at $0.46 each for a period of two years.

vi)

300,000 shares were issued during the year at $0.40 per share (of which 50,000 were “flow-through shares”) that provided purchasers with warrants to purchase a like number of shares at $0.50 each for a period of two years.

vii)	500,000 shares were issued during the year at $0.33 per share due to the exercise of management options.

As of February 28, 2003, the following share purchase warrants were outstanding:
Shares	$ per share	Expiration

1,025,000	$0.44	March 8, 2003
971,428	$0.46	June 18, 2003
300,000	$0.50	June 18, 2003
3,135,620	$0.50	August 12, 2004

#

ALPHA GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS

FEBRUARY 28, 2003 AND 2002

         (An Exploration Stage Company)

6.	SHARE PURCHASE OPTIONS

The Company has established a share purchase option plan whereby the board of directors may, from time to time, grant options to directors, officers, employees or consultants.  The exercise price of an option is not less than the closing price on the Exchange on the last trading day preceding the grant.  Options vest on the date granted.

A summary of the Company’s options at February 28, 2003 and the changes for the year are as follows:

Number Outstanding February 28, 2002	Granted	Exercised	Forfeited	Expired	Number Outstanding February 28, 2003	Exercise Price Per Share	Expiry Date

200,000	-	(25,000)	-	-	175,000	$0.33	May 1, 2003
-	750,000	-	-	-	750,000	$0.40	April 25, 2004
-	300,000	-	-	-	300,000	$0.50	June 7, 2005

200,000	1,050,000	(25,000)	-	-	1,225,000	$0.33-0.50	May 1, 2003 – June 7, 2005

As of January 1, 2002, the Company adopted the standard in Section 3870 “Stock-based Compensation and Other stock-based Payments”, of the Canadian Institute of Chartered Accounts Handbook to be applied prospectively (Note 2 [k]).

The Company elected not to adopt the fair value method for stock-based compensation granted to employees and directors. Had compensation cost for the Company’s stock-based awards granted to employees and directors been determined under the fair value based method of accounting for awards granted on or after January 1, 2002, pro forma loss would have amounted to $350,703 and pro forma loss per share would have been $0.01 for the year ended February 28, 2003.  The fair value of the option grant is estimated on the date of grant using the Black-Scholes option pricing model, with the following assumptions for each grant:

April 25 Grant	June 7 Grant

Number of options	750,000	300,000
Dividend yield	0.00%	0.00%
Expected volatility	89.05%	92.50%
Risk-free interest rate	3.80%	3.70%
Expected life (years)	2	3

The weighted average grant-date fair value per option was $0.17 for April 25 and $0.23 for June 7.

#

ALPHA GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS

FEBRUARY 28, 2003 AND 2002

         (An Exploration Stage Company)

7.	INCOME TAXES

The Company has available non-capital losses of $742,262, Cumulative Canadian Exploration Expenses of $284,832, Cumulative Canadian Development Expenses of $483,236 and Cumulative Foreign Exploration and Development Expenses of $928,904 which may be carried forward to reduce taxable income in future years.  The potential future income tax benefit arising from the foregoing is not reflected in these financial statements. The non-capital losses expire as follows:

	2004	17,541
	2005	57,137
	2006	89,273
	2007	104,349
	2008	109,248
	2009	121,751
	2010	150,073

		$649,372

	2003	2002

Future income tax asset	$259,709	$237,915
Valuation allowance	(259,709)	(237,915)

Net future income tax asset	$ -	$ -

The Company has recorded a valuation allowance against its future income tax asset because it believes it is not more likely than not that sufficient taxable income will be realized during the carry-forward period to utilize the future tax asset.

8.	RELATED PARTY TRANSACTIONS

During the year, the Company paid fees of $116,500 (2002 - $93,500) for contract negotiation, property investigation, property acquisition, site investigation and management of field programs, $6,850 (2002 - $7,725) for secretarial and bookkeeping services, $6,000 (2002 - $6,000) for office rental, and $3,200 (2001 - $3,000) for car rental to a company controlled by a director.

9.	SUPPLEMENTAL CASH FLOW INFORMATION

	2003	2002	2001

Accounts receivable	$(5,239)	$6,193	$(7,646)
Taxes receivable	(15,327)	25,460	(129,985)
Accounts payable and accrued liabilities	163	(6,669)	5,678
Prepaid expense	(311)	(797)	208

	$(20,714)	$24,187	$(131,745)

#

10.	GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

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

	b)	Had the Company followed U.S. GAAP, certain items on the statements of income and deficit would have been reported as follows:

	Cumulative, Inception to February 28, 2003	2003	2002	2001

Loss per Canadian GAAP	$(2,230,816)	$(154,203)	$(134,241)	$(142,786)
Effect of the write-off exploration costs for the year	(3,396,770)	(634,241)	(610,558)	(345,817)

Loss per U.S. GAAP	$(5,627,586)	$(788,444)	$(744,799)	$(488,603)
Basic loss per share under U.S. GAAP	$(0.29)	$(0.04)	$(0.05)	$(0.04)

The statements of comprehensive loss provide a measure of all changes in equity of the Company that result from transactions other than those with the shareholders and other economic events that occur during the period. There are no other material differences between Canadian GAAP and United States GAAP other than those presented above with respect to the statements of comprehensive loss.

The Company accounts for its share options under Canadian GAAP, which in the Company’s circumstances are not different from the amounts that would be determined under provisions of U.S. GAAP.

#

10.	GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

d)	The effects of the differences in accounting under Canadian GAAP and U.S. GAAP on the balance sheets and statements of cash flows are as follows:

Balance sheets	2003		2002
	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP

Current assets	$2,287,474	$2,287,474	$1,243,425	$1,243,425
Exploration properties and Deferred costs	3,396,770	-	2,762,529	-
Capital assets	46,677	46,677	30,374	30,374

	$5,730,921	$2,334,151	$4,036,328	$1,273,799

Current liabilities	$11,044	$11,044	$10,881	$10,881
Share capital	7,950,693	7,950,693	6,102,060	6,102,060
Deficit	(2,230,816)	(5,627,586)	(2,076,613)	(4,839,142)

	$5,730,921	$2,334,151	$4,036,328	$1,273,799

      e)  Reconciliation of statements of cash flows

		2003
	Operations	Investing	Financing

Cash generated (used) per Canadian GAAP	$(170,787)	$(654,674)	$1,848,633
Effect of the write-off of exploration and G&A project costs	(634,241)	634,241	-

Cash generated (used) per U.S. GAAP	$(805,028)	$(20,433)	$1,848,633

		2002
	Operations	Investing	Financing

Cash generated (used) per Canadian GAAP	$(97,564)	$(610,558)	$625,000
Effect of the write-off of exploration and G&A project costs	(610,558)	610,558	-

Cash generated (used) per U.S. GAAP	$(708,122)	$ -	$625,000

		2001
	Operations	Investing	Financing

Cash generated (used) per Canadian GAAP	$(240,993)	$(353,220)	$1,562,052
Effect of the write-off of exploration and G&A project costs	(345,817)	345,817	-

Cash generated (used) per U.S. GAAP	$(586,810)	$(7,403)	$1,562,052

11.       SUBSEQUENT EVENTS

          a)   On March 12, 2003, 1,500,000 shares were issued at $0.35 per share (of which 663,900 were “flow-through shares”) that provided purchasers with warrants to purchase one additional common share at a price of $0.43 expiring February 18, 2005.

          b)   On May 1, 2003, 175,000 shares were issued at $0.33 per share due to the exercised of employee stock options.

          c)   On June 18, 2003, the following warrants were exercised:

               i)    250,000 warrants to purchase flow-through common shares at $0.46 per share.

               ii)   435,714 warrants to purchase regular common shares at $0.46 per share.

              iii) 250,000 warrants to purchase regular common shares at $0.50 per share.

               The remaining warrants which were not exercised expired on June 18,

               2003.

ALPHA GOLD CORP.

EXPLORATION PROPERTIES

YEARS ENDED FEBRUARY 28

(An Exploration Stage Company)

ACQUISITION COSTS BY CLAIM GROUP

			Total

	Lustdust	Goldbanks	2003	2002

Balance, beginning of period	$339,682	$36,432	$376,114	$376,114

Acquisition costs for the period	-	-	-	-

Balance, end of period	$339,682	$36,432	$376,114	$376,114

ALPHA GOLD CORP.

SCHEDULE OF DEFERRED EXPENDITURES

YEARS ENDED FEBRUARY 28

(An Exploration Stage Company)

		Total

	Lust Dust Claims	Goldbanks Claims	2003	2002

EXPLORATION
Assaying	$24,022	$ -	$24,022	$23,444
Camp expenses	17,238	-	17,238	34,794
Drilling	459,441	-	459,441	394,541
Filing fees & claim assessment	2000	-	2,000	6,821
Fuel	1.012	-	1,012	3,146
Geological/geochemical Work and reports	157,226	3,896	161,122	123,403
On-site management	23,500	-	23,500	31,500
Roadwork/Reclamation	49,221	-	49,221	74,757
Travel	22,771	-	22,771	22,226

	756,431	3,896	760,327	714,632
BC Mining Tax Credit	(126,086)	-	(126,086)	(104,074)

EXPENSES FOR THE YEAR	630,345	3,896	634,241	610,558

BALANCE – BEGINNING OF THE YEAR	2,111,938	274,477	2,386,415	1,775,857

BALANCE – END OF THE YEAR	$2,742,283	$278,373	$3,020,656	$2,386,415

#