Form 20-F
period 2004-02-29
ALPHA GOLD CORP
filed 2005-08-15
CIK 1157807

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

   [ ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)OF THE SECURITIES EXCHANGE ACT OF 1934

OR

   [X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended_ February 29, 2004______________

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

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

Not Applicable

ITEM 3.  KEY INFORMATION.

3.A.1.  Selected Financial Data

3.A.2.  Selected Financial Data

The selected financial data of the Company for the Fiscal Year ended February 29, 200 4 were derived from the financial statements of the Company that have been audited by MacKay LLP, independent chartered accounts, as indicated in their audit report, which are included elsewhere in this annual report. The selected financial data for the Company for the Fiscal Years ended February 28, 200 3 /200 2 were derived from the financial statements of the Company that have been audited by Bailey & Associates, independent Chartered Accountants; these financial statements are not included herein.  The selected financial data of the Company for the Fiscal Years ended February 28, 200 1 and February 29, 2000 were derived from the financial statements of the Company that were audited by Bailey & Associates, independent Chartered Accountants; these financial statements are not included herein.

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

Table No. 1

Selected Financial Data

(CDN$ in 000, except per share data)

	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	2/28/0 4	2/28/0 3	2/28/0 2	2/29/0 1	2/28/ 00

Revenue	Nil	Nil	Nil	Nil	Nil
Net Income (Loss)	($166)	($130)	($134)	($143)	($118)
Earnings (Loss) Per Share	($0.01)	($0.01)	($0.01)	($0.01)	($0.01)

Net Income (Loss) US GAAP	($1,122)	($764)	($753)	N/A	N/A
EPS (Loss) US GAAP(2)	($0.05)	($0.04)	($0.05)	N/A	N/A
Wtg.Avg.No.Shares US GAAP(2)	22,249	18,147	16,217	10,843	8,781

Dividends Per Share	0	0	0	0	0
Dividends Per Share (US GAAP)	0	0	0	0	0
Wtg.Avg.No.Shares Cdn GAAP	22,249	18,147	16,217	10,843	8,781

Working Capital	$2,225	$2,276	$1,232	$1,140	$240
Mineral Properties (Cdn GAAP)	$4,353	$3,397	$2,762	$2,772	$2,426
Mineral Properties (US GAAP)	$0	$0	$0	N/A	N/A
Long Term Debt	$0	$0	$0	$0	$0
Long Term Debt (US GAAP)	$0	$0	$0	N/A	N/A
Shareholder’s Equity (Cdn GAAP)	$5,741	$5,112	$4,025	$4,155	$2,736
Shareholder’s Equity (US GAAP)	$2,263	$2,323	$1,263	N/A	N/A
Total Assets	$6,623	$5,731	$4,036	$4,167	$2,742
Total Assets (US GAAP)	$2,270	$2,334	$1,274	N/A	N/A

______________________________________________________________________________

--------------------------------------------------------------------------------

(1)  Cumulative Net Loss since incorporation through 2/28/2004 under US GAAP was

     ($6,901,944).

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

Table No. 2 sets forth the exchange rates for the Canadian Dollar at the end of five most recent fiscal years ended the last day of February, the average rates for the period, and the range of high and low rates for the period.

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

Table No. 2

U.S. Dollar/Canadian Dollar

______________________________________________________________________________

______________________________________________________________________________

	Average	High	Low	Close

Fiscal Year Ended 2/29/04	$1.37	$1.49	$1.27	$1.34
Fiscal Year Ended 2/28/03	$1.56	$1.60	$1.49	$1.53
Fiscal Year Ended 2/28/02	$1.57	$1.61	$1.51	$1.60
Fiscal Year Ended 2/28/01	$1.49	$1.56	$1.45	$1.53
Fiscal Year Ended 2/29/00	$1.45	$1.53	$1.44	$1.45

______________________________________________________________________________

______________________________________________________________________________

3.B.  Capitalization and Indebtedness

Not Applicable

3.C.  Reasons For The Offer And Use Of Proceeds

Not Applicable

3.D.  Risk Factors

Dependence Upon Key Management Employees

While engaged in the business of exploring mineral properties, the nature of Alpha Gold Corp.’s business, its ability to continue its exploration of potential exploration projects, and to develop a competitive edge in the marketplace, depends, in large part, on its ability to attract and maintain qualified key management personnel.  Competition for such personnel is intense and the Company may not be able to attract and retain such personnel.  The Company’s growth will depend, on the efforts of its Senior Management, including its President and Chief Executive Officer George Whatley and its Secretary Richard Whatley.  Loss of these individuals could have a material adverse effect on the Company.  Alpha Gold Corp. has no key-man life insurance and no written consulting agreements with Senior Management.

Control by Principal Stockholders, Officers and Directors Could Adversely Affect Alpha Gold Corp’s Stockholders.

Alpha Gold Corp.’s Senior Management and Directors, acting together, have the ability to control substantially all matters submitted to the Company’s stockholders for approval (including the election and removal of directors and any merger, consolidation or sale of all or substantially all of the Company’s assets) and to control Alpha Gold Corp.’s management and affairs.  Accordingly, this concentration of ownership may have the effect of delaying, deferring or preventing a change in control of the Company, impeding a merger, consolidation, takeover or other business combination involving the Company or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of Alpha Gold Corp., which in turn could materially adversely affect the market price of the Company’s stock.

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

Need for Additional Financing.

Alpha Gold Corp. is engaged in the business of exploring mineral properties, and press releases regarding the Company’s business, shows changes in estimates and evaluations by securities analysts or other events or factors.  In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small-capitalization companies such as Alpha Gold Corp., has experienced wide fluctuations that have not necessarily been related to the operations, performances, underlying asset values, or prospects of such companies.  For these reasons, the Company’s common shares can also be expected to be subject to volatility resulting from purely market forces over which the Company will have no control.    If these exploration programs are successful, additional financing will be required to continue exploration and/or to develop the mineral properties identified and to place them into commercial production.  The exploitation of the Company’s mineral properties is, therefore, dependent upon Alpha Gold Corp.’s ability to obtain financing through the joint venturing of projects, debt financing, equity financing or other means.  Failure to obtain such financing may result in delay or indefinite postponement of work on the Company’s mineral properties, as well as the possible loss of such properties.

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

  Facsimile: (604) 939-4981

  E-Mail: agc@alphagold.bc.ca

  Website: http://www.alphagold.bc.ca

The Company’s registered office is located at:

  Lang Michener

  Barristers & Solicitors

  1055 West Georgia St., Suite 1500

  Vancouver, B.C. Canada V6E 4N7

The contact person is:

   Mr. George Whatley, President.

The Company's fiscal year ends the last day of February.

The Company's common shares have traded on the TSX Venture Exchange under the symbol "ALQ" since 9/20/1990.

The Company has 100,000,000 common shares, with no par value, authorized.  At

February 29, 2004, the end of the Company's most recent year, there were 23,402,184 common shares issued and outstanding.

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

The Company's initial public offering was pursuant to a prospectus, effective only in Canada, under the auspices of the Vancouver Stock Exchange and pursuant to a registration statement filed with the British Columbia Securities Commission, under the former name “Info-Stop Communications Inc.”.  The common shares were called for trading on the Vancouver Stock Exchange in 1986 and since the merger of the Vancouver Stock Exchange and the Alberta Stock Exchange, which resulted in the formation of the TSX Venture Exchange in November of 1999; it has traded on the TSX Venture Exchange.

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

Fiscal Year	Nature of Share Issuance	Number of Shares	Capital Raised

2004	Private Placement (1)	1,500,000	$525,000
	Exercise of Stock Options	175,000	$57,750
	Exercise of Share Purchase Warrants (2)	685,714	$315,428
	Exercise of Share Purchase Warrants (3)	250,000	$125,000
	Exercise of Share Purchase Warrants (3)	100,000	$50,000
	Exercise of Share Purchase Warrants (4)	50,000	$25,000
	Private Placement (5)	999,999	$599,999

(1)

1,500,000 units were issued at a price of $0.35 per unit. Each unit consisted of one share (of which 663,900 were “flow-through common shares”) and one share purchase warrant that allowed holders to purchase one additional common share at a price of $0.43 per share until February 18, 2005.

(2)

These share purchase warrants were associated with a private placement financing which closed on April 16, 2001. 571,428 units were sold pursuant to this private placement at a price of $0.35 per share. Each unit consisted of one common share and one common share purchase warrant. Each common share purchase warrant entitled the holder to purchase one additional common share at a price of $0.46 until April 16, 2003.

(3)

These share purchase warrants were associated with a private placement financing which closed on April 23, 2001. 300,000 units were sold pursuant to this private placement at a price of $0.40 per unit. Each unit consisted of one common share and one common share purchase warrant. Each warrant entitled the holder to purchase one additional common share at a price of $0.50 until April 22, 2003.

(4)

These share purchase warrants were associated with a private placement financing which closed on May 22, 2002. 3,135,620 units were sold at a price of $0.40 per unit. Each unit consisted of one common share and one share purchase warrant. Each warrant entitled the holder to purchase an additional share at a price of $0.50 until May 27, 2004.

(5)

This private placement consisted of the sale of 999,999 units. Each unit consisted of one flow-through share and one non-flow through share purchase warrant. Each non-flow-through share purchase warrant entitled the holder to purchase one additional common share at a price of $1.15 until December 19, 2004.

______________________________________________________________________________

______________________________________________________________________________

Capital Expenditures

2004:

During the Fiscal Year ended February 29, 2004, the Company spent $956,652 on exploration work on its Lustdust Property. The Company also spent an additional $5,300 on plant, property and equipment. The plant, property and equipment consisted of miscellaneous office equipment.

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

The Company’s primary focus is on its Lustdust Property, which is located in British Columbia. The Company also holds an option to acquire a 100% interest in the Goldbanks Property, which is located in Pershing County, Nevada. Currently the Company is concentrating all of its efforts on the Lustdust Property and no work is being carried out on the Goldbanks Property.

Exploration activity on the Lustdust Property can only be undertaken during the spring and summer seasons because of adverse weather conditions, which occur during the fall and winter months.

Plan Of Operations

Source of Funds for the Fiscal Year ended February 29, 2004

The Company’s primary source of funds since incorporation has been through the issuance of common shares and Special Warrants.  Currently the Company does not have operating revenues, and the Company does not anticipate generating any operating revenue until the Lustdust project begins production. (The Lustdust property is presently not in production and there is no guarantee that it ever will be in production.)  For the Fiscal Year ended February 29, 2004, the Company raised $1,619,458 from the issue of 3,669,804 common shares.

The Company had a working capital balance of $2,225,344 at 2/29/2004 and $2,276,430 at 2/28/2003.  The Company had $1,934,547 in cash and cash equivalents at 2/29/2004 and $2,130,049 at 2/28/2003.

Use of Funds for the Fiscal Year ended February 28, 2005

During the Fiscal Year ending February 28, 2005, the Company estimates that it might expend $900,000 on exploration work on the Lustdust property and for general administrative expenses.

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

United States vs. Foreign Sales/Assets

The Company generated no sales revenue during the last three years

At 2/29/2004, 2/28/2003, and 2/28/2002: $6,623,199, $5,730,921, and $4,036,328, of the assets were located in Canada, primarily consisting of the Lustdust property.

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

Acquisition Details

On July 15, 1989, the Company acquired its initial interest in what is now called the Lustdust Property by acquiring a 100% interest in a group of mineral claims in the Omineca Mining Division of British Columbia for cash consideration of $170,000 and allowing the vendor to retain a 3% net smelter return on any future sale of minerals.

On February 21, 1992, the Company purchased a 100% interest in its second and final major portion of land comprising what is now called the Lustdust Property. Consideration paid was $100,000 in cash and 200,000 common shares of the Company at a deemed price of $0.60 per share. The purchase was subject to a 5% net profit interest to a maximum of $100,000 and the vendor retained a 2% net smelter return royalty. (The Company retained the right to repurchase one-half of the net smelter return royalty for $500,000 cash.)

At the end of 2000 the Company filed claim to twenty additional units located on the west and north edges of the claim block.

The Company’s current land holdings consist of 238 claim units and covers seventeen square miles.

Property Description

The Lustdust Property occurs at the eastern edge of a belt of Permian age, Cache Creek group, sediments and lesser volcanics. This belt, up to 30 kilometers wide, extends northwesterly and southeasterly for several hundred kilometers parallel to the Stuart-Trembleur-Takla Lake system. This package of rock units has an apparent minimum thickness of three kilometers and consists of thick, massive, but discontinuous limestone strata, overlain by a mixed assemblage of chert and agrillite with subordinate andesitic volcanics.  Tight folding along northwest-southeast axes has affected all formations and is most evident as extreme crumpling of the chert/argillite units. The sedimentary package is bounded on the east by upper Jurassic, granitoid, intrusive rocks of the Hogem batholith north of Techentlo Lake and by Upper Jurassic Takla Group marfic volcanics and sediments further south.

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

Of the four economically inferred zones recognized to date management believes that there are two distinct styles of mineralization.  Zones 1 and 2 are described as structurally controlled veins while zones 3 and 4b appear as massive replacements within the sedimentary sequence.  Previous work on the property has suggested that the 3 and 4b zones may represent manto, replacement-type mineralization.  The mineralized setting and metal zoning at Lustdust is similar to large-scale hydrothermal cells associated with “porphyry type” environments of the North American cordillera.  These systems are commonly zoned from a central copper/molybdenum/gold core, within the intrusive, moving outward to base metal skarn replacements, gold and silver rich base metal veins and replacements, and distal epithermal gold, silver, and mercury deposits.

Location and Access

The Lustdust Property is located in the Omineca Mining Division of north-central British Columbia, NTS 93N/11W at latitude 55 34’ North and 125 25” West.  The property is located approximately 210 kilometers northwest of the town of Prince George, BC and 36 km east of Takla Landing (where there is a BC rail line.)

Access to the property is gained by traveling approximately 45 kilometers of paved road from Fort St. James towards Tachie Lake and then 68 kilometers along the Leo Creek Road, 56 kilometers along the Driftwood Road, approximately 20 kilometers along the Fall-Tsayta Road and 3 kilometers along the Silver Creek Road.  This comprises a total of 147 kilometers along forest service roads.

The terrain is moderate, ranging in elevation from 1000 meters to 1525 meters on the property.  Lower elevations are covered by widely spaced lodge-pole pine trees; while at elevations above 1200 meters, forest cover consists of over-mature spruce and balsam trees.  Summers are short and rainy while moderate snowfall in winters persists from late September through April/May at the higher elevations.

Previous Work

During the Year 2000, the Company spent $345,817 on exploration work on the Lustdust Property.

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

The 2003 drill program consisted of the following work:

1.

Systemic drilling to follow the best mineralized 2002 intercepts in the Canyon Creek Skarn Zone to depth;

2.

Systematic drilling under mineralized skarn that has not been drilled at comparable depths: and,

3.

Continued field-based exploration to further unravel the structural details of the property and find additional mineralized zones on the property.

The drilling program was designed to expand the focus of exploration beyond the Canyon Skarn area of the Lustdust Property. This program targeted gold mineralized zones in three areas, including the Number 1 Zone, the Number 3 Zone and the Canyon Skarn. The Company completed 7,908 meters of drilling in 42 boreholes. Drill results are presented on the table below with intersection widths indicated.

2003 NUMBER ONE ZONE DIAMOND DRILL ASSAYS

DDH	From/To	Length	Gold	Silver	Lead	Zinc	Copper

(meters)	(meters)	(grams/ton)	(grams/ton)	(percent)	(percent)	(percent)
3- 02	94.5 95.6	1.1	1.5	144	0.7	1.3	-
3- 04	100.7 102.3	1.6	1.8	706	1.7	0.2	-
3- 05	68.5 70.6	2.1	0.7	180	0.6	1.3	-
3- 05	77.0 77.9	0.9	0.8	432	0.4	1.6	-
3- 06	77.4 77.9	0.5	4.5	1565	1.2	1.3	-
3- 08	73.8 79.3	5.5	1.2	458	0.7	0.7	-
3- 08	84.0 84.6	2.0	2.7	815	1.0	0.7	0.05
3- 09	135.0 140.0	5.0	13.3	899	1.1	5.7	-
3- 09	142.8 143.3	0.5	1.6	14	-	0.4	-
3- 10	40.3 42.0	1.7	0.8	2.3	-	-	-
3- 11	74.3 81.7	7.4	4.8	529	0.2	0.8	-
3- 19	124.5 128	3.5	1.5	276	2.4	2.5	-
3- 20	159 160	1	3.8	203	4.4	2.8	-

2003 NUMBER 3 ZONE DIAMOND DRILL ASSAYS

DDH	From/To	Length	Gold	Silver	Lead	Zinc	Copper
	(meters)	(meters)	(grams/ton)	(grams/ton)	(percent)	(percent)	(percent)

DDH	From/To	Length	Gold	Silver	Lead	Zinc	Copper
	(meters)	(meters)	(grams/ton)	(grams/ton)	(percent)	(percent)	(percent)

The Company believes that there are no major obstacles that it will have to overcome to continue its exploration program on the Lustdust property.

Goldbanks Property

The Goldbanks Property is located in Pershing County, Nevada.  The Goldbanks Property does not represent a producing property and the Company is currently not engaged in any work on it and has no immediate plans to begin work on it.

Acquisition Details

By agreement made April 30, 1994, as amended October 30, 1995 between the Company and John Kastler (an unaffiliated individual), the company acquired the exclusive option to acquire a 100% working interest in 25 lode claims known as the Goldbanks Property (the “Goldbanks Property”) located in Pershing County, Nevada. The option to purchase this property expires on October 30, 2005.  The option exercise cost of these claims is 100,000 shares of the Company’s common stock.

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

Future Planned Work

The Company currently has no plans to engage in any exploration work in the immediate future on this property as management intends to concentrate all of its exploration efforts on The Lustdust Property.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the Fiscal Years Ended February 29, 2004, and February 28, 2003 should be read in conjunction with the financial statements of the Company and the notes thereto.

Overview

During the Fiscal Year ended February 28, 2002 the Company raised $963,250 through the sale of 2,796,428 shares.

During the Fiscal Year ended February 28, 2003 the Company raised $1,342,498 through the sale of 3,360,620 shares.

During the Fiscal Year ended February 29, 2004 the Company raised $1,619,458 through the sale of 3,669,804 shares.

During the Fiscal Year ended February 29, 2004 and for the preceding five fiscal years, Alpha Gold has been involved in the exploration for mineral deposits in British Columbia.

Results of Operations

It was determined by the Company’s auditor that Alpha Gold made an error in not recording the future income tax liability associated with the mineral properties. The effect of the correction on the financial statements is as follows:

	2004	2003	2002
Share Capital decreased by	($319,289)	($173,052)	($282,449)
Deficit increased (decreased) by	24,539	23,981	176,000
Future income tax liability increased by	267,957	149,071	458,449

The correction of this error has been accounted for retroactively and accordingly the comparative figures have been restated in the financial statements.

The Fiscal Year Ended February 29, 2004 vs. the Fiscal Year Ended February 28, 2003

The loss for the fiscal year ended February 29, 2004 was ($165,687) or ($0.01) per share compared to ($130,222) or ($0.01) per share for the fiscal year February 28, 2003. The slightly higher net loss for the fiscal year ended February 20, 2004 as compared to the fiscal year ended February 28, 2003 was due primarily to an increase in expenses of $71,084.

The major differences in expenses during the fiscal year ended February 29, 2004 as compared to the fiscal year ended February 28, 2003 were:

1.

A decrease in consulting and management fees in the amount of $44,000;

2.

An increase in shareholder relations in the amount of $42,936; and,

3.

An increase in professional fees in the amount of $10,697.

The Company received interest on its bank deposits in the amount of $50,292 during the Fiscal Year ended February 29, 2004 as compared to interest in the amount of $39,032, which was received during the Fiscal Year ended February 28, 2003. The higher level of interest received during the Fiscal Year ended February 29, 2004 resulted from the higher cash and term deposit balance during the Fiscal Year ended February 29, 2004 as compared to the prior fiscal year.

The “future income tax recovery” was also higher in the amount of ($27,351) for the Fiscal Year ended February 29, 2004 as compared to the prior Fiscal Year. This amount was greater because of additional expenditures incurred on the properties, which caused timing differences between actual taxes payable and future income taxes.

During the Fiscal Year ended February 29, 2004, expenditures of $956,652 were made on the Company’s mineral properties, which was higher than the $634,241 of expenditures made during the Fiscal Year ended February 28, 2003. These expenditures reflect an increased amount of exploration activity at the Lustdust Property.

The Fiscal Year ended February 28, 2003 vs. the Fiscal Year Ended February 28, 2002

The loss for the Fiscal Year ended February 28, 2003 was ($130,222) or ($0.01) per share compared to ($142,936) or ($0.01) per share for the Fiscal Year ended February 28, 2002. The slightly higher net loss for the Fiscal Year ended February 28, 2002 as compared to the Fiscal Year ended February 28, 2003 was due primarily to a recovery in “Future Income Taxes” in the amount of ($23,981) which occurred for the Fiscal Year ended February 28, 2003. This resulted from the fact that there were additional expenditures incurred on the properties, which caused timing differences between actual taxes payable and future income taxes.

During the Fiscal Year ended February 28, 2003, expenditures of $634,241 were made on the Company’s mineral properties, which was slightly higher than the $610,558 of expenditures made in the Fiscal Year ended February 28, 2002. These expenditures reflect a slightly increased amount of exploration activity at the Lustdust Property occurring during the period ended February 28, 2003 as compared to the year ended February 28, 2002.

The Fiscal Year ended February 28, 2002 vs. the Fiscal Year Ended February 28, 2001

The loss for the Fiscal Year February 28, 2002 was ($134,241) or ($0.01) per share compared to ($142,786) or ($0.01) per share for the Fiscal Year ended February 28, 2001. The slightly lower net loss for the Fiscal Year ended February 28, 2002 as compared to the prior Fiscal Year was due primarily to an increase in interest received (other income) in the amount of $14,135. This higher amount as compared to the prior year was due to a larger cash balance during the year as compared to the prior year. Also, during the Fiscal Year ended February 28, 2001 the Company wrote off an investment in and advances to a subsidiary in the amount of ($20,668).

The only major difference in expenses during the Fiscal Year ended February 28, 2002 as compared to the Fiscal Year ended February 28, 2001 were shareholder relations expenditures in the amount of $29,696. In prior years the Company did not engage in extraordinary shareholders relations.

During the Fiscal Year ended February 28, 2002, expenditures of $610,558 were made on the Company’s mineral properties which was higher than the $345,817 of expenditures made during the Fiscal Year ended February 28, 2001. These expenditures reflect increased exploration activity at the Lustdust Property.

Liquidity and Capital Resources

The Fiscal Year Ended February 29, 2004

The working capital of the Company at February 29, 2004 was $2,225,344 as compared to $2,276,430 at February 28, 2003. The Company continued to have no long-term debt at February 29, 2004.

Cash Used in the Twelve Months Ended February 29, 2004 Operating Activities totaled ($346,873) including the net loss of ($165,687). The two significant adjustments not affecting cash during the year were amortization in the amount of $14,562 and the “future income tax recovery” in the amount of ($51,332). The “future income tax recovery” resulted from the fact that there were additional expenditures incurred on the properties, which caused timing differences between actual taxes payable and future income taxes.

Cash Used in Twelve Months Ended February 29, 2004 Investing Activities totaled ($961,952), consisting primarily of items related to mineral properties.

Cash Provided by Twelve Months Ended February 28, 2003 Financing Activities totaled $1,113,323 consisting of the issuance of common stock as described earlier.

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

The Fiscal Year Ended February 28, 2003

The working capital of the Company at February 28, 2003 was $2,276,430 as compared to $1,232,544 at February 28, 2002. The Company continued to have no long-term debt at February 28, 2003. The increase in working capital reported at February 28, 2003 as compared to February 28, 2002 was due primarily to the significantly larger cash and term deposit position of $2,130,049 and a slightly larger position in the category of “taxes receivable”.  ($15,327 greater at February 28, 2002 as compared to February 28, 2002.

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

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP except as noted in Footnote 8 to the financial statements.  The value of the U.S. Dollar in relationship to the Canadian Dollar was 1.34 as of February 29, 2004.

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

      --- No Disclosure Necessary ---

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management

Table No. 3 lists as of February 29, 2004, the names of the Directors and Senior Management of the Company.  The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.  The Senior Management serves at the pleasure of the Board of Directors.  Senior Management are citizens and residents of Canada.  All Directors are residents and citizens of Canada, except Paul Mattinen who is a resident and citizen of the United States.

Table No. 3

Directors and Senior Management

2/29/2004

______________________________________________________________________________

______________________________________________________________________________

Name	Position	Age	Date of First Election or Appointment

George Whatley (1) (2)	President/Director	68	11/8/1995
Richard Whatley (1) (3)	Secretary/Director	46	12/14/1989
Carl Pines	Director	57	10/29/1999
Kenneth Arthurs	Director	70	8/18/1998
Paul Mattinen (1)	Director	58	8/20/1997

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

6.B.  Compensation

					Long-Term Compensation

	Annual Compensation				Awards	Payouts

Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation	Securities Under Options/SARs Granted	Restricted Shares or Restricted Share Units	LTIP Payouts	All Other Comp.

George Whatley, President	2004	Nil	Nil	$84,100 (1)	Nil	Nil	Nil	Nil
and Director	2003	Nil	Nil	$74,700 (2)	400,000 (5)	Nil	Nil	Nil
	2002	Nil	Nil	$67,500 (3)	Nil	Nil	Nil	Nil

Richard George Whatley,	2004	Nil	Nil	$62,000 (4)		Nil	Nil	Nil
Secretary, CFO and Director	2003	Nil	Nil	$45,000 (6)	200,000 (5)	Nil	Nil	Nil
	2002	Nil	Nil	$26,000 (7)	Nil	Nil	Nil	Nil

(1)

George Whatley received $60,000 as a fee for administration of the Company’s affairs, $20,500 as a fee to manage and supervise the drilling program and $3,600 as a car allowance.

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

(5)

These options were granted at an exercise price of $0.40 and expired on April 25, 2004.

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

Change of Control Remuneration.

The Company had no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 2004 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per Senior Management.

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

Pension/Retirement Benefits.

No funds were set aside or accrued by the Company during the Fiscal Year ended February 29, 2004 to provide pension, retirement or similar benefits for Directors or Senior Management.

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

6.D.  Employees

As of February 29, 2004, the Company retained, in addition to its Senior Management, one administrative person at its head office in Coquitlam, British Columbia. As required, the Company also retains geologists, engineers, geophysicists and other consultants on a per diem basis.  The Company has not experienced, and does not expect to experience, significant difficulty in attracting and retaining qualified personnel.

6.E.  Share Ownership

Table No. 4 lists, as of February 29, 2004, Directors and Senior Management who beneficially own the Company's voting securities, consisting solely of common shares, and the amount of the Company's voting securities owned by the Directors and Senior Management as a group.

Table No. 4

Shareholdings of Directors and Senior Management

Shareholdings of 5% Shareholders

______________________________________________________________________________

______________________________________________________________________________

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	George Whatley (1)	1,659,850	7%
Common	Richard G. Whatley (2)	435,000	2%
Common	Paul R. Mattinen (3)	70,000	<1%
Common	Kenneth E. Arthurs (4)	147,000	1%
Common	Carl Pines (5)	350,000	2%
	Total Directors/Management 5% Holders	2,661,850	12%

------------------------------------------------------------------------------

(1)

Of these shares 400,000 represent currently exercisable share purchase options.

(2)

Of these shares 200,000 represent currently exercisable share purchase options.

(3)

Of these shares 50,000 represent currently exercisable share purchase options.

(4)

Of these shares 50,000 represent currently exercisable share purchase options.

(5)

Of these shares 50,000 represent currently exercisable share purchase options.

# Based on 23,402,184 shares outstanding as of February 29, 2004.

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

The names and titles of the Directors/Executive Officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 5 as of 2/29/04, as well as the number of options granted to Directors and all employees as a group.

Table No. 5

Stock Options Outstanding

______________________________________________________________________________

______________________________________________________________________________

Name	Number of Common Shares	Cdn $ Exer. Price	Grant Date	Expiration Date

George Whatley	400,000	$0.40	4/25/2002	4/25/2004
Richard Whatley	200,000	$0.40	4/25/2002	4/25/2004
Carl Pines	50,000	$0.40	4/25/2002	4/25/2004
Kenneth E. Arthurs	50,000	$0.40	4/25/2002	4/25/2004
Paul R. Mattinen	50,000	$0.40	4/25/2002	4/25/2004
Natalie Whatley	300,000	$0.50	6/07/2002	6/07/2005

Total Officers/Directors	750,000
Total Employees/Consultants	300,000

Total Options Outstanding	1,050,000

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

7.A.2.  Canadian Share Ownership.

On 2/29/2004, the Company’s shareholders’ list showed 23,402,184 common shares outstanding and The Company has researched the indirect holding by depository institutions and other financial institutions estimates that there are in excess of 300 the beneficial owners of its common shares.

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

7.A.4.  Change of Control of Company Arrangements.   No Disclosure Necessary

7.B.  Related Party Transactions

During the Fiscal Year ended February 29, 2004, the Company paid fees of $142,500 for contract negotiation, property investigation, property acquisition, site investigation and management of field programs to George Whatley. The Company also paid $6,850 for secretarial and bookkeeping services to Natalie Whatley, the wife of George Whatley.  The Company also paid $6,000 for office rental and $3,600 for car rental to a company controlled by George Whatley.

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

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.  The audit reports of MacKay LLP, independent Chartered Accountants, are included herein immediately preceding the financial statements.

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

Table No. 6

TSX Venture Exchange

Common Shares Trading Activity

______________________________________________________________________________

_____________________________________________________________________________

	HIGH	LOW
Fiscal Year Ended 2/29/04	$0.85	$0.43
Fiscal Year Ended 2/28/03	$0.79	$0.30
Fiscal Year Ended 2/28/02	$0.75	$0.27
Fiscal Year Ended 2/28/01	$0.71	$0.25
Fiscal Year Ended 2/28/00	$0.58	$0.25

Quarter Ended 2/28/04	$0.66	$0.46
Quarter Ended 11/30/03	$0.73	$0.55
Quarter Ended 8/31/03	$0.68	$0.47
Quarter Ended 5/31/03	$0.55	$0.43

Quarter Ended 2/28/03	$0.50	$0.40
Quarter Ended 11/30/02	$0.60	$0.42
Quarter Ended 8/31/02	$0.63	$0.40
Quarter Ended 5/31/02	$0.79	$0.30

February 2004	$0.60	$0.46
January 2004	$0.63	$0.50
December 2003	$0.66	$0.52
November 2003	$0.69	$0.55
October 2003	$0.70	$0.56
September 2003	$0.73	$0.58

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

Stock Options

Refer to ITEM 6.E. and Table No. 5 for additional information.

Share Purchase Warrants

Table No. 7 lists, as of 2/29/2004, share purchase warrants outstanding, the date the share purchase warrants were issued, the exercise price, and the expiration date of the share purchase warrants.

Table No. 7

Share Purchase Warrants Outstanding

______________________________________________________________________________

______________________________________________________________________________

Effective Date of Issuance	Number of Share Purchase Warrants Originally Issued	Number of Share Purchase Warrants Still Outstanding	Exercise Price Year #1	Exercise Price Year #2	Expiration Date of Share Purchase Warrants

02/18/03	1,500,000	1,450,000	$0.43	$0.43	02/18/2005
08/12/02	3,135,620	3,035,620	$0.50	$0.50	08/12/2004
12/19/03	999,999	999,999	$1.15	$1.15	12/19/2004

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

During the fiscal year ended February 29, 2004, the Company issued the following shares:

1,500,000 common shares were issued for $0.35 per share (of which 663,900 were “flow-through common shares”) that provided purchasers with warrants to purchase one additional common share at a price of $0.43 per share expiring February 18, 2005.

685,714 shares were issued pursuant to the exercise of share purchase warrants. These share purchase warrants were associated with a private placement financing which closed on April 16, 2001. 571,428 units were sold pursuant to this private placement at a price of $0.35 per share. Each unit consisted of one common share and one common share purchase warrant. Each common share purchase warrant entitled the holder to purchase one additional common share at a price of $0.46 until April 16, 2003.

350,000 shares were issued pursuant to the exercise of other share purchase warrants. These share purchase warrants were associated with a private placement financing which closed on April 23, 2001. 300,000 units were sold pursuant to this private placement at a price of $0.40 per unit. Each unit consisted of one common share and one common share purchase warrant. Each warrant entitled the holder to purchase one additional common share at a price of $0.50 until April 22, 2003.

50,000 shares were issued pursuant to the exercise of other share purchase warrants. These share purchase warrants were associated with a private placement financing which closed on May 22, 2002. 3,135,620 units were sold at a price of $0.40 per unit. Each unit consisted of one common share and one share purchase warrant. Each warrant entitled the holder to purchase an additional share at a price of $0.50 until May 27, 2004.

This private placement consisted of the sale of 999,999 units. Each unit consisted of one flow-through share and one non-flow through share purchase warrant. Each non-flow-through share purchase warrant entitled the holder to purchase one additional common share at a price of $1.15 until December 19, 2004.

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

10.G.  Statement by Experts

The selected financial data of the Company for the Fiscal Year ended February 20, 200 4 were derived from the financial statements of the Company that have been audited by MacKay LLP, independent chartered accounts, as indicated in their audit report, which are included elsewhere in this annual report. The selected financial data for the Company for the Fiscal Years ended February 28, 200 3 /200 2 were derived from the financial statements of the Company that have been audited by Bailey & Associates, independent Chartered Accountants; these financial statements are not included herein.  The selected financial data of the Company for the Fiscal Years ended February 28, 200 1 and February 29, 2000 were derived from the financial statements of the Company that were audited by Bailey & Associates, independent Chartered Accountants; these financial statements are not included herein.

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

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.  The audit report of MacKay LLP, independent Chartered Accountants, is included herein immediately preceding the audited financial statements.

Audited Financial Statements

 Auditor's Report, dated July 2, 2004

 Comments by Auditor for U.S. Readers on Canada-U.S. Reporting Difference,

   dated July 2, 2004

 Balance Sheets at 2/29/04 and 2/28/03

 Statements of Operations and Deficit

   for the years ended 2/29/2004, 2/28/2003, and 2/28/2002 and cumulative

   Inception to 2/29/2004

 Statements of Cash Flows

   for the years ended 2/29/2004, 2/28/2003, and 2/28/2002 and Cumulative

   Inception to 2/29/2004

 Notes to Financial Statements

Certifications required by Section 302 of Sarbanes-Oxley Act of 2002 and SEC Rule 33-8124

ITEM 18.  FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to ITEM #17.

ITEM 19.  EXHIBITS

Index to Exhibits:

Index to Exhibits:

Section 302 Certifications

Section 906 Certifications

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

ALPHA GOLD CORP.

FINANCIAL STATEMENTS

YEARS ENDED FEBRUARY 29, 2004 AND FEBRUARY 28, 2003

(An Exploration Stage Company)

AUDITOR’S REPORT

To the Shareholders of

   Alpha Gold Corp.

We have audited the balance sheets of Alpha Gold Corp. as at February 29, 2004 and February 28, 2003 and the statements of operations and deficit and cash flows for each of the three years ended February 29, 2004, February 28, 2003 and 2002.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at February 29, 2004 and February 28, 2003 and the results of its operations and the cash flows for each of the three years ended February 29, 2004, February 28, 2003 and 2002 in accordance with Canadian generally accepted accounting principles. As required by the Company Act of the Province of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

Vancouver, Canada	CHARTERED ACCOUNTANTS
July 2, 2004

Comments by Auditor for U.S. Readers on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the company’s ability to continue as a going concern, such as those described in note 1 to the financial statements.  Our report to the shareholders dated July 2, 2004, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor’s report when these are adequately disclosed in the financial statements.

Vancouver, Canada	CHARTERED ACCOUNTANTS
July 2, 2004

ALPHA GOLD CORP.

BALANCE SHEETS

FEBRUARY 29, 2004 AND FEBRUARY 28, 2003
(An Exploration Stage Company)
	2004	2003
ASSETS
CURRENT
Cash and term deposits	$1,934,547	$2,130,049
Accounts receivable	11,266	8,499
Taxes receivable	274,949	137,586
Prepaid expense	11,600	11,340

	2,232,362	2,287,474

INVESTMENT IN EXPLORATION PROPERTIES (Schedule)	550,114	376,114

EXPENDITURES ON EXPLORATION PROPERTIES (Schedule)	3,803,308	3,020,656

PROPERTY, PLANT AND EQUIPMENT (Note 4)	37,415	46,677

	$6,623,199	$ 5,730,921

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT
Accounts payable and accrued liabilities	$ 7,018	$ 11,044

FUTURE INCOME TAX LIABILITY ( N ote 7 )	875,477	607,520

	882,495	6 18,564

SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 5)	8,289,226	7,495,192

DEFICIT, AS RESTATED ( N ote 7 )	(2,548,522)	(2,382,835)

	5,740,704	5,112,357

	$6,623,199	$ 5,730,921

NATURE OF OPERATIONS (Note 1)

APPROVED BY THE DIRECTORS

ALPHA GOLD CORP. STATEMENTS OF OPERATIONS AND DEFICIT YEARS ENDED FEBRUARY 29 (An Exploration Stage Company)
	Cumulative,
	Inception to
	February 29,
	2004	2004	2003	2002
REVENUE
Sales	$ 97,403	$ -	$ -	$ -

EXPENSES
Amortization	168,932	14,562	8,835	12,490
Automotive	74,285	9,262	13,486	8,139
Bad debts	14,999	-	-	-
Consulting and management fees	349,263	6,000	50,000	36,000
Financial relations	59,000	-	-	-
Gain on disposal of capital assets	(24,414)	-	(4,705)	-
Gain on disposal of exploration property	(7,400)	-	-	-
Graphics	53,632	-	-	-
Insurance	23,880	2,185	1,805	1,552
Office, printing and miscellaneous	234,382	19,173	20,645	17,292
Professional fees	563,844	70,245	59,548	59,463
Property investigation	25,052	-	-	-
Regulatory and transfer fees	121,501	13,350	12,269	4,076
Rent	72,930	6,000	6,000	6,000
Shareholder relations	109,808	61,524	18,588	29,696
Repairs and maintenance	13,291	-	-	-
Telephone	6,895	-	-	-
Travel and promotion	96,110	7,503	6,249	6,517
Wages	12,864	-	-	-
Write-off of cost of and expenditures on exploration properties abandoned	809,960	-	-	-
Write-down of fixed assets	46,527	-	-	-
	2,825,341	263,804	192,720	181,225
NET LOSS BEFORE OTHER ITEMS	(2,727,938)	(263,804)	(192,720)	(181,225)

OTHER INCOME
Insurance proceeds	12,898	-	-	-
Interest	260,957	50,292	39,032	46,379
Gain on disposal of marketable securities	60,093	-	-	-
OTHER EXPENSE
Interest, bank charges and foreign exchange	(19,359)	3,507	(515)	605
Loss on realization of demand debenture	(14,487)	-	-	-

Write-down of marketable securities	(19,999)	-	-	-
	280,103	46,785	38,517	46,984

FUTURE INCOME TAXES (RECOVERY)	100,687	(51,332)	(23,981)	8,695

NET LOSS FOR THE PERIOD	$ (2,548,522)	(165,687)	(130,222)	(142,936)

DEFICIT – BEGINNING, AS RESTATED		(2, 382 ,835)	(2,252,613)	(2,109,677)

DEFICIT – ENDING, AS RESTATED		$(2,548,522)	$ (2,382,835)	$(2,252,613)

LOSS PER SHARE		$(0.01)	$(0.01)	$(0.01)

ALPHA GOLD CORP.

STATEMENTS OF CASH FLOWS

YEARS ENDED FEBRUARY 29
(An Exploration Stage Company)

	Cumulative,
	Inception to
	February 29,
	2004	2004	2003	2002

CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES
Net loss for the period	$(2,548,522)	$(165,687)	$(130,222)	$(142,936)
Items not affecting cash:
Amortization	168,932	14,562	8,835	12,490
Future income taxes (recovery)	100,687	(51,332)	(23,981)	8,695
Gain on disposal of property, plant and equipment	(24,414)	-	(4,705)	-
Gain on sale of exploration property	(7,400)	-	-	-
Gain on disposal of marketable securities	(60,093)	-	-	-
Loss on realization of demand debenture	14,487	-	-	-
Write-off of cost of and expenditures on exploration properties abandoned	809,960	-	-	-
Write down of property, plant and equipment	46,527	-	-	-
Write down of marketable securities	19,999	-	-	-

	(1,479,837)	(202,457)	(150,073)	(121,751)

Changes in non-cash working capital balances (Note 9)	(333,702)	(144,416)	(20,714)	24,187

	(1,813,539)	(346,873)	(170,787)	(97,564)
INVESTING ACTIVITIES
Investment in and expenditures on exploration properties	(5,155,314)	(956,652)	(634,241)	(610,558)
Proceeds on disposal of exploration property	20,000	-	-	-
Proceeds on disposal of marketable securities	60,094	-	-	-
Purchase of property, plant and equipment, net of disposal	(228,460)	(5,300)	(20,433)	-
Demand debenture	(12,250)	-	-	-

	(5,315,930)	(961,952)	(654,674)	(610,558)
FINANCING ACTIVITIES
Proceeds on issuance of shares	9,064,016	1,619,458	1,342,498	963,250
Proceeds on shares allotted but not issued	-	(506,135)	506,135	(338,250)

	9,064,016	1,113,323	1,848,633	625,000

(DECREASE) INCREASE IN CASH FOR THE PERIOD	1,934,547	(195,502)	1,023,172	(83,122)

CASH AND TERM DEPOSITS - BEGINNING OF THE PERIOD	-	2,130,049	1,106,877	1,189,999

CASH AND TERM DEPOSITS - END OF THE PERIOD	$1,934,547	$1,934,547	$2,130,049	$1,106,877

ALPHA GOLD CORP.
NOTES TO THE FINANCIAL STATEMENTS
FEBRUARY 29, 2004 AND FEBRUARY 28, 2003 (An Exploration Stage Company)

1.	NATURE OF OPERATIONS

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
(i) Accounts included in the statement of operations and deficit are translated at average rates of exchange prevailing during the year; and,
(ii)

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

ALPHA GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS

FEBRUARY 29, 2004 AND FEBRUARY 28, 2003 (An Exploration Stage Company)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(e)	Property, Plant and Equipment

Property, plant and equipment are recorded at cost and amortization is calculated on a declining balance basis at the following annual rates:

		Computer hardware	- 30%
		Furniture and fixtures	- 20%
		Trucks	- 30%

	(f)	Loss Per Share

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

Under the terms of Canadian flow-through share legislation, the tax attributes of qualifying expenditures are renounced to subscribers.  To recognize the foregone tax benefits, share capital is reduced and a future income tax liability is recognized at the time the related expenditures are renounced.

	(h)	Financial Instruments

All significant financial assets, financial liabilities and equity instruments of the company are either recognized or disclosed in the financial statements together with other information relevant for making a reasonable assessment of future cash flows, interest rate risk and credit risk.  Where practicable the fair values of financial assets and financial liabilities have been determined and disclosed; otherwise only available information pertinent to fair value has been disclosed.

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

ALPHA GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS

FEBRUARY 29, 2004 AND FEBRUARY 28, 2003 (An Exploration Stage Company)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(j)	Income Taxes

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

	(k)	Stock Based Compensation

For the year ended February 28, 2003, the company adopted, on a prospective basis, the recommendations of the CICA with respect to the recognition, measurement, and disclosure of stock-based compensation and other stock based payments.  Under this policy the Company had elected to value stock-based compensation granted to employees using the intrinsic value method, whereby compensation costs for awards to employees are recognized only when the market price exceeds the exercise price at the date of grant.  Pro-forma disclosure of the impact on net income and earnings per share of the fair value of options granted to employees was required.

Stock-based compensation granted to non-employees was recorded at the fair value as determined using the Black-Scholes option valuation model.

During the year ended February 29, 2004, the Company adopted, on a prospective basis, the fair value method of accounting for all stock-based compensation.

3.	EXPLORATION PROPERTIES
		2004	2003

	Acquisition costs (Schedule)	$ 550,114	$ 376,114
	Deferred expenditures (Schedule)	3,803,308	3,020,656

		$4,353,422	$3,396,770
	(a)		Lust Dust Claims

	(i)

On July 15, 1989, the Company acquired a 100% interest in certain mineral claims located in the Omineca Mining Division, British Columbia for cash of $170,000.  The vendor retains a royalty of 3% of net smelter returns.

	(ii)

On February 21, 1992, the Company acquired a 100% interest in certain mineral claims located in the Omineca Mining Division, British Columbia for $100,000 cash and 200,000 shares of the company at a deemed consideration of $0.60 each (previously subject to a 5% net profit interest to a maximum of $100,000 and a royalty of 2% of net smelter returns).  In July 2003, the company acquired the retained “5% net profit interest and the 2% net smelter return royalty” for $150,000 cash.

ALPHA GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS

FEBRUARY 29, 2004 AND FEBRUARY 28, 2003 (An Exploration Stage Company)

3.	EXPLORATION PROPERTIES (Continued)

(b)

Goldbanks

On October 30, 1995, the Company entered into an agreement to acquire a 100% interest in certain mineral claims situated in Pershing County, Nevada, U.S.A.  The Company had previously entered into an option agreement to acquire the mineral claims in the 1995 fiscal year.  The company and the vendor agreed to terminate the option agreement dated April 30, 1994.  Payment under the option agreement totaled $26,400 U.S. and applied to the purchase.

In addition to the above payments, the Agreement calls for the issuance to the vendor of 100,000 shares of Alpha Gold Corp.  As at February 29, 2004, regulatory approval had been received but the shares had not yet been issued.

4.	PROPERTY, PLANT AND EQUIPMENT
			Accumulated	Net Book Value
		Cost	Amortization	2004	2003

	Computer equipment	$ 5,300	$ 795	$ 4,505	$ -
	Furniture & fixtures	16,361	14,471	1,890	2,362
	Trucks	52,560	21,540	31,020	44,315

		$ 74,221	$ 36,806	$37,415	$ 46,677

ALPHA GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS

FEBRUARY 29, 2004 AND FEBRUARY 28 2003 (An Exploration Stage Company)

5.	SHARE CAPITAL

	(a)				Authorized

	100,000,000 common shares without par value

	(b) Issued
		2004		2003
		Number		Number
		of Shares	Amount	of Shares	Amount
	Balance - at the Beginning, as restated	19,732,380	$ 6,989,057	16,371,760	$ 5,819,611
	Issued during the year
	- for cash @ $0.35 (see
	i) below)	1,500,000	525,000
	- for cash @ $0.33 (see
	ii) below)	175,000	57,750
	- for cash @ $0.46 (see iii) below)
		685,714	315,429
	- for cash @ $0.50 (see iv) below)	250,000	125,000
	- for cash @ $0.50 (see
	v) below)	100,000	50,000
	- for cash @ $0.43 (see vi) below)	50,000	21,500
	- for cash @ $0.66 (see vii) below)	909,090	599,999
	- for cash @ $0.40 (see
	viii) below)			3,135,620	1,254,248
	- for cash @ $0.40 (see ix) below)			200,000	80,000
	- for cash @ $0.33 (see x) below)			25,000	8,250
	Share issue costs		(75,220)		-
	Income tax benefits renounced on flow through shares issued		(319,289)		(173,052)

	Balance - at the end of the year	23,402,184	$ 8,289,226	19,732,380	$ 6,989,057

	(c ) Allotted during the
	year - not yet issued
	- for cash	-	-	1,446,100	506,135

	Totals - issued and
	allotted	23,402,184	$ 8,289,226	21,178,480	$ 7, 495,192

ALPHA GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS

FEBRUARY 29, 2004 AND FEBRUARY 28, 2003 (An Exploration Stage Company)

5.	SHARE CAPITAL (continued)

During the year:
i)

1,500,000 common shares were issued for $0.35 per share (of which 663,900 were “flow-through common shares”) that provided purchasers with warrants to purchase one additional common share at a price of $0.43 per share expiring February 18, 2005.

	ii)	175,000 common shares were issued at $0.33 per share due to the exercise of employee stock options.

iii)

685,714 common shares were issued at $0.46 per share due to the exercise of warrants from a prior year share issue (250,000 of these shares were flow-through common shares).  The remainder of the warrants relating to this earlier issue have now expired.

	iv)	250,000 common shares were issued at $0.50 per share due to the exercise of warrants from a prior year share issue. The remainder of the warrants relating to this earlier issue have now expired.

v)

100,000 common shares were issued at $0.50 per share due to the exercise of warrants from a prior year share issue.  The remainder of the warrants relating to this earlier issue expire on August 12, 2004.

	vi)	50,000 common shares were issued due to the exercise of warrants from a prior year share issue. The remainder of the warrants relating to this earlier issue expire on February 18, 2005.

vii)

909 , 090 flow-through common shares were issued at $0.66 per share less a private placement fee of $75,220.  Each unit provided purchasers to purchase one additional non-flow-through share at $1.15 per share expiring December 19, 2004.

In the prior year:
viii)

3,135,620 common shares were issued for $0.40 per share (of which 900,000 were “flow-through shares”) with warrants to purchase additional common shares at a price of $0.50 per share expiring August 12, 2004.

ix)	200,000 common shares were issued for $0.40 per share due to the exercise of warrants from a prior year share issue. The remainder of the warrants relating to this earlier issue have now expired.

x)	25,000 common shares were issued at $0.33 per share due to the exercise of management options. The remaining 175,000 options were exercised subsequent to the year-end.

As of February 29, 2004, the following share purchase warrants were outstanding:
Shares	$ per share	Expiration

1,450,000	$0.43	February 18, 2005
3,035,620	$0.50	August 12, 2004
999,999	$1.15	December 19, 2004

ALPHA GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS

FEBRUARY 29, 2004 AND FEBRUARY 28, 2003 (An Exploration Stage Company)

6.	SHARE PURCHASE OPTIONS

The Company has established a share purchase option plan whereby the board of directors may, from time to time, grant options to directors, officers, employees or consultants.  The exercise price of an option is not less than the closing price on the Exchange on the last trading day preceding the grant.  Options vest on the date granted.

	A summary of the Company’s options at February 29, 2004 and the changes for the year are as follows:

Number Outstanding February 28, 2003	Granted	Exercised	Forfeited	Expired	Number Outstanding February 29, 2004	Exercise Price Per Share	Expiry Date

175,000	-	(175,000)	-	-	-	$0.33	May 1, 2003
750,000		-	-	-	750,000	$0.40	April 25, 2009
300,000		-	-	-	300.000	$0.50	June 7, 2005
1,225,000	-	(175,000)	-	-	1,050,000	$0.40	June 7, 2005 – April 25, 2009

7.	INCOME TAXES

A reconciliation of current income taxes at statutory rates with the reported taxes is as follows:

	2004	2003

Loss for the year before income taxes	$(217,019)	$(154,203)

Income tax recovery at statutory rates	$ (77,302)	$ (58,011)
Non-deductible items	5,721	1,554
Unrecognized benefit of non-capital losses	71,581	56,457

Total current income taxes	$ -	$ -

Total future income taxes (recovery)	$ (51,332)	$ (23,981)

The significant components of the Company's future income tax assets and liabilities are as follows:

	2004	2003

Future income tax assets:
Non-capital loss carryforwards	$ 302,887	$ 244,294
Property, plant and equipment	27,256	25,302
Share issue costs	26,793	-
Capital losses	4,363	4,608
Valuation allowance	(302,887)	(244,294)
	58,412	29,910
Future income tax liabilities:
Mineral properties	(933,889)	(637,430)

Net future income tax assets (liabilities)	$(875,477)	$(607,520)

ALPHA GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS

FEBRUARY 29, 2004 AND FEBRUARY 28, 2003 (An Exploration Stage Company)

7.	INCOME TAXES (continued)

The Company has available non-capital losses of $832,788, Cumulative Canadian Exploration Expenses of $145,481, Cumulative Canadian Development Expenses of $483,236 and Cumulative Foreign Exploration and Development Expenses of $932,487 which may be carried forward to reduce taxable income in future years.  The potential future income tax benefit arising from the non-capital losses only is not reflected in these financial statements. The non-capital losses expire as follows:

	2005	57,137
	2006	89,273
	2007	104,349
	2008	109,248
	2009	121,751
	2010	150,073
	2011	200,957

		$832,788

The Company has recorded a valuation allowance against its future income tax asset because it believes it is not more likely than not that sufficient taxable income will be realized during the carry-forward period to utilize the future tax asset.  The future income tax recovery is due to a reduction in the tax rates.

It has been determined that the company made an error in not recording the future income tax liability associated with the mineral properties.  The effect of the correction on the financial statements is as follows:

		2004	2003	2002

Share capital decreased by		$(319,289)	$(173,052)	$(282,449)
Deficit increased (decreased) by		24,539	23,981	176,000
Future income tax liability increased by		267,957	149,071	458,449

	The correction of this error has been accounted for retroactively and accordingly the comparative figures have been restated.

8.	RELATED PARTY TRANSACTIONS

During the year, the Company paid fees of $142,500 (2003 - $116,500) for contract negotiation, property investigation, property acquisition, site investigation and management of field programs, $6,850 (2003 - $6,850) for secretarial and bookkeeping services, $6,000 (2003 - $6,000) for office rental, and $3,600 (2003 - $3,200) for car rental to a company controlled by a director.

9.	SUPPLEMENTAL CASH FLOW INFORMATION
		2
		2004	2003	2002

	Accounts receivable	$ (2,767)	$ (5,239)	$ 6,193
	Taxes receivable	(137,363)	(15,327)	25,460
	Accounts payable and accrued liabilities	(260)	163	(6,669)
	Prepaid expense	(4,026)	(311)	(797)

		$ (144,416)	$ (20,714)	$ 24,187
ALPHA GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS

FEBRUARY 29, 2004 AND FEBRUARY 28, 2003 (An Exploration Stage Company)

10.	GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

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

	b)	Had the Company followed U.S. GAAP, certain items on the statements of income and deficit would have been reported as follows:

			Cumulative, inception to February 29, 2004	2004	2003	2002

		Loss per Canadian GAAP	$(2,548,522)	$(165,687)	$(130,222)	$(142,936)
		Effect of the write-off exploration costs for the year	(4,353,422)	(956,652)	(634,241)	(610,558)

		Loss per U.S. GAAP	$(6,901,944)	$(1,122,339)	$(764,463)	$(753,494)

		Basic loss per share under U.S. GAAP		$(0.05)	$(0.04)	$(0.05)

c)

The statements of comprehensive loss provide a measure of all changes in equity of the Company that result from transactions other than those with the shareholders and other economic events that occur during the period. There are no other material differences between Canadian GAAP and United States GAAP other than those presented above with respect to the statements of comprehensive loss.

d)	The Company accounts for its share options under Canadian GAAP, which in the Company’s circumstances are not different from the amounts that would be determined under provisions of U.S. GAAP.

ALPHA GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS

FEBRUARY 29, 2004 AND FEBRUARY 28, 2003 (An Exploration Stage Company)

10.	GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

e)	The effects of the differences in accounting under Canadian GAAP and U.S. GAAP on the balance sheets and statements of cash flows are as follows:
Balance sheets	2004	2003
Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP

Current assets	$2,232,362	$2,232,362	$2,287,474	$2,287,474
Exploration properties and deferred costs	4,353,422	-	3,396,770	-
Capital assets	37,415	37,415	46,677	46,677

$6,623,199	$2,269,777	$5,730,921	$2,334,151

Current liabilities	$ 7,018	$ 7,018	$ 11,044	$ 11,044
Future income tax liability	875,477	-	607,520	-
Share capital	8,289,226	8,289,226	7,495,192	7,495,192
Deficit	(2,548,522)	(6,026,467)	(2,382,835)	(5,172,085)

$6,623,199	$2,269,777	$5,730,921	$2,334,151

f)	Reconciliation of statements of cash flows
2004
Operations	Investing	Financing
Cash generated (used) per Canadian
GAAP	$ (346,873)	$ (961,952)	$ 1,113,323
Effect of the write-off of exploration and
G&A project costs	(956,652)	956,652	-

Cash generated (used) per U.S. GAAP	$ (1,303,525)	$ (5,300)	$ 1,113,323

2003
Operations	Investing	Financing
Cash generated (used) per Canadian
GAAP	$(170,787)	$(654,674)	$1,848,633
Effect of the write-off of exploration and
G&A project costs	(634,241)	634,241	-

Cash generated (used) per U.S. GAAP	$(805,028)	$(20,433)	$1,848,633

2002
Operations	Investing	Financing
Cash generated (used) per Canadian
GAAP	$(97,564)	$(610,558)	$625,000
Effect of the write-off of exploration and
G&A project costs	(610,558)	610,558	-

Cash generated (used) per U.S. GAAP	$(708,122)	$ -	$625,000

ALPHA GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS

FEBRUARY 29, 2004 AND FEBRUARY 28, 2003 (An Exploration State Company)

ACQUISITION COSTS BY CLAIM GROUP

			Total
	Lustdust	Goldbanks	2004	2003

Balance, beginning of year	$339,682	$ 36,432	$376,114	$376,114

Acquisition costs for the year	174,000	-	174,000	-

Balance, end of year	$513,682	$ 36,432	$550,114	$376,114

ALPHA GOLD CORP.

SCHEDULE OF DEFERRED EXPENDITURES

YEARS ENDED FEBRUARY 29, 2004 AND FEBRUARY 28, 2003

(An Exploration Stage Company)

			Total
	Lust Dust Claims	Goldbanks Claims	2004	2003

EXPLORATION
Assaying	$ 29,372	$ -	$ 29,372	$ 24,022
Camp expenses	19,338	-	19,338	17,238
Drilling	549,463	-	549,463	459,441
Filing fees & claim assessment	7,372	3,583	10,955	2,000
Fuel	2,852	-	2,852	1,012
Geological/geochemical
work and reports	227,329	-	227,329	161,122
On-site management	20,500	-	20,500	23,500
Roadwork/Reclamation	43,087	-	43,087	49,221
Travel	17,119	-	17,119	22,771

	916,432	3,583	920,015	760,327
BC Mining Tax Credit	(137,363)	-	(137,363)	(126,086)

EXPENSES FOR THE YEAR	779,069	3,583	782,652	634,241

BALANCE - BEGINNING
OF THE YEAR	2,742,283	278,373	3,020,656	2,386,415

BALANCE - END OF THE YEAR	$ 3,521,352	$281,956	$3,803,308	$3,020,656

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alpha Gold Corp.

Registrant

Dated:  August 12, 2005                        Signed: /s/  George Whatley

                                                                                   George Whatley

                                                                                  President and CEO

#