Form 20-F
period 2005-02-28
ALPHA GOLD CORP
filed 2005-08-16
CIK 1157807

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

   [ ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)OF THE SECURITIES EXCHANGE ACT OF 1934

OR

   [X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended_ February 28, 2005______________

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

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:                                                               None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.                                                             24,451,684

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

ALPHA GOLD CORPORATION

FORM 20-F Annual Report

TABLE OF CONTENTS

PART I

Item 1	Identity of Directors, Senior Management and Advisers
Item 2	Offer Statistics and Expected Timetable
Item 3	Key Information
Item 4	Information on the Company
Item 5	Operating and Financial Review and Prospects
Item 6	Directors, Senior Management and Employees
Item 7	Major Shareholders and Related Party Transactions
Item 8	Financial Information
Item 9	The Offer and Listing
Item 10	Additional Information
Item 11	Quantitative and Qualitative Disclosures About Market Risk
Item 12	Description of Securities Other than Equity Securities

PART II

Item 13	Defaults, Dividend Arrearages and Delinquencies
Item 14	Material Modifications to the Rights of Security Holders and
Use of Proceeds
Item 15	Controls and Procedures
Item 16	Reserved

PART III

Item 17	Financial Statements
Item 18	Financial Statements
Item 19	Exhibits

Signatures

Certification

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

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

Not Applicable

ITEM 3.  KEY INFORMATION.

3.A.1.  Selected Financial Data

3.A.2.  Selected Financial Data

The selected financial data of the Company for the Fiscal Year ended February 28, 2005 and February 29, 2004 were derived from the financial statements of the Company that have been audited by MacKay LLP, independent chartered accountants, as indicated in their audit report, which are included elsewhere in this annual report. The selected financial data for the Company for the Fiscal Years ended February 28, 200 3 were derived from the financial statements of the Company that have been audited by Bailey & Associates, independent Chartered Accountants; these financial statements are not included herein.  The selected financial data of the Company for the Fiscal Years ended February 28, 2002 and February 28, 200 1 were derived from the financial statements of the Company that were audited by Bailey & Associates, independent Chartered Accountants; these financial statements are not included herein.

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

Table No. 1

Selected Financial Data

(CDN$ in 000, except per share data)

	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	2/28/05	2/29/04	2/28/03	2/28/02	2/28/ 0 1

Revenue	Nil	Nil	Nil	Nil	Nil
Net Income (Loss)	($230)	($166)	($130)	($134)	($143)
Earnings (Loss) Per Share	($0.01)	($0.01)	($0.01)	($0.01)	($0.01)

Net Income (Loss) US GAAP	($814)	($854)	($615)	($753)	N/A
EPS (Loss) US GAAP(2)	($0.03)	($0.04)	($0.03)	($0.05)	N/A
Wtg.Avg.No.Shares US GAAP(2)	23,818	22,249	18,147	16,217	10,843

Dividends Per Share	0	0	0	0	0
Dividends Per Share (US GAAP)	0	0	0	0	0
Wtg.Avg.No.Shares Cdn GAAP	28,818	22,249	18,147	16,217	10,843

Working Capital	$1,777	$2,225	$2,276	$1,232	$1,140
Mineral Properties (Cdn GAAP)	$5,015	$4,353	$2,397	$2,762	$2,772
Mineral Properties (US GAAP)	$0	$0	$0	$0	N/A
Long Term Debt	$0	$0	$0	$0	$0
Long Term Debt (US GAAP)	$0	$0	$0	$0	N/A
Shareholder’s Equity (Cdn GAAP)	$5,933	$5,741	$5,112	$4,025	$4,155
Shareholder’s Equity (US GAAP)	$1,871	$2,263	$2,323	$1,263	N/A
Total Assets	$6,900	$6,623	$5,731	$4,036	$4,167
Total Assets (US GAAP)	$1,885	$2,270	$2,334	$1,274	N/A

______________________________________________________________________________

--------------------------------------------------------------------------------

(1)  Cumulative Net Loss since incorporation through 2/28/2005 under US GAAP was

     ($6,840,941).

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

Table No. 2

U.S. Dollar/Canadian Dollar

______________________________________________________________________________

______________________________________________________________________________

	Average	High	Low	Close

Fiscal Year Ended 2/28/05	$1.29	$1.39	$1.18	$1.23
Fiscal Year Ended 2/29/04	$1.37	$1.49	$1.27	$1.34
Fiscal Year Ended 2/28/03	$1.56	$1.60	$1.49	$1.53
Fiscal Year Ended 2/28/02	$1.57	$1.61	$1.51	$1.60
Fiscal Year Ended 2/28/01	$1.49	$1.56	$1.45	$1.53

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

Need for Additional Financing.

Alpha Gold Corp. is engaged in the business of exploring mineral properties, and press releases regarding the Company’s business, show changes in estimates and evaluations by securities analysts or other events or factors.  In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small-capitalization companies such as Alpha Gold Corp., has experienced wide fluctuations that have not necessarily been related to the operations, performances, underlying asset values, or prospects of such companies.  For these reasons, the Company’s common shares can also be expected to be subject to volatility resulting from purely market forces over which the Company will have no control.    If these exploration programs are successful, additional financing will be required to continue exploration and/or to develop the mineral properties identified and to place them into commercial production.  The exploitation of the Company’s mineral properties is, therefore, dependent upon Alpha Gold Corp.’s ability to obtain financing through the joint venturing of projects, debt financing, equity financing or other means.  Failure to obtain such financing may result in delay or indefinite postponement of work on the Company’s mineral properties, as well as the possible loss of such properties.

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

The Company has 100,000,000 common shares, with no par value, authorized.  At

February 28, 2005, the end of the Company's most recent year, there were 24,451,684 common shares issued and outstanding.

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

Financings

The Company has financed its operations through funds raised from public/private placements of common shares, shares issued for property, shares issued in debt settlements, and shares issued upon exercise of stock options and share purchase warrants.

____________________________________________________________________________________________________________________________________________________________

Fiscal Year	Nature of Share Issuance	Number of Shares	Capital Raised

2004	Private Placement (1)	1,500,000	$525,000
	Exercise of Stock Options	175,000	$57,750
	Exercise of Share Purchase Warrants (2)	685,714	$315,429
	Exercise of Share Purchase Warrants (3)	250,000	$125,000
	Exercise of Share Purchase Warrants (3)	100,000	$50,000
	Exercise of Share Purchase Warrants (4)	50,000	$21,500
	Private Placement (5)	999,999	$599,999
2005	Private Placement (6)	575,000	$230,000
	Exercise of share purchase warrants (7)	78,100	$39,050
	Exercise of share purchase warrants (8)	396,400	$170,452

(1)

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

(6)

This private placement consisted of the sale of 575,000 units at a price of $0.40 per unit. Each unit consisted of one flow-through share and one non-flow through share purchase warrant. Each share purchase warrant entitled the holder to purchase one additional non-flow-through common share at a price of $0.46 until July 15, 2006.

(7)

These share purchase warrants were related to the financing described in (4) above.

(8)

These share purchase warrants were related to the financing described in (1) above.

______________________________________________________________________________

______________________________________________________________________________

Capital Expenditures

2004:

During the Fiscal Year ended February 29, 2004, the Company spent $956,652 on exploration work on its Lust Dust Property. The Company also spent an additional $5,300 on plant, property and equipment. The plant, property and equipment consisted of miscellaneous office equipment.

2005: During the Fiscal Year ended February 28, 2005, the Company spent $661,264 on exploration work on its Lust Dust Property.  The Company also spent an additional $82,743 on plant, property and equipment. The plant, property and equipment consisted of two new vehicles.

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

Plan Of Operations

Source of Funds for the Fiscal Year ended February 29, 2005

The Company’s primary source of funds since incorporation has been through the issuance of common shares and Special Warrants.  Currently the Company does not have operating revenues, and the Company does not anticipate generating any operating revenue until the Lustdust project begins production.  For the Fiscal Year ended February 20, 2005, the Company raised $439,502 from the issue of 1,049,500 common shares.

The Company had a working capital balance of $1,777,087 at 2/28/2005 and $2,225,344 at 2/29/2004.  The Company had $1,689,237 in cash and cash equivalents at 2/28/2005 and $1,934,547 at 2/29/2004.

Use of Funds for the Fiscal Year ended February 28, 2006

During the Fiscal Year ending February 28, 2006, the Company estimates that it might expend $900,000 on exploration work and general administrative expenses.

Anticipated Changes to Facilities/Employees

The Company will continue to focus its efforts on the exploration of the Lustdust property.  The Company has no plans to add any additional personnel.  Management anticipates that any property exploration efforts will be carried out by outside contractors.

United States vs. Foreign Sales/Assets

The Company generated no sales revenue during the last three years.

At 2/28/2005, 2/29/2004 and 2/28/2003: $6,900,048, $6,623,199 and $5,730,921, of the assets were located in Canada, primarily in the Lustdust property.

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

2003 CANYON SKARN DIAMOND DRILL ASSAYS

DDH	From/To	Length	Gold	Silver	Lead	Zinc	Copper
	(meters)	(meters)	(grams/ton)	(grams/ton)	(percent)	(percent)	(percent)

The 2004 drilling program occurred between March 1, 2004 and February 28, 2005. During this time the Company completed a 21 hole, 6,010 meter diamond drilling, and soil geochemistry program.

Highlights of the this program include:

1.

The Canyon Creek Skarn Zone was extended approximately 400 meters to the north.  This extension consists of prograde and retrograde exoskarn with high pyrrhotite:pyrite ratios, high pyroxene:garnet ratios, and high-grade precious metal values.

•

Drill-hole LD04-01 returned 176.0 g/t Ag and 4.02% Pb over 1.0m from 61.2-62.2 meters.

•

Drill-hole LD04-02 returned 50.7 g/t Au over 0.6m from 244.4 to 245.0 meters

•

Drill-hole LD04-08 returned 15.35 g/t Au over 1.2m from 148.6 to 149.8 meters

•

Drill-hole LD04-13 returned 12.70 g/t Au over 1.6m from 236.1 to 237.7 meters

•

Drill-hole LD04-14 returned 378 g/t Ag over 1.3m from 245.3 to 246.6 meters

2.

The Number 3 oxide zone was extended 50 meters north of drill-hole LD03-27.

•

Drill-hole LD04-18 returned 2.23 g/t Au, 14.4 g/t Ag, and 2.75% Zn over 9.1m from 115.5 to 124.6 meters.

3.

A 450 meter long, gold-arsenic soil geochemistry anomaly was identified 300 meters east of and parallel to the Canyon Creek Skarn Zone.

Drill-hole results are summarized below.

DDH ID	AZ.	DIP	FROM	TO	Width	Au	Ag	Zn	Pb	Cu
			(m)	(m)	(m)	(g/t)	(g/t)	(%)	(%)	(%)

Canyon Creek Skarn Extension
LD04-01	085°	-56°	61.2	62.2	1.0	0.31	176.0	0.87	4.02	0.11
LD04-01	085°	-56°	119.6	125.1	5.5	0.88	6.0

LD04-02	086°	-55°	171.6	175.8	4.2	0.26	8.8	0.10		0.16
LD04-02	086°	-55°	244.4	245.0	0.6	50.70	3.7
LD04-02	086°	-55°	255.5	256.3	0.8	0.72	3.0			0.12

LD04-08	076°	-55°	148.6	149.8	1.2	15.35				0.08
LD04-08	076°	-55°	195.3	197.5	2.2	0.61				0.17

LD04-09	086°	-55°	151.2	158.7	7.5	1.07
LD04-09	086°	-55°	214.8	216.1	1.3	1.54	80.3
LD04-09	086°	-55°	244.7	246.1	1.4	3.38	15.0
LD04-09	086°	-55°	262.1	263.5	1.4	1.17	5.4

LD04-10	080°	-55°	29.6	35.7	6.1	0.58	9.9

LD04-11	090°	-55°	43.4	44.0	0.6	2.12	17.8	1.29
LD04-11	090°	-55°	86.5	89.3	2.8	1.27	34.8	0.33
LD04-11	090°	-55°	96.7	99.6	2.9	0.72	23.8
LD04-11	090°	-55°	107.7	109.4	1.7	4.64	16.9	0.21		0.10
LD04-11	090°	-55°	112.7	122.8	10.1	0.82	14.7			0.11
	including		115.4	118.6	3.2	1.43	28.4			0.18

LD04-12	089°	-55°	136.2	139.3	3.1	0.60	13.1	0.19

LD04-13	087°	-70°	105.9	107.7	1.8	0.36	20.9	0.53
LD04-13	087°	-70°	236.1	237.7	1.6	12.70
LD04-13	087°	-70°	298.9	302.2	3.3	0.88

LD04-14	089°	-55°	243.7	247.9	4.2	1.08	137.1			0.24

LD04-15	092°	-55°	88.0	89.5	1.5	0.33	59.7			1.4

Canyon Creek Skarn

LD04-04	050°	-45°	109.0	110.1	1.1	0.36	15.0			0.84
LD04-04	050°	-45°	110.7	120.9	10.2	0.62	31.5			1.57
LD04-04	050°	-45°	133.6	142.3	8.7	0.21	7.5			0.45
LD04-04	050°	-45°	156.6	158.2	1.6	0.39	8.0			0.56
LD04-04	050°	-45°	184.6	188.6	4.0	0.40	18.2			0.95
LD04-04	050°	-45°	219.9	221.6	1.7	0.53	30.5			1.71

LD04-05	053°	-65°	185.6	191.5	5.9	1.37	18.0			1.28

LD04-06	045°	-45°	76.3	77.4	1.1	0.42	7.9			0.33
LD04-06	045°	-45°	159.0	160.1	1.1	2.54				0.07
LD04-06	045°	-45°	179.9	181.2	1.3	0.39	10.2			0.47

LD04-07	045°	-65°	69.5	78.0	8.5	0.23				0.14

Number 3 Manto

LD04-18	064°	-55°	115.5	124.6	9.1	2.23	14.4	2.75

Plans for the Period from March 1, 2005 to February 28, 2006

This exploration program will consist of a minimum of 5,000 meters of NQ diamond drilling and 1,000 meters of excavator trenching. A major focus of the program will be to test a 450 meter long coincident Au-As-Ag-Cu soil geochemistry anomaly located 300 meters east of and parallel to the Canyon Creek skarn. Past experience leading to the discovery of the Canyon Creek skarn has shown that soil geochemistry is a valuable exploration tool and this is the strongest anomaly outlined to date on the Lustdust property. Total cost of the 2005 program is estimated to be Cdn.$900,000.

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

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the Fiscal Years Ended February 28, 2005, and February 29, 2004 should be read in conjunction with the financial statements of the Company and the notes thereto.

Overview

During the Fiscal Year ended February 28, 2003 the Company raised $1,342,498 through the sale of 3,360,620 shares.

During the Fiscal Year ended February 29, 2004 the Company raised $1,619,458 through the sale of 3,669,804 shares.

During the Fiscal Year ended February 28, 2005 the Company raised $439,502 through the sale of 1,049,500 shares.

During the Fiscal Year ended February 28, 2005 and for the preceding five fiscal years, Alpha Gold has been involved in the exploration for mineral deposits in British Columbia.

Results of Operations

The Fiscal Year Ended February 28, 2005 vs. the Fiscal Year Ended February 29, 2004

The loss for the fiscal year ended February 28, 2005 was ($230,372) or ($0.01) per share compared to ($165,687) or ($0.01) per share for the fiscal year February 29, 2004. The slightly higher net loss for the fiscal year ended February 28, 2005 as compared to the fiscal year ended February 29, 2004 was due primarily to an increase in expenses of $24,788, a decrease in the category of “other income” in the amount of $11,167 and a decrease in the amount of the recovery of “future income taxes in the amount of $28,730.

Regarding the expenses, the most significant increase was in the category of “stock based compensation”. For the fiscal year ended 2/28/2005 the amount was $83,000 as compared to nil for the fiscal year ended 2/29/2004.  During the fiscal year ended 2/28/2005, the Company granted 500,000 stock options. Based on the fair values for the options granted, compensation expense of $83,000 was recorded in operations for the year.

The Company also recorded a decrease for the fiscal year ended 2/28/2005 as compared to the fiscal year ended 2/29/2004 in the category of shareholder relations in the amount of $57,419. The decrease was the result of managements’ decision to curtail expenses related to stock promotion in Canada. Management made this decision based in their perceived lack of Canadian investor interest in junior resource stocks.

The Company received interest on its bank deposits in the amount of $36,685 during the Fiscal Year ended February 28, 2005 as compared to interest in the amount of $50,292, which was received during the Fiscal Year ended February 29, 2004. The lower level of interest received during the Fiscal Year ended February 28, 2005 resulted from the lower cash and term deposit balance during the Fiscal Year ended February 28, 2005.

The “future income tax recovery” was lower in the amount of ($11,167) for the Fiscal Year ended February 28, 2005 as compared to the prior Fiscal Year. This amount was lower because of lower expenditures incurred on the properties, which caused timing differences between actual taxes payable and future income taxes.

During the Fiscal Year ended February 28, 2005, expenditures of $661,264 were made on the Company’s mineral properties, which was lower than the $956,652 of expenditures made during the Fiscal Year ended February 29, 2004. These expenditures reflect a decreased amount of exploration activity at the Lustdust Property.

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

1.

An increase in consulting and management fees in the amount of $10,000;

2.

An increase in shareholder relations in the amount of $42,936; and,

3.

An increase in professional fees in the amount of $10,697.

The Company received interest on its bank deposits in the amount of $50,292 during the Fiscal Year ended February 29, 2004 as compared to interest in the amount of $39,032 which was received during the Fiscal Year ended February 28, 2003. The higher level of interest received during the Fiscal Year ended February 29, 2004 resulted from the higher cash and term deposit balance during the Fiscal Year ended February 29, 2004.

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

Liquidity and Capital Resources

The Fiscal Year Ended February 28, 2005

The working capital of the Company at February 28, 2005 was $1,777,087 as compared to $2,225,344 at February 29, 2004. The Company continued to have no long-term debt at February 28, 2005.

Cash provided in the Twelve Months Ended February 28, 2005 by Operating Activities totaled ($59,195) including the net loss of ($230,372). The two significant adjustments not affecting cash during the year were amortization in the amount of $23,895 and the “future income tax recovery” in the amount of ($22,602). The “future income tax recovery” resulted from the fact that there were additional expenditures incurred on the properties, which caused timing differences between actual taxes payable and future income taxes.

Cash Used in Twelve Months Ended February 28, 2005 Investing Activities totaled ($744,007), consisting primarily of items related to mineral properties.

Cash Provided by Twelve Months Ended February 28, 2005 Financing Activities totaled $439,502 consisting of the issuance of common stock as described earlier.

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

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP except as noted in Footnote 10 to the financial statements.  The value of the U.S. Dollar in relationship to the Canadian Dollar was 1.23 as of February 28, 2005.

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

      --- No Disclosure Necessary ---

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management

Table No. 3 lists as of February 28, 2005, the names of the Directors and Senior Management of the Company.  The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.  The Senior Management serves at the pleasure of the Board of Directors.  Senior Management are citizens and residents of Canada.  All Directors are residents and citizens of Canada, except Paul Mattinen who is a resident and citizen of the United States.

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

6.B.  Compensation

					Long-Term Compensation

	Annual Compensation				Awards	Payouts

Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation	Securities Under Options/SARs Granted	Restricted Shares or Restricted Share Units	LTIP Payouts	All Other Comp.

George Whatley, President and Director	2005	Nil	Nil	$76,800 (1)	400,000	Nil	Nil	Nil
	2004	Nil	Nil	$84,100 (2)	Nil	Nil	Nil	Nil
	2003	Nil	Nil	$74,700 (3)	400,000	Nil	Nil	Nil

Richard Whatley, CFO, Secretary and Director	2005	Nil	Nil	$59,000 (4)	300,000	Nil	Nil	Nil
	2004	Nil	Nil	$62,000 (4)	Nil	Nil	Nil	Nil
	2003	Nil	Nil	$45,000 (4)	200,000 (5)	Nil	Nil	Nil

(1)

In fiscal 2005 George Whatley received $60,000 as a fee for administration of the Company’s affairs, $12,000 as a fee to manage and supervise the drilling program and $4,800 as a car allowance.

(2)

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

6.D.  Employees

As of February 28, 2005, the Company retained, in addition to its Senior Management, one administrative person at its head office in Coquitlam, British Columbia. As required, the Company also retains geologists, engineers, geophysicists and other consultants on a per diem basis.  The Company has not experienced, and does not expect to experience, significant difficulty in attracting and retaining qualified personnel.

6.E.  Share Ownership

Table No. 4 lists, as of February 28, 2005, Directors and Senior Management who beneficially own the Company's voting securities, consisting solely of common shares, and the amount of the Company's voting securities owned by the Directors and Senior Management as a group.

Table No. 4

Shareholdings of Directors and Senior Management

Shareholdings of 5% Shareholders

______________________________________________________________________________

______________________________________________________________________________

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class#

Common	George Whatley (1)	1,659,850	7%
Common	Richard G. Whatley (2)	535,000	3%
Common	Paul R. Mattinen (3)	70,000	<1%
Common	Kenneth E. Arthurs (4)	147,000	<1%
Common	Carl Pines (5)	350,000	2%
	Total Directors/Management 5% Holders	2,761,850	12%

------------------------------------------------------------------------------

(1)

Of these shares 400,000 represent currently exercisable share purchase options.

(2)

Of these shares 300,000 represent currently exercisable share purchase options.

(3)

Of these shares 50,000 represent currently exercisable share purchase options.

(4)

Of these shares 50,000 represent currently exercisable share purchase options.

(5)

Of these shares 50,000 represent currently exercisable share purchase options.

# Based on 24,451,684 shares outstanding as of February 28, 2005.

______________________________________________________________________________

______________________________________________________________________________

Stock Options

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

Table No. 5

Stock Options Outstanding

______________________________________________________________________________

______________________________________________________________________________

Name	Number of Common Shares	Cdn$ Exer. Price	Grant Date	Expiration Date

George Whatley	400,000	$0.40	4/25/2002	4/25/2004
Richard Whatley	200,000	$0.40	4/25/2002	4/25/2004
	100,000	$0.40	1/26/2005	1/26/2010
Carl Pines	50,000	$0.40	4/25/2002	4/25/2004
Kenneth E. Arthurs	50,000	$0.40	4/25/2002	4/25/2004
Paul R. Mattinen	50,000	$0.40	4/25/2002	4/25/2004
Natalie Whatley	300,000	$0.50	6/07/2002	6/07/2005
	400,000	$0.40	1/26/2005	1/26/2010

Total Officers/Directors	850,000
Total Employees/Consultants	700,000

Total Options Outstanding	1,550,000

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

7.A.2.  Canadian Share Ownership.

On 2/28/2005, the Company’s shareholders’ list showed 24,451,684 common shares outstanding and The Company has researched the indirect holding by depository institutions and other financial institutions estimates that there are in excess of 300 the beneficial owners of its common shares.

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

7.A.4.  Change of Control of Company Arrangements.   No Disclosure Necessary

7.B.  Related Party Transactions

During the Fiscal Year ended February 28, 2005, the Company paid George Whatley, the President and a Director of the Company, $60,000 for administration of the Company’s affairs; $12,000 as a fee to manage and supervise the drilling program; and, $4,800 as a car allowance. The Company also paid Richard Whatley, the Secretary and a Director of the Company $59,000 for engineering and survey services. Natalie Whatley, the wife of the President of the Company, was also paid $8,050 for secretarial and booking services.

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

Table No. 6

TSX Venture Exchange

Common Shares Trading Activity

______________________________________________________________________________

_____________________________________________________________________________

	HIGH	LOW

Fiscal Year Ended 2/28/05	$0.62	$0.41
Fiscal Year Ended 2/29/04	$0.85	$0.43
Fiscal Year Ended 2/28/03	$0.79	$0.30
Fiscal Year Ended 2/28/02	$0.75	$0.27
Fiscal Year Ended 2/28/01	$0.71	$0.25

Quarter Ended 2/28/05	$0.51	$0.41
Quarter Ended 11/30/04	$0.57	$0.43
Quarter Ended 8/31/04	$0.57	$0.45
Quarter Ended 5/31/04	$0.62	$0.43

Quarter Ended 2/28/04	$0.66	$0.46
Quarter Ended 11/30/03	$0.73	$0.55
Quarter Ended 8/31/03	$0.68	$0.47
Quarter Ended 5/31/03	$0.55	$0.43

February 2005	$0.50	$0.41
January 2005	$0.51	$0.42
December 2004	$0.50	$0.42
November 2004	$0.54	$0.43
October 2004	$0.55	$0.45
September 2004	$0.57	$0.45

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

Stock Options

Refer to ITEM 6.E. and Table No. 5 for additional information.

Share Purchase Warrants

Table No. 7 lists, as of 2/28/2005, share purchase warrants outstanding, the date the share purchase warrants were issued, the exercise price, and the expiration date of the share purchase warrants.

Table No. 7

Share Purchase Warrants Outstanding

______________________________________________________________________________

______________________________________________________________________________

Effective Date of Issuance	Number of Share Purchase Warrants Originally Issued	Number of Share Purchase Warrants Still Outstanding	Exercise Price Year #1	Exercise Price Year #2	Expiration Date of Share Purchase Warrants

7/26/2004	575,000	575,000	$0.46	$0.46	7/15/2006

9.A.6.  Differing Rights

9.A.7.a.  Subscription Warrants/Right

9.A.7.b.  Convertible Securities/Warrants

          --- No Disclosure Necessary ---

9.C.  Stock Exchanges Identified

The common shares trade on the TSX Venture Exchange in Toronto, Ontario.

Refer to ITEM #9.A.4.

ITEM 10.  ADDITIONAL INFORMATION

10.A.  Share Capital

10.A.1.  Authorized/Issued Capital.

There are 100,000,000 common shares, without par value, authorized.  As of February 28, 2005 there were 24,451,684 common shares issued and outstanding.

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

During the fiscal year ended February 28, 2005 the Company issued the following shares:

On July 26, 2004, the Company announced that it had closed a private placement financing which consisted of the sale of 575,000 units at a price of $0.40 per unit. Each unit consisted of one flow-through share and one non-flow-through share purchase warrant. Each non-flow-through share purchase warrant entitled the holder to purchase one common share at a price of $0.46 until July 15, 2006.

During the fiscal year ended February 28, 2005, the Company also issued 474,500 shares pursuant to the exercise of share purchase warrants associated with earlier private placements. The details of these issuances are disclosed in ITEM 4. INFORMATION ON THE COMPANY, FINANCINGS.

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

Audited Financial Statements

Auditor's Report, dated June 16, 2005

Comments by Auditor for U.S. Readers on Canada-U.S. Reporting Difference, dated June 16, 2005

Statements of Operations and Deficit for the years ended 2/28/2005, 2/29/2004, and 2/28/2003 and cumulative Inception to 2/28/2005

Balance Sheets at 2/28/05 and 2/29/04

Statements of Cash Flows for the years ended 2/28/2005, 2/29/2004, and 2/28/2003 and Cumulative Inception to 2/28/2005

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

Alpha Gold Corp.

Years Ended February 28, 2005 and February 29, 2004

Financial Statements

(An Exploration Stage Company)

Auditors’ Report	3

Comments by Auditor for U.S. Readers on Canada-U.S. Reporting Differences	4

Statements of Operations and Deficit	5

Balance Sheets	6

Statements of Cash Flows	7

Notes to the Financial Statements	8 – 18

Schedule of Acquisition Costs	19

Schedule of Deferred Expenditures	20

#

Auditors’ Report

To the Shareholders of

   Alpha Gold Corp.

We have audited the balance sheets of Alpha Gold Corp. as at February 28, 2005 and February 29, 2004 and the statements of operations and deficit and cash flows for each of the three years ended February 28, 2005, February 29, 2004 and February 28, 2003 and the cumulative from inception to February 28, 2005.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at February 28, 2005 and February 29, 2004 and the results of its operations and the cash flows for each of the three years ended February 28, 2005, February 29, 2004 and February 28, 2003 and the cumulative from inception to February 28, 2005. in accordance with Canadian generally accepted accounting principles.

“MacKay LLP”

Chartered Accountants

Vancouver, Canada.

June 16, 2005

#

Comments by Auditor for U.S. Readers on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the company’s ability to continue as a going concern, such as those described in note 1 to the financial statements.  Our report to the shareholders dated June 16, 2005, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor’s report when these are adequately disclosed in the financial statements.

“MacKay LLP”

Chartered Accountants

Vancouver, Canada.

June 16, 2005

Alpha Gold Corp.

(An Exploration Stage Company)

Statements of Operations and Deficit

	Cumulative,
	Inception to
	February 28,	February 28,	February 29,	February 28,
	2005	2005	2004	2003

Revenue
Sales	$ -	$ -	$ -	$ -

Expenses
Amortization	192,827	23,895	14,562	8,835
Automotive	88,779	14,494	9,262	13,486
Bad debts	14,999	-	-	-
Consulting and management fees	409,263	60,000	60,000	50,000
Financial relations	59,000	-	-	-
Loss (gain) on disposal of property, plant and equipment	(22,087)	2,327	-	(4,705)
Gain on disposal of exploration property	(7,400)	-	-	-
Insurance	28,070	4,190	2,185	1,805
Office, printing and miscellaneous	301,502	13,488	19,173	20,645
Professional fees	615,623	51,779	70,245	59,548
Property investigation	25,052	-	-	-
Regulatory and transfer fees	134,432	12,391	13,350	12,269
Rent	78,930	6,000	6,000	6,000
Shareholder relations	113,913	4,105	61,524	18,588
Stock based compensation (note 6)	83,000	83,000
Repairs and maintenance	13,291	-	-	-
Telephone	10,506	3,611	-	-
Travel and promotion	104,882	8,772	7,503	6,249
Wages	12,864	-	-	-
Write-off of cost of and expenditures on exploration properties abandoned	809,960	-	-	-
Write-down of fixed assets	46,527	-	-	-
	3,113,933	288,592	263,804	192,720
Net loss before other items and income taxes	(3,113,933)	(288,592)	(263,804)	(192,720)

Other income
Insurance proceeds	12,898	-	-	-
Interest	395,045	36,685	50,292	39,032
Gain on disposal of marketable securities	60,093	-	-	-
Other expenses
Interest, bank charges and foreign exchange	(20,426)	(1,067)	3,507	(515)
Loss on realization of demand debenture	(14,487)	-	-	-
Write-down of marketable securities	(19,999)	-	-	-
	413,124	35,618	46,785	38,517

Future income taxes (recovery)	78,085	(22,602)	(51,332)	(23,981)

Net loss for the period	$ (2,778,894)	(230,372)	(165,687)	(130,222)

Deficit – beginning of period, as restated	-	(2,548,522)	(2,382,835)	(2,252,613)

Deficit – end of period, as restated	$ (2,778,894)	$ (2,778,894)	$(2,548,522)	$(2,382,835)

Alpha Gold Corp.

(An Exploration Stage Company)

Balance Sheets

February 28,	2004	2004

Assets

Current
Cash and term deposits	$ 1,689,237	$1,934,547
Accounts receivable	14,789	11,266
Taxes receivable	75,746	274,949
Prepaid expense	11,654	11,600

	1,791,426	2,232,362

Investment in exploration properties (note 3)	550,114	550,114

Expenditures on exploration properties (note 3 and Schedule)	4,464,572	3,803,308

Equipment (note 4)	93,936	37,415

	$ 6,900,048	$6,623,199

Liabilities

Current
Accounts payable and accrued liabilities	$ 14,339	$ 7,018

Future income tax liability (note 7)	952,639	875,477

	966,978	882,495

Shareholder’s Equity

Share Capital (note 5)	8,628,964	8,289,226

Contributed surplus (note 6)	83,000

Deficit	(2,778,894)	(2,548,522)

	5,933,070	5,740,704

	$ 6,900,046	$6,623,199

Approved by the Directors:

“George Whatley”	Director

“Richard Whatley”	Director
Alpha Gold Corp. (An Exploration Stage Company)
Statements of Cash Flows
Cumulative
Inception to
February 28,	February 28,	February 29,	February 28,
2005	2005	2004	2003

Cash provided by (used in):
Operating activities
Net loss for the period	$ (2,778,894)	$ (230,372)	$ (165,687)	$ (130,222)
Items not affecting cash:
Amortization	192,827	23,895	14,562	8,835
Future income taxes (recovery)	78,085	(22,602)	(51,332)	(23,981)
Loss (gain) on disposal of equipment	(22,087)	2,327	-	(4,705)
Gain on sale of exploration property	(7,400)	-	-	-
Gain on disposal of marketable securities	(60,093)	-	-	-
Loss on realization of demand debenture	14,487	-	-	-
Stock based compensation	83,000	83,000	-	-
Write-off of cost of and expenditures on exploration properties abandoned	809,960	-	-	-
Write down of equipment	46,527	-	-	-
Write down of marketable securities	19,999	-	-	-

	(1,623,589)	(143,752)	(202,457)	(150,073)

Changes in non-cash working capital (note 9)	(130,755)	202,947	(144,416)	(20,714)

	(1,754,344)	59,195	(346,873)	(170,787)

Investing activities
Investment in and expenditures on exploration properties	(5,816,578)	(661,264)	(956,652)	(634,241)
Proceeds on disposal of exploration property	20,000	-	-	-
Proceeds on disposal of marketable securities	60,094	-	-	-
Purchase of equipment, net of disposal	(311,203)	(82,743)	(5,300)	(20,433)
Demand debenture	(12,250)	-	-	-

	(6,059,937)	(744,007)	(961,952)	(654,674)

Financing activities
Proceeds on issuance of shares, net of issue costs	9,503,518	439,502	1,619,458	1,342,498
Proceeds on shares allotted but not issued	-	-	(506,135)	506,135

	9,503,518	439,502	1,113,323	1,848,633

Increase (decrease) in cash for the period	1,689,237	(245,310)	(195,502)	1,023,172

Cash and term deposits – beginning of the period	-	1,934,547	2,130,049	1,106,877

Cash and term deposits – end of the period	$ 1,689,237	$ 1,689,237	$ 1,934,547	$ 2,130,049

Alpha Gold Corp.

(An Exploration Stage Company)

Notes to the Financial Statements

1.	Nature of Operations

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

a)

Basis of Presentation

The financial statements of the Company are prepared in accordance with Canadian generally accepted accounting principles.  As described in note 10, these principles differ in certain material respects from United States generally accepted accounting principles.

	b)	Translation of Foreign Currency Amounts recorded in foreign currency have been translated into Canadian dollars as follows:
(i) Accounts included in the statement of operations and deficit are translated at average rates of exchange prevailing during the period; and,
(ii)

Accounts included in the balance sheet are translated at rates of exchange at period end; except that, equipment and investment in and expenditures on exploration properties are translated at rates prevailing at last acquisition dates or at the rate prevailing at last write-down to fair market value.

All gains and losses arising from the translation of foreign currency are included in net income.

c)

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

2.	Significant Accounting Policies (continued)

	c)	Deferred Expenditures (continued)

All deferred expenditures are reviewed by management, on a property by property basis, to consider whether there are any conditions that may indicate an impairment in value. When the carrying value exceeds the net recoverable amount as estimated by management, or the Company’s ability to sell the property for an amount exceeding the deferred costs, provision is made for the impairment in value. Recorded costs are not intended to reflect present or future values of the properties.

The Company has adopted the CICA’s new Handbook Section 3110 “asset retirement obligations” which establishes standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs. The standards apply to legal obligations associated with the retirement of long-lived tangible assets that arise from the acquisition, construction, development or normal operation of such assets. The standards require that a liability for an asset retirement obligation be recognized in the period in which it is incurred and when a reasonable estimate of the fair value of the liability can be made.  Furthermore, a corresponding asset retirement cost should be recognized by increasing the carrying amount of the related long-lived asset.  The asset retirement cost is subsequently allocated in a rational and systematic method over the underlying asset’s useful life.  The initial fair value of the liability is accreted, by charges to operations, to its estimated nominal future value. As of February 28, 2005 and 2004 no amount has been accrued.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title.  Property may be subject to unregistered prior agreements or inadvertent non-compliance with regulatory requirements.

	d)	Environmental Protection And Rehabilitation Costs

Expense related to environmental protection and rehabilitation costs are accrued and charged to income when their likelihood of occurrence is established. This includes future removal and site restoration costs as required due to environmental law and contracts. As of February 28, 2005 and 2004 no amount has been accrued.

	e)	Equipment

Equipment is recorded at cost and amortization is calculated on a declining balance basis at the following annual rates:

		Computer hardware	- 30%
		Furniture and fixtures	- 20%
		Trucks	- 30%

	f)	Loss Per Share

Loss per share computations are based on the weighted average number of common shares outstanding during the year. Fully diluted loss per share has not been calculated since the exercise of outstanding options and warrants is anti-dilutive.

2.	Significant Accounting Policies (continued)

	g)	Flow-Through Shares

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

	h)	Financial Instruments

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

i)	Income Taxes

The company follows the liability method of accounting for income taxes. Under this policy, future income tax assets and liabilities are determined based on the differences between the tax basis of assets and liabilities and those reported in the financial statements. The future tax assets or liabilities are calculated using the tax rates for the periods in which the temporary differences are expected to reverse. The effect on future income tax assets and liabilities as a result of a change in tax rates is included in operations in the period in which the change is enacted or substantially assured. The amount of future tax assets recognized is limited to the amount of the benefit that is more likely than not to be realized.

j )	Stock Based Compensation

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

Stock-based compensation granted to non-employees was recorded at the fair value as determined using the Black-Scholes option valuation model.

In the prior year the Company adopted, on a prospective basis, the fair value method of accounting for all stock-based compensation.

3.	Exploration Properties
			2005	2004

	Acquisition costs (Schedule)		$ 550,114	$ 550,114
	Deferred expenditures (Schedule)		4,464,572	3,803,308

			$ 5,014,686	$ 4,353,422

	(a)	Lust Dust Claims

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

	(b)

Goldbanks

On October 30, 1995, the Company entered into an agreement to acquire a 100% interest in certain mineral claims situated in Pershing County, Nevada, U.S.A.  The Company had previously entered into an option agreement to acquire the mineral claims in the 1995 fiscal year.  The company and the vendor agreed to terminate the option agreement dated April 30, 1994.  Payment under the option agreement totaled $26,400 U.S. and was applied to the purchase.

In addition to the above payments, the Agreement calls for the issuance to the vendor of 100,000 shares of Alpha Gold Corp.  As at February 28, 2005, regulatory approval had been received but the shares had not yet been issued.

4.	Equipment
			Accumulated	Net Book Value
		Cost	Amortization	2005	2004

	Computer equipment	$ 5,300	$ 2,147	$ 3,153	$ 4,505
	Furniture & fixtures	16,361	14,849	1,512	1,890
	Trucks	105,025	15,754	89,271	31,020

		$ 126,686	$ 32,750	$ 93,936	$ 37,415

5.	Share Capital

	a)				Authorized

	100,000,000 common shares without par value

	b)	Issued
			2005		2004
			Number		Number
			of Shares	Amount	of Shares	Amount

	Balance - at the b eginning, as restated		23,402,184	$ 8,289,226	19,732,380	$ 6,989,057

	Issued during the year
	- for cash @ $0.40 (see
	i) below)		575,000	230,000	-	-
	- for cash @ $0.50 (see
	ii) below)		78,100	39,050	-	-
	- for cash @ $0.43 (see iii) below)		396,400	170,452	-	-
	- for cash @ $0.35 (see
	iv) below)		-	-	1,500,000	525,000
	- for cash @ $0.33 (see
	v) below)		-	-	175,000	57,750
	- for cash @ $0.46 (see
	vi) below)		-	-	685,714	315,429
	- for cash @ $0.50 (see vii) below)		-	-	250,000	125,000
	- for cash @ $0.50 (see
	viii) below)		-	-	100,000	50,000
	- for cash @ $0.43 (see ix) below)		-	-	50,000	21,500
	- for cash @ $0.66 (see x) below)		-	-	909,090	599,999
	Share issue costs		-	-	-	(75,220)
	Income tax benefits renounced on flow through shares issued		-	(99,764)	-	(319,289)

	Balance – at end of the year		24,451,684	$ 8,628,964	23,402,184	$ 8,289,226

5.	Share Capital (continued)

	c)	Share issuances

During the current year:

i)

575,000 flow-through common shares were issued at $0.40 per unit.  Each unit provided the purchasers with warrants to purchase one additional non-flow-through share at $0.46 per share expiring July 15, 2006.

		ii)	78,100 common shares were issued at $0.50 per share due to the exercise of warrants from a prior year share issue. The remainder of the warrants relating to this earlier issue have now expired.

		iii)	396,400 common shares were issued at $0.43 per share due to the exercise of warrants from a prior year share issue. The remainder of the warrants relating to this earlier issue have now expired.

In the prior year:

iv)

1,500,000 common shares were issued for $0.35 per share (of which 663,900 were “flow-through common shares”) that provided purchasers with warrants to purchase one additional common share at a price of $0.43 per share expiring February 18, 2005.

		v)	175,000 common shares were issued at $0.33 per share due to the exercise of employee stock options.

vi)

685,714 common shares were issued at $0.46 per share due to the exercise of warrants from a prior year share issue (250,000 of these shares were flow-through common shares).  The remainder of the warrants relating to this earlier issue have now expired.

		vii)	250,000 common shares were issued at $0.50 per share due to the exercise of warrants from a prior year share issue. The remainder of the warrants relating to this earlier issue have now expired.

viii)

100,000 common shares were issued at $0.50 per share due to the exercise of warrants from a prior year share issue.  The remainder of the warrants relating to this earlier issue expire on August 12, 2004.

		ix)	50,000 common shares were issued due to the exercise of warrants from a prior year share issue. The remainder of the warrants relating to this earlier issue expire on February 18, 2005.

x)

909 , 090 flow-through common shares were issued at $0.66 per share less a private placement fee of $75,220.  Each unit provided purchasers to purchase one additional non-flow-through share at $1.15 per share expiring December 19, 2004.

5.	Share Capital (continued)

	d)	Warrants outstanding

As of February 28, 2005, the following share purchase warrants were outstanding:

		Number of shares	$ per share	Expiry date
		575,000	$0.46	July 15, 2006

	e)	Options outstanding

The Company has established a share purchase option plan whereby the board of directors may, from time to time, grant options to directors, officers, employees or consultants.  The exercise price of an option is not less than the closing price on the Exchange on the last trading day preceding the grant.  Options vest on the date granted.

A summary of the Company’s options outstanding at February 29, 2005 are as follows:

		Number of shares	$ per share	Expiry date
		300,000	$ 0.50	June 5, 2005
		750,000	$ 0.40	April 25, 2009
		500,000	$ 0.40	January 26, 2010

During the year 500,000 (2004 – NIL) options were granted, there were none that were exercised or expired.

6.	Stock Based Compensation

The Company is authorized to grant options to directors, officers, employees and consultants to acquire up to 10 per cent of the issued and outstanding common stock.

For the year ended February 28, 2005, the Company granted 500,000 stock options.  The fair value of each option granted is estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions:

Dividend rate

0.00%

Strike price

$ 0.40

Risk-free interest rate

3.02%

Spot price

$ 0.50

Expected life

2 years

Fair value

$ 0.17

Expected volatility

37.29%

Based on the fair values above for the options granted, compensation expense of $83,000 was recorded in operations for the year.

7.	Income Taxes

A reconciliation of current income taxes at statutory rates with the reported taxes is as follows:

2005	2004
Loss for the year before income taxes	$ 252,974	$ 217,019

Income tax recovery at statutory rates	$ (46,934)	$ (77,302)
Non-deductible items	30,854	5,721
Unrecognized benefit of non-capital losses	16,080	71,581
Total current income taxes	$ -	$ -
Total future income taxes (recovery)	$ (22,602)	$ (51,332)

The significant components of the Company's future income tax assets and liabilities are as follows:

2005	2004
Future income tax assets:
Non-capital loss carryforwards	$ 329,559	$ 302,887
Property, plant and equipment	46,407	27,256
Share issue costs	26,793	26,793
Capital losses	4,363	4,363
Valuation allowance	(329,559)	(302,887)
77,563	58,412
Future income tax liabilities:
Mineral properties	(1,030,202)	(933,889)
Net future income tax assets (liabilities)	$ (952,639)	$ (875,477)

The Company has available non-capital losses of $868,071 Cumulative Canadian Exploration Expenses of $521,417, Cumulative Canadian Development Expenses of $657,236 and Cumulative Foreign Exploration and Development Expenses of $938,424 which may be carried forward to reduce taxable income in future years.  The potential future income tax benefit arising from the non-capital losses only is not reflected in these financial statements. The non-capital losses expire as follows:

2006	$ 89,273
2007	104,349
2008	109,248
2009	121,751
2010	150,073
2011	149,625
2015	143,752

$ 868,071

The Company has recorded a valuation allowance against its future income tax asset because it believes it is not more likely than not that sufficient taxable income will be realized during the carry-forward period to utilize the future tax asset.

8.	Related Party Transactions

During the year, the Company paid fees of $119,000 (2004 - $142,500) for contract negotiation, property investigation, property acquisition, site investigation and management of field programs, $12,000 (2004 – NIL) for property investigation, site investigation for drilling, geology and planning of field operations, $8,050 (2004 - $6,850) for secretarial and bookkeeping services, $6,000 (2004 - $6,000) for office rental, and $4,800 (2004 - $3,600) for car rental to a company controlled by a director or to a director of the Company.

These transactions are in the normal course of operations and have been valued in these financial statements at the exchange amount which is the amount of consideration established and agreed to by the related parties.

9.	Supplemental Cash Flow Information
2005	2004	2003
Accounts receivable	$ (3,523)	$ (2,767)	$ (5,239)
Taxes receivable	199,203	(137,363)	(15,327)
Accounts payable and accrued liabilities	7,321	(260)	163
Prepaid expense	(54)	(4,026)	(311)
$ 202,947	$ (144,416)	$ (20,714)

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

	b)	Due to the write off of exploration and general and administrative costs, the future income liability for US GAAP is nil.

	c)	Had the Company followed U.S. GAAP, certain items on the statements of income and deficit would have been reported as follows:

			Cumulative, inception to February 28, 2005	2005	2004	2003

		Loss per Canadian GAAP	$ (2,778,894)	$ (230,372)	$ (165,687)	$ (130,222)
		Effect of the write-off exploration costs for the year	(5,014,686)	(661,264)	(956,652)	(634,241)
		Effect of future income taxes	952,639	77,162	267,957	149,071

		Loss per U.S. GAAP	$ (6,840,941)	$ (814,474)	$ (854,382)	$ (615,392)

		Basic loss per share under U.S. GAAP		$ (0.03)	$ (0.04)	$ (0.03)

d)

The statements of comprehensive loss provide a measure of all changes in equity of the Company that result from transactions other than those with the shareholders and other economic events that occur during the period. There are no other material differences between Canadian GAAP and United States GAAP other than those presented above with respect to the statements of comprehensive loss.

e)	The Company accounts for its share options under Canadian GAAP, which in the Company’s circumstances is not different from the amounts that would be determined under provisions of U.S. GAAP.

10.	Generally Accepted Accounting Principles in Canada and the United States (continued)
	f)	The effects of the differences in accounting under Canadian GAAP and U.S. GAAP on the balance sheets and statements of cash flows are as follows:
		Balance sheets	2005	2004
			Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP

		Current assets	$ 1,791,426	$ 1,791,426	$ 2,232,362	$ 2,232,362
		Exploration properties and deferred costs	5,014,686	-	4,353,422	-
		Equipment	93,936	93,936	37,415	37,415

			$ 6,900,048	$ 1,885,362	$ 6,623,199	$ 2,269,777

		Current liabilities	$ 14,339	$ 14,339	$ 7,018	$ 7,018
		Future income tax liability	952,639	-	875,477	-
		Share capital	8,628,964	8,628,964	8,289,226	8,289,226
		Contributed surplus	83,000	83,000	-	-
		Deficit	(2,778,894)	(6,840,941)	(2,548,522)	(6,026,467)

			$ 6,900,048	$ 1,885,362	$ 6,623,199	$ 2,269,777

	g)	Reconciliation of statements of cash flows
				2005
				Operations	Investing	Financing
		Cash provided by (used) per Canadian
		GAAP		$ 59,195	$ (744,007)	$ 439,502
		Effect of the write-off of exploration and
		G&A project costs		(661,264)	661,264	-
		Cash generated (used) per U.S. GAAP		$ (602,069)	$ (82,743)	$ 439,502

				2004
				Operations	Investing	Financing
		Cash provided by (used) per Canadian
		GAAP		$ (346,873)	$ (961,952)	$ 1,113,323
		Effect of the write-off of exploration and
		G&A project costs		(956,652)	956,652	-
		Cash generated (used) per U.S. GAAP		$ (1,303,525)	$ (5,300)	$ 1,113,323

				2003
				Operations	Investing	Financing
		Cash provided by (used) per Canadian
		GAAP		$ (170,787)	$ (654,674)	$ 1,848,633
		Effect of the write-off of exploration and
		G&A project costs		(634,241)	634,241	-
		Cash generated (used) per U.S. GAAP		$ (805,028)	$ (20,433)	$ 1,848,633

			Total
	Lustdust	Goldbanks	2005	2004

Balance, beginning of year	$ 513,682	$ 36,432	$ 550,114	$ 376,114

Acquisition costs for the year	-	-	-	174,000

Balance, end of year	$ 513,682	$ 36,432	$ 550,114	$ 550,114

			Total
	Lust Dust Claims	Goldbanks Claims	2005	2004

Exploration
Assaying	$ 20,368	$ -	$ 20,368	$ 29,372
Camp expenses	22,216	-	22,216	19,338
Drilling	490,296	-	490,296	549,463
Filing fees & claim assessment	690	5,248	5,938	10,955
Fuel	2,314	-	2,314	2,852
Geological/geochemical
work and reports	160,443	-	160,443	227,329
On-site management	12,000	-	12,000	20,500
Roadwork/Reclamation	6,708	-	6,708	43,087
Travel	16,727	-	16,727	17,119

	731,762	5,248	737,010	920,015
BC Mining Tax Credit	(75,746)	-	(75,746)	(137,363)

Expenses for the year	656,016	5,248	661,264	782,652

Balance – Beginning of the year	3,521,352	281,956	3,803,308	3,020,656

Balance – end of the year	$ 4,177,368	$ 287,204	$ 4,464,572	$ 3,803,308

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alpha Gold Corp.

Registrant

Dated: August 12, 2005	Signed: /s/ George Whatley
George Whatley
President and Director

#