Form 20-F
period 2006-02-28
ALPHA GOLD CORP
filed 2006-08-28
CIK 1157807

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

[  ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 28, 2006

OR

[  ]

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to __________

OR

[  ]

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ………………………………

Alpha Gold Corporation

(Exact name of Registrant as specified in its charter)

__________ British Columbia, Canada_____________

(Jurisdiction of incorporation or organization)

410 Donald Street, Coquitlam, British Columbia,V3K 3Z8

(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Company’s classes of capital or common stock as of the close of the period covered by the annual report.                                           25,408,944

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ___     No   xxx

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.            Yes XXX   No ___

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer   Accelerated filer   Non-accelerated filer  xxx

Indicate by check mark which financial statement item the registrant has elected to follow: Item 17 xxx   Item 18 ___

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes    No XXX N/A  ___

Index to Exhibits on Page 48

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

FORWARD-LOOKING STATEMENTS

Certain statements in this document constitute “forward-looking statements”. Some, but not all, forward-looking statements can be identified by the use of words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” and “intend,” statements that an action or event “may,” “might,” “could,” or “should” be taken or occur, or other similar expressions. Although the Company has attempted to identify important factors that could cause actual results to differ materially from expected results, such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Registrant, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any, risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officer, directors or promoters of the Registrant with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the Registrant’s common share price and volume; and tax consequences to U.S. Shareholders. We are obligated to keep our information current and revise any forward-looking statements because of new information, future events or otherwise.

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

Not Applicable

ITEM 3.  KEY INFORMATION.

3.A.1.  Selected Financial Data

3.A.2.  Selected Financial Data

The selected financial data of the Company for the Fiscal Year ended February 28, 2006, February 28, 2005 and February 29, 2004 were derived from the financial statements of the Company that have been audited by MacKay LLP, independent chartered accountants, as indicated in their audit report, which are included elsewhere in this annual report. The selected financial data for the Company for the Fiscal Years ended February 28, 2003 were derived from the financial statements of the Company that have been audited by Bailey & Associates, independent Chartered Accountants; these financial statements are not included herein.  The selected financial data of the Company for the Fiscal Years ended February 28, 2002 and February 28, 200 1 were derived from the financial statements of the Company that were audited by Bailey & Associates, independent Chartered Accountants; these financial statements are not included herein.

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

Table No. 1

Selected Financial Data

(CDN$ in 000, except per share data)

	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	2/28/06	2/28/05	2/29/04	2/28/03	2/28/02

Revenue	Nil	Nil	Nil	Nil	Nil
Net Income (Loss)	($416)	($230)	($166)	($130)	($134)
Earnings (Loss) Per Share	($0.02)	($0.01)	($0.01)	($0.01)	($0.01)

Net Income (Loss) US GAAP	($858)	($869)	($1,071)	($615)	($753)
EPS (Loss) US GAAP	($0.03)	($0.04)	($0.05)	($0.03)	($0.05)
Wtg. Avg. No. Shares US GAAP	25,010	23,818	22,249	18,147	16,217

Dividends Per Share	0	0	0	0	0
Dividends Per Share (US GAAP)	0	0	0	0	0
Wtg. Avg. No.S hares Cdn GAAP	25,010	23,818	22,249	18,147	16,217

Working Capital	$1,426	$1,777	$2,225	$2,276	$1,232
Mineral Properties (Cdn GAAP)	$5,319	$5,015	$4,353	$2,397	$2,762
Mineral Properties (US GAAP)	$0	$0	$0	$0	$0
Long Term Debt	$0	$0	$0	$0	$0
Long Term Debt (US GAAP)	$0	$0	$0	$0	$0
Shareholder’s Equity (Cdn GAAP)	$5998	$5,933	$5,741	$5,112	$4,025
Shareholder’s Equity (US GAAP)	$1,493	$1,871	$2,263	$2,323	$1,263
Total Assets	$6,824	$6,900	$6,623	$5,731	$4,036
Total Assets (US GAAP)	$1,505	$1,885	$2,270	$2,334	$1,274

______________________________________________________________________________

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

Table No. 2

U.S. Dollar/Canadian Dollar

_____________________________________________________________________________

_____________________________________________________________________________

	Average	High	Low	Close

Fiscal Year Ended 2/28/06	$1.19	$1.27	$1.14	$1.14
Fiscal Year Ended 2/28/05	$1.29	$1.39	$1.18	$1.23
Fiscal Year Ended 2/29/04	$1.37	$1.49	$1.27	$1.34
Fiscal Year Ended 2/28/03	$1.56	$1.60	$1.49	$1.53
Fiscal Year Ended 2/28/02	$1.57	$1.61	$1.51	$1.60

_____________________________________________________________________________

_____________________________________________________________________________

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

Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934, as amended, impose sales practice and disclosure requirements on NASD broker-dealers who make a market in "a penny stock".  A penny stock generally includes any non-NASDAQ equity security that has a market price of less than US$5.00 per share.  Our shares are quoted on the TSX Venture Exchange, and the price of our common shares ranged from CDN$0.28 (low) to CDN$0.52 (high) during the period from 2/28/2005 to 2/28/2006.  The closing price of our shares on 7/31/2006 was CDN$0.47.  The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of our shares in the secondary market.

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

  E-Mail: alpha-gold@shaw.ca

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

The Company has 100,000,000 common shares, with no par value, authorized. At February 28, 2006, the end of the Company's most recent year, there were 45,408,944 common shares issued and outstanding.

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

Fiscal Year	Nature of Share Issuance	Number of Shares	Capital Raised

2004	Private Placement (1)	1,500,000	$525,000
	Exercise of Stock Options	175,000	$57,750
	Exercise of Share Purchase Warrants (2)	685,714	$315,429
	Exercise of Share Purchase Warrants (3)	250,000	$125,000
	Exercise of Share Purchase Warrants (3)	100,000	$50,000
	Exercise of Share Purchase Warrants (4)	50,000	$21,500
	Private Placement (5)	999,999	$599,999
2005	Private Placement (6)	575,000	$230,000
	Exercise of share purchase warrants (7)	78,100	$39,050
	Exercise of share purchase warrants (8)	396,400	$170,452
2006	Private Placement (9)	957,260	$478,630

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

(9)

This private placement consisted of the sale of 957,260 units.  A total of 285,000 of the Units were flow-through units. The warrants comprised in the Units and flow-through Units are exercisable to purchase an additional non-flow-through common share at a price of $0.50 until July 25, 2007.  All shares issued, including any shares issued on exercise of the warrants, bore a legend restricting transfer until November 26, 2005.  Alpha paid a 7% cash commission on 210,000 Units and issued 14,700 broker warrants to Canaccord Capital Corporation.  Each broker warrant is exercisable to purchase a common share of Alpha at a price of $0.50 until July 25, 2007.

_____________________________________________________________________________

_____________________________________________________________________________

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

2006: During the Fiscal Year ended February 28, 2005; the Company spent $720,510 on exploration work on its Lust Dust Property. (These expenses are all disclosed in the Schedule of Deferred Expenditures, which are a part of the audited financial statements for the Fiscal Year ended February 28, 2006 and included with this document. The Company also spent an additional $1,988 on computer equipment.

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

Plan Of Operations

Source of Funds for the Fiscal Year ended February 29, 2006

The Company’s primary source of funds since incorporation has been through the issuance of common shares and Special Warrants.  Currently the Company does not have operating revenues, and the Company does not anticipate generating any operating revenue until the Lustdust project begins production.  For the Fiscal Year ended February 28, 2006, the Company raised $478,630 from the issuance of 957,260 common shares.

The Company had a working capital balance of $1,425,879 at 2/28/2006 and $1,777,087 at 2/29/2005.  The Company had $1,257,178 in cash and cash equivalents at 2/28/2006 and $1,689,237 at 2/29/2005.

Use of Funds for the Fiscal Year ended February 28, 2007

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

At 2/28/2006, 2/28/2005 and 2/29/2004: $6,823,815, $6,900,048 and $6,623,199, of the assets were located in Canada, primarily in the Lustdust property.

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

4.D.  Property, Plant and Equipment

The Company’s executive offices are located 410 Donald Street, Coquitlam, British Columbia, Canada V3K 3Z8.

Lustdust Property

The Lustdust Property does not represent a producing property and the Company’s current operations are an exploratory search for mineable deposits of minerals.

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

On June 9, 2006 Alpha Gold mobilized a diamond drill rig to test 3 areas of anomalous soil geochemistry on its 100%-owned Lustdust Property in central British Columbia. The planned diamond-drilling program of 5,000 meters in 24 holes will last approximately 6 to 8 weeks and will be followed by a reverse-circulation drilling program designed to test the potential for sediment-hosted gold mineralization elsewhere on the property.

There are several untested exploration targets on the property. The area immediately northwest of the Stock has a high potential for additional gold-copper-silver skarn mineralization. The areas north and east of Number 3 have good potential for new CRD gold-zinc discovery. An area further east of Number 3 is underlain by carbonate rocks and has produced weak gold-antimony soil anomalies making it a prime target for disseminated Carlin type deposits. Additional drilling on the CRD gold-zinc targets is also planned for 2006.

The Company believes that there are no major obstacles that it will have to overcome to continue its exploration program on this property.

Plans for the Period from June 15, 2006 to February 28, 2007

The Company began its 2006 exploration program in mid June. Several new targets are being drilled and assayed for gold, silver, copper and zinc. This work is expected to last until mid October and the budgeted cost is approximately one million dollars. Management plans to diamond drill 5,000 metres in 24 drill holes. It is expected that this work will take two months. Upon completion of the diamond drilling, management intends to continue with reverse circulation drilling to test the potential for sediment-hosted gold mineralization elsewhere on the Lust Dust Property.

Goldbanks Property

During the fiscal year ended February 28, 2006, Alpha Gold abandoned its interest in this property and wrote off all expenditures to operations. Alpha Gold wrote off this property because management decided to concentrate all of the Company’s efforts and capital on the Lust Dust Property.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the Fiscal Years Ended February 28, 2006, and February 28, 2005 should be read in conjunction with the financial statements of the Company and the notes thereto.

Overview

During the Fiscal Year ended February 28, 2003 the Company raised $1,342,498 through the sale of 3,360,620 shares.

During the Fiscal Year ended February 29, 2004 the Company raised $1,619,458 through the sale of 3,669,804 shares.

During the Fiscal Year ended February 28, 2005 the Company raised $439,502 through the sale of 1,049,500 shares.

During the Fiscal Year ended February 28, 2006 the Company raised $478,630 through the sale of 957,260 shares.

During the Fiscal Year ended February 28, 2006 and for the preceding five fiscal years, Alpha Gold has been involved in the exploration for mineral deposits in British Columbia.

Results of Operations

The Fiscal Year Ended February 28, 2006 vs. the Fiscal Year Ended February 28, 2005

The loss for the fiscal year ended February 28, 2006 was ($415,746) or ($0.02) per share compared to ($230,372) or ($0.01) per share for the fiscal year February 29, 2005. The higher net loss for the fiscal year ended February 28, 2006 as compared to the fiscal year ended February 29, 2005 was due primarily to the fact that Alpha Gold wrote off its Goldbanks Property, in the amount of $323,636, during Fiscal 2006. As disclosed earlier, management decided to abandon this property because of the decision to concentrate all of the Company’s efforts and capital on its Lustdust Property.

Regarding the expenses, the most significant increase was in the category of “Write-off of cost of and expenditures on exploration properties abandoned” as disclosed above. A significant decrease also occurred during the fiscal period in the category of “stock based compensation”. For the fiscal year ended 2/28/2006 the amount was $9,300 as compared to $83,000 for the fiscal year ended 2/28/2005.  During the fiscal year ended 2/28/2006, the Company granted 100,000 stock options. Based on the fair values for the options granted, compensation expense of $9,300 was recorded in operations for the year.

Expenses during Fiscal 2006 increased to $587,325, as compared to $288,592 during Fiscal 2005. However, when the write-off of the Goldbanks property is factored out overall expenses were about the same.

Exploration costs decreased during Fiscal 2006 to $627,978 compared to $661,264 during Fiscal 2005. Exploration expenditures during Fiscal 2006 were: assaying: $31,645; camp expenses: $22,739; drilling: $496,140; filing fees & claim assessment: $5,006; fuel: $242; geological/geochemical work and reports: $125,682; on-site management: $9,000; roadwork/reclamation $18,714; and, travel expenses of $11,342.

During the year, the company abandoned its interest in the Goldbanks property and wrote off all expenditures totaling $323,636 to operations.

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

Liquidity and Capital Resources

The Fiscal Year Ended February 28, 2006

The working capital of the Company at February 28, 2006 was $1,425,879 as compared to $1,777,087 at February 29, 2005. The Company continued to have no long-term debt at February 28, 2006.

Cash provided by (used in) in the Twelve Months Ended February 28, 2006 by Operating Activities totaled ($192,521) including the net loss of ($415,746). Significant adjustments not affecting cash during the year were amortization in the amount of $28,427; “future income tax recovery” in the amount of ($138,138); stock based compensation in the amount of 49,300; and, write-off of cost of and expenditures on exploration properties abandoned in the amount of $323,636. The “future income tax recovery” resulted from the fact that there were additional expenditures incurred on the properties, which caused timing differences between actual taxes payable and future income taxes. The stock based compensation resulted from the issuance of 100,000 share purchase options. And the write-off of cost of and expenditures on exploration properties abandoned resulted from the Company abandoning the Goldbanks Property.

Cash Used in Twelve Months Ended February 28, 2006 Investing Activities totaled ($629,978), consisting primarily of items related to mineral properties.

Cash Provided by Twelve Months Ended February 28, 2006 Financing Activities totaled $471,280 consisting of the issuance of common stock as disclosed earlier.

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

US GAAP Reconciliation

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) which differ in certain respects from those principles that the Company would have followed had its financial statements been prepared in accordance with United States generally accepted accounting principles (US GAAP).

a)

US GAAP requires that exploration and general and administrative costs (G&A) related to projects be charged to expense as incurred. As such, some of the costs accounted for as deferred exploration property and exploration expenditures under Canadian GAAP would have been charged to earnings under US GAAP. Any other related costs in respect of the properties are charged to earnings under US GAAP and capitalized under Canadian GAAP.

b)

Due to the write off of exploration and general and administrative costs, the future income liability for US GAAP is nil.

c)

Had the Company followed US GAAP, certain items on the statements of income and deficit would have been reported as follows:

	Cumulative, inception to February 28, 2006	2006	2005	2004
Loss per Canadian Gaap	($3,194,640)	($415,746)	($230,372)	($165,687
Effect of the write-off exploration costs for the year	(5,642,664)	(304,342)	(661,264)	(956,652)
Effect of future income taxes	814,501	(138,138)	22,602	51,332
Loss per US GAAP	($7,699,167)	$(858,226)	($869,034)	($1,071,007)
Basic loss per share under US GAAP		($0.03)	($0.04)	($0.05)

Reconciliation of Statements of Cash Flows:

2006
	Operations	Investing	Financing
Cash provided by (used) per Canadian GAAP	$ (273,373)	$ (629,966)	$ 471,280
Effect of the write-off of exploration and G&A project costs	(627,978)	627,978	-
Cash generated (used) per US GAAP	$ (901,351)	$ (1,988)	$ 471,280

2005
	Operations	Investing	Financing
Cash provided by (used) per Canadian GAAP	$ 59,195	$ (744,007)	$ 439,502
Effect of the write-off of exploration and G&A project costs	(661,264)	661,264	-
Cash generated (used) per US GAAP	$ (602,069)	$ (82,743)	$ 439,502

2004
	Operations	Investing	Financing
Cash provided by (used) per Canadian GAAP	$ (346,873)	$ (961,952)	$ 1,113,323
Effect of the write-off of exploration and G&A project costs	(956,652)	956,652	-
Cash generated (used) per US GAAP	$ (1,303,525)	$ (5,300)	$ 1,113,323

d)

The statements of comprehensive loss provide a measure of all changes in equity of the Company that result from transactions other than those with the shareholders and other economic events that occur during the period. There are no other material differences between Canadian GAAP and United States GAAP other than those presented above with respect to the statements of comprehensive loss.

e)

The Company accounts for its share options under Canadian GAAP, which in the Company’s circumstances is not different from the amounts that would be determined under provisions of US GAAP.

f)

The effects of the differences under Canadian GAAP and US GAAP on the balance sheets and statements of cash flows are as follows:

Balance Sheets	2006	2005
	Canadian GAAP	US GAAP	Canadian GAAP	US GAAP
Current assets	$1,437,289	$1,437,289	$1,791,426	$1,791,426
Exploration properties and deferred costs	5,319,028	-	5,014,686	-
Equipment	67,498	67,498	93,936	93,936
	$6,823,815	$1,504,787	$6,900,048	$1,885,362
Current liabilities	$ 11,410	$ 11,410	$ 14,339	$ 14,339
Future income tax liability	814,501	-	952,639	-
Share capital	9,098,444	9,098,444	8,628,964	8,628,964
Contributed surplus	94,100	94,100	83,000	83,000
Deficit	(3,194,640)	(7,699,167)	(2,778,894)	(6,840,941)
	$6,823,815	$1,504,787	$6,900,048	$1,885,362

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

5.E.  Off-Balance Sheet Arrangements.

The Company has no off-balance sheet arrangements.

5.F.  Tabular disclosure of contractual obligations.

The Company has no contractual obligations.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management

Table No. 3 lists as of February 28, 2006, the names of the Directors and Senior Management of the Company.  The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.  The Senior Management serves at the pleasure of the Board of Directors.  Senior Management are citizens and residents of Canada.  All Directors are residents and citizens of Canada, except Claus te Wildt who is a resident and citizen of the United States.

Table No. 3

Directors and Senior Management

2/28/2006

_____________________________________________________________________________

_____________________________________________________________________________

Name	Position	Age	Date of First Election or Appointment

George Whatley (1) (2)	President/Director	69	11/8/1995
Richard Whatley (1) (3)	Secretary/Director	47	12/14/1989
Carl Pines (1)	Director	58	10/29/1999
Claus te Wildt (4)	Director	40	8/30/2005

-----------------------------------------------------------------------------

(1)  Member of Audit Committee.

(2)  He spends 100% of his time on the affairs of the Company.

(3)  He spends 25% of his time on the affairs of the Company.

(4)  He spends 10% of his time on the affairs of the Company.

__________________________________________________________________________________________________________________________________________________________

George Whatley has been the President of the Company since 1990. Prior to that, from 1970 to 1990, he was the owner of Gibbs Nortac Industries, a private manufacturer and supplier of fishing lures. From 1963 to 1970 he was a self-employed exploration consultant.

Richard Whatley, P.Eng is a self-employed chemical and environmental engineer. He received his Bachelor of Science degree in Chemical Engineering from the University of British Columbia and his Master of Science degree in Biomedical Engineering from the University of British Columbia.

Carl Pines is a lawyer with the law firm Pines, McIntyre & Shrieves.

Claus te Wildt is the Investment Director of Fidelity Investments Institutional Services Company, Smithfield, Rhode Island, USA, since January 2006.  Founder and former Managing Director of teMac Investments LLC, a California based investment firm from June 2004 to December 2006, former Global Head of Institutional Business, Dresdner Asset Management from 1998 to June 2004.

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

6.B.  Compensation

					Long-Term Compensation

	Annual Compensation				Awards	Payouts

Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation	Securities Under Options/SARs Granted	Restricted Shares or Restricted Share Units	LTIP Payouts	All Other Comp.

George Whatley, President and Director	2006	Nil	Nil	$69,000 (1)	Nil	Nil	Nil	Nil
	2005	Nil	Nil	$76,800 (2)	400,000	Nil	Nil	Nil
	2004	Nil	Nil	$84,100 (3)	Nil	Nil	Nil	Nil

Richard Whatley, CFO, Secretary and Director	2006	Nil	Nil	$64,700 (4)	Nil	Nil	Nil	Nil
	2005	Nil	Nil	$59,000 (4)	300,000	Nil	Nil	Nil
	2004	Nil	Nil	$62,000 (4)	Nil	Nil	Nil	Nil

(1)

In Fiscal 2006, George Whatley received $60,000 as a fee for administration of the Company’s affairs, $9,000 as a fee to manage and supervise the exploratory drill program.

(2)

In fiscal 2005 George Whatley received $60,000 as a fee for administration of the Company’s affairs, $12,000 as a fee to manage and supervise the drilling program and $4,800 as a car allowance.

(3)

George Whatley received $60,000 as a fee for administration of the Company’s affairs, $20,500 as a fee to manage and supervise the drilling program and $3,600 as a car allowance.

(4)

Richard Whatley received these funds for engineering and survey services. During fiscal 2006, $2,700 was paid for a car allowance.

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

Pension/Retirement Benefits.

No funds were set aside or accrued by the Company during the Fiscal Year ended February 28, 2006 to provide pension, retirement or similar benefits for Directors or Senior Management.

6.C.  Board Practices

6.C.1.  Terms of Office.  Refer to ITEM 6.A.1.

6.C.2.  Directors’ Service Contracts.  --- No Disclosure Necessary ---

6.C.3.  Board of Director Committees.

The Company has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company.  The current members of the Audit Committee are: Richard Whatley, George Whatley and Carl Pines.

6.D.  Employees

As of February 28, 2006, the Company retained, in addition to its Senior Management, one administrative person at its head office in Coquitlam, British Columbia. As required, the Company also retains geologists, engineers, geophysicists and other consultants on a per diem basis.  The Company has not experienced, and does not expect to experience, significant difficulty in attracting and retaining qualified personnel.

6.E.  Share Ownership

Table No. 4 lists, as of February 28, 2006, Directors and Senior Management who beneficially own the Company's voting securities, consisting solely of common shares, and the amount of the Company's voting securities owned by the Directors and Senior Management as a group.

Table No. 4

Shareholdings of Directors and Senior Management

Shareholdings of 5% Shareholders

_____________________________________________________________________________

_____________________________________________________________________________

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class#

Common	George Whatley (1)	1,702,850	6.59%
Common	Richard G. Whatley (2)	485,000	1.88%
Common	Carl Pines (3)	500,000	2.00%
Common	Claus te Wildt (4)	652,695	2.54%
	Total Directors/Management 5% Holders	3,340,545	13.01%

------------------------------------------------------------------------------

(1)

Of these shares 400,000 represent currently exercisable share purchase options and 43,000 share purchase warrants.

(2)

Of these shares 250,000 represent currently exercisable share purchase options.

(3)

Of these shares 100,000 represent currently exercisable share purchase options.

(4)

Of these shares 200,000 represent currently exercisable share purchase options and 140,000 share purchase warrants.

# Based on 25,408,944 shares outstanding as of February 28, 2006 and currently outstanding share purchase options and share purchase warrants held individually.

_____________________________________________________________________________

_____________________________________________________________________________

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

The names and titles of the Directors/Executive Officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 5 as of February 28, 2006, as well as the number of options granted to Directors and all employees as a group.

Table No. 5

Stock Options Outstanding

_____________________________________________________________________________

_____________________________________________________________________________

Name	Number of Common Shares	Cdn$ Exer. Price	Grant Date	Expiration Date

George Whatley	400,000	$0.40	1/26/2005	1/26/2010
Richard Whatley	250,000	$0.40	1/26/2005	1/26/2010
Carl Pines	100,000	$0.40	1/26/2005	1/26/2010
Natalie Whatley	400,000	$0.40	1/26/2005	1/26/2010
Claus te Wildt	200,000	$0.40	1/26/2010	1/26/2010

Total Officers/Directors	950,000
Total Employees/Consultants	400,000

Total Options Outstanding	1,350,000

_____________________________________________________________________________

_____________________________________________________________________________

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

7.A.2.  Canadian Share Ownership.

On 2/28/2006, the Company’s shareholders’ list showed 25,408,944 common shares outstanding and The Company has researched the indirect holding by depository institutions and other financial institutions estimates that there are in excess of 300 the beneficial owners of its common shares.

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

7.A.4.  Change of Control of Company Arrangements.   No Disclosure Necessary

7.B.  Related Party Transactions

During the year, the Company paid fees of $131,000 (2005 - $131,000) for contract negotiation, property investigation, property acquisition, site investigation and management of field programs to George Whatley, the President and a Director of the Company, $8,350 (2005 - $8,050) for secretarial and bookkeeping services to Natalie Whatley, the wife of George Whatley, $6,000 (2005 - $6,000) for office rental, and $2,700 (2005 - $4,800) for car rental to George Whatley or companies controlled by George Whatley.

These transactions are in the normal course of operations and have been valued in these financial statements at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

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

Table No. 6

TSX Venture Exchange

Common Shares Trading Activity

_____________________________________________________________________________

_____________________________________________________________________________

	HIGH	LOW
Fiscal Year Ended 2/28/06	$0.52	$0.28
Fiscal Year Ended 2/28/05	$0.62	$0.41
Fiscal Year Ended 2/29/04	$0.85	$0.43
Fiscal Year Ended 2/28/03	$0.79	$0.30
Fiscal Year Ended 2/28/02	$0.75	$0.27

Quarter Ended 2/28/06	$0.42	$0.28
Quarter Ended 11/30/05	$0.47	$0.345
Quarter Ended 8/31/05	$0.52	$0.43
Quarter Ended 5/31/05	$0.52	$0.39

Quarter Ended 2/28/05	$0.51	$0.41
Quarter Ended 11/30/04	$0.57	$0.43
Quarter Ended 8/31/04	$0.57	$0.45
Quarter Ended 5/31/04	$0.62	$0.43

June 2006	$0.46	$0.33
May 2006	$0.49	$0.38
April 2006	$0.44	$0.35
March 2006	$0.43	$0.30
February 2006	$0.37	$0.31
January 2006	$0.40	$0.28

_____________________________________________________________________________

_____________________________________________________________________________

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

Stock Options

Refer to ITEM 6.E. and Table No. 5 for additional information.

Share Purchase Warrants

Table No. 7 lists, as of 2/28/2006, share purchase warrants outstanding, the date the share purchase warrants were issued, the exercise price, and the expiration date of the share purchase warrants.

Table No. 7

Share Purchase Warrants Outstanding

_____________________________________________________________________________

_____________________________________________________________________________

Effective Date of Issuance	Number of Share Purchase Warrants Originally Issued	Number of Share Purchase Warrants Still Outstanding	Exercise Price Year #1	Exercise Price Year #2	Expiration Date of Share Purchase Warrants

7/26/2005	971,960	971,960	$0.50	$0.50	7/26/2007

9.A.6.  Differing Rights

9.A.7.a.  Subscription Warrants/Right

9.A.7.b.  Convertible Securities/Warrants

          --- No Disclosure Necessary ---

9.C.  Stock Exchanges Identified

The common shares trade on the TSX Venture Exchange in Vancouver, British Columbia.

Refer to ITEM #9.A.4.

ITEM 10.  ADDITIONAL INFORMATION

10.A.  Share Capital

10.A.1.  Authorized/Issued Capital.

There are 100,000,000 common shares, without par value, authorized.  As of February 28, 2006 there were 25,408,944 common shares issued and outstanding.

10.A.2.  Shares Not Representing Capital.

10.A.3.  Shares Held By Company.

--- No Disclosure Necessary ---

10.A.4.  Stock Options/Share Purchase Warrants

10.A.5.  Stock Options/Share Purchase Warrants

--- Refer to Table No. 5 and Table No. 7. ---

10.A.6.  History of Share Capital

Fiscal Year	Nature of Share Issuance	# of Shares	Capital Raised

2004	Private Placement (1)	1,500,000	$525,000
	Exercise of Stock Options	175,000	$57,750
	Exercise of Share Purchase Warrants (2)	685,714	$315,429
	Exercise of Share Purchase Warrants (3)	250,000	$125,000
	Exercise of Share Purchase Warrants (3)	100,000	$50,000
	Exercise of Share Purchase Warrants (4)	50,000	$21,500
	Private Placement (5)	999,999	$599,999
2005	Private Placement (6)	575,000	$230,000
	Exercise of share purchase warrants (7)	78,100	$39,050
	Exercise of share purchase warrants (8)	396,400	$170,452
2006	Private Placement (9)	957,260	$478,630

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

10.H.  Documents on Display    --- No Disclosure Necessary ---

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

There have been no changes in the Company's internal controls or the occurrence of events or other factors that could affect these controls, subsequent to the Date of Evaluation.  Nor have there been any corrective actions with regard to deficiencies or material weaknesses.

ITEM 16.  RESERVED

Item 16A. Audit Committee Financial Expert

The Company’s Audit Committee currently consists of three members, all of whom are financially literate. Mr. Richard George Whatley, the Chief Financial Officer of the Company, meets the requirements of “audit committee financial expert”.

Each member of the Audit Committee has:

•

an understanding of the accounting principles used by the Company to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

•

experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising individuals engaged in such activities; and,

•

an understanding of internal controls and procedures for financial reporting.

The Audit Committee has a charter. This charter contemplates that a majority of the audit committee should be comprised of directors are independent. The Company is currently operating with only one independent member on the audit committee, namely Mr. Pines. Mr. Pines is restricted as a member of the audit committee due to the policies of his current employer.  Accordingly, the Company is currently not in compliance with its audit committee charter at this time.

Item 16B. Code of Ethics

The Company has not adopted a written Code of Ethics.

Item 16C. Principal Accountant Fees and Services

Table Number 14 discloses the fees billed to the Company by its independent auditors, Mackay LLP, Chartered Accountants, for each of the last two years.

	Fiscal Year Ended February 28, 2005	Fiscal Year Ended February 28, 2006

Audit Fees	$ 18,600	$ 22,600
Audit Related Fees	Nil	Nil
Tax Fees	$3,050	$2,000
All Other Fees	Nil	Nil
Total	$21,750	$24,600

Item 16D.  Exemptions from Listing Standards for Audit Committees

Not Applicable

Item 16E.  Purchase of Equity Securities by the Issuer and Affiliated Purchasers

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

Audited Financial Statements

Auditor's Report, dated 5/31/2006

Comments by Auditor for U.S. Readers on Canada-U.S. Reporting Difference, dated 5/31/2006

Statements of Operations and Deficit for the years ended 2/28/2006, 2/28/2005, and 2/29/2004 and cumulative Inception to 2/28/2006

Balance Sheets at 2/28/06 and 2/28/05

Statements of Cash Flows for the years ended 2/28/2006, 2/28/2005, and 2/29/2004 and Cumulative Inception to 2/28/2006

Notes to Financial Statements

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

Alpha Gold Corp.
(An Exploration Stage Company)

Years Ended February 28, 2006 and 2005

Financial Statements

Alpha Gold Corp.

(An Exploration Stage Company)

Financial Statements

February 28, 2006

Auditors’ Report	3

Comments by Auditor for US Readers on Canada-US Reporting Differences	4

Statements of Operations and Deficit	5

Balance Sheets	6

Statements of Cash Flows	7

Notes to the Financial Statements	8-18

Schedule of Acquisition Costs	19

Schedule of Deferred Expenditures	20

CHARTERED ACCOUNTANTS MacKay LLP	1100 – 1177 West Hastings Street Vancouver, BC V6E 4T5 Tel: (604) 687-4511 Fax: (604) 687-5805 Toll Free: 1-800-351-0426 www.MacKayLLP.ca

Auditors’ Report

To the Shareholders of

Alpha Gold Corp.

We have audited the balance sheets of Alpha Gold Corp. as at February 28, 2006 and 2005 and the statements of operations and deficit and cash flows for each of the three years ended February 28, 2006, February 28, 2005 and February 29, 2004 and cumulative from inception to February 28, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at February 28, 2006 and 2005 and the results of its operations and its cash flows for each of the three years ended February 28, 2006, February 28, 2005 and February 29, 2004 and cumulative from inception to February 28, 2006 in accordance with Canadian generally accepted accounting principles.

“MacKay LLP”

Chartered Accountants

Vancouver, Canada.

May 31, 2006

CHARTERED ACCOUNTANTS MacKay LLP	1100 – 1177 West Hastings Street Vancouver, BC V6E 4T5 Tel: (604) 687-4511 Fax: (604) 687-5805 Toll Free: 1-800-351-0426 www.MacKayLLP.ca

Comments by Auditor for US Readers on Canada-US Reporting Differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the company’s ability to continue as a going concern, such as those described in note 1 to the financial statements. Our report to the shareholders dated May 31, 2006, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor’s report when these are adequately disclosed in the financial statements. Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for each of the years in the three year period ended February 28, 2006 and shareholders’ equity as at February 28, 2006, February 28, 2005, and February 29, 2004 to the extent summarized in note 11 to the financial statements.

“MacKay LLP”

Chartered Accountants

Vancouver, Canada.

May 31, 2006

Alpha Gold Corp.

(An Exploration Stage Company)

Statements of Operations and Deficit

	Cumulative Inception to February 28, 2006	For the year February 28, 2006	For the year February 28, 2005	For the year February 29, 2004
Revenue Sales	$ -	$ -	$ -	$ -
Expenses
Amortization	221,254	28,427	23,895	14,562
Automotive	98,081	9,302	14,494	9,262
Bad debts	14,999	-	-	-
Consulting and management fees	469,263	60,000	60,000	60,000
Financial relations	59,000	-	-	-
Gain on disposal of exploration property	(7,400)	-	-	-
Insurance	32,149	4,079	4,190	2,185
Loss (gain) on disposal of equipment	(22,087)	-	2,327	-
Office, printing and miscellaneous	317,518	16,016	13,488	19,173
Professional fees	683,599	67,976	51,779	70,245
Property investigation	25,052	-	-	-
Regulatory and transfer fees	155,217	20,785	12,931	13,350
Rent	84,930	6,000	6,000	6,000
Repairs and maintenance	13,291	-	-	-
Shareholder relations	140,797	26,884	4,105	61,524
Stock based compensation (note 6)	92,300	9,300	83,000	-
Telephone	14,467	3,961	3,611	-
Travel and promotion	115,841	10,959	8,772	7,503
Wages	12,864	-	-	-
Write-off of cost of and expenditures on exploration properties abandoned	1,133, 596	323,636	-	-
Write-down of fixed assets	46,527	-	-	-
	3,701,258	587,325	288,592	263,804
Net loss before other items and income taxes	(3,701,258)	(587,325)	(288,592)	(263,804)
Other income
Insurance proceeds	12,898	-	-	-
Interest	429,892	34,847	36,685	50,292
Gain on disposal of marketable securities	40,094	-	-	-
Other expenses
Interest, bank charges and foreign exchange	(21, 832)	(1,406)	(1,067)	(3,507)
Loss on realization of demand debenture	(14,487)	-	-	-
	446,565	33,441	35,618	46,785
Net loss before income taxes	(3,254,693)	(553,884)	(252,974)	(217,019)
Future income taxes (recovery)	(60,053)	(138,138)	(22,602)	(51,332)
Net loss for the period	(3,194,640)	(415,746)	(230,372)	(165,687)
Deficit – beginning of period	-	(2,778,894)	(2,548,522)	(2,382,835)
Deficit – end of period	$(3,194,640)	$(3,194,640)	$(2,778,894)	$(2,548,522)
Basic and diluted loss per share		$(0.02)	$(0.01)	$(0.01)
Weighted average number of shares outstanding		25,010,086	23,817,700	22,248,879

Alpha Gold Corp.

(An Exploration Stage Company)
Balance Sheets
February 28,	2006	2005
Assets
Current
Cash and cash equivalents	$ 1,257,178	1,689,237
Other receivables	4,226	14,789
Taxes receivable	168,278	75,746
Prepaid expense	7,607	11,654
	1,437,289	1,791,426
Investment in exploration properties (note 3 and Schedule)	513,682	550,114
Expenditures on exploration properties (note 3 and Schedule)	4,805,346	4,464,572
Equipment (note 4)	67,498	93,936
	$ 6,823,815	$ 6,900,048
Liabilities
Current Accounts payable and accrued liabilities	$ 11,410	$ 14,339
Future income tax liability (note 7)	814,501	952,639
	825,911	966,978
Shareholder’s Equity
Share capital (note 5)	9,098,444	8,628,964
Contributed surplus (notes 5 and 6)	94,100	83,000
Deficit	(3,194,640)	(2,778,894)
	5,997,904	5,933,070
	$ 6,823,815	$ 6,900,048

Nature of Operations (note 1)

Approved by the Directors:

“George Whatley”                           Director

“Richard Whatley”                           Director

Alpha Gold Corp.

(An Exploration Stage Company)

Statements of Cash Flows

	Cumulative Inception to February 28, 2006	For the year February 28, 2006	For the year February 28, 2005	For the year February 29, 2004

Cash provided by (used in):
Operating activities
Net loss for the period	$(3,194,640)	$(415,746)	$(230,372)	$(165,687)
Items not affecting cash:
Amortization	221,254	28,427	23,895	14,562
Future income taxes (recovery)	(60,053)	(138,138)	(22,602)	(51,332)
Loss (gain) on disposal of equipment	(22,087)	-	2,327	-
Gain on sale of exploration property	(7,400)	-	-	-
Gain on disposal of marketable securities	(40,094)	-	-	-
Loss on realization of demand debenture	14,487	-	-	-
Stock based compensation	92,300	9,300	83,000	-
Write-off of cost of and expenditures on exploration properties abandoned	1,133,596	323,636	-	-
Write-down of fixed assets	46,527	-	-	-

	(1,816,110)	(192,521)	(143,752)	(202,457)

Changes in non-cash working capital (note 9)	(211,607)	(80,852)	202,947	(144,416)

	(2,027,717)	(273,373)	59,195	(346,873)

Investing activities
Investment in and expenditures on exploration properties	(6,444,556)	(627,978)	(661,264)	(956,652)
Proceeds on disposal of exploration property	20,000	-	-	-
Proceeds on disposal of marketable securities	60,094	-	-	-
Purchase of equipment, net of disposal	(313,191)	(1,988)	(82,743)	(5,300)
Demand debenture	(12,250)	-	-	-

	(6,689,903)	(629,966)	(744,007)	(961,952)

Financing activities
Proceeds on issuance of shares, net of issue costs	9,974,798	471,280	439,502	1,619,458
Proceeds on shares allotted but not issued	-	-	-	(506,135)

	9,974,798	471,280	439,502	1,113,323

Increase (decrease) in cash for the period	1,257,178	(432,059)	(245,310)	(195,502)

Cash and cash equivalents – beginning	-	1,689,237	1,934,547	2,130,049

Cash and cash equivalents – ending	$ 1,257,178	$ 1,257,178	$ 1,689,237	$ 1,934,547

Supplemental cash flow information (note 9)

Alpha Gold Corp.

(An Exploration Stage Company)

Notes to the Financial Statements

February 28, 2006 and 2005

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

The continuing operations of the Company are dependent upon its ability to continue to raise capital to funds its exploration and development programs. The Company has no revenue and has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

2.

Significant Accounting Policies

a)

Basis of Presentation

The financial statements of the Company are prepared in accordance with Canadian generally accepted accounting principles. As described in note 11, these principles differ in certain material respects from United States generally accepted accounting principles.

b)

Translation of Foreign Currency

Amounts recorded in a foreign currency have been translated into Canadian dollars as follows:

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

All gains and losses arising from the translation of foreign currency are included in operations.

c)

Cash and Cash Equivalents

The Company considers all investments that are cashable on demand and utilized periodically for day to day operations to be cash equivalents.

At February 28, 2006 the Company held a term deposit of $1,184,869 (2005 - $1,651,271), bearing interest at 3.25% per annum.

d)

Deferred Expenditures

Acquisition costs of exploration properties, rights and options together with direct exploration and development expenditures thereon are deferred until the property is put into production, sold, or abandoned. Acquisition costs will be reduced by any payments from the granting of options to purchase the exploration property.

Such expenditures are to be amortized using the unit of production method based upon the estimated proven reserves in each cost centre as determined by independent engineers, or charged to operations if any cost centre is determined to be unsuccessful.

Alpha Gold Corp.

(An Exploration Stage Company)

Notes to the Financial Statements

February 28, 2006 and 2005

2.

Significant Accounting Policies (continued)

d)

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

The recovery of recorded costs is subject to measurement uncertainty, and it is reasonably possible that changes in future conditions in the near term could require a material change in the recorded amount.

The Company has adopted the CICA’s new Handbook Section 3110 “asset retirement obligations” which establishes standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs. The standards apply to legal obligations associated with the retirement of long-lived tangible assets that arise from the acquisition, construction, development or normal operation of such assets. The standards require that a liability for an asset retirement obligation be recognized in the period in which it is incurred and when a reasonable estimate of the fair value of the liability can be made. Furthermore, a corresponding asset retirement cost should be recognized by increasing the carrying amount of the related long-lived asset. The asset retirement cost is subsequently allocated in a rational and systematic method over the underlying asset’s useful life. The initial fair value of the liability is accreted, by charges to operations, to its estimated nominal future value. As of February 28, 2006 and 2005 no amount has been accrued.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property may be subject to unregistered prior agreements or inadvertent non-compliance with regulatory requirements.

e)

Equipment

Equipment is recorded at cost and amortization is calculated on a declining balance basis at the following annual rates:

Computer equipment	- 30%
Furniture and fixtures	- 20%
Trucks	- 30%

f)

Loss per Share

Loss per share computations are based on the weighted average number of common shares outstanding during the year. Fully diluted loss per share has not been calculated since the exercise of outstanding options and warrants is anti-dilutive.

g)

Share Issue Costs

Share issue costs incurred on the issue of the Company’s shares are charged directly to

Alpha Gold Corp.

(An Exploration Stage Company)

Notes to the Financial Statements

February 28, 2006 and 2005

share capital.

2.

Significant Accounting Policies (continued)

h)

Flow-Through Shares

Effective March 19, 2004 the Canadian Institute of Chartered Accountants issued guidance on the accounting treatment of Canadian flow-through shares through its Emerging Issues Committee abstract-EIC 146. All flow-through shares issued by the Company on or after March 19, 2004 will be accounted for in accordance with this Abstract. The Abstract recommends that upon renunciation to the shareholders, the Company will reduce share capital and record a temporary future income tax liability for the amount of the tax deduction renounced to shareholders. In instances where the Company has sufficient available tax loss carry forwards or other deductible temporary differences available to offset the renounced tax deductions, the realization of the deductible temporary differences will be credited to operations in the period of renunciation.

i)

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

j)

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

k)

Stock Based Compensation

All stock-based awards are measured and recognized using the fair-value method as determined by the Black-Scholes option pricing model. Awards that the Company has the ability to settle with stock are recorded as equity, whereas awards that the Company is required to, or has the practice of settling in cash are recorded as liabilities. Compensation is recognized in the statement of operations over the vesting period.

l)

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclose of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

Alpha Gold Corp.

(An Exploration Stage Company)

Notes to the Financial Statements

February 28, 2006 and 2005

3.

Exploration Properties

	2006	2005
Acquisition costs (Schedule)	$ 513,682	$ 550,114
Deferred expenditures (Schedule)	4,805,346	4,464,572
	$ 5,319,028	$ 5,014,686

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

(b)

Goldbanks

During the year, the Company abandoned its interest in Goldbanks. The value of the investment and the related deferred expenditures have therefore been written off and charged to operations.

On October 30, 1995, the Company entered into an agreement to acquire a 100% interest in certain mineral claims situated in Pershing County, Nevada, USA. The Company had previously entered into an option agreement to acquire the mineral claims in the 1995 fiscal year. The company and the vendor agreed to terminate the option agreement dated April 30, 1994. Payments under the option agreement totaled $26,400 US and was applied to the purchase. In addition to the above payments, the Agreement calls for the issuance to the vendor of 100,000 shares of Alpha Gold Corp. As at February 28, 2006, regulatory approval had been received but the shares had not yet been issued.

4.

Equipment

February 28, 2006	Cost	Accumulated Amortization	Net Book Value
Computer equipment	$ 7,288	$ 3,490	$ 3,798
Furniture & fixtures	16,361	15,151	1,210
Trucks	105,025	42,535	62,490
	$ 128,674	$ 61,176	$ 67,498
February 28, 2005
Computer equipment	$ 5,300	$ 2,147	$ 3,153
Furniture & fixtures	16,361	14,849	1,512
Trucks	105,025	15,754	89,271
	$ 126,686	$ 32,750	$ 93,936

Alpha Gold Corp.

(An Exploration Stage Company)

Notes to the Financial Statements

February 28, 2006 and 2005

5.

Share Capital

a)

Authorized

100,000,000 common shares without par value

b)

Issued

	2006		2005
	Number of Shares	Amount	Number of Shares	Amount
Balance - beginning of the year	24,451,684	$8,628,964	23,402,184	$8,289,226
Issued during the year - for cash @ $0.50 (see i) below)	957,260	478,630	-	-
- for cash @ $0.40 (see ii) below)	-	-	575,000	230,000
- for cash @ $0.50 (see iii) below)	-	-	78,100	39,050
- for cash @ $0.43 (see iv) below)	-	-	396,400	170,452
Share issue costs	-	(9,150)	-	-
Income tax benefits renounced on flow through shares issued	-	-	-	(99,764)
Balance – end of the year	25,408,944	$9,098,444	24,451,684	$8,628,964

c)

Share Issuances

During the current year:

i)

957,260 units were issued at $0.50 per unit (of which 285,000 were “flow-through” units). Each unit consisted of one common share and one warrant. Each warrant is exercisable to purchase one additional non-flow-through common share for $0.50, expiring July 25, 2007.

Share issue costs on this transaction included a $7,350 finder’s fee paid in cash, and 14,700 broker warrants. The fair value of each broker warrant granted was estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions:

Dividend rate	0.00%	Strike price	$ 0.50
Risk-free interest rate	3.04%	Spot price	$ 0.50
Expected life	2 years	Fair value	$ 0.12
Expected annual volatility	38.00%

Based on the fair values above for the broker warrants granted, non-cash share issue costs of $1,800 were credited to contributed surplus.

Alpha Gold Corp.

(An Exploration Stage Company)

Notes to the Financial Statements

February 28, 2006 and 2005

5.

Share Capital (continued)

c)

Share issuances (continued)

In the prior year:

ii)

575,000 flow-through units were issued at $0.40 per unit. Each unit consisted of one common share and one warrant. Each warrant is exercisable to purchase one additional non-flow-through common share for $0.46, expiring July 15, 2006.

iii)

78,100 common shares were issued at $0.50 per share on the exercise of warrants from a prior year share issue. The remainder of the warrants relating to this earlier issue expired.

iv)

396,400 common shares were issued at $0.43 per share on the exercise of warrants from a prior year share issue. The remainder of the warrants relating to this earlier issue expired.

d)

Warrants outstanding

As of February 28, 2006, the following share purchase warrants were outstanding:

Number of shares	$ per share	Expiry date

575,000	$ 0.46	July 15, 2006
971,960	$ 0.50	July 25, 2007

e)

Options outstanding

The Company has established a share purchase option plan whereby the board of directors may, from time to time, grant options to directors, officers, employees or consultants to acquire up to 2,445,168 common shares. The exercise price of an option is not less than the closing price on the Exchange on the last trading day preceding the grant.

	Number of options	Weighted average Exercise price
Balance, February 29, 2004 Granted	1,050,000 500,000	$ 0.43 $ 0.40
Balance, February 28, 2005	1,550,000	$ 0.42
Granted	100,000	$ 0.40
Expired	(300,000)	$ 0.50
Balance, February 28, 2006	1,350,000	$ 0.40

A summary of the Company’s options outstanding at February 28, 2006 are as follows:

Number of shares	$ per share	Expiry date

100,000	$ 0.40	November 4, 2008
750,000	$ 0.40	April 25, 2007
500,000	$ 0.40	January 26, 2010
1,350,000

Alpha Gold Corp.

(An Exploration Stage Company)

Notes to the Financial Statements

February 28, 2006 and 2005

5.

Share Capital (continued)

f)

Contributed surplus

	2006	2005
Balance, beginning of year	$ 83,000	$ -
Stock-based compensation expense	9,300	83,000
Broker warrants	1,800	-
Balance, end of year	$ 94,100	$ 83,000

6.

Stock Based Compensation

For the year ended February 28, 2006, the Company granted 100,000 stock options. The fair value of each option granted was estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions:

Dividend rate	0.00%	Strike price	$ 0.40
Risk-free interest rate	3.76%	Spot price	$ 0.37
Expected life	3 years	Fair value	$ 0.09
Expected annual volatility	35.00%

Based on the fair values above for the options granted, compensation expense of $9,300 was recorded in operations for the year, and credited to contributed surplus.

7.

Income Taxes

A reconciliation of current income taxes at statutory rates with the reported taxes is as follows:

	2006	2005
Loss for the year before income taxes	$ 553,884	$ 252,974
Statutory Canadian corporate rates	34.10%	35.62%
Anticipated tax expense (recovery)	$ (188,874)	$ (90,109)
Effect of tax rate change	(26,584)	-
Change in rates resulting from:
Items not deductible for tax purposes	22,165	29,565
Share issue costs	(5,754)	-
Expiry of non-capital loss carryforward	49,926	-
Renunciation of flow-through expenditures	-	99,764
Change in valuation allowance	10,983	37,943
Actual income tax recovery	$ (138,138)	$ (22,602)

Alpha Gold Corp.

(An Exploration Stage Company)

Notes to the Financial Statements

February 28, 2006 and 2005

7.

Income Taxes (continued)

The significant components of the Company’s future income tax assets and liabilities are as follows:

	2006	2005
Future income tax assets:
Non-capital loss carry-forwards	$ 318,576	$ 329,559
Property, plant and equipment	46,536	46,407
Share issue costs	12,756	26,793
Capital losses	2,088	4,363
Valuation allowance	(318,576)	(329,559)
	61,380	77,563
Future income tax liability:
Mineral properties	(875,881)	$ (1,030,202)
Net future income tax assets (liabilities)	$ (814,501)	$ (952,639)

The Company has available non-capital losses of $934,241, Cumulative Canadian Exploration Expenses of $1,149,394, Cumulative Canadian Development Expenses of $657,236 and Cumulative Foreign Exploration and Development Expenses of $938,424 which may be carried forward to reduce taxable income in future years. The potential future income tax benefit arising from the non-capital losses only is not reflected in these financial statements. The non-capital losses expire as follows:

2007	$ 104,349
2008	109,248
2009	121,751
2010	150,073
2011	149,625
2015	143,752
2016	155,443

$ 934,241

The Company has recorded a valuation allowance against its future income tax asset related to non-capital loss carry-forwards because it does not believe it is more likely than not that sufficient taxable income will be realized during the carry-forward period to utilize the future tax asset.

8.

Related Party Transactions

During the year, the Company paid fees of $131,000 (2005 - $131,000) for contract negotiation, property investigation, property acquisition, site investigation and management of field programs, $8,350 (2005 - $8,050) for secretarial and bookkeeping services, $6,000 (2005 - $6,000) for office rental, and $2,700 (2005 - $4,800) for car rental to directors of the Company or companies controlled by directors of the Company.

These transactions are in the normal course of operations and have been valued in these financial statements at the exchange amount which is the amount of consideration established and agreed to by the related parties.

Alpha Gold Corp.

(An Exploration Stage Company)

Notes to the Financial Statements

February 28, 2006 and 2005

9.

Supplemental Cash Flow Information

Changes in non-cash working capital

	2006	2005	2004
Other receivables	$ 10,563	$ (3,523)	$ (2,767)
Taxes receivable	(92,532)	199,203	(137,363)
Accounts payable and accrued liabilities	4,047	7,321	(260)
Prepaid expense	(2,930)	(54)	(4,026)
	$ (80,852)	$ 202,947	$ (144,416)

The Company had the following cash transactions

	2006	2005	2004
Interest paid	$ 415	$ 512	$ 1,331
Interest received	$ 34,758	$ 63,219	$ 54,419
Income taxes received	$ -	$ 274,919	$ -

The Company had the following non-cash transactions

	2006	2005	2004
Share issue costs	$ 1,800	$ -	$ -

10.

Subsequent Events

a)

The Company entered into a twelve-month contract with an investor relations consulting firm at a rate of $7,500 per month, commencing April 1, 2006. At the end of the twelve months the contract will continue on a monthly basis during which either party may terminate the contract with three months notice.

The Company granted 250,000 stock options to the consulting firm. The fair value of each option granted was estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions:

Dividend rate	0.00%	Strike price	$ 0.40
Risk-free interest rate	4.22%	Spot price	$ 0.43
Expected life	1 year	Fair value	$ 0.12
Expected annual volatility	59.10%

25% of the stock options granted for investor relations purposes vest three months after the date of issue, with a further 25% vesting on each successive date that is three months from the date of the previous vesting.

Based on the fair values above for the options granted, compensation expense of $7,500 will be recorded in operations on each of the four vesting dates.

b)

Subsequent to year end, the Company renounced the income tax benefits attached to the 285,000 flow-through shares issued during the year. This renunciation will result in an increase in the future income tax liability of $48,593 and a reduction in share capital of the same amount.

Alpha Gold Corp.

(An Exploration Stage Company)

Notes to the Financial Statements

February 28, 2006 and 2005

11.

Generally Accepted Accounting Principles in Canada and the United States

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) which differ in certain respects from those principles that the Company would have followed had its financial statements been prepared in accordance with United States generally accepted accounting principles (US GAAP).

a)

US GAAP requires that exploration and general and administrative costs (G&A) related to projects be charged to expense as incurred. As such, some of the costs accounted for as deferred exploration property and exploration expenditures under Canadian GAAP would have been charged to earnings under US GAAP. Any other related costs in respect of the properties are charged to earnings under US GAAP and capitalized under Canadian GAAP.

b)

Due to the write off of exploration and general and administrative costs, the future income liability for US GAAP is nil.

c)

Had the Company followed US GAAP, certain items on the statements of income and deficit would have been reported as follows:

	Cumulative, Inception to February 28,
	2006	2006	2005	2004
Loss per Canadian GAAP	$(3,194,640)	$ (415,746)	$ (230,372)	$ (165,687)
Effect of the write-off exploration costs for the year	(5,642,664)	(304,342)	(661,264)	(956,652)
Effect of future income taxes	814,501	(138,138)	22,602	51,332
Loss per US GAAP	$(7,699,167)	$ (858,226)	$ (869,034)	$(1,071,007)
Basic loss per share under US GAAP		$ (0.03)	$ (0.04)	$ (0.05)

d)

The statements of comprehensive loss provide a measure of all changes in equity of the Company that result from transactions other than those with the shareholders and other economic events that occur during the period. There are no other material differences between Canadian GAAP and United States GAAP other than those presented above with respect to the statements of comprehensive loss.

e)

The Company accounts for its share options under Canadian GAAP, which in the Company’s circumstances is not different from the amounts that would be determined under provisions of US GAAP.

Alpha Gold Corp.

(An Exploration Stage Company)

Notes to the Financial Statements

February 28, 2006 and 2005

11.

Generally Accepted Accounting Principles in Canada and the United States (continued)

f)

The effects of the differences in accounting under Canadian GAAP and US GAAP on the balance sheets and statements of cash flows are as follows:

Balance sheets	2006		2005
	Canadian GAAP	US GAAP	Canadian GAAP	US GAAP

Current assets	$ 1,437,289	$ 1,437,289	$ 1,791,426	$ 1,791,426
Exploration properties and Deferred costs	5,319,028	-	5,014,686	-
Equipment	67,498	67,498	93,936	93,936
	$ 6,823,815	$ 1,504,787	$ 6,900,048	$ 1,885,362

g)

Reconciliation of statements of cash flows

2006
	Operations	Investing	Financing
Cash provided by (used) per Canadian GAAP	$ (273,373)	$ (629,966)	$ 471,280
Effect of the write-off of exploration and G&A project costs	(627,978)	627,978	-
Cash generated (used) per US GAAP	$ (901,351)	$ (1,988)	$ 471,280

2005
	Operations	Investing	Financing
Cash provided by (used) per Canadian GAAP	$ 59,195	$ (744,007)	$ 439,502
Effect of the write-off of exploration and G&A project costs	(661,264)	661,264	-
Cash generated (used) per US GAAP	$ (602,069)	$ (82,743)	$ 439,502

2004
	Operations	Investing	Financing
Cash provided by (used) per Canadian GAAP	$ (346,873)	$ (961,952)	$ 1,113,323
Effect of the write-off of exploration and G&A project costs	(956,652)	956,652	-
Cash generated (used) per US GAAP	$ (1,303,525)	$ (5,300)	$ 1,113,323

Alpha Gold Corp.

(An Exploration Stage Company)

Schedule of Acquisition Costs

Years ended February 28, 2006 and February 29, 2005

			Total
	Lust Dust	Goldbanks	2006	2005
Balance - beginning of year	$ 513,682	$ 36,432	$550,114	$550,114
Acquisition costs for the year		-	-	-
Write-down of mineral property		(36,432)	(36,432)	-
Balance - end of year	$ 513,682	$ -	$513,682	$550,114

Alpha Gold Corp.

(An Exploration Stage Company)

Schedule of Deferred Expenditures

Years ended February 28, 2006 and February 29, 2005

				Total
	Lust Dust Claims	Goldbanks Claims	2006	2005
Exploration
Assaying	$ 31,645	$ -	$ 31,645	$ 20,368
Camp expenses	22,739	-	22,739	22,216
Drilling	496,140	-	496,140	490,296
Filing fees & claim assessment	5,006	-	5,006	5,938
Fuel	242	-	242	2,314
Geological/geochemical work and reports	125,682	-	125,682	160,443
On-site management	9,000	-	9,000	12,000
Roadwork/reclamation	18,714	-	18,714	6,708
Travel	11,342	-	11,342	16,727
	720,510	-	720,510	737,010
BC Mining Tax Credit	(92,532)	-	(92,532)	(75,746)
Expenses for the year	627,978	-	627,978	661,264
Balance – beginning of the year	4,177,368	287,204	4,464,572	3,803,308
Write-down of mineral property	-	(287,204)	(287,204)	-
Balance – end of the year	$ 4,805,346	$ -	$ 4,805,346	$ 4,464,572

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alpha Gold Corp.

Registrant

Dated:  August 14, 2006        Signed: /s/ George Whatley

George Whatley

President and CEO

#