Form 20-F
period 2007-02-28
ALPHA GOLD CORP
filed 2007-08-29
CIK 1157807

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

[  ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 28, 2007

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

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Company’s classes of capital or common stock as of the close of the period covered by the annual report.                                           29,036,919

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

Index to Exhibits on Page 49

#

ALPHA GOLD CORPORATION

FORM 20-F Annual Report

#

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

#

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

Not Applicable

ITEM 3.  KEY INFORMATION.

3.A.1.  Selected Financial Data

3.A.2.  Selected Financial Data

The selected financial data of the Company for the Fiscal Year ended February 28, 2007 were derived the financial statements of the Company that have been audited by De Visser Gray LLP, Chartered Accountants. The selected financial data of the Company for the fiscal years ended February 28, 2006 and February 29, 2005 were derived from the financial statements of the Company that have been audited by MacKay LLP, independent chartered accountants, as indicated in their audit report, which are included elsewhere in this annual report. The selected financial data for the Company for the Fiscal Years ended February 28, 2004 and February 28, 2005 were derived from the financial statements of the Company that have been audited by Bailey & Associates, independent Chartered Accountants; these financial statements are not included herein.

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

Table No. 1

Selected Financial Data

(CDN$ in 000, except per share data)

	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	2/28/07	2/28/06	2/28/05	2/29/04	2/28/03

Revenue	Nil	Nil	Nil	Nil	Nil
Net Income (Loss)	($298)	($416)	($230)	($166)	($130)
Earnings (Loss) Per Share	($0.01)	($0.02)	($0.01)	($0.01)	($0.01)

Net Income (Loss) US GAAP	($1,639)	($858)	($869)	($1,071)	($615)
EPS (Loss) US GAAP	($0.06)	($0.03)	($0.04)	($0.05)	($0.03)
Wtg. Avg. No. Shares US GAAP	27,453	25,010	23,818	22,249	18,147

Dividends Per Share	0	0	0	0	0
Dividends Per Share (US GAAP)	0	0	0	0	0
Wtg. Avg. No.Shares Cdn GAAP	27,453	25,010	23,818	22,249	18,147

Working Capital	$1,364	$1,426	$1,777	$2,225	$2,276
Mineral Properties (Cdn GAAP)	$6,549	$5,319	$5,015	$4,353	$2,397
Mineral Properties (US GAAP)	$0	$0	$0	$0	$0
Long Term Debt	$0	$0	$0	$0	$0
Long Term Debt (US GAAP)	$0	$0	$0	$0	$0
Shareholder’s Equity (Cdn GAAP)	$7,280	$5998	$5,933	$5,741	$5,112
Shareholder’s Equity (US GAAP)	$1,434	$1,493	$1,871	$2,263	$2,323
Total Assets	$8,009	$6,824	$6,900	$6,623	$5,731
Total Assets (US GAAP)	$1,460	$1,505	$1,885	$2,270	$2,334

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

Table No. 2

U.S. Dollar/Canadian Dollar

_____________________________________________________________________________

_____________________________________________________________________________

	Average	High	Low	Close

Fiscal Year Ended 2/28/07	$1.14	$1.19	$1.10	$1.17
Fiscal Year Ended 2/28/06	$1.19	$1.27	$1.14	$1.14
Fiscal Year Ended 2/28/05	$1.29	$1.39	$1.18	$1.23
Fiscal Year Ended 2/29/04	$1.37	$1.49	$1.27	$1.34
Fiscal Year Ended 2/28/03	$1.56	$1.60	$1.49	$1.53

_____________________________________________________________________________

_____________________________________________________________________________

#

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

Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934, as amended, impose sales practice and disclosure requirements on NASD broker-dealers who make a market in "a penny stock".  A penny stock generally includes any non-NASDAQ equity security that has a market price of less than US$5.00 per share.  Our shares are quoted on the TSX Venture Exchange, and the price of our common shares ranged from CDN$0.30 (low) to CDN$1.18 (high) during the period from 2/28/2006 to 2/28/2007.  The closing price of our shares on 7/31/2007 was CDN$0.62.  The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of our shares in the secondary market.

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

b)

the judgment was subject to ordinary remedy (appeal, judicial review and any other judicial proceeding which renders the judgment not final, conclusive or enforceable under the laws of the applicable state) or not final, conclusive or enforceable under the laws of the applicable states

c)

the judgment was obtained by fraud or in any manner contrary to natural justice or rendered in contravention of fundamental principles of procedure;

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

#

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

The Company has 100,000,000 common shares, with no par value, authorized. At February 28, 2007, the end of the Company's most recent year, there were 29,036,919 common shares issued and outstanding.

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).

#

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

Fiscal Year	Nature of Share Issuance	Number of Shares	Capital Raised

2004	Private Placement (1)	1,500,000	$525,000
	Exercise of Stock Options	175,000	$57,750
	Exercise of Share Purchase Warrants (2)	685,714	$315,429
	Exercise of Share Purchase Warrants (3)	250,000	$125,000
	Exercise of Share Purchase Warrants (3)	100,000	$50,000
	Exercise of Share Purchase Warrants (4)	50,000	$21,500
	Private Placement (5)	999,999	$599,999
2005	Private Placement (6)	575,000	$230,000
	Exercise of share purchase warrants (7)	78,100	$39,050
	Exercise of share purchase warrants (8)	396,400	$170,452
2006	Private Placement (9)	957,260	$478,630
2007	Private Placement (10)	3,499,225	$1,399,690
	Exercise of Share Purchase Warrants (11)	128,750	$77,250

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

(9)

This private placement consisted of the sale of 957,260 units.  A total of 285,000 of the Units were flow-through units. The warrants comprised in the Units and flow-through Units are exercisable to purchase an additional non-flow-through common share at a price of $0.50 until July 25, 2007.  All shares issued, including any shares issued on exercise of the warrants, bore a legend restricting transfer until November 26, 2005.  Alpha paid 7% cash commission on 210,000 Units and issued 14,700 brokers warrants to Canaccord Capital Corporation.  Each broker warrant is exercisable to purchase a common share of Alpha at a price of $0.50 until July 25, 2007.

(10)

This private placement consisted of the sale of 3,499,225 units. A total of 2,781,500 were flow-through units. Each unit consisted of one common share and one-half of one share purchase warrants. Each whole share purchase warrant is exercisable to purchase one additional non flow-through common share for $0.60 until July 28, 2007.

(11)

These share purchase warrants were related to the financing described in (10) above.

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

2006: During the Fiscal Year ended February 28, 2006; the Company spent $720,510 on exploration work on its Lust Dust Property. (These expenses are all disclosed in the Schedule of Deferred Expenditures, which are a part of the audited financial statements for the Fiscal Year ended February 28, 2006 and included with this document.) The Company also spent an additional $1,988 on computer equipment.

2007: During the Fiscal Year ended February 28, 2007; the Company spent $1,147,466 on exploration work on its Lust Dust Property. (These expenses are all disclosed in the Schedule of Deferred Expenditures, which are a part of the audited financial statements for the Fiscal Year ended February 28, 2006 and included with this document.)The Company also spent an additional $22,003 on equipment.

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

The Company’s primary focus is on its Lustdust Property, which is located in British Columbia. The Company also held an option to acquire a 100% interest in the Goldbanks Property, which is located in Pershing County, Nevada. During Fiscal 2006, ended February 28th, the Company abandoned its interest in the Goldbanks Property so that it could concentrate all of its efforts on the Lust Dust Property.

Exploration activity on the Lust Dust Property can only be undertaken during the spring and summer seasons because of adverse weather conditions, which occur during the fall and winter months.

Plan Of Operations

Source of Funds for the Fiscal Year ended February 29, 2006

The Company’s primary source of funds since incorporation has been through the issuance of common shares and Special Warrants.  Currently the Company does not have operating revenues, and the Company does not anticipate generating any operating revenue until the Lustdust project begins production.  For the Fiscal Year ended February 28, 2007, the Company raised $1,476,940 from the issuance of 3,627,975 common shares.

The Company had a working capital balance of $1,358,808 at 2/28/2007 and $1,425,879 at 2/28/2006.  The Company had $1,253,430 in cash and cash equivalents at 2/28/2007 and $1,257,178 at 2/28/2006.

Use of Funds for the Fiscal Year ended February 28, 2007

During the Fiscal Year ending February 28, 2007, the Company estimates that it might expend $900,000 on exploration work and general administrative expenses.

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

At 2/28/2007, 2/28/2006, 2/28/2005: $8,008,679, $6,823,815 and $6,900,048, of the assets were located in Canada, primarily in the Lustdust property.

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

On August 3, 2006, the Company announced that it had completed fifteen diamond drill holes on the property and that drilling would continue into the fall and winter months.

On September 26, 2006, the Company announced that, resulting from a trenching program that occurred during the summer months, a new mineralized zone was discovered on the Lustdust property. This zone contains gold, silver, lead and zinc values.

On January 18, 2007, the Company announced that another mineralized zone, called the Valley Zone, had been identified on the property as a result of the diamond drilling that occurred during the fall and winter months. This zone is located about three kilometers south/southeast of the Canyon Creek Skarn and Skarn Extension Zones. Access to this area is available year-around.

The company began a new exploration program in June 2007. This program consists of 10,000 meters of diamond drilling and line-cutting for the 44-kilometer Induced Polarization survey extending to the property’s boundaries to the east and south.

It is expected that the current exploration program will continue into December 2007 at a cost of $2.5 million.

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

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the Fiscal Years Ended February 28, 2007, and February 28, 2006 should be read in conjunction with the financial statements of the Company and the notes thereto.

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

During the Fiscal Year ended February 28, 2007 the Company raised $1,476,940 through the sale of 3,627,975 shares.

During the Fiscal Year ended February 28, 2007 and for the preceding five fiscal years, Alpha Gold has been involved in the exploration for mineral deposits in British Columbia.

Results of Operations

The Fiscal Year Ended February 28, 2007 vs. the Fiscal Year Ended February 28, 2006

The loss for the fiscal year ended February 28, 2007 was ($298,178) or ($0.01) per share compared to ($415,746) or ($0.02) per share for the fiscal year February 29, 2006. The lower net loss for the fiscal year ended February 28, 2007 as compared to the fiscal year ended February 29, 2006 was due primarily to the fact that Alpha Gold wrote off no properties, as had occurred in the prior fiscal year.

Regarding the expenses, with the exception of the categories of Loss (gain) on disposal of equipment, shareholder relations, stock based compensation and property write-off the expense figures were similar to those of the last fiscal year.

The Company disposed of some equipment through a sale to an unrelated third party and recorded a gain in the amount of $30,115.

The category of shareholder relations increased by $85,856 as compared to the prior fiscal year. This was due to the fact that the Company retained the services of CHF Investor Relations. The terms of the agreement call for Alpha Gold to pay CHF Investor Relations $7,500 per month plus reimbursement for pre-approved expenses. CHF Investor Relations also received 250,000 share purchase options at a price of $0.40 subject to the normal vesting requirements of the TSX Venture Exchange.

The increase that occurred during the fiscal period in the category of “stock based compensation” resulted from the issuance of a greater number of share purchase options during Fiscal 2007 as compared to Fiscal 2006. For the fiscal year ended 2/28/2007 the amount was $195,500 as compared to $9,300 for the fiscal year ended 2/28/2006.  During the fiscal year ended 2/28/2007, the Company granted 1,200,000 stock options. Based on the fair values for the options granted, compensation expense of $195,500 was recorded in operations for the year.

During the fiscal year ended February 28, 2006, the Company wrote off its Goldbanks Property in the amount of $323,636 as discussed earlier. During Fiscal 2007, no properties were written-off.

Exploration costs increased during Fiscal 2007 to $1,232,929 compared to $720,510 during Fiscal 2006. Exploration expenditures during Fiscal 2007 were: assaying: $90,124; camp expenses: $90,198; drilling: $804,520; filing fees & claim assessment: $17,446; fuel: $601; geological/geochemical work and reports: $128,978; on-site management: $20,000; roadwork/reclamation $59,636; and, travel expenses of $21,426.

The Fiscal Year Ended February 28, 2006 vs. the Fiscal Year Ended February 28, 2005

The loss for the fiscal year ended February 28, 2007 was ($415,746) or ($0.02) per share compared to ($230,372) or ($0.01) per share for the fiscal year February 29, 2005. The higher net loss for the fiscal year ended February 28, 2007 as compared to the fiscal year ended February 29, 2005 was due primarily to the fact that Alpha Gold wrote off its Goldbanks Property, in the amount of $323,636, during Fiscal 2006. As disclosed earlier, management decided to abandon this property because of the decision to concentrate all of the Company’s efforts and capital on its Lustdust Property.

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

Liquidity and Capital Resources

The Fiscal Year Ended February 28, 2007

The working capital of the Company at February 28, 2007 was $1,358,808 as compared to $1,425,879 at February 29, 2006. The Company continued to have no long-term debt at February 28, 2007.

Cash provided by (used in) in the Twelve Months Ended February 28, 2007 by Operating Activities totaled ($267,961) including the net loss of ($298,178). Significant adjustments not affecting cash during the year were amortization in the amount of $24,983; “future income tax recovery” in the amount of ($160,151); stock based compensation in the amount of 195,500; and, gain on disposal of equipment in the amount of $30,115. The “future income tax recovery” resulted from the fact that there were additional expenditures incurred on the properties, which caused timing differences between actual taxes payable and future income taxes. The stock based compensation resulted from the issuance of 1,200,000-share purchase options.

Cash Used in Twelve Months Ended February 28, 2007 Investing Activities totaled ($1,143,463), consisting primarily of items related to mineral properties.

Cash Provided by Twelve Months Ended February 28, 2007 Financing Activities totaled $1,433,638 consisting of the issuance of common stock as disclosed earlier.

The Fiscal Year Ended February 28, 2006

The working capital of the Company at February 28, 2006 was $1,425,879 as compared to $1,777,087 at February 29, 2005. The Company continued to have no long-term debt at February 28, 2006.

Cash provided by (used in) in the Twelve Months Ended February 28, 2006 by Operating Activities totaled ($192,521) including the net loss of ($415,746). Significant adjustments not affecting cash during the year were amortization in the amount of $28,427; “future income tax recovery” in the amount of ($138,138); stock based compensation in the amount of 49,300; and, write-off of cost of and expenditures on exploration properties abandoned in the amount of $323,636. The “future income tax recovery” resulted from the fact that there were additional expenditures incurred on the properties, which caused timing differences between actual taxes payable and future income taxes. The stock based compensation resulted from the issuance of 100,000-share purchase options. And the write-off of cost of and expenditures on exploration properties abandoned resulted from the Company abandoning the Goldbanks Property.

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

a)

US GAAP requires that exploration costs related to projects at a pre-feasibility stage of development be charged to expense as incurred. Under Canadian GAAP costs incurred prior to the point where feasibility can be determined are not precluded from initial capitalization and subsequent deferral.

b)

Due to the write off of exploration costs, the future income liability for US GAAP is nil.

c)

Had the Company followed US GAAP, certain items on the statements of income and deficit would have been reported as follows:

	Cumulative, inception to February 28, 2007	2007	2006	2005
Loss per Canadian Gaap	($3,492,818)	($298,178)	($415,746)	($230,372)
Effect of the write-off exploration costs for the year	(6,548,780)	(1,229,752)	(304,342)	(661,265)
Effect of future income taxes	702,943	(111,558)	(138,138)	22,602
Loss per US GAAP	($9,338,655)	$(1,639,488)	($858,226)	($869,034)
Basic loss per share under US GAAP		($0.06)	($0.03)	($0.04)

d) The effects of the differences in accounting under Canadian GAAP and US GAAP on the balance sheets and statements of cash flows are as follows:

Balance Sheets	2007	2006
	Canadian GAAP	US GAAP	Canadian GAAP	US GAAP
Current assets	$1,384,273	$1,384,273	$1,430,289	$1,430,289
Reclamation bonds	25,000	25,000	7,000	7,000
Exploration properties and deferred costs	6,548,780		5,319,028	-
Equipment	50,626	50,626	67,498	67,498
	$8,008,679	$1,459,899	$6,823,815	$1,504,787
Current liabilities	$25,465	$25,465	$11,410	$11,410
Future income tax liability	702,943		814,501	-
Share capital	10,483,489	10,483,489	9,098,444	9,098,444
Contributed surplus	289,600	289,600	94,100	94,100
Deficit	(3,492,818)	(9,338,655)	(3,194,640)	(7,699,167
	$8,008,679	$1,459,899	$6,823,815	$1,504,787

e) Reconciliation of statements of cash flows

		2007
	Operations	Investing	Financing
Cash provided by (used) per Canadian GAAP	$(293,923)	$(1,143,463)	$1,433,638
Effect of the write-off of exploration and G&A project costs	(1,229,752)	1,229,752	-
Cash generated (used) per US GAAP	$(1,523,675	$86,289	$1,433,638

		2006
Cash provided by (used) per Canadian GAAP	$(180,841)	$(722,498)	$471,280
Effect of the write-off of exploration and G&A project costs	(720,510)	720,510
Cash generated (used) per US GAAP	$(901,351)	$(1,988)	$471,280

		2005
	Operations	Investing	Financing
Cash provided by (used) per Canadian GAAP	$(180,841)	$(722,498)	$471,280
Effect of the write-off of exploration and G&A project costs	(720,510)	720,510	-
Cash generated (used) per US GAAP	$(901,351)	$(1,988)	$471,280

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

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP except as noted in Footnote 10 to the financial statements.  The value of the U.S. Dollar in relationship to the Canadian Dollar was 1.17 as of February 28, 2007.

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

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management

Table No. 3 lists as of February 28, 2007, the names of the Directors and Senior Management of the Company.  The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.  The Senior Management serves at the pleasure of the Board of Directors.  Senior Management are citizens and residents of Canada.  All Directors are residents and citizens of Canada, except Claus te Wildt who is a resident and citizen of the United States.

Table No. 3

Directors and Senior Management

2/28/2007

_____________________________________________________________________________

_____________________________________________________________________________

Name	Position	Age	Date of First Election or Appointment

George Whatley (1) (2)	President/Director	70	11/8/1995
Richard Whatley (1) (3)	Secretary/Director	48	12/14/1989
Carl Pines (1)	Director	59	10/29/1999
Claus te Wildt (4)	Director	41	8/30/2005

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

6.B.  Compensation

					Long-Term Compensation

	Annual Compensation				Awards	Payouts

Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation	Securities Under Options/SARs Granted	Restricted Shares or Restricted Share Units	LTIP Payouts	All Other Comp.

George Whatley, President and Director	2007	Nil	Nil	84,800 (1)	400,000 (5)	Nil	Nil	Nil
	2006	Nil	Nil	$69,000 (2)	Nil	Nil	Nil	Nil
	2005	Nil	Nil	$76,800 (3)	400,000	Nil	Nil	Nil

Richard Whatley, CFO, Secretary and Director	2007	Nil	Nil	$67,000 (4)	250,000 (6)	Nil	Nil	Nil
	2006	Nil	Nil	$64,700 (4)	Nil	Nil	Nil	Nil
	2005	Nil	Nil	$59,000 (4)	300,000	Nil	Nil	Nil
	2004	Nil	Nil	$62,000 (4)	Nil	Nil	Nil	Nil

(1)

In Fiscal 2007, George Whatley received $60,000 as a fee for administration of the Company’s affairs, $20,000 as a fee to manage and supervise the drilling program and $4,800 as a car allowance.

(2)

In Fiscal 2006, George Whatley received $60,000 as a fee for administration of the Company’s affairs and $9,000 as a fee to manage and supervise the drilling program.

(3)

In Fiscal 2005, George Whatley received $60,000 as a fee for administration of the Company’s affairs, $12,000 as a fee to manage and supervise the drilling program and $4,800 as a car allowance.

(4)

Richard Whatley received these funds for engineering and survey services. During fiscal 2006, $2,700 was paid for a car allowance.

(5)

These options were granted on June 30, 2006 at an exercise price of $0.40 per Common Share with an expiry date of January 26, 2010.

(6)

On June 30, 2006, 200,000 outstanding options were cancelled prior to the regranting of options on June 30,2006. 100,000 options remained in the case of Richard Whatley.

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

Change of Control Remuneration.

The Company had no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 2007 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per Senior Management.

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

Pension/Retirement Benefits.

No funds were set aside or accrued by the Company during the Fiscal Year ended February 28, 2007 to provide pension, retirement or similar benefits for Directors or Senior Management.

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

6.D.  Employees

As of February 28, 2007, the Company retained, in addition to its Senior Management, one administrative person at its head office in Coquitlam, British Columbia. As required, the Company also retains geologists, engineers, geophysicists and other consultants on a per diem basis.  The Company has not experienced, and does not expect to experience, significant difficulty in attracting and retaining qualified personnel.

6.E.  Share Ownership

Table No. 4 lists, as of February 28, 2007, Directors and Senior Management who beneficially own the Company's voting securities, consisting solely of common shares, and the amount of the Company's voting securities owned by the Directors and Senior Management as a group.

Table No. 4

Shareholdings of Directors and Senior Management

Shareholdings of 5% Shareholders

_____________________________________________________________________________

_____________________________________________________________________________

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class#

Common	George Whatley (1)	1,702,850	5.8%
Common	Richard G. Whatley (2)	585,000	2.0%
Common	Carl Pines (3)	470,000	1.7%
Common	Claus te Wildt (4)	652,695	2.3%
	Total Directors/Management 5% Holders	3,410,545	11.8%

------------------------------------------------------------------------------

(1)

Of these shares 400,000 represent currently exercisable share purchase options and 43,000 share purchase warrants.

(2)

Of these shares 350,000 represent currently exercisable share purchase options.

(3)

Of these shares 70,000 represent currently exercisable share purchase options.

(4)

Of these shares 200,000 represent currently exercisable share purchase options and 140,000 share purchase warrants.

# Based on 29,036,919 shares outstanding as of February 28, 2007 and currently outstanding share purchase options and share purchase warrants held individually.

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

The names and titles of the Directors/Executive Officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 5 as of February 28, 2007, as well as the number of options granted to Directors and all employees as a group.

#

Table No. 5

Stock Options Outstanding

_____________________________________________________________________________

_____________________________________________________________________________

Name	Number of Common Shares	Cdn$ Exer. Price	Grant Date	Expiration Date

George Whatley	400,000	$0.40	1/25/2005	1/25/2010
Richard Whatley	100,000	$0.40	1/25/2005	1/25/2010
	250,000	$0.40	6/30/2006	1/26/2006
Carl Pines	70,000	$0.40	6/30/2006	1/26/2010
Natalie Whatley	430,000	$0.40	1/26/2005	1/26/2010
Claus te Wildt	200,000	$0.40	1/25/2005	1/25/2010
CHF Investor Relations	250,000	$0.40	3/31/2006	3/31/2010

Total Officers/Directors	1,020,000
Total Employees/Consultants	680,000

Total Options Outstanding	1,700,000

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

7.A.2.  Canadian Share Ownership.

On 2/28/2006, the Company’s shareholders’ list showed 29,036,919 common shares outstanding and The Company has researched the indirect holding by depository institutions and other financial institutions estimates that there are in excess of 300 the beneficial owners of its common shares.

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

7.A.4.  Change of Control of Company Arrangements.   No Disclosure Necessary

7.B.  Related Party Transactions

During the year, the Company paid fees of $147,000 (2006 - $131,000) for contract negotiation, property investigation, property acquisition, site investigation and management of field programs to George Whatley, the President and a Director of the Company, $8,550 (2006 - $8,350) for secretarial and bookkeeping services to Natalie Whatley, the wife of George Whatley, $6,000 (2006 - $6,000) for office rental, and $4,800 (2006 - $4,800) for car rental to George Whatley or companies controlled by George Whatley.

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

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.  The audit reports of De Visser Gray LLP, independent Chartered Accountants, are included herein immediately preceding the financial statements.

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

Table No. 6

TSX Venture Exchange

Common Shares Trading Activity

_____________________________________________________________________________

_____________________________________________________________________________

	HIGH	LOW
Fiscal Year Ended 2/28/07	$1.18	$0.43
Fiscal Year Ended 2/28/06	$0.52	$0.28
Fiscal Year Ended 2/28/05	$0.62	$0.41
Fiscal Year Ended 2/29/04	$0.85	$0.43
Fiscal Year Ended 2/28/03	$0.79	$0.30

Quarter Ended 2/28/07	$1.18	$0.66
Quarter Ended 11/30/06	$0.75	$0.49
Quarter Ended 8/31/06	$0.64	$0.33
Quarter Ended 5/31/06	$0.49	$0.30

Quarter Ended 2/28/06	$0.42	$0.28
Quarter Ended 11/30/05	$0.47	$0.345
Quarter Ended 8/31/05	$0.52	$0.43
Quarter Ended 5/31/05	$0.52	$0.39

June 2007	$0.80	$0.71
May 2007	$0.90	$0.61
April 2007	$0.78	$0.60
March 2007	$0.78	$0.61
February 2007	$0.87	$0.67
January 2007	$1.18	$0.71

_____________________________________________________________________________

_____________________________________________________________________________

The TSX Venture Exchange

The TSX Venture Exchange (“TSX-V”) is a result of the acquisition by the Toronto Stock Exchange of the Canadian Venture Exchange (“CDNX”) from its member firms on 8/1/2001.  The CDNX resulted from the merger between the Vancouver Stock Exchange and the Alberta Stock Exchange that took place on 11/29/1999, to form the CDNX.  The TSX Venture Exchange currently operates as a complementary but independent exchange from its parent, the Toronto Stock Exchange.

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

Stock Options

Refer to ITEM 6.E. and Table No. 5 for additional information.

Share Purchase Warrants

Table No. 7 lists, as of 2/28/2007, share purchase warrants outstanding, the date the share purchase warrants were issued, the exercise price, and the expiration date of the share purchase warrants.

Table No. 7

Share Purchase Warrants Outstanding

_____________________________________________________________________________

_____________________________________________________________________________

Effective Date of Issuance	Number of Share Purchase Warrants Originally Issued	Number of Share Purchase Warrants Still Outstanding	Exercise Price Year #1	Exercise Price Year #2	Expiration Date of Share Purchase Warrants

7/26/2005	971,960	971,960	$0.50	$0.50	7/25/2007
7/28/2006	1,749,612	1,620,864	$0.60	N/A	7/28/2007

9.A.6.  Differing Rights

9.A.7.a.  Subscription Warrants/Right

9.A.7.b.  Convertible Securities/Warrants

          --- No Disclosure Necessary ---

9.C.  Stock Exchanges Identified

The common shares trade on the TSX Venture Exchange in Vancouver, British Columbia.

Refer to ITEM #9.A.4.

ITEM 10.  ADDITIONAL INFORMATION

10.A.  Share Capital

10.A.1.  Authorized/Issued Capital.

There are 100,000,000 common shares, without par value, authorized.  As of February 28, 2007 there were 29,036,919 common shares issued and outstanding.

10.A.2.  Shares Not Representing Capital.

10.A.3.  Shares Held By Company.

--- No Disclosure Necessary ---

10.A.4.  Stock Options/Share Purchase Warrants

10.A.5.  Stock Options/Share Purchase Warrants

--- Refer to Table No. 5 and Table No. 7. ---

10.A.6.  History of Share Capital

Fiscal Year	Nature of Share Issuance	Number of Shares	Capital Raised

2004	Private Placement	1,500,000	$525,000
	Exercise of Stock Options	175,000	$57,750
	Exercise of Share Purchase Warrants	685,714	$315,429
	Exercise of Share Purchase Warrants	250,000	$125,000
	Exercise of Share Purchase Warrants	100,000	$50,000
	Exercise of Share Purchase Warrants	50,000	$21,500
	Private Placement	999,999	$599,999
2005	Private Placement	575,000	$230,000
	Exercise of share purchase warrants	78,100	$39,050
	Exercise of share purchase warrants	396,400	$170,452
2006	Private Placement	957,260	$478,630
2007	Private Placement	3,499,225	$1,399,690
	Exercise of Share Purchase Warrants	128,750	$77,250

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

10.G.  Statement by Experts

The selected financial data of the Company for the Fiscal Year ended February 28, 2007 were derived from the financial statements of the Company that have been audited by De Visser Gray LLP, independent chartered accounts, as indicated in their audit report, which are included elsewhere in this annual report. The selected financial data for the Company for the Fiscal Years ended February 28, 2006/2005 and February 29, 2004 and February 28, 2005 were derived from the financial statements of the Company that have been audited by MacKay & company independent Chartered Accountants; these financial statements are not included herein.

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

Item 16C. Principal Accountant Fees and Services

Table Number 14 discloses the fees billed to the Company by its independent auditors, Mackay LLP and De Visser Gray LLP, Chartered Accountants, for each of the last two years.

	Fiscal Year Ended February 28, 2006	Fiscal Year Ended February 28, 2007

Audit Fees	$ 22,600	$ 23,500
Audit Related Fees	Nil	Nil
Tax Fees	$2,000	$5,450
All Other Fees	Nil	Nil
Total	$24,600	$28,950

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

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.  The audit report of De Visser Gray LLP, independent Chartered Accountants, is included herein immediately preceding the audited financial statements.

Audited Financial Statements

Auditor's Report, dated 6/22/2007

Statements of Operations and Deficit for the years ended 2/28/2007, 2/28/2006, and 2/28/2005 and cumulative Inception to 2/28/2007

Balance Sheets at 2/28/07 and 2/28/06

Statements of Cash Flows for the years ended 2/28/2007, 2/28/2007, and 2/29/2007 and Cumulative Inception to 2/28/2007

Notes to Financial Statements

ITEM 18.  FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to ITEM #17.

ITEM 19.  EXHIBITS

Certifications required by Section 302 of Sarbanes-Oxley Act of 2002 and SEC Rule 33-8124

SIGNATURE PAGE

#

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

Alpha Gold Corp.

(An Exploration Stage Company)

Years Ended February 28, 2007 and 2006

Financial Statements

Alpha Gold Corp. (An Exploration Stage Company)
Financial Statements
February 28, 2007

Auditors’ Report	3

Statements of Operations and Deficit	4

Balance Sheets	5

Statements of Cash Flows	6

Notes to the Financial Statements	7 – 18

Schedule of Acquisition Costs	19

Schedule of Deferred Expenditures	20

#

D E  V I S S E R  G R A Y  L L P

CHARTERED ACCOUNTANTS

401 - 905 West Pender Street

Vancouver, BC Canada

V6C 1L6

Tel: (604) 687-5447

Fax: (604) 687-6737

AUDITORS’ REPORT

To the Shareholders of Alpha Gold Corp.

We have audited the balance sheet of Alpha Gold Corp. as at February 28, 2007 and 2006 and the statements of operations and deficit and cash flows for each of the three years ended February 28, 2007, February 28, 2006 and February 28, 2005 and cumulative from inception to February 28, 2007.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of Alpha Gold Corp. as at February 28, 2007 and 2006 and the results of its operations and its cash flows for each of the three years ended February 28, 2007, February 28, 2006 and February 28, 2005 and cumulative from inception to February 28, 2007 in accordance with Canadian generally accepted accounting principles.

The financial statements as at February 28, 2006 and 2005 and for the three years ended February 28, 2006, February 28, 2005 and February 29, 2004 and cumulative from inception to February 28, 2006, were audited by the other auditors who expressed an opinion without reservation on those financial statements in their report dated May 31, 2006.

“DeVisser Gray LLP”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

June 22, 2007

Alpha Gold Corp.

(An Exploration Stage Company)

Statements of Operations and Deficit

	Cumulative Inception to	For the year ended,
	February 28, 2007	February 28, 2007	February 28, 2006	February 28, 2005
Expenses
Amortization	246,237	24,983	28,427	23,895
Automotive	114,535	16,454	9,302	14,494
Bad debts	14,999	-	-	-
Consulting and management fees	529,263	60,000	60,000	60,000
Financial relations	59,000	-	-	-
Gain on disposal of exploration property	(52,202)	-	-	-
Insurance	36,237	4,088	4,079	4,190
Loss (gain) on disposal of equipment	(7,400)	(30,115)	-	2,327
Office, printing and miscellaneous	331,344	13,826	16,016	13,488
Professional fees	750,019	66,420	67,976	51,779
Property investigation	25,052	-	-	-
Regulatory and transfer fees	180,235	25,018	20,785	12,931
Rent	90,930	6,000	6,000	6,000
Repairs and maintenance	13,291	-	-	-
Shareholder relations	253,537	112,740	26,884	4,105
Stock based compensation (note 6)	287,800	195,500	9,300	83,000
Telephone	13,291	3,304	3,961	3,611
Travel and promotion	126,631	10,790	10,959	8,772
Wages	12,864	-	-	-
Write-off of cost of and expenditures on exploration properties abandoned	1,133,596	-	323,636	-
Write-down of fixed assets	46,527	-	-	-
	4,210,266	509,008	587,325	288,592
Net loss before other items and income taxes	4,210,266	509,008	587,325	288,592

Other items
Insurance proceeds	12,898	-	-	-
Interest	480,346	50,454	34,847	36,685
Gain on disposal of marketable securities	40,094	-	-	-
Interest, bank charges and foreign exchange	(21,607)	225	(1,406)	(1,067)
Loss on realization of demand debenture	(14,487)	-	-	-
	497,244	50,679	33,441	35,618
Net loss before income taxes	3,713,022	458,329	553,884	252,974
Future income taxes (recovery)	(220,204)	(160,151)	(138,138)	(22,602)
Net loss for the period	3,492,818	298,178	415,746	230,372
Deficit – beginning of period	-	(3,194,640)	(2,778,894)	(2,548,522)
Deficit – end of period	$ (3,492,818)	$ (3,492,818)	$ (3,194,640)	$ (2,778,894)
Basic and diluted loss per share		$ (0.01)	$ (0.02)	$ (0.01)
Weighted average number of shares outstanding		27,452,763	25,010,086	23,817,700

Alpha Gold Corp.

(An Exploration Stage Company)

Balance Sheets

February 28,	2007	2006

Assets

Current
Cash and cash equivalents	$1,253,430	$1,257,178
Other receivables	29,134	4,226
Subscription receivable	6,000	-
Taxes receivable	95,709	168,278
Prepaid expense	-	607

	1,384,273	1,430,289

Reclamation bond (note 3)	25,000	7,000

Investment in exploration properties (note 3 and Schedule)	513,682	513,682

Expenditures on exploration properties (note 3 and Schedule)	6,035,098	4,805,346

Equipment (note 4)	50,626	67,498

	$ 8,008,679	$ 6,823,815

Liabilities

Current
Accounts payable and accrued liabilities	$ 25,465	$ 11,410

Future income tax liability (note 7)	702,943	814,501

	728,408	825,911

Shareholders’ Equity

Share capital (note 5)	10,483,489	9,098,444

Contributed surplus (notes 5 and 6)	289,600	94,100

Deficit	(3,492,818)	(3,194,640)

	7,280,271	5,997,904

	$ 8,008,679	$ 6,823,815

Nature of operations (note 1)

Approved by the Directors:
“George Whatley”	Director

“Richard Whatley”	Director

Alpha Gold Corp.

(An Exploration Stage Company)

Statements of Cash Flows

	Cumulative Inception to	For the year ended,
	February 28, 2007	February 28, 2007	February 28, 2006	February 28, 2005
Cash provided by (used in):
Operating activities
Net loss for the period	$ (3,492,818)	$ (298,178)	$ (415,746)	$ (230,372)
Items not affecting cash:
Amortization	246,237	24,983	28,427	23,895
Future income taxes (recovery)	(220,204)	(160,151)	(138,138)	(22,602)
Loss (gain) on disposal of equipment	(7,400)	(30,115)	-	2,327
Gain on sale of exploration property	(52,202)	-	-	-
Gain on disposal of marketable securities	(40,094)	-	-	-
Loss on realization of demand debenture	14,487	-	-	-
Stock based compensation	287,800	195,500	9,300	83,000
Write-off of cost of and expenditures on exploration properties abandoned	1,133,596	-	323,636	-
Write-down of fixed assets	46,527	-	-	-

	(2,084,071)	(267,961)	(192,521)	(143,752)

Changes in non-cash working capital (note 9)	(337,240)	(25,962)	11,680	3,744

	(2,421,311)	(293,923)	(180,841)	(140,008)

Investing activities
Investment in and expenditures on exploration properties	(7,485,351)	(1,147,466)	(720,510)	(462,061)
Proceeds on disposal of exploration property	20,000	-	-	-
Proceeds on disposal of marketable securities	60,094	-	-	-
Acquisition of reclamation bonds	(25,000)	(18,000)	-	-
Sale (purchase) of equipment, net of disposal	(291,188)	22,003	(1,988)	(82,743)
Demand debenture	(12,250)	-	-	-

	(7,733,695)	(1,143,463)	(722,498)	(544,804)

Financing activity
Proceeds on issuance of shares, net of issue costs	11,408,436	1,433,638	471,280	439,502

Increase (decrease) in cash for the period	1,253,430	(3,748)	(432,059)	(245,310)

Cash and cash equivalents – beginning	-	1,257,178	1,689,237	1,934,547

Cash and cash equivalents – ending	$ 1,253,430	$ 1,253,430	$ 1,257,178	$ 1,689,237

Supplemental cash flow information (note 9)

Alpha Gold Corp.

(An Exploration Stage Company)

Notes to the Financial Statements

February 28, 2007 and 2006

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

Accounts included in the balance sheet are translated at rates of exchange at period end; except that, equipment and investment in and expenditures on exploration properties are translated at rates prevailing at acquisition or exploration date.

All gains and losses arising from the translation of foreign currency are included in operations.

c)

Cash and Cash Equivalents

The Company considers all investments that are cashable on demand and utilized periodically for day to day operations to be cash equivalents.

At February 28, 2007 the Company held a term deposit of $1,100,000 (2006 - $1,184,869), bearing interest at 4% per annum.

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

February 28, 2007 and 2006

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

The Company has adopted the CICA’s Handbook Section 3110 “asset retirement obligations” which establishes standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs. The standards apply to legal obligations associated with the retirement of long-lived tangible assets that arise from the acquisition, construction, development or normal operation of such assets. The standards require that a liability for an asset retirement obligation be recognized in the period in which it is incurred and when a reasonable estimate of the fair value of the liability can be made.  Furthermore, a corresponding asset retirement cost should be recognized by increasing the carrying amount of the related long-lived asset.  The asset retirement cost is subsequently allocated in a rational and systematic method over the underlying asset’s useful life.  The initial fair value of the liability is accreted, by charges to operations, to its estimated nominal future value. As of February 28, 2007 and 2006 no amount has been accrued.

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

Share issue costs incurred on the issue of the Company’s shares are charged directly to share capital.

Alpha Gold Corp.

(An Exploration Stage Company)

Notes to the Financial Statements

February 28, 2007 and 2006

2.	Significant Accounting Policies (continued)

h)	Flow-Through Shares

The Company has adopted the CICA’s guidance on the accounting treatment of Canadian flow-through shares through Emerging Issues Committee abstract-EIC 146.  All flow-through shares issued by the Company on or after March 19, 2004 have been accounted for in accordance with this Abstract.  The Abstract recommends that upon renunciation to the shareholders, the Company will reduce share capital and record a temporary future income tax liability for the amount of the tax deduction renounced to shareholders.  In instances where the Company has sufficient available tax loss carry forwards or other deductible temporary differences available to offset the renounced tax deductions, the realization of the deductible temporary differences will be credited to operations in the period of renunciation.

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

Alpha Gold Corp.

(An Exploration Stage Company)

Notes to the Financial Statements

February 28, 2007 and 2006

2.	Significant Accounting Policies (continued)

	m)	Measurement Uncertainty

The amounts recorded for asset retirement obligation, equipment and the future recovery of the recorded cost of the properties are based on estimates.   By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

3.	Exploration Properties
			2007	2006

		Acquisition costs (Schedule)	$ 513,682	$ 513,682
		Deferred expenditures (Schedule)	6,035,098	4,805,346
			$ 6,548,780	$ 5,319,028

	(a)	Lust Dust Claims

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

(b)

Goldbanks

On October 30, 1995, the Company entered into an agreement to acquire a 100% interest in certain mineral claims situated in Pershing County, Nevada, USA.  The Company had previously entered into an option agreement to acquire the mineral claims in the 1995 fiscal year.  The company and the vendor agreed to terminate the option agreement dated April 30, 1994.  Payments under the option agreement totaled $26,400 US and were applied to the purchase.  In addition to the above payments, the Agreement calls for the issuance to the vendor of 100,000 shares of Alpha Gold Corp.  As at February 28, 2007, regulatory approval had been received but the shares had not yet been issued.

During the prior year, the Company abandoned its interest in Goldbanks.  The value of the investment and the related deferred expenditures have therefore been written off and charged to operations.

Alpha Gold Corp.

(An Exploration Stage Company)

Notes to the Financial Statements

February 28, 2007 and 2006

4.	Equipment
	February 28, 2007		Cost	Accumulated Amortization		Net Book Value
	Computer equipment		$ 7,288	$ 4,630		$ 2,658
	Furniture & fixtures		16,361	15,393		968
	Trucks		59,384	12,384		47,000
			$ 83,033	$ 32,407		$ 50,626
	February 28, 2006
	Computer equipment		$ 7,288	$ 3,490		$ 3,798
	Furniture & fixtures		16,361	15,151		1,210
	Trucks		105,025	42,535		62,490
			$ 128,674	$ 61,176		$ 67,498

5.	Share Capital

	a)		Authorized

	100,000,000 common shares without par value

	b)	Issued
			2007		2006
			Number		Number
			of Shares	Amount	of Shares	Amount

	Balance - beginning of the year		25,408,944	$9,098,444	24,451,684	$ 8,628,964

	Issued during the year
	- for cash @ $0.50		-	-	957,260	478,630
	- for cash @ $0.40		3,499,225	1,399,690	-	-
	Warrants exercised		128,750	77,250	-	-
	Share issue costs		-	(43,302)	-	(9,150)
	Income tax benefits renounced on flow through shares issued		-	(48,593)	-	-

	Balance – end of the year		29,036,919	$10,483,489	25,408,944	$ 9,098,444

c)	Share issuances

	During the current year:
	i)

3,499,225 units were issued at $0.40 per unit (of which 2,781,500 were “flow-through” units).  Each unit consisted of one common share and one-half warrant.  Each whole warrant is exercisable to purchase one additional non flow-through common share for $0.60, expiring July 28, 2007.  Share issue costs on this transaction were $43,302 for finder’s fees paid in cash.

	ii)

The Company renounced the income tax benefits attached to the 285,000 flow-through shares issued during the prior year. This renunciation resulted in an increase in the future income tax liability of $48,593 and a reduction in share capital of the same amount.

Alpha Gold Corp.

(An Exploration Stage Company)

Notes to the Financial Statements

February 28, 2007 and 2006

5.	Share Capital (continued)

c)	Share issuances (continued)

	In the prior year:
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

Dividend rate

0.00%

Strike price

$ 0.50

Risk-free interest rate

3.04%

Spot price

$ 0.50

Expected life

2 years

Fair value

$ 0.12

Expected annual volatility

38.00%

Based on the fair values above for the broker warrants granted, non-cash share issue costs of $1,800 were credited to contributed surplus.

d)	Warrants outstanding

	Warrant transactions for the respective years are summarized as follows:
		Number of warrants	Weighted average exercise price
	Balance, February 28, 2005	575,000	$ 0.46
	Warrants granted	971,960	$ 0.50
	Balance, February 28, 2006	1,546,960	$ 0.49
	Warrants granted	1,749,614	$ 0.60
	Warrants exercised	(128,750)	$ 0.60
	Warrants expired	(575,000)	$ 0.46
	Balance, February 28, 2007	2,592,824	$ 0.56

	As of February 28, 2007, the following share purchase warrants were outstanding:

	Number of shares	$ per share	Expiry date
	971,960	$ 0.50	July 25, 2007
	1,620,864	$ 0.60	July 28, 2007
	2,592,824

Alpha Gold Corp.

(An Exploration Stage Company)

Notes to the Financial Statements

February 28, 2007 and 2006

5.	Share Capital (continued)

e)	Options outstanding

The Company has established a share purchase option plan whereby the board of directors may, from time to time, grant options to directors, officers, employees or consultants to acquire up to 2,445,168 common shares.  The exercise price of an option is not less than the closing price on the Exchange on the last trading day preceding the grant.

Number of options	Weighted average exercise price
Balance, February 28, 2005	1,550,000	$ 0.40
Options granted	100,000	$ 0.40
Options expired	(300,000)	$ 0.50
Balance, February 28, 2006	1,350,000	$ 0.40
Options granted	1,200,000	$ 0.40
Options expired	(850,000)	$ 0.40
Balance, February 28, 2007	1,700,000	$ 0.40

A summary of the Company’s options outstanding at February 28, 2007 are as follows:

Number of options outstanding	Number of options exercisable	$ per share	Expiry date
250,000	187,500	$ 0.40	April 1, 2007
500,000	500,000	$ 0.40	January 28, 2010
950,000	950,000	$ 0.40	January 26, 2010
1,700,000	1,637,500

f)	Contributed surplus
2007	2006
Balance, beginning of year	$ 94,100	$ 83,000
Stock-based compensation expense	195,500	9,300
Broker warrants	-	1,800
Balance, end of year	$ 289,600	$ 94,100

Alpha Gold Corp.

(An Exploration Stage Company)

Notes to the Financial Statements

February 28, 2007 and 2006

6.	Stock Based Compensation

During the year ended February 28, 2007, the Company granted 1,200,000 stock options.  The fair value of each option granted was estimated on the grant date using the Black-Scholes option-pricing model with the following weighted average assumptions:

Dividend rate

0.00%

Strike price

$ 0.40

Risk-free interest rate

4.09%

Spot price

$ 0.41

Expected life

2.9 years

Fair value

$ 0.17

Expected annual volatility

56.13%

As disclosed above the Company granted 950,000 options exercisable at $0.40 per share which vested immediately and granted 250,000 options exercisable at $0.40 per share with the following vesting terms; ¼  three months from date of grant and ¼ every three months thereafter.

Based on the fair values above for the options granted and vested, compensation expense of $195,500 was recorded in operations for the year, and credited to contributed surplus.

7.	Income Taxes

	A reconciliation of current income taxes at statutory rates with the reported taxes is as follows:

		2007	2006
	Loss for the year before income taxes	$ 458,329	$ 553,884

	Statutory Canadian corporate rates	34.10%	34.10%

	Anticipated tax expense (recovery)	$(156,290)	$(188,874)
	Effect of tax rate change	(44,894)	(26,584)
	Change in rates resulting from:
	Items not deductible for tax purposes	88,281	16,411
	Expiry of non-capital loss carry-forward	35,583	49,926
	Change in valuation allowance	(61,535)	10,983
	Actual income tax recovery	$ (160,151)	$(138,138)

	The significant components of the Company's future income tax assets and liabilities are as follows:

		2007	2006
	Future income tax assets:
	Non-capital loss carry-forwards	$325,665	$318,576
	Property and equipment	42,497	46,536
	Share issue costs	17,105	12,756
	Capital losses	3,797	2,088
	Valuation allowance	(263,804)	(318,576)
		125,260	61,380
	Future income tax liability:
	Mineral properties	(847,562)	(875,881)
	Net future income tax assets (liability)	$(722,302)	$(814,501)

Alpha Gold Corp.

(An Exploration Stage Company)

Notes to the Financial Statements

February 28, 2007 and 2006

7.	Income Taxes (continued)

The Company has available non-capital losses of $1,050,531, Cumulative Canadian Exploration Expenses of $2,219,049, Cumulative Canadian Development Expenses of $657,236 and Cumulative Foreign Exploration and Development Expenses of $938,424 which may be carried forward to reduce taxable income in future years.  The potential future income tax benefit arising from the non-capital losses prior to 2007 is not reflected in these financial statements. The non-capital losses expire as follows:

	2008	$ 109,248
	2009	121,751
	2010	150,073
	2011	149,625
	2015	143,752
	2016	176,091
	2027	199,991

		$1,050,531

The Company has recorded a valuation allowance against its future income tax asset related to non-capital loss carry-forwards that expire on or before 2016 because it does not believe it is more likely than not that sufficient taxable income will be realized during the carry-forward period to utilize the future tax asset.

8.	Related Party Transactions

During the year, the Company paid fees of $147,000 (2006 - $131,000) for contract negotiation, property investigation, property acquisition, site investigation and management of field programs, $8,550 (2006 - $8,350) for secretarial and bookkeeping services, $6,000 (2006 - $6,000) for office rental, and $4,800 (2006 - $2,700) for car rental to directors of the Company or companies controlled by directors of the Company.

These transactions are in the normal course of operations and have been valued in these financial statements at the exchange amount which is the amount of consideration established and agreed to by the related parties.

9.	Supplemental Cash Flow Information
	Changes in non-cash working capital
		2007	2006	2005
	Other receivables	$(24,908)	$10,563	$ (3,523)
	Subscription receivable	(6,000)	-	-
	Prepaid expense	607	4,047	7,321
	Accounts payable and accrued liabilities	4,339	(2,930)	(54)
		$(25,962)	$11,680	$ 3,744

Alpha Gold Corp.

(An Exploration Stage Company)

Notes to the Financial Statements

February 28, 2007 and 2006

9.	Supplemental Cash Flow Information (continued)

	The Company had the following cash transactions
		2007	2006	2005
	Interest paid	$ 694	$ 415	$ 512
	Interest received	$32,496	$34,758	$ 63,219
	Income taxes received	$75,746	$ -	$274,919
	The Company had the following non-cash transactions
		2007	2006	2005
	Share issue costs	$ -	$ 1,800	$ -

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

	a)

US GAAP requires that exploration costs related to projects at a pre-feasibility stage of development be charged to expense as incurred.  Under Canadian GAAP costs incurred prior to the point where feasibility can be determined are not precluded from initial capitalization and subsequent deferral.

	b)	Due to the required expensing of exploration costs, the future income liability for US GAAP is nil.

	c)	Had the Company followed US GAAP, certain items on the statements of income and deficit would have been reported as follows:

			Cumulative, inception to February 28, 2007	2007	2006	2005

		Loss per Canadian GAAP	$(3,492,818)	$(298,178)	$(415,746)	$(230,372)
		Effect of the expensing of exploration costs for the year	(6,548,780)	(1,229,752)	(304,342)	(661,264)
		Effect of future income taxes	702,943	(111,558)	(138,138)	22,602

		Loss per US GAAP	$(9,338,655)	$(1,639,488)	$(858,226)	$(869,034)

		Basic loss per share under US GAAP		$(0.06)	$(0.03)	$(0.04)

Alpha Gold Corp.

(An Exploration Stage Company)

Notes to the Financial Statements

February 28, 2007 and 2006

#

#

10.	Generally Accepted Accounting Principles in Canada and the United States (continued)

	d)	The effects of the differences in accounting under Canadian GAAP and US GAAP on the balance sheets and statements of cash flows are as follows:
		Balance sheets	2007		2006
			Canadian GAAP	US GAAP	Canadian GAAP	US GAAP

		Current assets	$1,384,273	$1,384,273	$1,430,289	$1,430,289
		Reclamation bonds	25,000	25,000	7,000	7,000
		Exploration properties and deferred costs	6,548,780	-	5,319,028	-
		Equipment	50,626	50,626	67,498	67,498
			$8,008,679	$1,459,899	$6,823,815	$1,504,787

		Current liabilities	$25,465	$ 25,465	$ 11,410	$ 11,410
		Future income tax liability	702,943	-	814,501	-
		Share capital	10,483,489	10,483,489	9,098,444	9,098,444
		Contributed surplus	289,600	289,600	94,100	94,100
		Deficit	(3,492,818)	(9,338,655)	(3,194,640)	(7,699,167)
			$8,008,679	$1,459,899	$ 6,823,815	$ 1,504,787

	e)	Reconciliation of statements of cash flows
				2007
				Operations	Investing	Financing
		Cash provided by (used) per Canadian
		GAAP		$(293,923)	$(1,143,463)	$1,433,638
		Effect of the write-off of exploration and
		G&A project costs		(1,229,752)	1,229,752	-
		Cash generated (used) per US GAAP		$(1,523,675)	$ 86,289	$1,433,638

				2006
				Operations	Investing	Financing
		Cash provided by (used) per Canadian
		GAAP		$ (180,841)	$ (722,498)	$ 471,280
		Effect of the write-off of exploration and
		G&A project costs		(720,510)	720,510	-
		Cash generated (used) per US GAAP		$ (901,351)	$ (1,988)	$ 471,280

				2005
				Operations	Investing	Financing
		Cash provided by (used) per Canadian
		GAAP		$(140,008)	$(544,804)	$ 439,502
		Effect of the write-off of exploration and
		G&A project costs		(462,061)	462,061	-
		Cash generated (used) per US GAAP		$(602,069)	$(82,743)	$ 439,502

Alpha Gold Corp.

(An Exploration Stage Company)

Notes to the Financial Statements

February 28, 2007 and 2006

11.	Subsequent Events

5,862,214 units were issued for proceeds of $4,116,489 (of which 3,060,496 were “flow-through” units and 2,801,718 non-flow-through units).  Each unit consisted of one common share (either flow-through or non-flow-through) and one-half share purchase warrant, priced at $0.75 per flow-through unit and $0.65 per non-flow-through unit.  Each whole warrant is exercisable to purchase one additional non-flow-through common share for $0.90, expiring May 28, 2008.  Share issue costs on this transaction were 8% of proceeds for finder’s fees which was paid in cash.

Alpha Gold Corp.

(An Exploration Stage Company)

Schedule of Acquisition Costs

Years ended February 28, 2007 and 2006

			Total
	Lust Dust	Goldbanks	2007	2006

Balance - beginning of year	$513,682	$ -	$513,682	$550,114

Acquisition costs for the year	-	-	-	-
Write-down of mineral property	-	-	-	(36,432)

Balance - end of year	$513,682	$ -	$513,682	$513,682

Alpha Gold Corp.

(An Exploration Stage Company)

Schedule of Deferred Expenditures

Years ended February 28, 2007 and 2006

			Total
	Lust Dust	Goldbanks	2007	2006

Exploration
Assaying	$90,124	$ -	$90,124	$31,645
Camp expenses	90,198	-	90,198	22,739
Drilling	804,520	-	804,520	496,140
Filing fees & claim assessment	17,446	-	17,446	5,006
Fuel	601	-	601	242
Geological/geochemical
work and reports	128,978	-	128,978	125,682
On-site management	20,000	-	20,000	9,000
Roadwork/reclamation	59,636	-	59,636	18,714
Travel	21,426	-	21,426	11,342

	1,232,929	-	1,232,929	720,510
BC Mining Tax Credit	(3,177)	-	(3,177)	(92,532)

Expenses for the year	1,229,752	-	1,229,752	627,978

Balance – beginning of the year	4,805,346	-	4,805,346	4,464,572
Write-down of mineral property	-		-	(287,204)

Balance – end of the year	$6,035,098	$ -	$ 6,035,098	$4,805,346

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alpha Gold Corp.

Registrant

Dated: August 28, 2007	Signed: /s/ George Whatley

George Whatley, President and CEO

#