Form 20-F
period 2008-02-29
ALPHA GOLD CORP
filed 2008-08-20
CIK 1157807

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Fiscal Year Ended September 30, 2008

OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ to ________

OR
[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

Commission file number 0-31195

Alpha Gold Corporation

(Exact name of Registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

410 Donald Street, Coquitlam, British Columbia, Canada  V3K 3Z8

(Address of principal executive offices)

George Whatley: 604-939-4083; alpha-gold@shaw.ca; 410 Donald St, Coquitlam, BC  V3K 3Z8

(Name, Telephone, E-mail and/or Facsimile and Address of Company Contact Person)

Securities to be registered pursuant to Section 12(b) of the Act:  None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:	None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.	38,867,814

Indicate by check mark if the registrant is a well-known, seasoned issuer, as defined in Rule 405 of the Securities Act.	Yes [ ]	No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.	Yes [ ]	No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days

Yes [X]	No [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer:
(Check one) Large accelerated filer [ ] Accelerated filer [ ]	Non-accelerated filer [X]

Indicate by check mark which basis of accounting registrant has used to prepare financial statements included in this filing:
U.S. GAAP [ ] International Financial Reporting Standards as issued by International Accounting Standards Board [ ]	Other [X]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:	Item 17 [X]	Item 18 [ ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).	Yes [ ]	No [X]

Index to Exhibits on Page 53

ALPHA GOLD CORPORATION

FORM 20-F ANNUAL REPORT

FISCAL 2008 ENDED FEBRUARY 29, 2008

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

BUSINESS OF ALPHA GOLD CORPORATION

The Company is engaged, directly and indirectly through subsidiaries, in the acquisition and exploration of mineral properties.  The Company's primary property is a gold-copper exploration property, the Lustdust Property, located in north-central British Columbia.

The Company will not know that a commercially viable mineral deposit, a reserve, exists in the Lustdust Property until sufficient and appropriate exploration work is done and a comprehensive evaluation of such work concludes economic and legal feasibility.  The Company has not reported any revenue from operations since incorporation; as such, the Company is defined as an “exploration-stage company”.

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

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3.  KEY INFORMATION

3.A.1.  Selected Financial Data

3.A.2.  Selected Financial Data

The selected financial data of the Company for Fiscal 2008 Ended 2/29/2008 and Fiscal 2007 Ended 2/28/2007 were derived the financial statements of the Company that were audited by DeVisser Gray LLP, Chartered Accountants.  The selected financial data of the Company for Fiscal 2006 Ended 2/28/2006 were derived from the financial statements of the Company that were audited by MacKay LLP, independent chartered accountants.  These financial statements and their audit reports are included elsewhere in this Annual Report.

The selected financial data for the Company for Fiscal 2005 Ended 2/28/2005 and Fiscal 2004 Ended 2/29/2004 were derived from the financial statements of the Company that were audited by MacKay LLP, independent Chartered Accountants; these financial statements are not included herein.

The auditor’s conducted their audits in accordance with United States and Canadian generally accepted auditing standards, and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that the auditor plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.  The auditor’s report states that they believe that their audits provided a reasonable basis for their opinion.

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

The following table is derived from the financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) and Canadian/USA Generally Accepted Auditing Standards (GAAS).  All material numerical differences between Canadian GAAP and US GAAP, as applicable to the Company, are described in footnotes to the financial statements.

Table No. 1
Selected Financial Data
(CDN$, except per share data)
	Audited Fiscal 2008 Ended 2/29/2008	Audited Fiscal 2007 Ended 2/28/2007	Audited Fiscal 2006 Ended 2/28/2006	Audited Fiscal 2005 Ended 2/28/2005	Audited Fiscal 2004 Ended 2/29/2004
Canadian GAAP
Sales Revenue	Nil	Nil	Nil	Nil$x	Nil
Operating Income (Loss)	($410,783)	($509,008)	($587,325)	($288,592)	($283,804)
Net (Loss)/Comprehensive (Loss)	$41,618	($298,178)	($415,746)	($230,372)	($165,687)
Basic (Loss) Per Share	$0.00	($0.01)	($0.02)	($0.01)	($0.01)
Dividends Per Share	Nil	Nil	Nil	Nil	Nil
Basic Weighted Avg. Shares O/S	34,581,970	27,452,763	25,010,086	23,817,700	22,248,879
Period-End Shares O/S	38,867,814	29,036,919	25,408,944	23,451,684	23,402,184
Working Capital	$4,207,628	$1,358,808	$1,418,879	$1,777,087	$2,225,344
Investments in Min Properties	$513,682	$513,682	$513,682xxx,xxx	$550,114	$550,114
Expenditures on Min Properties	$7,789,375	$6,035,098	$4,805,346	$4,464,572	$3,803,308
LT Debt	Nil	Nil	Nil	Nil	Nil
Shareholder’s Equity	$11,906,082	$7,280,271	$5,997,904	$5,933,070	$5,740,704x,xxx,xxx
Total Assets	$12,680,449	$8,008,679	$6,823,815	$6,900,048	$6,623,199x,xxx,xxx
US GAAP
Net Income (Loss)(1)	($2,034,379)	($1,639,488)
Net Income (Loss) Per Share	($0.06)	($0.06)
Mineral Properties	Nil	Nil
Shareholders’ Equity	$4,363,645	$1,434,434
Total Assets	$4,277,392	$1,459,899

(1) Cumulative Net Loss to 2/29/2008 under USGAAP was ($10,993,637).

______________________________________________________________________________________________

______________________________________________________________________________________________

3.A.3.  Exchange Rates

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

The following table sets forth the exchange rates for the Canadian Dollar at the end of five most recent fiscal years ended the last day of February, the average rates for the period, and the range of high and low rates for the period.  The average rates for the periods, the range of high and low rates for the periods and the closing values for the periods are disclosed.  The data for each month during the most recent six months is also provided.

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

Table No. 2
U.S. Dollar/Canadian Dollar
Period	Average	High	Low	Close
June 2008		1.03	1.00	1.02
May 2008		1.02	0.98	0.99
April 2008		1.03	1.00	1.01
March 2008		1.03	0.98	1.03
February 2008		1.02	0.97	0.97
January 2008		1.03	0.99	1.00
Fiscal Year Ended 2/29/2008	1.11	1.18	0.97	0.97
Fiscal Year Ended 2/28/2007	1.14	1.19	1.10	1.17
Fiscal Year Ended 2/28/2006	1.19	1.27	1.14	1.14
Fiscal Year Ended 2/28/2005	1.29	1.39	1.18	1.23
Fiscal Year Ended 2/29/2004	1.37	1.49	1.27	1.34

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

Need for Additional Financing:

The Company is engaged in the business of exploring mineral properties, and press releases regarding the Company’s business, show changes in estimates and evaluations by securities analysts or other events or factors.  In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small-capitalization companies such as the Company, has experienced wide fluctuations that have not necessarily been related to the operations, performances, underlying asset values, or prospects of such companies.  For these reasons, the Company’s common shares can also be expected to be subject to volatility resulting from purely market forces over which the Company will have no control.    If these exploration programs are successful, additional financing will be required to continue exploration and/or to develop the mineral properties identified and to place them into commercial production.  The exploitation of the Company’s mineral properties is, therefore, dependent upon the Company’s ability to obtain financing through the joint venturing of projects, debt financing, equity financing or other means.  Failure to obtain such financing may result in delay or indefinite postponement of work on the Company’s mineral properties, as well as the possible loss of such properties.

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

Unsuccessful Exploration Efforts By the Company Could Result in a Significant Negative Effect:

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

Dependence Upon Key Management Employees:

While engaged in the business of exploring mineral properties, the nature of the Company’s business, its ability to continue its exploration of potential exploration projects, and to develop a competitive edge in the marketplace, depends, in large part, on its ability to attract and maintain qualified key management personnel.  Competition for such personnel is intense and the Company may not be able to attract and retain such personnel.  The Company’s growth will depend, on the efforts of its Senior Management, including its: President/CEO, George Whatley; and its Secretary, Richard Whatley.  Loss of these individuals could have a material adverse effect on the Company.  The Company has no key-man life insurance and no written consulting agreements with Senior Management.

Control by Principal Stockholders, Officers and Directors Could Adversely Affect the Company’s Stockholders:

The Company’s Senior Management and Directors, acting together, have the ability to control substantially all matters submitted to the Company’s stockholders for approval (including the election and removal of directors and any merger, consolidation or sale of all or substantially all of the Company’s assets) and to control the Company’s management and affairs.  Accordingly, this concentration of ownership may have the effect of delaying, deferring or preventing a change in control of the Company, impeding a merger, consolidation, takeover or other business combination involving the Company or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company, which in turn could materially adversely affect the market price of the Company’s stock.

Dilution Through Employee/Director/Consultant Options:

Because the success of the Company is highly dependent upon its respective employees, the Company may in the future grant to some or all of its key employees, Directors and consultants options to purchase common shares as non-cash incentives.  To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted.

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

The Lack of Trading Volume Associated with Alpha Gold Corp.’s Stock Reduced the Liquidity of the Stock for Investors:

The lack of trading volume of the Company’s shares reduces the liquidity of an investment in the Company’s shares.  The limited daily trading activity in the Company’s stock can make it difficult for investors to readily sell their shares in the open market.

Broker-Dealers May Be Discouraged From Effecting Transactions In Our Common Shares Because They Are Considered Penny Stocks And Are Subject To The Penny Stock Rules:

Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934, as amended, impose sales practice and disclosure requirements on NASD broker-dealers who make a market in "a penny stock".  A penny stock generally includes any non-NASDAQ equity security that has a market price of less than US$5.00 per share.  Our shares are quoted on the TSX Venture Exchange, and the price of our common shares ranged from CDN$0.25 (low) to CDN$0.90 (high) during the period from 2/28/2007 to 2/29/2008.  The closing price of our shares on 2/29/2008 was CDN$0.35.  The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of our shares in the secondary market.

Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or “accredited investor” (generally, an individual with net worth in excess of US$1,000,000 or an annual income exceeding US$200,000, or US$300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt.

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

U.S. Investors May Not Be Able to Enforce Their Civil Liabilities Against Us or Our Directors, Controlling Persons and Officers:

It may be difficult to bring and enforce suits against the Company.  The Company is a corporation incorporated in the province of British Columbia under the British Columbia Corporations Act.  A majority of the Company's directors are residents of Canada, and all or substantial portions of their assets are located outside of the United States, predominately in Canada.  As a result, it may be difficult for U.S. holders of our common shares to effect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them.  In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or other laws of the United States.

As a "foreign private issuer ”, the Company is exempt from the Section 14 proxy rules and Section 16 of the 1934 Securities Act May Result in Shareholders Having Less Complete and Timely Data:

The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K may result in shareholders having less complete and timely data. The exemption from Section 16 rules regarding sales of common shares by insiders may result in shareholders having less data.

ITEM 4.  INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Introduction

The Company’s executive office is located at:

  410 Donald Street

  Coquitlam, British Columbia, Canada  V3K 3Z8

  Telephone: 604-939-7943

  Facsimile: 604-939-4981

  e-mail: alpha-gold@shaw.ca

  Website: http://www.alphagold.bc.ca

The Company’s registered office is located at:

  Lang Michener

  Barristers & Solicitors

  1055 West Georgia St., Suite 1500

  Vancouver, British Columbia, Canada  V6E 4N7

The contact person is: Mr. George Whatley, President/CEO/Director.

The Company's fiscal year ends the last day of February.

The Company's common shares have traded on the TSX Venture Exchange under the symbol “ALQ” since 9/20/1990.

The Company has 100,000,000 common shares, with no par value, authorized.  At 2/29/2008, the end of the Company's most recent year, there were 38,867,814 common shares issued and outstanding.  On 6/30/2008 there were 36,867,814 common shares issued and outstanding.

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).

Incorporation, Corporate Changes, and Name Changes.  The Company was incorporated in the Canadian province of British Columbia on 2/25/1985 under the name “Info-Stop Communications Inc.”  On 9/25/1990, the name was changed to “Alpha Gold Corporation”; and the Company changed its business focus from an advertising company to a mineral exploration company.  On 3/10/2006, the Company transitioned under the new British Columbia Corporations Act as the legislation under which the company operates.

Important business events include:

a.  Initial Public Offering in 1986 on the Vancouver Stock Exchange;

b. the 1989 and 1992 acquisitions of a 100% interest in the Lustdust Property, a gold-copper prospect located in north-central British Columbia; and

c. the 1994 and 1995 acquisitions of the option to acquire a 100% interest in the Goldbanks Property, 25 lode claims located in Nevada.  During FY2006, the Company abandoned its interest and wrote off all expenditures.

The Company has not had any operating revenue; although, historically it has had annual interest income as a consequence of investing surplus funds pending the completion of exploration programs.  The resource extraction business has historically been cyclical and the prices received for copper and gold have been volatile and, in the case of gold affected by factors and sentiments outside of the cost of production.  The mining business operates in a worldwide market and prices are derived from relatively pure market forces so competition to sell any metals or concentrates produced is not an issue if metals prices warrant production.

Financings.  In the last five years, the Company has financed its operations through funds raised in private placements of common shares and common shares issued upon exercise of share purchase warrants.  Refer to ITEM #10.A.6 for additional information.

Fiscal Year	Nature of Share Issuance	Number of Securities	Gross Amount
2009 Thru 6/30/2008	Nil	Nil	Nil
2008 Ended 2/29/2008	Private Placement of Units	2,801,718	$1,821,117
	Private Placement of Units	3,060,496	$2,295,372
	Exercise of Warrants	1,968,681	1,092,729
2007 Ended 2/28/2007	Private Placement of Units	3,499,225	$1,399,690
	Exercise of Warrants	128,750	$77,250
2006 Ended 2/28/2006	Private Placements of Units	957,260	$478,630

Capital Expenditures

Fiscal 2006 Ended February 28, 2006: the Company spent $720,510 on exploration work on its Lustdust Property, in British Columbia.  The Company also spent an additional $1,988 on computer equipment.

Fiscal 2007 Ended 2/28/2007: the Company spent $1,147,466 on exploration work on its Lustdust Property, in British Columbia.  The Company also spent an additional $22,003 on equipment.

Fiscal 2008 Ended 2/29/2008: the Company spent $1,754,277 (net) on exploration work on its Lustdust Property, in British Columbia.  The Company also spent an additional $116,798 on equipment.

Plan Of Operations

Source of Funds for the Fiscal 2009 Ending February 28, 2009.  The Company’s primary source of funds since incorporation has been through the issuance of common shares.  Currently the Company does not have operating revenues, and the Company does not anticipate generating any operating revenue if and until the Lustdust project begins production.

The Company had a working capital balance of $4,207,628 at 2/29/2008.  As of 6/30/2008, 1,700,000 outstanding stock options with an exercise price of $0.40, if exercised, would raise an additional $680,000.  There is no guarantee that the warrants or the options will be exercised.  The Company has had discussions with third parties about additional equity offerings; but the talks as of 6/30/2008 were preliminary.  Management believes that the cash the Company currently has on hand is sufficient to fund its planned expenditures and commitments through the end of Fiscal 2009.  As the Company chooses to proceed on additional exploration and development programs at the Lustdust project, it will need to raise additional funds for those expenditures.

Use of Funds for the Fiscal 2009 Ending February 28, 2009.  During Fiscal 2009, the Company estimates that it might expend $300,000 on general/administrative expenses.  During Fiscal 2009, the Company estimates that it might expend $300,000 on property acquisition/exploration, predominately on the Lustdust Property, a gold-copper exploration project in British Columbia, pending the results of a resource study still pending.

Anticipated Changes to Facilities/Employees.  The Company will continue to focus its efforts on the exploration of the Lustdust Property.  The Company has no plans to add any additional personnel.  Management anticipates that any property exploration efforts will be carried out by outside contractors.

United States vs. Foreign Sales/Assets

The Company generated no sales revenue during the last three years.

At 2/29/2008 and 2/28/2007: $12,680,449 and $8,008,679 of the Company’s assets were located in Canada, primarily the Lustdust Property.

4.B.  BUSINESS OVERVIEW

The Company is a Canadian mineral exploration company based in British Columbia.  It is focused on exploring and developing its 100% controlled Lustdust project located in central British Columbia.  The property hosts multiple gold-silver-copper-zinc zones and major additional discovery potential.  During Fiscal 2006, the Company abandoned its interest in the Goldbanks Property, taking a $287,204 write-down.

Lustdust Property Exploration Expenditures:

	Fiscal 2008	Fiscal 2007	Fiscal 2006
Assaying	$91,097	$90,124	$316457
Camp Expenses	$118,317	$90,198	$22,739
Drilling	$893,148	$804,520	$496,108
Filing Fees/Claim Assessment	Nil	$17,446	$5,006
Fuel	$7,630	$601	$242
Geological/Geochemical Work/Reports	$402,943	$128,978	$125,682
On-Site Management	$20,000	$20,000	$9,000
Roadwork/Reclamation	$202,914	$59,636	$18,714
Travel	$25,255	$21,426	$11,342
SubTotal	$1,761,304	$1,232,929	$720,510
BC Mining Tax Credit	($7,027)	($3,177)	($92,532)
Net Expenses For the Year	$1,754,277	$1,229,752	$627,978
Balance at Beginning of Year	$6,035,098	$4,805,346	$4,177,368
Balance at End of Year	$7,789,375	$6,035,098	$4,805,346

The Company’s mineral properties are without a known body of commercial ore and all proposed programs are an exploratory search for ore.

The Lustdust Property consists of 17 contiguous mineral claims covering 8,560 hectares and contains ten known mineralized zones.

Zones of base and precious metal rich sulphide manto include: the gold-copper-silver Canyon Creek Skarn and the Skarn Extension; Porphyry Molybdenum zone; the Number Three, the Number 4B, The East and the GD.  Also: the Bralorne Takla Mercury Mine; the exploratory tunnels of the Takla Silver Mine, a developed prospect that contains high-grade gold-silver veins; and Carlin-style mineralization in the Valley zone.

Since 1991, the Company has completed 300 diamond drill holes totaling more than 65,000 meters in addition to lithologic and structural mapping, extensive soil geochemistry and reverse circulation drilling.

The majority of the drilling has been on the Canyon Creek Skarn Zone.  The high-grade gold-copper mineralization, which is close to surface and pervasive over favorable mining widths in the Skarn Zone, is the largest mineralization the Company has uncovered so far at the Lustdust Property.  Each round of drilling has resulted in new discoveries and/or extensions.

Exploration activity on the Lustdust Property can only be undertaken during the spring and summer seasons because of adverse weather conditions, which occur during the fall and winter months.

Calendar 2008 Exploration Program

On May 27, 2008, the Company reported on its exploration plans to follow once the spring thaw passes and the land has dried sufficiently on its Lustdust Property.  Analysis of the 400-line kilometers of heli-borne magnetics surveyed over the eastern half the Lustdust Property including the Kwanika South and North areas as well as the Glover Stock, which was undertaken in March 2008, has defined several new anomalies.  These anomalies will be investigated further during the summer program.  Drilling the new anomalies off the northern and western edges of the Glover Stock has the potential to discover additional mineralization similar to the Canyon Creek Skarn and Skarn Extension Zones.  Anomalies in the Kwanika South and North areas will be used in conjunction with Induced Polarization data gathered in 2007 to define porphyry copper-gold drill targets adjacent to the Kwanika Property belonging to Serengeti Resources Inc.

The design of 2008 field program will be finalized when the geophysical data has been completely integrated with the drilling database and will commence when ground conditions permit.  The expected NI 43-101 Technical Report and Resource Estimate of the Canyon Creek Skarn has not yet been received.  The Company has provided a complete geological database to GeoSim Services Inc. of Vancouver for computer modeling using Surpac software.  Tight work schedules have hindered progress on the report that is now expected to be delivered in Summer 2008.

On February 25, 2008, the Company announced that diamond drill hole LM07-01 intersected core that represents a new band of skarn related to the Canyon Creek Skarn Extension Zone at the Lustdust Property.  The Canyon Creek Skarn and Skarn Extension are characterized by gold-copper-silver mineralization hosted in limestone and phyllites of the Cache Creek Terrane proximal to the Pinchi Fault.  The hole was drilled 200 meters west of the Canyon Creek Skarn Extension at the eastern contact with the Glover Stock.  Mineralized skarn was intersected from 278.0 meters to 291.5 meters downhole, where the entire 13.5 meters encountered material mineralization.  "Hitting skarn in this hole opens up the entire north end of the Lustdust property for further exploration," explained George Whatley, President.  Drilling more holes to the north and south of hole LM07-01 are recommended to determine the potential continuity, extent and nature of the skarn mineralization there.  Drilling this winter in the South Kwanika Valley anomaly encountered long intercepts of anomalous gold-arsenic mineralization and provided important geological information on this area that has never been drilled before.  Valuable insight has been gained that will guide the next phases of drilling on this anomaly.

By early March 2008, the Company will be conducting 400-line kilometers of heli-borne magnetics that will cover the Kwanika South and North areas and the north end of the Glover Stock.  This survey, undertaken in conjunction with Serengeti Resources Inc., will help define intrusive plugs that are related to both skarn and porphyry-style mineralization. The Comapny and Serengeti will share the results of this survey and previous IP surveys to better define porphyry copper-gold drill targets in the Kwanika Valley.

Calendar 2007 Exploration Program

During the 2007 exploration season, 24 holes were drilled totaling 8,920 meters.  Two large anomalies were tested: the North Anomaly and the South Anomaly.  The South Anomaly exploration encountered low-grade gold mineralization in several drill holes; the North Anomaly requires further exploration work.  Drilling 200 meters away from the Skarn Extension uncovered a new gold-copper bearing mineralized zone.

On December 10, 2008, the Company announced preliminary trenching and diamond drilling results from the Kwanika South IP anomaly at its Lustdust Property.  Eleven holes totaling 2,757 meters, and 40 meters of trenching were completed to test a portion of a coincident chargeability and resistivity anomaly (Kwanika South Anomaly).  The trench encountered disseminated pyrite and arsenopyrite in an altered phyllite (metatuff) over its entire length of 40 meters.  Three chip samples taken perpendicular to the foliation returned anomalous gold values together with anomalous arsenic and antimony.  On visual inspection, five of the eleven diamond drill-holes intersected multiple altered phyllite horizons with disseminated pyrite and arsenopyrite mineralization but only partial results of one hole's assays have been returned.  The observed mineralization is hosted within a thick sequence of silicified limestone and graphitic sediments and is believed to have a distal,genetic connection to the Canyon Creek Skarn Zone.

Hole LKS07-03 was collared to test the down-dip extent and tenor of the trench mineralization.  It returned a 21.0 metre interval, from 17.0 to 38.0 down-hole, of anomalous gold, arsenic and antimony (the true width of this horizon is unknown at the present time).  Assay results from the remainder of LKS07-03 and the other four holes will be released once they become available.

On November 6, 2007, the Company announced that it will conduct a NI 43-101 compliant resource calculation of four of the ten known mineralized zones at its Lustdust Property.  The property consists of seventeen "cell" claims covering 8,560 hectares and is accessed by 200 kilometers of all-weather road from Fort St. James.  This advanced exploration project consists of four principal zones hosted in limestone and phyllites of the Cache Creek Terrane proximal to the Pinchi Fault:

a. The mineralized bands within the Canyon Creek Skarn zone range from one-meter to 20-meters in thickness (drill indicated) and have a defined extension of 1,000 meters along strike and 600 meters down-dip.

b.  The Number 3 carbonate replacement oxide zone is defined along strike for 300 meters and down-dip for 100 meters from surface.

c. The Number 4B carbonate replacement zone has a defined strike length of 280 meters and extends down-dip 50 meters from surface.

d. The past-producing Takla-Silver sulfosalt vein is defined over 500 meters of strike length and 100 meters of down-dip extent.

The NI 43-101 Technical Report will summarize the mineral resource at varying cut-off grades for each of the four zones listed above.  The calculation will be based on the current database containing 276 diamond drill-holes totaling 55,698 metdrs that comprises all the drilling up to the end of October 2007.  The Company's Consulting Geologist, Mr. Daryl J. Hanson, P.Eng., is the Company's "Qualified Person" under NI 43-101 and will be preparing the Technical Report.  Mr. Hanson's knowledge about the geology of the Lustdust Property has been gained over a period of four years managing the Company's exploration programs.

On August 21, 2007, the Company announced that two new coincident induced polarization (IP) and magnetic anomalies are the targets for the next phase of drilling on the Lustdust Property.  These anomalies, in areas first identified from airborne and regional stream geochemical surveys, are located in the Kwanika Valley in close proximity to the Pinchi Fault.  The low elevations in these areas will permit year-round access and drilling.  Last week crews returned to the Lustdust Property and began drilling the Kwanika Valley North Anomaly which was derived from the first IP survey that was announced by the Company in February 2008.  The coincident IP, resistivity and magnetic high anomalies are located on the east side of the Pinchi Fault in the Quesnel Trough that is highly productive for copper-gold porphyry style deposits such as Kemess.  The Kwanika Valley South Anomaly is located five kilometers south of the North Anomaly and on the west side of the Pinchi Fault.  The coincident IP, resistivity and magnetic low anomalies are accompanied by strong silicification and a surface showing containing arsenopyrite and pyrite.  Elsewhere on the Lustdust Property, several diamond drill holes have been completed to date on the Valley Zone and the Porphyry Molybdenum Zone (Glover Stock), the results of which are pending.  In August 2008, there were a crew of twelve working on the property.

On June 19, 2007, the Company announced that the $2.5 million exploration program for Calendar 2007 at the Lustdust Property is in full swing.  The ground has sufficiently dried and drained from the spring thaw, after an exceptionally heavy winter snowfall.  Yesterday, diamond drilling began in the Valley Zone to further test the Carlin-style gold mineralization discovered in last year's program.  Line cutting is also well underway for the 44-line kilometer Induced Polarization (IP) survey extending to the property's boundaries to the east and south.  The Company's chief consulting geologist, Daryl Hanson, is supervising the entire exploration program on site with a total of 19 people being housed in two camps.  Surveying is expected to take up to one month and drilling will proceed through to November/December and will also include holes drilled on the Moly Zone.  This will be a very extensive drill program in the Valley Zone amounting to about 10,000 meters of drilling.  Interesting mineralized results have been found by our neighbor directly to the south-southeast rather close to the border of the Lustdust Property; this IP survey, with its high resolution and deep penetration, is expected to provide valuable insights on what anomalies may be present on the Company's side of the property border, which has never before been explored.

On February 8, 2007, the Company reported that the Company has plans to investigate an area that intercepted molybdenum in four widely spaced drill holes in 2001 just west of the Canyon Creek Skarn (CCS) on its Lustdust Property.  President George Whatley explained the new initiative, "When we found the molybdenum in the westernmost holes in 2001, we had been testing the western extent of our high grade gold-copper skarn.  Since moly was yielding less than US$3.00 a pound in 2001, we did not place any importance on our moly discovery.  Today, in early 2007, with molybdenum at over US$30.00, our viewpoint has decidedly changed”.  The molybdenum mineralization was encountered in two areas: west of the CCS hosted in quartz monzonite; and intruding into the CCS.

On February 8, 2007, the Company announced that drilling of the Valley Zone’s Carlin-style gold discovery and geophysical surveying in an area south of the newly discovered Valley Zone will be pursued as top priorities at the Lustdust Property.  First, diamond drilling will be undertaken on the Valley Zone as early as March, weather permitting.  Second, a 44-line kilometer Induced Polarization (IP) program will determine new diamond drill targets south of the Valley Zone and extending approximately three kilometers.  In the valley, the gently rolling and open terrain make access to the area possible virtually year-round.  “We are going to take advantage of this fact and go back in at the earliest opportunity, weather-permitting,” commented President George Whatley.  To this point, drilling in the winter/early spring has not been undertaken by the Company because of the added challenges, costs, and safety risks imposed by wintry conditions elsewhere on the Property where steeper grades and denser vegetation are present.  This is particularly true for the sulphiderich (gold, copper, silver) Skarn Zone.

On January 18, 2007, the Company announced it has received drill evidence of a new gold discovery, hereafter called the Valley Zone, at its Lustdust Property.  George Whatley, President of Alpha Gold, commented "We couldn't be more pleased that this target at the southern end of the property has been proven by drill analyses.  These results suggest that we have hit the edge of a potentially much larger Carlin system.  A large follow-up drilling program will commence in March/April 2007 to delineate this very exciting discovery”.  "To strategically enhance our land position to the south of this discovery area," Mr. Whatley added, "Alpha has acquired 100% interests in six additional "cell" mineral claims covering 2,161 hectares extending from the Valley Zone."  The Valley Zone discovery has been confirmed by assay results from two diamond drill holes and one rotary reverse circulation drill hole in a previously un-drilled area located approximately three kilometers southeast of the Canyon Creek Skarn Zone.  The three holes had intersections hosted by unaltered, weakly metamorphosed limestones without visible sulphide mineralization, typical of Carlin-style mineralization.  These three holes were part of a larger drill program designed to explore for sediment hosted disseminated gold mineralization (Carlin-style) in the limestone unit proximal to the historic Bralorne Takla Mercury Mine and along the strike of the Pinchi Fault.

Calendar 2006 Exploration Program

During the 2006 exploration season, 32 diamond-drill holes and 24 reverse circulation holes were drilled totaling 6,855 meters and 3,059 meters, respectively.  The 2006 summer program included rotary holes to test the disseminated gold target; diamond drill holes to explore the limits of the Canyon Creek Skarn; and trenching to follow up anomalous soil geochemistry results in the GD Zone.  As a result of the work additional mineralization was discovered at the south end of the Canyon Creek Skarn and the GD Zone was discovered by trenching and confirmed in one diamond drill hole. The 2006 winter program yielded the new discovery of the Valley Zone.

On December 7, 2006, the Company reported on current activities for this winter at the Lustdust Property.  Diamond drilling is currently underway at the property in the valley where the lower elevations make weather conditions favorable.  Plowed winter roads allow heavy equipment to be readily mobilized around the property.  Sample analysis is conducted at the ALS Chemex Laboratory in Vancouver, B.C.  The Company is unable to predict the time it will take for assays results to be returned.

On September 26, 2006, the Company announced assay results on four holes drilled on the Canyon Creek Skarn Zone and one hole drilled on the newly discovered GD Zone of the Lustdust Property.  George Whatley, President/CEO, commented "We are delighted with these new results.  The Canyon Creek Skarn continues to produce consistently good results as we expand the mineralization to the south and down-dip.  These holes are very close to being true widths, so we are comfortable in confirming that the tonnage continues to increase and the mineralized system is still open along strike”.  "In fact, drilling indicates that gold, silver, and copper concentrations improve as we drill test new ground farther out.  We definitely have not found the outer limit of the Skarn to the south," clarified Mr. Whatley.  The 2006 drill program on the Canyon Creek Skarn Zone was designed to refine the geological resource of the zone by testing the down-dip continuity of the mineralization as well as the southern limit that, as was mentioned above, remains open without a defined outer limit as yet.  The drilling was part of a large exploration program that included 6,300 meters of diamond drilling, 3,000 meters of reverse circulation drilling and 250 meters of excavator trenching.   Drill hole LD06-23 was the only hole drilled at the GD Zone that was discovered via trenching; the results call for additional diamond drilling here.

On September 26, 2006, the Company announced assay results for three exploration trenches that have led to the discovery of the GD Oxide/Sulphide Zone on the Lustdust Property.  The GD Zone trenches host a new zone of mineralization situated approximately 500 meters north of the Number 3 Manto Zone.  The 2006 trenching program was designed to follow-up anomalous zinc-arsenic soil geochemistry values in a previously unexplored area north of the Number 3 Manto Zone. The trenches uncovered sulphide and oxide mineralization across significant widths over a strike length of 100 meters. The zone remains open to the north.  George Whatley, President/CEO, said "This zone is significant as it hosts mineralization in a new area which is between two other mineralized zones, the Canyon Creek and Manto Zones.  It is in an area that we suspect may be an extension of the Manto Zone.  Obviously, more exploration work needs to be done and this will be a high priority area.  More sampling will be done to define the northern extension of the zone”.

On September 18, 2006, the Company released assay results for the first five holes drilled on the Canyon Creek Skarn Zone of the Lustdust Property.  Drill results for an additional ten holes drilled on the Skarn Zone are pending.  George Whatley, President/CEO, said, "These results are highly encouraging as they indicate that the mineralization is continuous and open along the trend as well as down dip.  We are particularly pleased with Hole LD06-12 which included an 11.3 meter width of higher grade mineralization”.  Mr. Whatley added, "Assay results on the remaining holes will take some time to receive because of delays in the lab”.

On August 3, 2006, the Company reported that diamond drilling in a zone extending from the Canyon Creek Skarn has intersected massive sulphides.  The drill core is currently at Chemex Laboratories in Vancouver for assaying.  Results are expected in two to three weeks, due to an unusually heavy workload at the lab.  The Company has completed 15 diamond drill holes this summer on the Lustdust Property.  Exploration activities, including drilling, continue.

On June 9, 2006, the Company announced that a diamond drill rig has been mobilized to begin testing three areas of anomalous soil geochemistry on its Lustdust Property.  George Whatley, President/CEO, stated: "The targeted areas are highly prospective for Cu-Au-Ag skarn and Zn-Au-Ag manto styles of mineralization and soil geochemistry has proven to be the best exploration tool on this property”.  The planned diamond-drilling program of 5,000 meters in 24 holes is expected to last approximately six-to-eight weeks and will be followed by a reverse-circulation drilling program designed to test the potential for sediment-hosted gold mineralization elsewhere on the property.

Calendar 2005 Exploration Program

During the 2005 exploration season, 17 holes were drilled totaling 5,153 meters.

Material Effects of Government Regulations

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

Seasonality

Dependency upon Patents/Licenses/Contracts/Processes

Sources/Availability of Raw Materials

--- No Disclosure Necessary ---

4.C. ORGANIZATION STRUCTURE

The Company has one non-material subsidiary.

4.D. PROPERTY, PLANTS AND EQUIPMENT

The Company’s executive offices are located in rented premises of approximately 360 sq. ft. at 410 Donald Street, Coquitlam, British Columbia, Canada  V3K 3Z8.  The Company began occupying these facilities in July 1995.  Monthly rent is $500.

The Company is a natural resource exploration company currently engaged in the acquisition and exploration of mineral properties.  Its primary property is a gold-copper exploration project in north-central British Columbia, Canada: the Lustdust Property.

The Company’s mineral properties are without a known body of commercial ore and all proposed programs are an exploratory search for ore.

Lustdust Property

100% Owned Gold-Copper Exploraton Project

British Columbia, Canada

Acquisition Details

On 7/15/1989, the Company acquired its initial interest in what is now called the Lustdust Property by acquiring a 100% interest in a group of mineral claims in the Omineca Mining Division of British Columbia for cash consideration of $170,000 and allowing the vendor to retain a 3% net smelter return on any future sale of minerals.

On 2/21/1992, the Company purchased a 100% interest in its second and final major portion of land comprising what is now called the Lustdust Property.  Consideration paid was $100,000 in cash and 200,000 common shares of the Company at a deemed price of $0.60 per share.  The purchase was subject to a 5% net profit interest to a maximum of $100,000 and the vendor retained a 2% net smelter return royalty.  (The Company retained the right to repurchase one-half of the net smelter return royalty for $500,000 cash.)

At the end of 2000 the Company filed claim to twenty additional units located on the west and north edges of the claim block.  In early 2007, the Company acquired 100% interests in six additional "cell" mineral claims covering 2,161 hectares extending from the Valley Zone.

The Company’s current land holdings consist of 241 claim units and covers about forty square miles.

Property Description

Location and Access

The Lustdust Property is located in the Omineca Mining Division of north-central British Columbia, NTS 93N/11W at latitude 55 34’ North and 125 25” West.  The property is located approximately 210 kilometers northwest of the town of Prince George, BC and 36 kilometers east of Takla Landing (where there is a BC rail line.)

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

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the Fiscal 2008 Ended 2/29/2008, Fiscal 2007 Ended 2/28/2007, and Fiscal 2006 Ended 2/28/2006 should be read in conjunction with the financial statements of the Company, and the notes and schedules thereto.

Selected Annual Data

	Fiscal 2008 Ended February 29 2008	Fiscal 20078 Ended February 28 2007	Fiscal 2006 Ended February 28 2006
Revenue	$0	$0	$0
Net Income (loss)	$41,618	($298,178)	($415,746)
Basic and Diluted (loss) EPS	$0.00	($0.01)	($0.00)
Weighted Avg. No. Shares Outstanding	34,581,970	27,452,763	25,010,086
Working Capital	$4,207,628	$1,358,808	$1,418,879
Mineral Property Interests	$8,303,057	$6,548,780	$5,319,028
Shareholders Equity	$12,906,082	$7,280,271	$5,997,904
Total Assets	$12,680,449	$8,008,679	$6,823,815

Summary of Quarterly Results

Net (Loss)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal 2008	($93,110)	($20,102)	$572	$154,258
Fiscal 2007	($68,259)	($270,131)	($68,116)	$108,328
Fiscal 2006	($35,960)	($73,800)	($78,681)	($237,305)

EPS (Loss)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal 2008	($0.00)	($0.00)	$0.00	$0.00
Fiscal 2007	($0.00)	($0.00)	($0.00)	$0.00
Fiscal 2006	($0.00)	($0.00)	($0.00)	(0.01)

Overview

The Company is engaged, directly and indirectly through subsidiaries, in the acquisition and exploration of mineral properties.  The Company's primary property is a gold-copper exploration property, the Lustdust Property, located in north-central British Columbia.

During Fiscal 2008/2007/2006, the Company has spent $1,754,277, $1.229,752, and $627,978 on exploration.  The Company has financed these efforts and corporate expenses by issuing equity capital: $5.2 million, $1.5 million, and $0.5 million, respectively.

The Company will not know that a commercially viable mineral deposit, a reserve, exists in the Lustdust Property until sufficient and appropriate exploration work is done and a comprehensive evaluation of such work concludes economic and legal feasibility.  The Company has not reported any revenue from operations since incorporation; as such, the Company is defined as an “exploration-stage company”.

The Company is presently exploring its properties for sufficient reserves to justify production.  As a result there is little variation expected in operating results from period to period, other than reduced exploration activity during winter months due to adverse weather conditions.

Financings

On June 13, 2007, a private placement was completed consisting of 5,862,214 units that were issued for proceeds of $4,116,489 (of which 3,060,496 were “flow-through” units at $0.75 each and 2,801,718 were “non-flow-through” units at $0.65 each).  Each unit consisted of one common share and one-half warrant.  Each whole warrant was exercisable to purchase one additional non-flow-through common share for $0.90 through 5/28/2008; all warrants expired unexercised.  Share issue costs on this transaction were $278,128 for finder’s fees paid in cash.

During July 2007, 1,083,886 warrants from a July 2006 private placement were exercised at $0.60, raising $650,131.  During Fiscal 2008, 884,795 warrants from a July 2005 private placement were exercised at $0.50, raising $442,398.  Total proceeds were $1,092,729.

On July 28, 2006, a private placement was completed consisting of the issuance of 717,725 units and 2,781,500 flow-through units for total gross proceeds of $1,399,690.  Each Unit sold consisted of one common share (either flow-through or no-flow-through) and one half of one non-flow-through common share purchase warrant, priced at $0.40 per Unit.  Each whole warrant entitled the holder to purchase a common share for $0.60 until 7/28/2007.  Each of the common shares, flow-through shares and warrants were subject to a four-month hold period expiring 11/29/2006.  Share issue costs on this transaction were $43,302 for finder’s fees paid in cash.

On July 25, 2005, a private placement of 657,260 units and 285,000 flow-through units for gross proceeds of $478,630.  Each unit consisted of one common share (either flow-through or non-flow-through) and a warrant entitling the holder to purchase an additional non-flow-through common share at a price of $0.50 until 7/25/2007.  All shares issued, including any shares issued on exercise of the warrants, bore a legend restricting transfer until 11/26/2005.  The Company paid an 7% cash commission on 210,000 units and issued 14,700 broker warrants to Canaccord Capital Corporation; each broker warrant was exercisable to purchase a common share at a price of $0.50 until 7/25/2007.

RESULTS OF OPERATIONS

Fiscal 2008 Ended 2/29/2008 vs. Fiscal 2007

The Company spent Fiscal 2008 exploring its Lustdust Property and raising funds through a July 2007 private placement and exercise of warrants from previous private placements.

Total General/Administrative Expenses were $378,283, up 10% from $343,823 last year.  The largest expense category continued to be shareholder relations” which fell 20% to $90,859 from $112,740, because sone extra promotion work in shareholder relations was deemed ineffective and ws dropped in Fiscal 2008.  Professional Fees rose 25% to $82,814 as a result of change of auditors that increased costs; as well as increased legal costs associated with a private placement; and higher charges.  Amortization rose 66% to $41,407 due to purchase of additional vehicles.  Regulatory and Transfer Fees rose 41% to $35,360 because of higher regulatory and transfer fees accociated with the private placement.

In addition to G/A expenses, total expenses ($32,500) cost for non-cash stock-based compensation primarily resulted the extending of the expiry date of 250,000 stock options.  Also, during Fiscal 2008, the Company reported $130,681 in other income, predominately from interest earned; significantly higher in Fiscal 2008 than Fiscal 2007 because of funds raised from the July 2007 private placement and warrant exercises.  Finally, “future taxes recovery” of $321,728 offset all the above resulting a positive Net Income.

Net Income for Fiscal 2008 was   $41,618 or   $0.00 per share

Net Loss for   Fiscal 2007 was ($298,178) or ($0.01) per share.

Fiscal 2007 Ended 2/28/2007 vs. Fiscal 2006

The Company spent the fiscal year exploring its Lustdust Property and raising funds through a July 2006 private placement.

Total General/Administrative Expenses were $343,823, up 35% from $254,389 last year.  The largest expense category was “shareholder relations” which quadrupled to $112,740 from $26,884, resulting from the Company retaining the services of CHF Investor Relations.

In addition to G/A expenses, total expenses included a $30,115 gain on the disposal of equipment and ($195,500) cost for non-cash stock-based compensation resulting from the granting of stock options.  Also, during Fiscal 2007, the Company reported $50,679 in other income, predominately from interest earned.

For Fiscal 2006, the Company recorded a $323,636 write-off of costs associated with the abandoned Goldbanks Property.

Net Loss for Fiscal 2007 was ($298,178) or ($0.01) per share.

Net Loss for Fiscal 2006 was ($415,746) or ($0.02) per share

Fiscal 2006 Ended 2/28/2006 vs. Fiscal 2005

The Company spent the fiscal year exploring its Lustdust Property and raising funds through a July 2005 private placement.

Total General/Administrative Expenses were $254,389, up 24% from $205,592 last year.  The largest expense category was “Professional Fees” paid to accountants and lawyers for, which rose 31% to $67,976.  “Consulting and Management Fees” were unchanged at $60,000.  “Shareholder Relations” expenses seven-fold to $26,884 because an investor relations firm was hired for three months.

In addition to G/A expenses, total expenses included ($83,000) cost for non-cash stock-based compensation resulting from the granting of stock options.  Also, during Fiscal 2006, the Company reported $33,441 in other income, predominately from interest earned.

In addition, during Fiscal 2006, the Company recorded a $323,636 write-off of costs associated with the abandoned Goldbanks Property.

Net Loss for Fiscal 2006 was ($415,746) or ($0.02) per share.

Net Loss for Fiscal 2005 was ($230,372) or ($0.01) per share

LIQUIDITY AND CAPITAL RESOURCES

Fiscal 2008 Ended 2/29/2008 vs. Fiscal 2007

The Company reported working capital of $4,207,628 at 2/29/2008 compared to working capital of $1,358,808 at 2/28/2007.  The increase in working capital was the result the Company raising a greater amount of capital during the period than funds expended on exploration and corporate expenses.

The Company has sufficient financial resources to undertake by itself the exploration and development of its planned exploration and development programs during Fiscal 2009.  Long-term, the exploration/development of its property interests will depend upon the Company's ability to obtain financing through the joint venturing of projects, private placement financing, public financing, or other means.  There is no assurance that the Company will be successful in obtaining the required financing or that financing will be available on terms and conditions acceptable to the Company or that will not cause significant dilution to shareholders.

Cash Used in Fiscal 2008 Operating Activities totaled ($299,962), including the $41,618 Net Income.  Material adjustments included amortization of $41,407, future recovery of income taxes of ($321,720), non-cash stock-based compensation of $32,500, and the $93,195 net change in non-cash working capital items.  Cash Used in Fiscal 2008 Investing Activities totaled ($1,885,792), predominately on the Lustdust Property (refer to “Lustdust Property Exploration Expenditures” table at the start of ITEM #4B for additional information).  Cash Provided by Fiscal 2008 Financing Activities totaled $4,937,090, the inflows from the aforementioned private placement and a warrant exercises discussed earlier in ITEM #5.

The “future income tax recovery” resulted from the fact that there were additional expenditures incurred on the properties, which caused timing differences between actual taxes payable and future income taxes.  The stock based compensation primarily resulted the extending of the expiry date of 250,000 stock options.

Fiscal 2007 Ended 2/28/2007 vs. Fiscal 2006

The Company reported working capital of $1,358,808 at 2/29/2007 compared to working capital of $1,418,879 at 2/28/2006.  The slight decrease in working capital was the result the Company raising a lesser amount of capital during the period than funds expended on exploration and corporate expenses.

Cash Used in Fiscal 2007 Operating Activities totaled ($293,923), including the ($298,178) Net (Loss).  Material adjustments included amortization of $24,983, future recovery of income taxes of ($160,151), gain on sale of equipment of ($30,115), non-cash stock-based compensation of $195,500, and the $25,962 net change in non-cash working capital items.  Cash Used in Fiscal 2007 Investing Activities totaled ($1,143,463), predominately on the Lustdust Property (refer to “Lustdust Property Exploration Expenditures” table at the start of ITEM #4B for additional information).  Cash Provided by Fiscal 2007 Financing Activities totaled $1,427,638, the inflows from the aforementioned private placement and warrant exercises discussed earlier in ITEM #5.

The “future income tax recovery” resulted from the fact that there were additional expenditures incurred on the properties, which caused timing differences between actual taxes payable and future income taxes.  The stock based compensation resulted from the issuance of 1,200,000 stock options during Fiscal 2007.

SIGNIFICANT ACCOUNTING POLICIES

Accounting changes

Effective January 1, 2007, the Company implemented the new CICA Handbook Section 1506 “accounting changes”. Under these new recommendations, voluntary changes in accounting policy are permitted only when they result in the financial statements providing reliable and more relevant information. This section requires changes in accounting policy to be applied retrospectively unless doing so is impracticable, requires prior period errors to be corrected retrospectively and requires enhanced disclosures about the effects of change in accounting policies, estimates and error on the financial statements.

These recommendations also require the disclosure of new primary sources of generally accepted accounting principles that have been issued that the Company has not adopted because they are not yet in effect.

The impact the adoption of this Section will have on the Company’s financial statements will depend on the nature of future accounting changes.

Recent Accounting Pronouncements

Assessing Going Concern

The Accounting Standards Board (“AcSB”) amended CICA Handbook Section 1400, to include requirements for management to assess and disclose an entity’s ability to continue as a going concern. This section applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. This section relates to disclosures and will not have an impact on the Company’s financial results and will be adopted by the Company on March 1, 2008.

Capital Disclosures

The AcSB issued CICA Handbook Section 1535 “Capital disclosures” The section specifies the disclosure of (i) an entity’s objectives, policies, and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. This section relates to disclosures and will not have an impact on the Company’s financial results and will be adopted by the Company on March 1, 2008.

Goodwill and Intangible Assets

The AcSB issued CICA Handbook Section 3064 that replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. This new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets. Standards concerning goodwill remain unchanged from the standards included in the previous Section 3062. The section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008 and is not expected to have an impact on the Company’s financial results and will be adopted by the Company on March 1, 2008.

Financial Instruments

In December 2006, the CICA issued Handbook section 3862, “Financial Instruments – Disclosures” and Section 3863, “Financial Instruments – Presentations” to replace Section 3861, “Financial Instruments – Disclosure and Presentations”.

The AcSB issued CICA Handbook Section 3862, Financial Instruments – Disclosures, which requires entities to provide disclosures in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity's financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks. The principles in this section complement the principles for recognizing, measuring and presenting financial assets and financial liabilities in Section 3855, Financial Instruments – Recognition and Measurement, Section 3863, Financial Instruments – Presentation, and Section 3865, Hedges. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1,2007. Section 3862 relates to disclosures and will not have an impact on the Company’s financial results.

The AcSB issued CICA Handbook Section 3863, Financial Instruments – Presentation, which is to enhance financial statement users' understanding of the significance of financial instruments to an entity's financial position, performance and cash flows. This section carries forward standards that were previously established in Section 3861 relating to the presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. Section 3863 relates to presentation and will not have an impact on the Company’s financial results.

International financial reporting standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five-year transitional period.  In February 2008, the AcSB announced that 2011 is the changeover date for publicly listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended January 1, 2011.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

5.C.  Research and development, patents and licenses, etc.

The Company conducts no Research and Development activities, nor is it dependent upon any patents or licenses.

5.D.  Trend information

The Company knows of no trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on the Company’s operations or financial condition.

5.E.  Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

5.F.  Tabular disclosure of contractual obligations

The Company has no material contractual obligations.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management

The following table lists, as of 6/30/2008, the names of the Directors and Senior Management of the Company.  The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.  The Senior Management serves at the pleasure of the Board of Directors.  Senior Management are citizens and residents of Canada.  All Directors are residents and citizens of Canada, except Claus te Wildt who is a resident and citizen of the United States.

Table No. 3
Directors and Senior Management
Name	Position	Age	Date First Elected or Appointed
George A. Whatley (1)(2)	President/CEO/Director	71	November 8, 1995
Richard G. Whatley (1)(3)	CFO/Secretary/Director	49	December 14, 1989
Carl J. Pines (1)	Director	60	October 29, 1999
Claus J. te Wildt	Director	42	August 18, 2005
(1) Member of the audit committee.
(2) He spends full time on the affairs of the Company.
(3) He spends about a fourth his time on the affairs of the Company.

George Whatley has over two decades of mining exploration experience.  From 1970 to 1990, he was the owner of Gibbs Nortac Industries, a private manufacturer and supplier of fishing lures.  From 1963 to 1970, he was a self-employed exploration consultant.  A Director since 1995, he as was appointed President/CEO/CFO in August 1999; he relinquished his appointment as CFO in 2002.

Richard Whatley, P.Eng is a self-employed chemical and environmental engineer. He received his Bachelor of Science degree in Chemical Engineering from the University of British Columbia and his Master of Science degree in Biomedical Engineering from the University of British Columbia.  He was President/CEO/CFO/Secretary from 1989 to August 1999; and remained as Secretary.  He was appointed CFO in  2002.

Carl Pines has been a barrister and solicitor for over thirty years.  He has a Bachelor of Laws from the University of British Columbia (1971) and a Bachelor of Science from McGill University (1967).  Since 2006, he is Associate Counsel with Owen Bird Law Corporation, Barristers & Solicitors.  Previously, he was a lawyer with Pines, McIntyre & Shrieves for may years.

Claus te Wildt is Investment Director of Fidelity Investments Institutional Services Company, located in Rhode Island, since January 2006.  From June 2004 to December 2006, he was the Founder/Managing Director of teMac Investments LLC, a California-based investment firm.  From 1998 to June 2004, he was Global Head of Institutional Business, Dresdner Asset Management.  Prior to then, led the Strategic Planning Group of The Equity Division of Allianz and was a Consultant with Bain & Company.  Dr. te Wildt holds an MBA and Ph.D. in Finance.

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

The Board has not adopted a written Code of Business Ethics.  However, the Board of Directors expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity. Management is expected to execute the Company’s business plan and to meet performance objectives and goals.  In addition, the Board of Directors must comply with conflict of interest provisions in Canadian corporate law, including relevant securities regulatory instruments, in order to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

During the last five years, no Director and/or Senior Management has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or Senior Management, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct/practice/employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

There are no family relationships between any two or more Directors or Senior Management other than Richard G. Whatley being the son of George A. Whatley, President/CEO/Director of the Company.

There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a Director or member of senior management.

6.B.  Compensation

Director Compensation. The Company had no formal plan for compensating its Directors for their service in their capacity as Directors. There are no Director service contracts with the Company providing for benefits upon termination of employment. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors. The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company, other than services ordinarily required of a Director. Other than indicated below no Director received any compensation for his services as a Director, including committee participation and/or special assignments.

Senior Management Compensation

Total cash compensation accrued and/or paid (directly and/or indirectly) (refer to ITEM #7B for information regarding indirect payments) to all Senior Management during Fiscal 2008 Ended 2/29/2008 was $162,000.

The following table details compensation paid/accrued for Fiscal 2008n Ended 2/29/2008, Fiscal 2007 Ended 2/28/2007, and Fiscal 2006 Ended 2/28/2006 for the Senior Management and Directors.

Table No. 4
Officer and Director Compensation
		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Fiscal Year	Salary	Bonus	Other Annual Comp.	Securities Under Option/ SARs Granted	Restricted Shares or Restricted Share Units	LTIP Payouts	All Other Comp.
George Whatley (2) President/CEO/Director	2008 2007 2006	Nil Nil Nil	Nil Nil Nil	$90,000 $84,800 $69,000	Nil 400,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Richard Whatley (3) CFO/Secretary/Director	2008 2007 2006	Nil Nil Nil	Nil Nil Nil	$72,000 $67,000 $64,700	Nil 250,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Carl Pines Director	2008 2007 2006	Nil Nil Nil	Nil Nil Nil	$nil $nil $nil	Nil 100,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Claus te Wildt Director	2008 2007 2006	Nil Nil Nil	Nil Nil Nil	$nil $nil $nil	Nil 150,000 100,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)

No SARs have been granted.  All references are to incentive stock options.

(2)

For Fiscal 2008/2007/2006, respectively, George Whatley received $70,000/$60,000/$60,000 as a fee for administration of the Company’s affairs, $20,000/$20,000/$9,000 as a fee to manage and supervise the drilling program, and $nil/$4,800/$nil as a car allowance.

(3)

For Fiscal 2008/2007/2006, respectively, Richard Whatley received these funds for engineering and survey services.  During Fiscal 2006, $2,700 was paid for a car allowance.

_________________________________________________________________________________________________

_________________________________________________________________________________________________

Stock Options

The Company grants stock options to Directors, Senior Management and employees/consultants; refer to ITEM #11, “Stock Options” and Tables 4/5/6/7.

Options Granted/Cancelled/Expired During Most Recently Completed Fiscal Year

At the beginning of Fiscal 2008 Ended 2/29/2008, the most recently completed fiscal year; there were 1,700,000 stock options outstanding.  During Fiscal 2008, no stock options were granted to Senior Management, Directors, and employees/consultants.  During Fiscal 2008, no SARs (stock appreciation rights) were granted.  During Fiscal 2008: no stock options were exercised; no stock options were cancelled; and none were re-priced; the expiration date for 250,000 stock options granted to a shareholders’ relations firm was extended from 4/1/2007 to 3/31/2010.

Outstanding Equity Awards at Fiscal Year-End

The following table gives certain information concerning unexercised stock options; common stock that has not vested; and equity incentive plan awards for Executive Officers, Directors, Employees/Consultants outstanding as of the end of Fiscal 2008 Ended 2/29/2008.

Table No. 5
Outstanding Equity Awards at Fiscal Year-End
Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Equity incentive plan awards: number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date
George Whatley	400,000	Nil Nil	Nil	$0.40	1/26/2010
Richard Whatley	350,000	Nil Nil	Nil Nil	$0.40	1/26/2010
Carl Pines	100,000	Nil Nil	Nil Nil	$0.40	1/26/2010
Claus te Wildt	200,000	Nil Nil	Nil Nil	$0.40	1/26/2010
Employees/Consultants	250,000 400,000	Nil Nil	Nil Nil	$0.40 $0.40	3/31/2010 1/26/2010

Columns (g) through (j) have been omitted since the Company has not granted any stock awards.

_________________________________________________________________________________________

_________________________________________________________________________________________

Change of Control Remuneration

The Company had no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 2009 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$100,000 per Senior Management.

Other Compensation

No Senior Management/Director received “other compensation” in excess of the lesser of US$25,000 or 10% of such officer's cash compensation, and all Senior Management/Directors as a group did not receive other compensation which exceeded US$25,000 times the number of persons in the group or 10% of the compensation.

Bonus/Profit Sharing/Non-Cash Compensation

Except for the stock option program discussed in ITEM #6.E., the Company has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's Directors or Senior Management.

Pension/Retirement Benefits

No funds were set aside or accrued by the Company during the Fiscal 2008 ended 2/29/2008 to provide pension, retirement or similar benefits for Directors or Senior Management.

Written Management Agreement

No Disclosure Necessary

6.C. Board Practices

All directors hold office until the next meeting of the shareholders of the Company unless they resign or are removed in accordance with the Company’s Articles.  Senior Management are appointed to serve at the discretion of the Board of Directors, subject to the terms of the Management Agreements described above.  The Board of Directors and Committees of the Board schedule regular meetings over the course of the year.

6.C.1. Terms of Office. Refer to ITEM 6.A. and ITEM 6.c.

6.C.2. Directors’ Service Contracts.  No Disclosure Necessary

6.C.3.  Board of Directors

Independence.  The Board of Directors has adopted standards for determining whether a director is independent from management.  The Board reviews, consistent with the Company’s corporate governance guidelines, whether a director has any material relationship with the Company that would impair the director’s independent judgment.  The Board of Directors has affirmatively determined, based on its standards, that the Carl Pines and Claus te Wildt are independent.

Board Meetings and Committees; Annual Meeting Attendance.  During Fiscal 2008, the Board of Directors held two regularly scheduled meetings, and four special and telephone meetings.  For various reasons, Board members may not be able to attend a Board meeting; all Board members are provided information related to each of the agenda items before each meeting, and, therefore, can provide counsel outside the confines of regularly scheduled meetings.  No director attended fewer than 75% of the aggregate of: (1) the total number of meetings of the Board of Directors, while he was a Director; and (2) the total number of meetings of committees of the Board of Directors on which the director served.  Directors are encouraged to attend annual meetings of our stockholder; two of the directors attended the August 2007 annual shareholders meeting.

Nominating Committee and Compensation Committee

The Company does not have a Nominating Committee.  The entire Board of Directors is responsible for screening potential director candidates and recommending qualified candidates for nomination as members of the Board of Directors. In evaluating potential director candidates, the Board of Directors considers recommendations of potential candidates from incumbent directors, management and stockholders.  Any recommendation submitted by a stockholder to the Board of Directors must include the same information concerning the potential candidate and the stockholder, and must be received in the time frame described therein for the August 2008 Annual meeting.

The Company does not have a Compensation Committee.  The entire Board of Directors is responsible for the compensation of the Company’s executive officers and to administer all incentive compensation plans and equity-based plans of the Company, including the plans under which Company securities may be acquired by directors, executive officers, employees and consultants.

Audit Committee

The Company has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company.  The Company has an Audit Committee charter, adopted July 2005; copy of the charter was provided in an appendix to the Company's information statement that is provided to security holders.  The current members of the Audit Committee are: George Whatley, Richard Whatley, and Carl Pines (independent). The Company’s remaining Director is restricted as a potential member of the audit committee due to policies of his current employer.  Accordingly, the Company is not in compliance with the audit committee at this time. The Company is searching for a fifth member of the Board, who would be in a position to act as an independent member of the audit committee.

The Audit Committee met four times during Fiscal 2008 and has met once times during Fiscal 2009-to-date.

The Company does not have an “audit committee financial expert” serving on its Audit Committee.  The Company’s Audit Committee consists of two independent directors and the Company’s Chief Financial Officer, all of whom are both financially literate and very knowledgeable about the Company’s affairs.  Because the Company’s structure and operations are straightforward, the Company does not find it necessary to augment its Board with a financial expert.

The audit committee has:

a.

reviewed and discussed the audited financial statements with management;

b.

discussed with the independent auditors the matters required to be discussed by the statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards , Vol. 1. AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T;

c.

received the written disclosures and the letter from the independent accountants required by Independence Standards Board Standard No. 1 (Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees ), as adopted by the Public Company Accounting Oversight Board in Rule 3600T, and has discussed with the independent accountant the independent accountant's independence; and

d.

recommended to the board of directors that the audited financial statements be included in the Company's annual report on Form 20-F for the last fiscal year for filing with the SEC.

Shareholder Communications With the Board

Historically, the Company has not adopted a formal process for stockholder communications with the Board.  Nevertheless, every effort has been made to ensure that the views of stockholders are heard by the Board, or individual directors as applicable, and that appropriate responses are provided to the stockholder in a timely manner.  Stockholders wishing to communicate at any time with the Board of Directors, or a specific member of the Board, may do so by writing the Board or a specific member of the Board by delivering correspondence in person or by mail to: The Board of Directors, c/o Richard Whatley, Corporate Secretary, 410 Donald Street, Coquitlam, British Columbia, Canada V3K 3Z8.  Communication(s) directed to the Board or a specific Board member will be relayed unopened to the intended Board member(s).

Also, if you would like to communicate directly to our Board, or if you have a concern related to the Company’s business ethics or conduct, financial statements, accounting practices or internal controls, then you may utilize our website, www.alphagold.bc.ca “contact us”.  All communications will be forwarded as directed.

Further, Directors’ attendance at Annual Meetings can provide shareholders with an opportunity to communicate with Directors about issues affecting the Company.  The Company does not have a policy regarding director attendance, but all Directors are encouraged to attend the Annual Meeting of Shareholders. Two of our directors attended our Annual Meeting in August 2007.

6.D. Employees

At 6/30/2008, the Company had three part-time employees/consultants, including the two Senior Management; none of these employees/consultants are directly engaged in exploration activities.  Although the Senior Management are involved in exploration activity supervision and direction, the Company uses contract engineering firms to directly conduct exploration activities.  As of 2/29/2008 and 2/28/2007, the Company had three part-time employees/consultants, respectively, including the Senior Management.  George Whatley [President/CEO] and Richard Whatley [CFO/Secretary] are involved both in administration and exploration.  They are based in Coquitlam, British Columbia, Canada.

As required, the Company also retains geologists, engineers, geophysicists and other consultants on a per diem basis.  The Company has not experienced, and does not expect to experience, significant difficulty in attracting and retaining qualified personnel.  None of the Company's employees are covered by collective bargaining agreements.

6.E. Share Ownership

The following table lists, as of 7/7/2008, Directors and Senior Management who beneficially own the Company's voting securities, consisting solely of common shares, and the amount of the Company's voting securities owned by the Directors and Senior Management as a group.  The table also includes all persons/companies where the Company is aware that they have 5% or greater beneficial interest in the Company’s voting securities [none].

Table No. 6
Shareholdings of Directors and Senior Management
Shareholdings of 5% Shareholders
Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common	George Whatley (1)	1,659,850	4.5%
Common	Richard Whatley (2)	585,000	1.6%
Common	Carl Pines (3)	500,000	2.4%
Common	Claus te Wildt (4)	676,470	1.8%
	Directors and Senior Management Subtotal	3,421,320	9.3%
	TOTAL	3,421,320	9.3%

(1)

400,000 represent currently exercisable stock options.

(2)

350,000 represent currently exercisable stock options.

     Excludes nil common shares and 400,000 stock options owned by

       Natalie Whatley, wife of Richard Whatley, where he disavows beneficial interest and does not have voting or disposition control.

(3)

100,000 represent currently exercisable stock options.

(4)

200,000 represent currently exercisable stock options.

# Based on 36,867,814 common shares outstanding as of 7/7/2008 and stock options and warrants held by each beneficial holder exercisable within sixty days.

_____________________________________________________________________________

_____________________________________________________________________________

Stock Options

The terms of incentive options grantable by the Company are done in accordance with the rules and policies of the TSX Venture Exchange and the British Columbia Securities Commission, including the number of common shares under option, the exercise price and expiry date of such options, and any amendments thereto.  The Company adopted a formal written Stock Option Plan (the “Plan”) on 8/16/2006.

Under TSX Venture Exchange policies, “rolling” stock option plans like the Company’s must receive approval of the shareholders on a yearly basis.  At the Annual Meeting held on 8/16/2007, the shareholders confirmed approval of the Plan.  The shareholders are being asked to again confirm approval of the Plan at the Annual Meeting to be held 8/14/2008.

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

The names and titles of the Directors/Executive Officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in the following table as of 7/7/2008, as well as the number of options granted to Directors and all employees/consultants as a group.

Table No. 7
Stock Options Outstanding
Name	Number of Options Granted or Remaining	Exercise Price per Share	Grant Date	Expiration Date
Officers/Directors
George Whatley	400,000	$0.40	6/30/2006	1/26/2010
Richard Whatley	350,000	$0.40	6/30/2006	1/26/2010
Carl Pines	100,000	$0.40	6/30/2006	1/26/2010
Claus te Wildt	200,000	$0.40	6/30/2006	1/26/2010
Total Officers/Directors	1,050,000
IR Consultants	250,000	$0.40	3/31/2006	3/31/2010
Employees/Consultants/etc.	400,000	$0.40	6/30/2006	1/26/2010
TOTAL	1,700,000

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.  Major Shareholders.

7.A.1.a.  Holdings By Major Shareholders.

Refer to ITEM #6.E and Table No. 4/5/6/7.

7.A.1.b.  Significant Changes in Major Shareholders’ Holdings

7.A.1.c.  Different Voting Rights

          ---No Disclosure Required---

7.A.2.  Canadian Share Ownership

On 7/7/2008, the Company’s shareholders’ list showed 36,867,814 common shares outstanding with 107 registered shareholders.  Of these registered shareholders, 46 are resident in Canada, 56 are resident in the USA, and five are located elsewhere.  The Canadian shareholders own 27,357,971 common shares, the US shareholders own 7,858,455 common shares, and the other shareholders own 1,651,388 common shares.

The Company has researched the indirect holding by depository institutions and other financial institutions; based on this research and other research into the indirect holdings of other institutions, the Company estimates that it has about 1,000 beneficial owners that own 100% of its common shares.

7.A.3.  Control of Company

The Company is a publicly owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents.  The Company is not controlled by any foreign government or other person(s) except as described in ITEM #4.A., “History and Growth of the Company”, and ITEM #6.E., “Share Ownership”.

7.A.4.  Change of Control of Company Arrangements

---No Disclosure Necessary---

7.B.  Related Party Transactions

During Fiscal 2008, the Company paid fees of $160,000 (2007 - $147,000) for contract negotiation, property investigation, property acquisition, site investigation and management of field programs, $8,900 (2007 - $8,550) for secretarial and bookkeeping services, $6,000 (2007 - $6,000) for office rental, and $2,000 (2007 - $4,800) for vehicle rental to directors of the Company or companies controlled by directors of the Company.

For Fiscal 2008/2007/2006, respectively, George Whatley [President/CEO] received $70,000/$60,000/$60,000 as a fee for administration of the Company’s affairs, $20,000/$20,000/$9,000 as a fee to manage and supervise the drilling program, and $nil/$4,800/$nil as a car allowance.  All but the car allowances were paid to Whatley Holdings Inc., a private company controlled by George Whatley and his family.

For Fiscal 2008/2007/2006, respectively, Richard Whatley [CFO/Secretary] received $72,000/$67,000/$62,000 as a fee for engineering and survey services.  During Fiscal 2008/20072006, $2,000/$nil/$2,700 was paid for a car allowance.  The service fees were paid to 433440 BC Ltd., a private company controlled by Richard Whatley and his family.

For Fiscal 2008/2007/2006, respectively, Natalie Whatley, wife of Richard Whatley, received $8,900/$8,550/$8,350 as fees for secretarial/bookkeeping services.

For Fiscal 2008/2007/2006, respectively, the Company paid $6,000/$6,000/$6,000 for office rental to Whatley Holdings Inc., a private company controlled by George Whatley and xxx family.

These transactions are in the normal course of operations and have been valued in these financial statements at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Other than as disclosed above, there have been no transactions since 2/28/2005, or proposed transactions, which have materially affected or will materially affect the Company in which any Director, Senior Management, or beneficial holder of more than 10% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.  Management believes that all of these transactions were on terms at least as favorable to the Company as could have been obtained from unaffiliated third parties.

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

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.  The audit reports of DeVisser Gray LLP and McKay LLP, independent Chartered Accountants, are included herein immediately preceding the financial statements.

Audited Financial Statements: Fiscal 2008 Ended 7/29/2008

                              Fiscal 2007 Ended 2/28/2007

                              Fiscal 2006 Ended 2/28/2006

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

ITEM 9.  THE OFFER AND LISTING

9.A.  Common Share Trading Information

The Company's common shares began trading on 01/01/1988, on the Vancouver Stock Exchange in Vancouver, British Columbia, Canada, under its former name “Info-Stop Communications Inc.”.  The Company's common shares presently trade on the TSX Venture Exchange in Toronto, Ontario, Canada, under the symbol "ALQ".  The ISIN number is #CA02073D1096.

The following table lists the volume of trading and high/low/closing sales prices on the TSX Venture Exchange for the Company's common shares for: the last six months, the last nine calendar; and the last five fiscal years.

Table No. 8
TSX Venture Exchange
Common Shares Trading Activity
Sales - Canadian Dollars
Period Ended	Volume	High	Low	Closing
Monthly
6/30/2008	641,400	$0.32	$0.24	$0.31
5/31/2008	429,800	$0.38	$0.28	$0.29
4/30/2008	398,900	$0.38	$0.26	$0.38
3/31/2008	635,600	$0.45	$0.24	$0.39
2/29/2008	510,400	$0.35	$0.27	$0.35
1/31/2007	1,027,500	$0.49	$0.25	$0.28
Quarterly
5/31/2008	1,464,300	$0.45	$0.24	$0.29
2/29/2008	2,529,700	$0.50	$0.25	$0.35
11/30/2008	1,515,900	$0.90	$0.40	$0.42
8/31/2007	970,600	$0.80	$0.45	$0.46
5/31/2007	1,654,100	$0.90	$0.60	$0.79
2/28/2007	2,398,500	$1.18	$0.66	$0.67
11/30/2006	1,008,000	$0.75	$0.49	$0.67
8/31/2006	1,622,700	$0.69	$0.33	$0.68
5/31/2006	824,900	$0.49	$0.30	$0.44
Yearly
Fiscal 2008 Ended 2/29/2008	6,670,300	$0.90	$0.25	$0.35
Fiscal 2007 Ended 2/28/2007	5,821,900	$2.28	$0.30	$0.67
Fiscal 2006 Ended 2/28/2006	1,954,900	$0.52	$0.30	$0.35
Fiscal 2005 Ended 2/28/2005	1,587,200	$0.62	$0.41	$0.45
Fiscal 2004 Ended 2/29/2004	2,644,700	$0.85	$0.43	$0.55

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

9.A.5.A.  Common Share Description

Registrar/Common Shares Outstanding/Shareholders

The authorized capital of the Company consists of an 100,000,000 common shares in registered form with no par value.  Pacific Corporate Trust Company of Canada (located at 510 Burrard Street 2nd Floor Vancouver, British Columbia, Canada  V6C 3B9) is the registrar and transfer agent for the common shares.

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

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the British Columbia Corporations Act.  Unless the BC Corporations Act or the Company's Articles or Memorandum otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution or by a vote of a majority or more of the shares represented at the shareholders' meeting.

There are no restrictions on the repurchase or redemption of common shares of the Company while there is any arrearage in the payment of dividends or sinking fund installments.

Flow-Through Common Shares

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

Qualified Mining Exploration Expenses are defined as any expense (before deducting any assistance) incurred by a taxpayer after July 31, 1998 and before August 1, 2003 for the purpose of determining the existence, location, extent or quality of a mineral resource in British Columbia, other than an excluded expense. Such qualified expenses may include costs incurred in:

a. Prospecting;

b. Carrying out geological, geophysical or geochemical surveys;

c. Drilling by rotary, diamond, percussion or other methods; or

d. Trenching, digging test pits and preliminary sampling.

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

Common shares of exploration companies that are issued under the METC program are known as “Flow-Through” shares. During 2008/2007/2006, the Company issued 3,060,496/2,781,500/285,000 flow-through common shares for gross proceeds of $2,295,372/$1,112,600/$142,500.  Under the sale, proceeds received under the METC program are distributed directly to the purchasers of the flow-through common shares.

9.A.5.B.  Stock Options and Share Purchase Warrants

Refer to ITEM 6.E. and Table No. 4/5/6/7 for additional information.

At 6/30/2008, the Company had no share purchase warrants outstanding.

9.A.6.  Differing Rights

9.A.7.a.  Subscription Warrants/Right

9.A.7.b.  Convertible Securities/Warrants

--- No Disclosure Necessary ---

9.C.  Stock Exchanges Identified

The common shares trade on the TSX Venture Exchange in Toronto, Ontario, Canada.  Refer to ITEM #9.A.

ITEM 10.  ADDITIONAL INFORMATION

10.A.  Share Capital

10.A.1.  Authorized/Issued Capital.

There are 100,000,000 common shares, without par value, authorized.  As of 6/30/2008, there were 38,867,814 common shares issued and outstanding.

10.A.2.  Shares Not Representing Capital.

10.A.3.  Shares Held By Company.

--- No Disclosure Necessary ---

10.A.4.  Stock Options/Share Purchase Warrants

10.A.5.  Stock Options/Share Purchase Warrants

--- Refer to Table No. 4/5/6/7 ---

10.A.6.  History of Share Capital

For many years, the Company has financed its operations through funds raised in private placements of common shares, and common shares issued upon conversion of share purchase warrants.  The details of the financings are disclosed in ITEM #5. “OPERATING AND FINANCIAL REVIEW AND PROSPECTS, Financings”.

Fiscal Year	Nature of Share Issuance	Number of Securities	Gross Amount
2009 Thru 6/30/2008	Nil	Nil	Nil
2008 Ended 2/29/2008	Private Placement of Units	2,801,718	$1,821,117
	Private Placement of Units	3,060,496	$2,295,372
	Exercise of Warrants	1,968,681	1,092,729
2007 Ended 2/28/2007	Private Placement of Units	3,499,225	$1,399,690
	Exercise of Warrants	128,750	$77,250
2006 Ended 2/28/2006	Private Placements of Units	957,260	$478,630

10.A.7.  Resolutions/Authorizations/Approvals

--- No Disclosure Necessary ---

10.B.  Memorandum and Articles of Association

Following shareholder approval of a “special resolution” at the 8/16/2006 Special and Annual Meeting of shareholders, the Company adopted a new set of Articles.  The Company undertook this action to bring the Company into compliance with the new, updated British Columbia Corporations Act.  The principle changes include: the reduction of the required vote for a “special resolution” from three-quarters to two-thirds; Directors are able to approve a name change for the Company without a shareholder vote; Directors can set the location of the Annual General Meeting outside British Columbia, Canada; and deleted the requirement for a pro rate purchase of the shares of the Company.

In addition, the new British Columbia Corporations Act removed the requirement that a majority of Company directors be resident in British Columbia.

Refer to discussion in Fiscal 2007 Annual Report on Form 20-F, for more information about the Company’s articles.

10.C.  Material Contracts

--- No Disclosure Necessary ---

10.D.  Exchange Controls

Canada has no system of exchange controls.  There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors.  There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the Company's securities, except as discussed in ITEM 10, “Taxation” below.

Restrictions on Share Ownership by Non-Canadians

There are no limitations under the laws of Canada or in the organizing documents of the Company on the right of foreigners to hold or vote securities of the Company, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of "control" of the Company by a "non-Canadian".  The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of the Company.  "Non-Canadian" generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

10.E  Taxation

The following is a brief summary of some of the principal Canadian federal income tax consequences to a holder of common shares of the Company (a "U.S. Holder") who deals at arm's length with the Company, holds the shares as capital property and who, for the purposes of the Income Tax Act (Canada) (the "Act") and the Canada – United States Income Tax Convention (the "Treaty"), is at all relevant times resident in the United States, is not and is not deemed to be resident in Canada and does not use or hold and is not deemed to use or hold the shares in carrying on a business in Canada. Special rules, which are not discussed below, may apply to a U.S. Holder that is an insurer that carries on business in Canada and elsewhere.

This summary is of a general nature only and is not, and should not be interpreted as, legal or tax advice to any particular U.S. Holder and no representation is made with respect to the Canadian income tax consequences to any particular person.  Accordingly, U.S. Holders are urged to consult their own tax advisors with respect to their particular circumstances.

Under the Act and the Treaty, a U.S. Holder of common shares will generally be subject to a 15% withholding tax on dividends paid or credited or deemed by the Act to have been paid or credited on such shares.  The withholding tax rate is 5% where the U.S. Holder is a corporation that beneficially owns at least 10% of the voting shares of the Company and the dividends may be exempt from such withholding in the case of some U.S. Holders such as qualifying pension funds and charities.

In general, a U.S. Holder will not be subject to Canadian income tax on capital gains arising on the disposition of shares of the Company unless (i) at any time in the five-year period immediately preceding the disposition, 25% or more of the shares of any class or series of the capital stock of the Company was owned by (or was under option of or subject to an interest of) the U.S. holder or persons with whom the U.S. holder did not deal at arm's length, and (ii) the value of the common shares of the Company at the time of the disposition derives principally from real property (as defined in the Treaty) situated in Canada.  For this purpose, the Treaty defines real property situated in Canada to include rights to explore for or exploit mineral deposits and other natural resources situated in Canada, rights to amounts computed by reference to the amount or value of production from such resources, certain other rights in respect of natural resources situated in Canada and shares of a corporation the value of whose shares is derived principally from real property situated in Canada.

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company.  A foreign corporation, such as the Company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year.  The Company believes that it was not a passive foreign investment company for the taxable year ended 12/31/2007 and, furthermore, expects to conduct its affairs in such a manner so that it will not meet the criteria to be considered passive foreign investment company in the foreseeable future.

10.H.  Documents on Display

The Company’s documents can be viewed at its North American office, located at: 410 Donald Street, Coquitlam, British Columbia, Canada V3K 3Z8.  The Company files reports, registration statements and other information with the Securities and Exchange Commission (the “SEC”).  The Company’s reports, registration statements and other information can be inspected on the SEC’s website at www.sec.gov and such information can also be inspected and copies ordered at the public reference facilities maintained by the SEC at the following location:  100 F Street, N.E., Washington, D.C.  20549.

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

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

--- No Disclosure Necessary ---

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY

          HOLDERS AND USE OF PROCEEDS   --- No Disclosure Necessary ---

ITEM 15.  CONTROLS AND PROCEDURES

Within the 90-day period prior to the filing of this report ("Date of Evaluation"), an evaluation was carried out under the supervision and with the participation of the Company's management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures.  Based on that evaluation, the CEO and CFO have concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

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

ITEM 16.  RESERVED

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

The Company does not have an “audit committee financial expert” serving on its audit committee.  The Company’s Audit Committee consists of an unrelated director, the President/CEO of the Company, and the CFO/Corporate Secretary of the Company, all of whom are both financially literate and very knowledgeable about the Company’s affairs.  Because the Company’s structure and operations are straightforward, the Company does not find it necessary to augment its Board with a financial expert.

ITEM 16B.  CODE OF ETHICS

The Company has not adopted a written ”code of ethics” that meets the new United States' Sarbanes-Oxley standards; the Board of Directors believes that existing Canadian standards and procedures is adequate for its purposes.  The Company has not seen any need to adopt a written code of ethics on the basis that its corporate culture effectively deters wrongdoing and promotes honest and ethical conduct, full, fair and accurate, timely, and understandable disclosure in reports and documents, the compliance with applicable governmental laws, rules and regulations; the prompt internal reporting of violations of the code; and accountability for adherence to the code.

ITEM 16C. PRINCIPAL ACCOUNTIING FEES AND SERVICES

The audit committee is directly responsible for the appointment, compensation and oversight of auditors; the audit committee has in place procedures for receiving complaints and concerns about accounting and auditing matters; and has the authority and the funding to engage independent counsel and other outside advisors.

The Audit Committee may delegate to one or more designated members of the Audit Committee the authority to grant pre-approvals required by this policy and/or procedure.  The decisions of any Audit Committee member to whom authority is delegated to pre-approve a service shall be presented to the full Audit Committee at its next scheduled meeting.

In accordance with the requirements of the US Sarbanes-Oxley Act of 2002 and rules issued by the Securities and Exchange Commission, we introduced a procedure for the review and pre-approval of any services performed by DeVisser Gray LLP, including audit services, audit related services, tax services and other services.  The procedure requires that all proposed engagements of DeVisser Gray LLP for audit and permitted non-audit services are submitted to the finance and audit committee for approval prior to the beginning of any such services.

Fees, including reimbursements for expenses, for professional services rendered by DeVisser Gray LLP to the Company are detailed below.

Principal Accountant Fees and Services	Fiscal 2008 Ended 2/29/2008	Fiscal 2007 Ended 2/28/2007
Audit Fees	$15,000	$23,500
Audit-Related Fees	Nil	Nil
Tax Fees	Nil	$5,450
All Other Fees	Nil	Nil
TOTAL	$15,000	$28,950

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

           --- No Disclosure Necessary ---

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

           --- No Disclosure Necessary ---

PART III

ITEM 17.  FINANCIAL STATEMENTS

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.  The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.  The audit report of DeVisser Gray LLP, Chartered Accountants, are included herein immediately preceding the financial statements.

Audited Financial Statements

 Report of Independent Registered Public Accounting Firm, dated 6/26/2008

 Report of Independent Registered Public Accounting Firm, dated 5/31/2006

 Balance Sheets at 2/29/2008 and 2/28/2007

 Statements of Operations and Deficit

   for the years ended 2/29/2008, 2/28/2007, and 2/28/2006

 Statements of Cash Flows

   for the years ended 2/29/2008, 2/28/2007, and 2/28/2006

Notes to Financial Statements

Schedule of Acquisition Costs at 2/29/2008 and 2/28/2007

Schedule of Deferred Expenditures at 2/29/2008 and 2/28/2007

ITEM 18.  FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to ITEM #17.

ITEM 19.  EXHIBITS

1.  Certificates of Incorporation and Name Changes, By-Laws/Articles

    --- Incorporated by reference to the Registration Statement as amended;

        Annual Reports on Form 20-F, and Form 6-K’s ---

2.  Instruments defining the rights of holders of equity or debt securities

    being registered.   --- Refer to Exhibit No. 1 ---

3.  Voting Trust Agreements:  No Disclosure Necessary

4.  Material Contracts:

    --- Incorporated by reference to the Registration Statement as amended;

        Annual Reports on Form 20-F, and Form 6-K’s ---

5.  Foreign Patents:                                  No Disclosure Necessary

6.  Earnings Per Share Calculation:                   No Disclosure Necessary

7.  Ratio of Earnings To Fixed Charges:               No Disclosure Necessary

8.  List of Subsidiaries:                             No Disclosure Necessary

9.  Statement Regarding Date of Financial Statements: No Disclosure Necessary

10.  Notice Required by Rul3e 104 of Regulation BTR:  No Disclosure Necessary

11.  Code of Ethics as required by ITEM No. 16:       No Disclosure Necessary

12:  The certifications required by Rule 13a-14(a) or Rule 15d-14(a)..(attached)

13.  The certifications required by Rule 13a-14(b) or Rule 15d-14(b) and

     Section 1350 of Chapter 63 of Title 18 of the United States Code (attached)

14.  Legal Opinion required by Instruction 3 of ITEM 7B: No Disclosure Necessary

15.  Additional Exhibits:

     --- Incorporated by reference to the Registration Statement as amended;

         Annual Reports on Form 20-F, and Form 6-K’s ---

Alpha Gold Corp.

(An Exploration Stage Company)

Years Ended February 29, 2008 and February 28, 2007
Financial Statements

Alpha Gold Corp.

(An Exploration Stage Company)

Financial Statements

February 29, 2008

Auditors’ Report	3
Statements of Operations and Deficit	4
Balance Sheets	5
Statements of Cash Flows	6
Notes to the Financial Statements	7– 20
Schedule of Deferred Expenditures	21- 22

D E V I S S E R G R A Y L L P

CHARTERED ACCOUNTANTS

401 - 905 West Pender Street
Vancouver, BC Canada
V6C 1L6
Tel: (604) 687-5447
Fax: (604) 687-6737

AUDITORS’ REPORT

To the Shareholders of Alpha Gold Corp.

We have audited the balance sheet of Alpha Gold Corp. as at February 29, 2008 and February 28, 2007 and the statements of operations and deficit and cash flows for each of the three years ended February 29, 2008, February 28, 2007 and February 28, 2006 and cumulative from inception to February 29, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, these financial statements present fairly, in all material respects, the financial position of Alpha Gold Corp. as at February 29, 2008 and February 28, 2007 and the results of its operations and its cash flows for each of the three years ended February 29, 2008, February 28, 2007 and February 28, 2006 and cumulative from inception to February 29, 2008 in accordance with Canadian generally accepted accounting principles.

The financial statements for the year ended February 28, 2006, were audited by other auditors who expressed an opinion without reservation on those financial statements in their report dated May 31, 2006.

“DeVisser Gray LLP”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

June 26, 2008

Alpha Gold Corp.

(An Exploration Stage Company)

Statements of Operations and Deficit

	Cumulative Inception to	For the year ended,
	February 29, 2008	February 29, 2008	February 28, 2007	February 28, 2006
Expenses
Amortization	287,644	41,407	24,983	28,427
Automotive	129,919	15,384	16,454	9,302
Bad debts Consulting and management fees	14,999 599,263	- 70,000	- 60,000	- 60,000
Financial relations	59,000	-	-	-
Gain on disposal of exploration property Insurance	(7,400) 42,486	- 6,249	- 4,088	- 4,079
Gain on disposal of equipment	(52,202)	-	(30,115)	-
Office, printing and miscellaneous	345,065	13,721	13,826	16,016
Professional fees	832,833	82,814	66,420	67,976
Property investigation	25,052	-	-	-
Regulatory and transfer fees	215,595	35,360	25,018	20,785
Rent	96,930	6,000	6,000	6,000
Repairs and maintenance	13,291	-	-	-
Shareholder relations	344,396	90,859	112,740	26,884
Stock based compensation (note 7)	320,300	32,500	195,500	9,300
Telephone	19,096	1,325	3,304	3,961
Travel and promotion	141,795	15,164	10,790	10,959
Wages	12,864	-	-	-
Write-off of cost of and expenditures on exploration properties abandoned	1,133,596	-	-	323,636
Write-down of fixed assets	46,527	-	-	-
	4,621,049	410,783	509,008	587,325
Net loss before other items and income taxes	4,621,049	410,783	509,008	587,325
Other income
Insurance proceeds	12,898	-	-	-
Interest	613,845	133,499	50,454	34,847
Net gain on marketable securities	40,094	-	-	-
Other expenses
Interest, bank charges and foreign exchange	(24,425)	(2,818)	225	(1,406)
Loss on realization of demand debenture	(14,487)	-	-	-
	627,925	130,681	50,679	33,441
Net loss before income taxes	(3,993,124)	(280,102)	(458,329)	(553,884)
Future income taxes recovery	541,924	321,720	160,151	138,138
Net income (loss) and comprehensive income (loss) for the period	(3,451,200)	41,618	(298,178)	(415,746)
Deficit – beginning of period	-	(3,492,818)	(3,194,640)	(2,778,894)
Deficit – end of period	$(3,451,200)	$(3,451,200)	$ (3,492,818)	$ (3,194,640)
Basic and diluted income (loss) per share		$ 0.00	$ (0.01)	$ (0.02)
Weighted average number of shares outstanding	- basic	34,581,970	27,452,763	25,010,086
	- diluted	34,869,616	-	-

The accompanying notes are an integral part of these financial statements.

Alpha Gold Corp.

(An Exploration Stage Company)

Balance Sheets

	February 29,	February 28,
	2008	2007
Assets
Current
Cash and cash equivalents	$ 4,004,766	$ 1,253,430
Other receivables	106,445	29,134
Subscription receivable	-	6,000
Taxes receivable	102,736	95,709
Prepaid expense	7,428	-
	4,221,375	1,384,273
Reclamation bond (note 5)	30,000	25,000
Investment in exploration properties (note 3 and Schedule)	513,682	513,682
Expenditures on exploration properties (note 3 and Schedule)	7,789,375	6,035,098
Equipment (note 4)	126,017	50,626
	$ 12,680,449	$ 8,008,679
Liabilities
Current Accounts payable and accrued liabilities	$ 13,747	$ 25,465
Future income tax liability (note 8)	760,620	702,943
	$ 774,367	728,408
Shareholders’ Equity
Share capital (note 6)	15,035,182	10,483,489
Contributed surplus (notes 6 and 7)	322,100	289,600
Deficit	(3,451,200)	(3,492,818)
	11,906,082	7,280,271
	$ 12,680,449	$ 8,008,679
Nature of operations (note 1)
Approved by the Directors:

Director

Director

The accompanying notes are an integral part of these financial statements.

Alpha Gold Corp.

(An Exploration Stage Company)

Statements of Cash Flows

	Cumulative Inception to	For the year ended,
	February 29, 2008	February 29, 2008	February 28, 2007	February 28, 2006
Cash provided by (used in):
Operating activities
Net income (loss) for the period	$ (3,451,200)	$ 41,618	$ (298,178)	$ (415,746)
Items not affecting cash:
Amortization	287,644	41,407	24,983	28,427
Future income taxes (recovery)	(541,924)	(321,720)	(160,151)	(138,138)
Gain on disposal of equipment	(52,202)	-	(30,115)	-
Gain on sale of exploration property	(7,400)	-	-	-
Gain on disposal of marketable securities	(40,094)	-	-	-
Loss on realization of demand debenture	14,487	-	-	-
Stock based compensation	320,300	32,500	195,500	9,300
Write-off of cost of and expenditures on exploration properties abandoned	1,133,596	-	-	323,636
Write-down of fixed assets	46,527	-	-	-
	(2,290,266)	(206,195)	(267,961)	(192,521)
Changes in non-cash working capital (note 10)	(431,007)	(93,767)	(25,962)	11,680
	(2,721,273)	(299,962)	(293,923)	(180,841)
Investing activities
Investment in and expenditures on exploration properties	(9,249,345)	(1,763,994)	(1,147,466)	(720,510)
Proceeds on disposal of exploration property	20,000	-	-	-
Proceeds on disposal of marketable securities	60,094	-	-	-
Acquisition of reclamation bonds	(30,000)	(5,000)	(18,000)	-
Sale (purchase) of equipment, net of disposal	(407,986)	(116,798)	22,003	(1,988)
Demand debenture	(12,250)	-	-	-
	(9,619,487)	(1,885,792)	(1,143,463)	(722,498)
Financing activity
Proceeds on issuance of shares, net of issue costs	16,345,526	4,937,090	1,427,638	471,280
Increase (decrease) in cash for the period	4,004,766	2,751,336	(3,748)	(432,059)
Cash and cash equivalents – beginning (note 2(d))	-	1,253,430	1,257,178	1,689,237
Cash and cash equivalents – ending (note 2(d))	$ 4,004,766	$ 4,004,766	$ 1,253,430	$ 1,257,178
Supplemental cash flow information (note 10)

The accompanying notes are an integral part of these financial statements.

Alpha Gold Corp.

(An Exploration Stage Company)

Notes to the Financial Statements

February 29, 2008 and February 28, 2007

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

b)

Financial instruments

Effective March 1, 2007, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) under CICA Handbook Section 1530 “Comprehensive Income” (“Section 1530”), Section 3251 “Equity”, Section 3855 “Financial Instruments – Recognition and Measurement” (“Section 3855”), Section 3861 “Financial Instruments – Disclosure and Presentation” and Section 3865 “Hedges”. These new sections, which apply to fiscal years beginning on or after October 1, 2006, provide requirements for the recognition and measurement of financial instruments and on the use of hedge accounting. Section 1530 establishes standards for reporting and presenting comprehensive income which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net income calculated in accordance with Canadian generally accepted accounting principles.

Under Section 3855, all financial instruments are classified into one of five categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments are measured at fair value on initial recognition, except for certain related party transactions. Subsequently all financial instruments and derivatives are measured in the balance sheet at fair value except for loans and receivables, held-to maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification as follows: (1) held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income; (2) availablefor-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the instrument is derecognized or impaired; and (3) all derivative instruments, including embedded derivatives, are recorded in the balance sheet at fair value unless they qualify for the normal sale normal purchase exemption and changes in their fair value are recorded in income unless cash flow hedge accounting is used, in which case changes in fair value are recorded in other comprehensive income.

Alpha Gold Corp.

(An Exploration Stage Company)

Notes to the Financial Statements

February 29, 2008 and February 28, 2007

2.

Significant Accounting Policies (continued)

b)

Financial instruments (continued)

As a result of the adoption of these new standards, the Company has classified its cash and cash equivalents as held-for-trading. Receivables and amounts due from related parties are classified as loans and receivables. Accounts payable and accrued liabilities are classified as other financial liabilities, all of which are measured at amortized cost.

Section 3855 also provides guidance on accounting for transaction costs incurred upon the issuance of debt instruments or modification of a financial liability. Transaction costs are now deducted from the financial liability and are amortized using the effective interest method over the expected life of the related liability. There was no effect on the financial statements as at March 1, 2007 as a result of adopting these policies.

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

c)

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

d)

Cash and Cash Equivalents

The Company considers all investments that are cashable on demand and utilized periodically for day to day operations to be cash equivalents.

At February 29, 2008 the Company held a term deposit of $3,900,000 (2007 - $1,100,000), bearing interest at 4% per annum.

e)

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

Alpha Gold Corp.

(An Exploration Stage Company)

Notes to the Financial Statements

February 29, 2008 and February 28, 2007

2.

Significant Accounting Policies (continued)

e)

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

The Company has adopted the CICA’s Handbook Section 3110 “asset retirement obligations” which establishes standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs. The standards apply to legal obligations associated with the retirement of long-lived tangible assets that arise from the acquisition, construction, development or normal operation of such assets. The standards require that a liability for an asset retirement obligation be recognized in the period in which it is incurred and when a reasonable estimate of the fair value of the liability can be made. Furthermore, a corresponding asset retirement cost should be recognized by increasing the carrying amount of the related long-lived asset. The asset retirement cost is subsequently allocated in a rational and systematic method over the underlying asset’s useful life. The initial fair value of the liability is accreted, by charges to operations, to its estimated nominal future value. As of February 29, 2008 and February 28, 2007 no amount has been accrued.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property may be subject to unregistered prior agreements or inadvertent non-compliance with regulatory requirements.

f)

Equipment

Equipment is recorded at cost and amortization is calculated on a declining balance basis at the following annual rates:

Computer equipment

- 30%

Furniture and fixtures

- 20%

Trucks

- 30%

g)

Income (loss) per Share

Basic income (loss) per share computations is based on the weighted average number of common shares outstanding during the year. Diluted income (loss) per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of shares outstanding used in the calculation of diluted income (loss) per share assumes that the deemed proceeds received from the exercise of stock options, share purchase warrants and their equivalents would be used to repurchase common shares of the Company at the average market price during the year.

Alpha Gold Corp.

(An Exploration Stage Company)

Notes to the Financial Statements

February 29, 2008 and February 28, 2007

2.

Significant Accounting Policies (continued)

h)

Share Issue Costs

Share issue costs incurred on the issue of the Company’s shares are charged directly to share capital.

i)

Flow-Through Shares

The Company has adopted the CICA’s guidance on the accounting treatment of Canadian flow-through shares through Emerging Issues Committee abstract-EIC 146. All flow-through shares issued by the Company have been accounted for in accordance with this Abstract. The Abstract recommends that upon renunciation to the shareholders, the Company will reduce share capital and record a temporary future income tax liability for the amount of the tax deduction renounced to shareholders. In instances where the Company has sufficient available tax loss carry forwards or other deductible temporary differences available to offset the renounced tax deductions, the realization of the deductible temporary differences will be credited to operations in the period of renunciation.

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

Alpha Gold Corp.

(An Exploration Stage Company)

Notes to the Financial Statements

February 29, 2008 and February 28, 2007

2.

Significant Accounting Policies (continued)

n)

Accounting changes

Effective January 1, 2007, the Company implemented the new CICA Handbook Section 1506 “accounting changes”. Under these new recommendations, voluntary changes in accounting policy are permitted only when they result in the financial statements providing reliable and more relevant information. This section requires changes in accounting policy to be applied retrospectively unless doing so is impracticable, requires prior period errors to be corrected retrospectively and requires enhanced disclosures about the effects of change in accounting policies, estimates and error on the financial statements.

These recommendations also require the disclosure of new primary sources of generally accepted accounting principles that have been issued that the Company has not adopted because they are not yet in effect.

The impact the adoption of this Section will have on the Company’s financial statements will depend on the nature of future accounting changes.

Recent accounting pronouncements

Assessing Going Concern

The Accounting Standards Board (“AcSB”) amended CICA Handbook Section 1400, to include requirements for management to assess and disclose an entity’s ability to continue as a going concern. This section applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. This section relates to disclosures and will not have an impact on the Company’s financial results and will be adopted by the Company on March 1, 2008.

Capital Disclosures

The AcSB issued CICA Handbook Section 1535 “Capital disclosures” The section specifies the disclosure of (i) an entity’s objectives, policies, and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. This section relates to disclosures and will not have an impact on the Company’s financial results and will be adopted by the Company on March 1, 2008.

Goodwill and Intangible Assets

The AcSB issued CICA Handbook Section 3064 which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. This new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets. Standards concerning goodwill remain unchanged from the standards included in the previous Section 3062. The section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008 and is not expected to have an impact on the Company’s financial results and will be adopted by the Company on March 1, 2008.

Alpha Gold Corp.

(An Exploration Stage Company)

Notes to the Financial Statements

February 29, 2008 and February 28, 2007

2.

Significant Accounting Policies (continued)

Financial Instruments

In December 2006, the CICA issued Handbook section 3862, “Financial Instruments – Disclosures” and Section 3863, “Financial Instruments – Presentations” to replace Section 3861, “Financial Instruments – Disclosure and Presentations”.

The AcSB issued CICA Handbook Section 3862, Financial Instruments – Disclosures, which requires entities to provide disclosures in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity's financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks. The principles in this section complement the principles for recognizing, measuring and presenting financial assets and financial liabilities in Section 3855, Financial Instruments – Recognition and Measurement, Section 3863, Financial Instruments – Presentation, and Section 3865, Hedges. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. Section 3862 relates to disclosures and will not have an impact on the Company’s financial results.

The AcSB issued CICA Handbook Section 3863, Financial Instruments – Presentation, which is to enhance financial statement users' understanding of the significance of financial instruments to an entity's financial position, performance and cash flows. This section carries forward standards that were previously established in Section 3861 relating to the presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. Section 3863 relates to presentation and will not have an impact on the Company’s financial results.

International financial reporting standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended January 1, 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

3.

Exploration Properties

	2008	2007
Acquisition costs (Schedule)	$ 513,682	$ 513,682
Deferred expenditures (Schedule)	7,789,375	6,035,098
	$ 8,303,057	$ 6,548,780

Alpha Gold Corp.

(An Exploration Stage Company)

Notes to the Financial Statements

February 29, 2008 and February 28, 2007

3.

Exploration Properties (continued)

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

4.

Equipment

February 29, 2008	Cost	Accumulated Amortization	Net Book Value
Computer equipment	$ 7,288	$ 5,427	$ 1,861
Furniture & fixtures	16,361	15,587	774
Trucks	176,182	52,800	123,382
	$ 199,831	$ 73,814	$ 126,017
February 28, 2007
Computer equipment	$ 7,288	$ 4,630	$ 2,658
Furniture & fixtures	16,361	15,393	968
Trucks	59,384	12,384	47,000
	$ 83,033	$ 32,407	$ 50,626

5.

Reclamation Bond

	2008	2007

Cashable term deposit invested for 12 month periods at cost plus accrued interest at 2.65% to 4.20% per annum	$ 30,000	$ 25,000

The cashable term deposits are security for reclamation purposes. The investments are made for a one year term and will automatically renew at the maturity date.

6.

Share Capital

a)

Authorized

100,000,000 common shares without par value

Alpha Gold Corp.

(An Exploration Stage Company)

Notes to the Financial Statements

February 29, 2008 and February 28, 2007

6.

Share Capital (continued)

b)

Issued

	2008		2007
	Number		Number
	of Shares	Amount	of Shares	Amount
Balance - beginning of the year	29,036,919	$ 10,483,489	25,408,944	$ 9,098,444
Issued during the year - for cash @ $0.65	2,801,718	1,821,117	-	-
- for cash @ $0.75	3,060,496	2,295,372	-	-
- for cash @ $0.40	-	-	3,499,225	1,399,690
Warrants exercised	1,968,681	1,092,729	128,750	77,250
Share issue costs	-	(278,128)	-	(43,302)
Income tax benefits renounced on flow through shares issued	-	(379,397)	-	(48,593)
Balance – end of the year	38,867,814	$ 15,035,182	29,036,919	$ 10,483,489

c)

Share issuances

During the current year:

i)

A private placement was completed on June 13, 2007. The private placement consisted of 5,862,214 units which were issued for proceeds of $4,116,489 (of which 3,060,496 were “flow-through” units at $.75 each and 2,801,718 were “non-flow-through” units at $0.65 each). Each unit consisted of one common share and one-half warrant. Each whole warrant is exercisable to purchase one additional non-flow-through common share for $0.90, expiring May 28, 2008. Share issue costs on this transaction were $278,128 for finder’s fees paid in cash.

ii)

1,968,681 warrants were exercised for proceeds of $1,092,729.

iii)

The Company renounced the income tax benefits attached to the 2,781,500 flow-through shares issued during the prior year. This renunciation resulted in an increase in the future income tax liability of $379,397 and a reduction in share capital of the same amount.

During the prior year:

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

Alpha Gold Corp.

(An Exploration Stage Company)

Notes to the Financial Statements

February 29, 2008 and February 28, 2007

6.

Share Capital (continued)

d)

Warrants outstanding

Warrant transactions for the respective years are summarized as follows:

	Number of warrants	Weighted average exercise price
Balance, February 28, 2007	2,592,824	$ 0.56
Warrants granted	2,931,107	$ 0.90
Warrants exercised	(1,968,681)	$ 0.56
Warrants expired	(624,143)	$ 0.56
Balance, February 29, 2008	2,931,107	$ 0.90

As of February 29, 2008, the following share purchase warrants were outstanding:

Number of shares	$ per share	Expiry date
2,931,107	$0.90	May 28, 2008*
2,931,107

*

Subsequent to year end the warrants expired; unexercised.

e)

Options outstanding

The Company has established a share purchase option plan whereby the board of directors may, from time to time, grant options to directors, officers, employees or consultants. The options granted under the Plan may not exceed 10% of the Company’s issued and outstanding shares of the Company at the award date. Options granted under the Plan may have a maximum term of five years. The exercise price of an option is not less than the closing price on the Exchange on the last trading day preceding the grant.

	Number of options	Weighted average exercise price
Balance, February 28, 2007	1,700,000	$ 0.40
Options granted	-	$ 0.40
Options expired	-	$ 0.40
Balance, February 29, 2008	1,700,000	$ 0.40

A summary of the Company’s options outstanding at February 29, 2008 are as follows:

Number of options outstanding	Number of options exercisable	$ per share	Expiry date
500,000	500,000	$ 0.40	January 28, 2010
950,000	950,000	$ 0.40	January 26, 2010
250,000	250,000	$ 0.40	*March 31, 2010
1,700,000	1,700,000

*The expiry date of 250,000 stock options was extended from April 1, 2007 to March 31, 2010. The fair value of the stock options increased by $25,000 which has been recognized as stock- based compensation expense and credited to contributed surplus.

Alpha Gold Corp.

(An Exploration Stage Company)

Notes to the Financial Statements

February 29, 2008 and February 28, 2007

6.

Share Capital (continued)

f)

Contributed surplus

	2008	2007
Balance, beginning of year	$ 289,600	$ 94,100
Stock-based compensation expense	32,500	195,500
Balance, end of year	$ 322,100	$ 289,600

7.

Stock Based Compensation

During the current year, the Company granted no stock options.

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

As disclosed above the Company granted 950,000 options exercisable at $0.40 per share which vested immediately and granted 250,000 options exercisable at $0.40 per share with the following vesting terms; 1/4 three months from date of grant and 1/4 every three months thereafter.

Based on the fair values above for the options granted and vested, compensation expense of $195,500 was recorded in operations for the year, and credited to contributed surplus.

8.

Income Taxes

A reconciliation of current income taxes at statutory rates with the reported taxes is as follows:

	2008	2007
Income (loss) for the year before income taxes	$ 41,618	$ (458,329)
Statutory Canadian corporate rates	34.00%	34.10%
Anticipated tax expense (recovery)	$ 14,150	$ (156,290)
Effect of tax rate change	(85,573)	(44,894)
Change in rates resulting from:
Items not deductible for tax purposes	(97,046)	88,281
Expiry of non-capital loss carry-forward	37,144	35,583
Tax benefits not recognized	(190,395)	(82,831)
Actual income tax recovery	$ (321,720)	$ (160,151)

Alpha Gold Corp.

(An Exploration Stage Company)

Notes to the Financial Statements

February 29, 2008 and February 28, 2007

8.

Income Taxes (continued)

The significant components of the Company's future income tax assets and liabilities are as follows:

	2008	2007
Future income tax assets:
Non-capital loss carry-forwards	$ 342,859	$ 325,665
Property and equipment	46,641	42,497
Share issue costs	65,557	17,105
Capital losses	1,592	3,797
Valuation allowance	(192,736)	(263,804)
	263,913	125,260
Future income tax liability:
Mineral properties	(1,024,533)	(847,562)

The Company has available non-capital losses of $1,318,689, Cumulative Canadian Exploration Expenses of $1,141,582, Cumulative Canadian Development Expenses of $747,236 and Cumulative Foreign Exploration and Development Expenses of $844,582 which may be carried forward to reduce taxable income in future years. The potential future income tax benefit arising from the non-capital losses prior to 2007 is not reflected in these financial statements. The non-capital losses expire as follows:

2009	$ 121,751
2010	150,073
2011	149,625
2015	143,752
2016	176,091
2027	199,991
2028	377,406

$ 1,318,689

The Company has recorded a valuation allowance against its future income tax asset related to non- capital loss carry-forwards that expire on or before 2016 because it does not believe it is more likely than not that sufficient taxable income will be realized during the carry-forward period to utilize the future tax asset.

9.

Related Party Transactions

During the year, the Company paid fees of $160,000 (2007 - $147,000) for contract negotiation, property investigation, property acquisition, site investigation and management of field programs, $8,900 (2007 - $8,550) for secretarial and bookkeeping services, $6,000 (2007 - $6,000) for office rental, and $2,000 (2007 - $4,800) for vehicle rental to directors of the Company or companies controlled by directors of the Company.

These transactions are in the normal course of operations and have been valued in these financial statements at the exchange amount which is the amount of consideration established and agreed to by the related parties.

Alpha Gold Corp.

(An Exploration Stage Company)

Notes to the Financial Statements

February 29, 2008 and February 28, 2007

10.

Supplemental Cash Flow Information

Changes in non-cash working capital
	2008	2007	2006
Other receivables	$ (77,311)	$ (24,908)	$ 10,563
Subscriptions receivable	-	(6,000)	-
Taxes receivable	(7,027)	-	-
Prepaid expense	(7,428)	607	4,047
Accounts payable and accrued liabilities	(2,001)	4,339	(2,930)
	$ (93,767)	$ (25,962)	$ 11,680
The Company had the following cash transactions
	2008	2007	2006
Interest paid	$ -	$ 694	$ 415
Interest received	$ 51,288	$ 32,496	$ 34,758
Income taxes received	$ -	$ 75,746	$ -
The Company had the following non-cash transactions
	2008	2007	2006
Share issue costs	$ -	$ -	$ 1,800

Alpha Gold Corp.

(An Exploration Stage Company)

Notes to the Financial Statements

February 29, 2008 and February 28, 2007

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

c)

Had the Company followed US GAAP, certain items on the statements of income and deficit would have been reported as follows:

	Cumulative, Inception to February 29,
	2008	2008	2007	2006
Income (loss) per Canadian GAAP	$ (3,451,200)	$ 41,618	$ (298,178)	$ (415,746)
Effect of the expensing of exploration costs for the year	(8,303,057)	(1,754,277)	(1,229,752)	(304,342)
Effect of future income taxes	760,620	(321,720)	(111,558)	(138,138)
Loss per US GAAP	$ (10,993,637)	$ (2,034,379)	$ (1,639,488)	$ (858,226)
Basic loss per share under US GAAP		$ (0.06)	$ (0.06)	$ (0.03)

Alpha Gold Corp.

(An Exploration Stage Company)

Notes to the Financial Statements

February 29, 2008 and February 28, 2007

11.

Generally Accepted Accounting Principles in Canada and the United States (continued)

d)

The effects of the differences in accounting under Canadian GAAP and US GAAP on the balance sheets and statements of cash flows are as follows:

Balance sheets	2008		2007
	Canadian GAAP	US GAAP	Canadian GAAP	US GAAP
Current assets	$ 4,221,375	$ 4,221,375	$ 1,384,273	$ 1,384,273
Reclamation bonds	30,000	30,000	25,000	25,000
Exploration properties and deferred costs	8,303,057	-	6,548,780	-
Equipment	126,017	126,017	50,626	50,626
	$ 12,680,449	$ 4,377,392	$ 8,008,679	$ 1,459,899
Current liabilities	$ 13,747	$ 13,747	$ 25,465	$ 25,465
Future income tax liability	760,620	-	702,943	-
Share capital	15,035,182	15,035,182	10,483,489	10,483,489
Contributed surplus	322,100	322,100	289,600	289,600
Deficit	(3,451,200)	(10,993,637)	(3,492,818)	(9,338,655)
	$ 12,680,449	$ 4,377,392	$ 8,008,679	$ 1,459,899

a)	Reconciliation of statements of cash flows
2008
		Operations	Investing	Financing
	Cash provided by (used) per Canadian	$ (299,962)	$ (1,885,792)	$ 4,937,090
GAAP
Effect of the write-off of exploration and
	G&A project costs	(1,754,277)	1,754,277	-
	Cash generated (used) per US GAAP	$ (2,054,239)	$ (131,515)	$ 4,937,090
2007
		Operations	Investing	Financing
Cash provided by (used) per Canadian
	GAAP	$ (287,923)	$ (1,143,463)	$ 1,427,638
Effect of the write-off of exploration and
	G&A project costs	(1,229,752)	1,229,752	-
	Cash generated (used) per US GAAP	$ (1,517,675)	$ 86,289	$ 1,427,638
2006
		Operations	Investing	Financing
Cash provided by (used) per Canadian
	GAAP	$ (180,841)	$ (722,498)	$ 471,280
Effect of the write-off of exploration and
	G&A project costs	(720,510)	720,510	-
	Cash generated (used) per US GAAP	$ (901,351)	$ (1,988)	$ 471,280

Alpha Gold Corp.

(An Exploration Stage Company)

Schedule of Acquisition Costs

February 29, 2008 and 2007

		Total
	Lust Dust	2008	2007
Balance - beginning of year Acquisition costs for the year Write-down of mineral property	$ 513,682 - -	$ 513,682 - -	$ 513,682 - -
Balance - end of year	$ 513,682	$ 513,682	$ 513,682

Alpha Gold Corp.

(An Exploration Stage Company)

Schedule of Deferred Expenditures

February 29, 2008 and February 28, 2007

	Total
	2008	2007
Exploration
Assaying	$ 91,097	$ 90,124
Camp expenses	118,317	90,198
Drilling	893,148	804,520
Filing fees & claim assessment	-	17,446
Fuel	7,630	601
Geological/geochemical work and reports	402,943	128,978
On-site management	20,000	20,000
Roadwork/reclamation	202,914	59,636
Travel	25,255	21,426
	1,761,304	1,232,929
BC Mining Tax Credit	(7,027)	(3,177)
Expenses for the year	1,754,277	1,229,752
Balance – beginning of the year	6,035,098	4,805,346
Write-down of mineral property	-	-
Balance – end of the year	$ 7,789,375	$ 6,035,098

Mining Glossary

Alteration – any change in the mineral composition of a rock brought about by physical or chemical means.

Assaying - laboratory examination that determines the content or proportion of a specific metal (ie: silver) contained within a sample.  Technique usually involves firing/smelting.

Batholith – a very large intrusive mass of igneous rock.

Bottle Roll Leach Test – a small-scale laboratory test where representative mineralized samples and solutions or solvents are placed in a bottle that is continuously agitated.  The solutions are frequently measured to determine the cumulative extraction of the contained metals into solution.

Bulk Sample – A collection of representative mineralized material whose location, geologic character and metal assay content can be determined and then used for metallurgical or geotechnical testing purposes.

Chlorargyrite - a silver-bearing mineral (AgC1); silver chloride.

Column Leach Test – a metallurgical test where materials are stacked inside a columnar container and subjected to a controlled flow of fluids or solvents intended to dissolve or extract minerals into solutions that are measured.

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

#

Feasibility – is a definitive study of the viability of a mineral project by a qualified professional which defines: (1) mining methods, pit configuration, mine scheduling, mine equipment and all related costing, (2) method of mineral processing and all related plant, equipment and costing, (3) necessary determination of all infrastructure required and relevant costs and (4) all requirements of government and markets for mine operation. A definitive financial analysis of the mineral project taking into consideration all relevant factors that will establish the presence of a Mineral Reserve and the details of its economic viability.

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

#

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

SIGNATURE PAGE

Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alpha Gold Corporation; SEC File #0-31195

Registrant

Date: July 30, 2008	By /s/	George Whatley
George Whatley, President/CEO/Director

Date: July 30, 2008	By /s/	Richard Whatley
Richard Whatley, CFO/Secretary/Director

#