Form 20-F/A
period 2008-02-29
ALPHA GOLD CORP
filed 2009-05-29
CIK 1157807

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A
(Amendment No. 1)

☐          REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒          ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended February 29, 2008

OR

☐          TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________________________ to ______________________

OR

☐          SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report ____________________________

Commission File Number: 0-31192

Alpha Gold Corporation
(Exact name of Registrant as specified in its charter)
British Columbia, Canada
(Jurisdiction of incorporation or organization) 410 Donald Street, Coquitlam, British Columbia, Canada, V3K 3Z8

(Address of principal executive offices)

Richard Whatley, President and Chief Executive Officer
Telephone: 604-939-4083
E-mail: alpha-gold@shaw.ca
410 Donald Street, Coquitlam, British Columbia, Canada, V3K 3Z8

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person

Securities registered pursuant to section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:

Common Shares, without par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

Common Shares: 36,867,814

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

               Yes   ☐                No   ☒

If this report is an annual or a transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

               Yes   ☐                No   ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

               Yes   ☒                No   ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

(Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards by the International Accounting Standards Board ☐	Other ☒

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

               Item 17  ☒                Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

               Yes   ☐                No   ☒

__________

- ii -

ALPHA GOLD CORPORATION
FORM 20-F ANNUAL REPORT
FISCAL 2008 ENDED FEBRUARY 29, 2008

TABLE OF CONTENTS

- iii -

INTRODUCTION

Alpha Gold Corp. is organized under the laws of British Columbia, Canada.  In this Annual Report, the "Company", "we", "our", and "us", refer to Alpha Gold Corp. (unless the context otherwise requires).  Summary discussions of documents referred to in this Annual Report may not be complete, and we refer you to the actual documents for more complete information.  Our principal corporate offices are located at 410 Donald Street, Coquitlam, British Columbia, Canada  V3K 3Z8; our telephone number is 604-939-4083.

Unless otherwise indicated, information provided in this document relates to periods ending on or before February 29, 2008.

EXPLANATORY NOTE

This amendment is being filed in response to certain comments received from staff at the Securities and Exchange Commission ("SEC") on the Company's annual report on Form 20-F as filed with the SEC on August 20, 2008. The amendments include additional share issuance disclosure for 2006 in note 6(c) to the audited financial statements for the year ended February 29, 2008, and modified income tax rate reconciliation disclosure in note 8 thereto. In addition, since the Company is in the exploration stage, in response to guidance received from SEC staff, all references to develop, development and production at the Company's Lustdust Property have been removed from this amendment to our annual report and the audited financial statements included herein.

BUSINESS OF ALPHA GOLD CORPORATION

The Company is engaged, directly and indirectly through subsidiaries, in the acquisition and exploration of mineral properties.  The Company's primary property is a gold-copper exploration property, the Lustdust Property, located in north-central British Columbia.

The Company will not know that a commercially viable mineral deposit, a reserve, exists in the Lustdust Property until sufficient and appropriate exploration work is done and a comprehensive evaluation of such work concludes economic and legal feasibility.  The Company has not reported any revenue from operations since incorporation; as such, the Company is defined as an "exploration-stage company".

FINANCIAL AND OTHER INFORMATION

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars ("CDN$" or "$"). The financial statements included herein have been prepared in accordance with Canadian generally accepted accounting principles. Note 11 to the financial statements provides a reconciliation of material measurement differences between Canadian and US generally accepted accounting principles.

FORWARD-LOOKING STATEMENTS

Certain statements in this document constitute "forward-looking statements".  Some, but not all, forward-looking statements can be identified by the use of words such as "anticipate," "believe," "plan," "estimate," "expect," and "intend," statements that an action or event "may," "might," "could," or "should" be taken or occur, or other similar expressions.  Although the Company has attempted to identify important factors that could cause actual results to differ materially from expected results, such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Registrant, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any, risks associated with project exploration; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officer, directors or promoters of the Registrant with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the Registrant's common share price and volume; and tax consequences to U.S. Shareholders.  We are obligated to keep our information current and revise any forward-looking statements because of new information, future events or otherwise.

PART I

ITEM 1.            IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable

ITEM 2.            OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3.            KEY INFORMATION

3.A.1.   Selected Financial Data

3.A.2.   Selected Financial Data

The selected financial data of the Company for Fiscal 2008, 2007 and 2006 set out below was derived the financial statements of the Company that were audited by DeVisser Gray LLP, Chartered Accountants. These financial statements are included elsewhere in this Annual Report.

The selected financial data for the Company for Fiscal 2005 and 2004 set out below was derived from the financial statements of the Company that were audited by MacKay LLP, independent Chartered Accountants; these financial statements are not included herein.

The auditors conducted their respective audits in accordance with United States and Canadian generally accepted auditing standards, and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that the auditor plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.  DeVisser Gray LLP's report states that they believe that their audits provided a reasonable basis for their opinion.

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

Table No. 1
Selected Financial Data
(CDN$, except per share data)

	Audited Fiscal 2008 Ended 2/29/2008	Audited Fiscal 2007 Ended 2/28/2007	Audited Fiscal 2006 Ended 2/28/2006	Audited Fiscal 2005 Ended 2/28/2005	Audited Fiscal 2004 Ended 2/29/2004
Canadian GAAP
Sales Revenue	Nil	Nil	Nil	Nil	Nil
Operating Income (Loss)	($410,783)	($509,008)	($587,325)	($288,592)	($283,804)
Net (Loss)/Comprehensive (Loss)	$41,618	($298,178)	($415,746)	($230,372)	($165,687)
Basic (Loss) Per Share	$0.00	($0.01)	($0.02)	($0.01)	($0.01)
Dividends Per Share	Nil	Nil	Nil	Nil	Nil
Basic Weighted Avg. Shares O/S	34,581,970	27,452,763	25,010,086	23,817,700	22,248,879
Period-End Shares O/S	38,867,814	29,036,919	25,408,944	23,451,684	23,402,184
Working Capital	$4,207,628	$1,358,808	$1,418,879	$1,777,087	$2,225,344
Investments in Min Properties	$513,682	$513,682	$513,682xxx,xxx	$550,114	$550,114
Expenditures on Min Properties	$7,789,375	$6,035,098	$4,805,346	$4,464,572	$3,803,308
LT Debt	Nil	Nil	Nil	Nil	Nil
Shareholder's Equity	$11,906,082	$7,280,271	$5,997,904	$5,933,070	$5,740,704
Total Assets	$12,680,449	$8,008,679	$6,823,815	$6,900,048	$6,623,199
US GAAP
Net Income (Loss)(1)	($2,034,379)	($1,639,488)
Net Income (Loss) Per Share	($0.06)	($0.06)
Mineral Properties	Nil	Nil
Shareholders' Equity	$4,363,645	$1,434,434
Total Assets	$4,377,392	$1,459,899

(1) Cumulative Net Loss to 2/29/2008 under USGAAP was ($10,993,637).

3.A.3.   Exchange Rates

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$). The rate of exchange for the Canadian Dollar to the US Dollar on May 12, 2009 was US$1.00 = Cdn$.8604.

The following table sets forth the exchange rates for the Canadian Dollar at the end of each of the five fiscal years ended the last day of February 2004 through 2008, the average rates for the period, and the range of high and low rates for the period.  The average rates for the periods, the range of high and low rates for the periods and the closing values for the periods are disclosed.  The data for each month during the most recent six months is also provided.

The following table sets forth the number of Canadian Dollars required under that formula to buy one U.S. Dollar.  The average rate means the average of the exchange rates on the last day of each month during the period.

Table No. 2
U.S. Dollar/Canadian Dollar

Period	Average	High	Low	Close
April 2009(1)	1.22	1.26	1.19	1.19
March 2009(1)	1.26	1.30	1.22	1.26
February 2009(1)	1.25	1.27	1.22	1.27
January 2009(1)	1.23	1.27	1.18	1.24
December 2008(2)	1.23	1.30	1.20	1.22
November 2008(2)	1.22	1.29	1.15	1.24
Fiscal Year Ended 2/28/2009(1)	1.12	1.30	0.99	1.27
Fiscal Year Ended 2/29/2008(2)	1.11	1.18	0.97	0.97
Fiscal Year Ended 2/28/2007(2)	1.14	1.19	1.10	1.17
Fiscal Year Ended 2/28/2006(2)	1.19	1.27	1.14	1.14
Fiscal Year Ended 2/28/2005(2)	1.29	1.39	1.18	1.23
Fiscal Year Ended 2/29/2004(2)	1.37	1.49	1.27	1.34

(1)   Exchange rate based on the daily noon rate in Canada as published by the Bank of Canada. Exchange rates published by the Bank of Canada are nominal quotations -- not buying or selling rates -- and are intended for statistical or analytical purposes.

(2)   Exchange rate based on the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

3.B.     Capitalization and Indebtedness

Not Applicable

3.C.     Reasons For The Offer And Use Of Proceeds

Not Applicable

3.D.     Risk Factors

Alpha Gold Corp. has no Positive Cash Flow and No History of Earnings and is Dependent Upon Public and Private Distributions of Equity to Obtain Capital in Order to Sustain Operations:

The Company's properties are in the exploration stage and the Company has no history of earnings or cash flow from operations.  The Company does not know if it will ever generate material revenue from mining operations or if it will ever achieve self-sustaining commercial mining operations.  Historically, the only source of funds available to the Company has been through the sale of its common shares.  Any future additional equity financing would cause dilution to current shareholders.

Need for Additional Financing:

The Company is engaged in the business of exploring mineral properties, and press releases regarding the Company's business, show changes in estimates and evaluations by securities analysts or other events or factors.  In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small-capitalization companies such as the Company, has experienced wide fluctuations that have not necessarily been related to the operations, performances, underlying asset values, or prospects of such companies.  For these reasons, the Company's common shares can also be expected to be subject to volatility resulting from purely market forces over which the Company will have no control.    If these exploration programs are successful, additional financing will be required to continue exploration and/or to develop the mineral properties identified and to place them into commercial production.  The exploitation of the Company's mineral properties is, therefore, dependent upon the Company's ability to obtain financing through the joint venturing of projects, debt financing, equity financing or other means.  Failure to obtain such financing may result in delay or indefinite postponement of work on the Company's mineral properties, as well as the possible loss of such properties.

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

There is No Guarantee of Clear Title to Any of the Company's Mineral Properties:

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

Lack of Expertise of Management:

Richard Whatley and Carl Pines have experience as directors of public companies engaged in mineral exploration activities. Our management are involved in exploration activity supervision and direction, although our Company uses contract engineering firms to directly conduct exploration activities. However, our management lacks technical training and experience with starting or operating a mine. As a result, their decisions and choices may not take into account standard engineering or managerial approaches that other mining companies commonly use, which could materially adversely affect our business, results of operations, and financial condition if our company matures beyond the exploration stage.

Material Weaknesses in Disclosure Controls and Procedures, and in Internal Control Over Financial Reporting:

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, our principal executive and financial officers are required to include in our annual report on Form 20-F a report on our disclosure controls and procedures, and a report on our internal controls over financial reporting. Such reports must contain, among other matters, an assessment of the effectiveness of our disclosure controls and procedures, and of our internal control over financial reporting. This assessment must include disclosure of any material weaknesses in our disclosure controls and procedures, or in our internal control over financial reporting, identified by our management. Beginning with our year ending February 28, 1010, the report must also contain a statement that our auditors have issued an attestation report on our management's assessment of such internal controls.

We have identified certain material weaknesses in our disclosure controls and procedures, and in our internal controls over financial reporting. If we are unable to address and remedy the material weaknesses identified in our disclosure controls and procedures, and in our internal control over financial reporting (or if our auditors are unable to attest that our management's report is fairly stated or they are unable to express an opinion on the effectiveness of our internal controls beginning with our year ending February 28, 2010), we could lose investor confidence in the accuracy and completeness of our financial reports, which may have a material adverse effect on our stock price.

Failure to address and remedy the material weaknesses identified in our disclosure controls and procedures, and in our internal control over financial reporting, may also make it more difficult for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage and/or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified personnel to serve on our board of directors, on committees of our board of directors, or as executive officers.

Dependence Upon Key Management Employees:

While engaged in the business of exploring mineral properties, the nature of the Company's business, its ability to continue its exploration of potential exploration projects, and to develop a competitive edge in the marketplace, depends, in large part, on its ability to attract and maintain qualified key management personnel.  Competition for such personnel is intense and the Company may not be able to attract and retain such personnel.  The Company's growth will depend, on the efforts of its President/CEO, Richard Whatley.  Loss of Mr. Whatley could have a material adverse effect on the Company.  The Company has no key-man life insurance and no written consulting agreement with Mr. Whatley.

Control by Principal Stockholders, Officers and Directors Could Adversely Affect the Company's Stockholders:

The Company's Senior Management and Directors, acting together, have the ability to control substantially all matters submitted to the Company's stockholders for approval (including the election and removal of directors and any merger, consolidation or sale of all or substantially all of the Company's assets) and to control the Company's management and affairs.  Accordingly, this concentration of ownership may have the effect of delaying, deferring or preventing a change in control of the Company, impeding a merger, consolidation, takeover or other business combination involving the Company or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company, which in turn could materially adversely affect the market price of the Company's stock.

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

Possible Dilution to Present and Prospective Shareholders:

The Company's plan of operation, in part, contemplates the accomplishment of business negotiations by the issuance of cash, securities of the Company, or a combination of the two, and possibly, incurring debt.  Any transaction involving the issuance of previously authorized but un-issued shares of common stock, or securities convertible into common stock, would result in dilution, possibly substantial, to present and prospective holders of common stock.

The Lack of Trading Volume Associated with Alpha Gold Corp.'s Stock Reduced the Liquidity of the Stock for Investors:

The lack of trading volume of the Company's shares reduces the liquidity of an investment in the Company's shares.  The limited daily trading activity in the Company's stock can make it difficult for investors to readily sell their shares in the open market.

Broker-Dealers May Be Discouraged From Effecting Transactions In Our Common Shares Because They Are Considered Penny Stocks And Are Subject To The Penny Stock Rules:

Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934, as amended, impose sales practice and disclosure requirements on FINRA broker-dealers who make a market in "a penny stock".  A penny stock generally includes any non-NASDAQ equity security that has a market price of less than US$5.00 per share.  Our shares are quoted on the TSX Venture Exchange, and the price of our common shares ranged from CDN$0.04 (low) to CDN$0.90 (high) during the period from 2/28/2007 to 2/29/2009.  The closing price of our shares on 2/27/2009 was CDN$0.07.  The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of our shares in the secondary market.

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

U.S. Investors May Not Be Able to Enforce Their Civil Liabilities Against Us or Our Directors, Controlling Persons and Officers:

It may be difficult to bring and enforce suits against the Company.  The Company is a corporation incorporated in the province of British Columbia under the Business Corporations Act (British Columbia).  A majority of the Company's directors are residents of Canada, and all or substantial portions of their assets are located outside of the United States, predominately in Canada.  As a result, it may be difficult for U.S. holders of our common shares to effect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them.  In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or other laws of the United States.

As a "foreign private issuer ", the Company is exempt from the Section 14 proxy rules and Section 16 of the Securities Exchange Act of 1934 May Result in Shareholders Having Less Complete and Timely Data:

The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K may result in shareholders having less complete and timely data. The exemption from Section 16 rules regarding sales of common shares by insiders may result in shareholders having less data, although our Company's insiders are subject to insider reporting requirements under Canadian provincial securities legislation.

ITEM 4.            INFORMATION ON THE COMPANY

4.A.     History and Development of the Company

Introduction

The Company's executive office is located at:

410 Donald Street
Coquitlam, British Columbia, Canada  V3K 3Z8
Telephone: 604-939-7943
Facsimile: 604-939-4981
e-mail: alpha-gold@shaw.ca
Website: http://www.alphagold.bc.ca

The Company's registered office is located at:

Lang Michener LLP
Barristers & Solicitors
1055 West Georgia St., Suite 1500
Vancouver, British Columbia, Canada  V6E 4N7

The contact person is: Mr. Richard Whatley, CEO/CFO/Director.

The Company's fiscal year ends the last day of February.

The Company's common shares have traded on the TSX Venture Exchange under the symbol "ALQ" since 9/20/1990.

The Company has 100,000,000 common shares, with no par value, authorized.  At 2/29/2008, the end of the Company's last fiscal year, there were 38,867,814 common shares issued and outstanding.  On 6/30/2008 there were 36,867,814 common shares issued and outstanding.

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).

Incorporation, Corporate Changes, and Name Changes. The Company was incorporated in the Canadian province of British Columbia on 2/25/1985 under the name "Info-Stop Communications Inc."  On 9/25/1990, the name was changed to "Alpha Gold Corporation"; and the Company changed its business focus from an advertising company to a mineral exploration company.  On 3/10/2006, the Company transitioned under the new Business Corporations Act (British Columbia) as the legislation under which the company operates.

Important business events include:

    Initial Public Offering in 1986 on the Vancouver Stock Exchange;

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

Plan Of Operations

Source of Funds for the Fiscal 2009 Ending February 28, 2009. The Company's primary source of funds since incorporation has been through the issuance of common shares.  Currently the Company does not have operating revenues, and the Company does not anticipate generating any operating revenue if and until the Lustdust project begins production.

The Company had a working capital balance of $4,207,628 at 2/29/2008.  As of 6/30/2008, 1,700,000 outstanding stock options with an exercise price of $0.40, if exercised, would raise an additional $680,000.  There is no guarantee that the warrants or the options will be exercised.  The Company has had discussions with third parties about additional equity offerings; but the talks as of 6/30/2008 were preliminary.  Management believes that the cash the Company currently has on hand is sufficient to fund its planned expenditures and commitments through the end of Fiscal 2009.  As the Company chooses to proceed on additional exploration programs at the Lustdust project, it will need to raise additional funds for those expenditures.

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

At 2/29/2008 and 2/28/2007: $12,680,449 and $8,008,679 of the Company's assets were located in Canada, primarily the Lustdust Property.

4.B.     BUSINESS OVERVIEW

The Company is a Canadian mineral exploration company based in British Columbia.  It is focused on exploring its 100% controlled Lustdust project located in central British Columbia (the "Lustdust Property").  The Lustdust Property consists of 17 contiguous mineral claims covering 8,561 hectares and contains four principal mineralized zones: the Canyon Creek Skarn (Number 4), the Number 3 and 4B carbonate replacements and the Takea Silver sulfosalt veins.

Since 1991, the Company has completed 291 diamond drill holes totaling more than 65,000 meters in addition to lithologic and structural mapping, extensive soil geochemistry and reverse circulation drilling.

The majority of the drilling has been on the Canyon Creek Skarn Zone.  The gold-copper mineralization, which is close to surface and pervasive over favorable mining widths in the Skarn Zone, is the largest mineralization the Company has uncovered so far at the Lustdust Property.

The following table sets forth exploration expenditures on the Lust Dust Property for the periods indicated:
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

The current and anticipated future operations of the Company, including further exploration activities require permits from various Canadian Federal and Provincial governmental authorities.  Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, well safety and other matters.  Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by the Company.  The Company has had no material costs related to compliance and/or permits in recent years, and anticipates no material costs in the next year.

Seasonality

Dependency upon Patents/Licenses/Contracts/Processes

Sources/Availability of Raw Materials

--- No Disclosure Necessary ---

4.C.     ORGANIZATION STRUCTURE

The Company has one non-material subsidiary.

4.D.     PROPERTY, PLANTS AND EQUIPMENT

The Company's executive offices are located in rented premises of approximately 360 sq. ft. at 410 Donald Street, Coquitlam, British Columbia, Canada  V3K 3Z8.  The Company began occupying these facilities in July 1995.  Monthly rent is $500.

The Company is a natural resource exploration company currently engaged in the acquisition and exploration of mineral properties.  Its primary property is a gold-copper exploration project in north-central British Columbia, Canada: the Lustdust Property. The Lustdust Property is without a known body of commercial ore and all proposed programs are exploratory in nature.

The technical disclosure in this Form 20F has been based on geological reports written by the Company's consulting geologist, Daryl J. Hanson, P. Eng of In-Depth Geological Services. Mr. Hanson is independent to the Company and a Qualified Person under Canadian National Instrument NI 43-101 Standards of Disclosure for Mineral Projects. Mr. Hanson was responsible for supervising all drilling activity on the Lustdust Property from 2004 - 2008.

Figure 1

Property Description

Location and Means of Access

The Lustdust Property is located in north-central British Columbia approximately 250 km northwest of Prince George in central British Columbia, Canada. It consists of 17 cell claims covering a total area of 8 561 ha. The Lustdust Property is accessed from Ft. St. James via the Leo Creek, Driftwood and Fall-Tsayta Forest Service Roads - a total distance of 215 kms. Rail access is available at Takla Landing located 40 kms to the west on the eastern shore of Takla Lake. B.C. Hydro provides 34.5 KV three-phase power to Takla Landing. Exploration activity on the Lustdust Property can only be undertaken during the spring and summer seasons because of adverse weather conditions, which occur during the fall and winter months.

Geology and Mineralization

The Lustdust claims are underlain by limestones, siltstones and mafic tuffs of the Carboniferous to Jurassic Cache Creek Group that have been folded, regionally metamorphosed, and intruded by Eocene dykes and sills. The Lustdust Property is bounded on the east by the Pinchi Fault, a deep-seated structure separating the Cache Creek and Quesnel Terranes. Mineral occurrences on the Lustdust Property include the past-producing Takla-Bralorne Mercury Mine and the Takla Silver developed prospect.

The claims contain six distinct styles of mineralization: silver-gold sulphosalt veins (Takla Silver); sulphide-rich, zinc-gold mantos (Number 3, Number 4B, and East Zones); gold-copper skarns (Canyon Creek Skarn); porphyry molybdenum-copper mineralization associated with the Eocene Glover Stock; minor mercury mineralization spatially associated with the Pinchi Fault (Takla-Bralorne Mercury Mine); and sediment hosted gold mineralization.

Canyon Creek Skarn

The majority of the drilling done by the Company has been on the Canyon Creek Skarn Zone.  The Canyon Creek Skarn (or the Number 4 Zone) is the skarn-replacement zone lying north of the Number 4B Zone. Prior to 2001, the Canyon Creek Skarn had been cut by 41 drill holes and a few trenches. A high percentage of the pre-2001 holes in the Canyon Creek Skarn intercepted copper gold mineralization along structures cutting garnet-pyroxene skarn. Some of these mineralized structures were surrounded by zones of dispersed mineralization a few meters wide.

At shallow levels the Canyon Creek Skarn is composed of early coarse-grained green-tan grossular-andradite garnet with minor fine-grained greenish-yellow diopside and rare vesuvianite or pyroxene. Specularite is locally very common as euhedral plates. At depth, a brown garnet stage crosscuts and overprints the green stage, and at even greater depths, a red-brown garnet stage appears. These minerals replace massive limestone and locally replace intrusives (endoskarn). Drilling in 2001 showed that endoskarn increases with depth. Biotite hornfelsed siliceous phyllite is also overprinted by skarn, especially on the north side of Canyon Creek. Mafic tuff units are altered to distinctive green, banded chlorite-garnet units with 5-15% disseminated pyrite and trace chalcopyrite and sphalerite.

Retrograde hydration of the garnet-diopside skarn also increases with depth. In the retrograde zones, the brown-red, brown and green garnet stages are hydrated to a cream-colored mass of very fine-grained amphibole, chlorite, quartz, and clays or dark grayish-green masses of felted chlorite, locally preserving the shapes of dodecahedral garnet crystals. Retrograde alteration is often accompanied by a dramatic increase in magnetite, both as fine-grained masses and as pseudomorphs after bladed specularite, and increased amounts of chalcopyrite.

The Canyon Creek Skarn silicates tends to end abruptly and massive sphalerite-chalcopyrite-pyrite-pyrrhotite mineralization is locally well-developed along the contact of skarn with recrystallized limestone (marble front). It is near this front that the gold associated with the 2002 drilling was recognized. Gold mineralization and sulphide-rich replacement bodies may be considered transitional mineralization between the Canyon Creek Skarn and the 4B style of replacement mineralization.

In 2004, part of the Company's exploration program was directed towards fill-in exploration drilling of the Canyon Creek Skarn including the footwall zone. As a result of the 2004 drilling program, the Canyon Creek Skarn Zone was extended approximately 400 meters to the north. This extension consists of prograde and retrograde exoskarn with high pyrrhotite: pryrite rations, high pyroxene: garnet ratios, and precious metal values. These features are characteristic of gold skarns distal to the intrusion and close to the margins of the skarn envelope.

Exploration Potential of the Canyon Creek Skarn

The Canyon Creek Skarn is a prograde and retrograde alteration zone proximal to weakly mineralized monzonite and diorite sills of the Glover Stock. The Canyon Creek Skarn zone is greater than 1000 meters long, from 2 to 60 meters in true thickness, and a down-dip extent greater than 600 meters. Mineralized bands within the skarn range up to 20 meters in thickness (drill indicated width).

The geological contacts of the Canyon Creek Skarn mineralized bands are very complex and are impossible to interpret without closely spaced pierce points. Surface mapping has shown that the stratigraphy is strongly deformed into overturned, tight, plunging folds. Mineralization may be concentrated in the plunging hinges of minor folds on the limbs of major folds. Some of the mineralization may be hosted in veins (feeders) that cross-cut stratigraphy. Exoskarn alteration has been observed in limestone, siltstone and mafic tuffs. If the mineralization has a lithologic control, the mineralized bands may not be conformable with the skarn contacts. Lastly, mineralized bands may be offset by faulting. Some or all of these factors may account for the apparent lack of continuity of the mineralized bands.

Borehole deviation has created serious problems related to the geological interpretation and estimates of the mineralized bands in the Canyon Creek Skarn. Down-hole surveys have shown that holes can deviate as much as 150 meters from their planned trajectory. Holes drilled prior to 2003 have no down-hole survey data and therefore the location of their mineralized intersections is unknown with sufficient accuracy to allow construction of meaningful geological cross-sections. The apparent lack of continuity of the mineralized bands from section to section is due, in whole or in part, to borehole deviation. The best potential for discovering mineralized material within the Canyon Creek Skarn occurs at the footwall and hangingwall skarn contacts.

History

In July 1989, the Company acquired its initial interest in what is now called the Lustdust Property by acquiring a 100% interest in a group of mineral claims in the Omineca Mining Division of British Columbia for cash consideration of $170,000 and allowing the vendor to retain a 3% net smelter return on any future sale of minerals. In February 1992, the Company purchased a 100% interest in its second and final major portion of land comprising what is now called the Lustdust Property.  Consideration paid was $100,000 in cash and 200,000 common shares of the Company at a deemed price of $0.60 per share.  The purchase was subject to a 5% net profit interest to a maximum of $100,000 and the vendor retained a 2% net smelter return royalty.   In July 2003, the Company acquired the retained 5% net profit interest and the 2% net smelter return royalty for $150,000 cash.

At the end of 2000 the Company filed claim to twenty additional units located on the west and north edges of the claim block.  In June 2005 as a result of regulatory changes in British Columbia, all the claim holdings were converted to 11 contiguous "cell" claims covering 6,400 hectares, and expiring on January 28, 2016. In early 2007, the Company acquired 100% interests in six additional "cell" mineral claims covering 2,161 hectares extending from the Valley Zone, for $5,000 in cash consideration; these claims will expire on January 27, 2017. "Cell" claims are geographic blocks with boundaries defined by a computer mapping system under the Mineral Tenure Act (British Columbia). No fractions or ownership disputes are possible with this type of claim. No annual maintenance fees are payable by the Company.

Since 1944 when the Lustdust Property was discovered and staked, various operators conducted exploration on the Lustdust Property including trenching, drilling, sampling, and surveying. Previous operators from 1945 - 1986 include: McKee Group, Leta Exploration Ltd., Bralorne Mines Ltd., Noranda Canex, Takla Silver Mines Ltd., Achor Mines Ltd, Granby Mining Corp., Noranda Exploration Co., Welcome North Mines Ltd., and Pioneer Metals.

Exploration

The current exploration concept for the Lustdust Property links porphyry, skarn, vein, carbonate replacement, and sediment hosted types of mineralization. Any one or several of these deposit types can be present in a mineralized system. According to the exploration model, copper gold bearing garnet skarns occur as replacements of the limestone host-rocks adjacent to a mineralized porphyry stock. Outboard of the skarn zones, structurally and stratigraphically controlled carbonate replacement massive sulphides deposits ("CRD") occur as mantos and chimneys. Sulphosalt veins can occur outboard of the CRDs or overlie them in leakage zones. The distal end member mineralization style in this system is the sediment hosted gold-arsenic-antimony (Carlin-type) deposit.

In 2006, 32 diamond-drill holes and 24 reverse circulation holes were drilled totaling 6,855 meters and 3,059 meters, respectively.  The 2006 summer program included rotary holes to test the disseminated gold target; diamond drill holes to explore the limits of the Canyon Creek Skarn; and trenching to follow up anomalous soil geochemistry results in the GD Zone.  As a result of the work additional mineralization was discovered at the south end of the Canyon Creek Skarn and the GD Zone was discovered by trenching and confirmed in one diamond drill hole. The 2006 winter program yielded the new discovery of the Valley Zone.

In 2007, 24 holes were drilled totaling 8,920 meters.  Two large anomalies were tested: the North Anomaly and the South Anomaly.  The South Anomaly exploration encountered minimal gold mineralization in several drill holes; the North Anomaly requires further exploration work.  Drilling 200 meters away from the Skarn Extension uncovered a new gold-copper bearing mineralized zone.

Our exploration program in 2008 included analysis of the 400-line kilometers of heli-borne magnetics surveyed over the eastern half the Lustdust Property including the Kwanika South and North areas as well as the Glover Stock, which was undertaken in March 2008, has defined several new anomalies.

Drilling the new anomalies off the northern and western edges of the Glover Stock were believed to have the potential to discover additional mineralization similar to the Canyon Creek Skarn and Skarn Extension Zones.  Anomalies in the Kwanika South and North areas were used in conjunction with Induced Polarization data gathered in 2007 to define three porphyry copper-gold drill targets adjacent to the Kwanika Property belonging to Serengeti Resources Inc. However, at the conclusion of our 2008 exploration program, our consultant geologist concluded that the program failed to achieve any positive results, and recommended that no further work be undertaken in the three areas. He went on to state that future work on the Lustdust Property should concentrate on improving the resource estimate of the Canyon Creek Skarn Zone. We are currently reviewing the 2008 drilling results, and may undertake additional work before accepting our consultant geologist's recommendations.

2008 Diamond Drilling Program

From September to December, 2008, Alpha Gold Corporation drilled 2 683 meters in five holes to test three separate exploration targets on the Lustdust Property.

Holes AG08-01B and AG08-02 were drilled to test the possibility of a deep westward extension of the Kwanika mineralized zone owned by Serengeti Resources Ltd. The Kwanika porphyry copper-gold mineralization is hosted by monzonite intrusive rocks and related andesite extrusive rocks of the Quesnel Terrane on the east side of the Pinchi Fault. Hole AG08-01B was collared after AG08-01A had to be abandoned before reaching the target depth.

Hole AG08-03 was drilled to follow up on week arsenic mineralization discovered in reverse circulation hole LRC06-08. Holes AG08-04 and AG08-05 were drilled to test the western edge of an induced polarization (IP) chargeability anomaly that was discovered and partially drill tested in 2007. The holes were not surveyed and all collar locations are approximate with the lone exception of AG08-03 which was collared at the surveyed location of LRC06-08.

The core was logged on site by Bryan Muloin and the samples were analyzed by ALS Laboratories Ltd. The core is temporarily stored at Tsayta Lake Lodge.
2008 DIAMOND DRILL HOLE SUMMARY DATA
DDH-ID	UTM E	UTM N	ELEVATION (m)	LENGTH (m)	INCLIN./AZM
AG08-01B	350740	6156030	N/A	941.0	-90
AG08-02	350740	6156130	N/A	603.5	-90
AG08-03	349100.1	6161857.2	N/A	497.1	-70/090
AG08-04	350000	6160580	N/A	294.7	-90
AG08-05	349675	5160620	N/A	346.7	-90
5 holes				2683 m

2009 Diamond Drilling Program

The Company is in the process of finalizing its exploration program for the current year, which is expected to include approximately 5,000 meters of additional diamond drilling in the Canyon Creek Skarn, at a projected cost of approximately $1.5 million.

Since we have approximately $2.95 million (unaudited) in unallocated working capital as of March 31, 2009, we do not anticipate that we will have to seek financing in the foreseeable future in order to execute on the anticipated exploration plan.

Sampling and QA/QC

To date, our exploration activities have been undertaken by contract engineering firms under the supervision of various consulting geologists. Each consulting geologist has been responsible for supervising sample collection, sample preparation, and the procedures used to analyze the resulting data. For example, the definition of the intervals used for assaying was determined by the relevant geologist at the time of logging, with the criteria for assay intervals being based on a combination of alteration, skarn mineralogy, sulphide mineralogy and lithology.

Sample preparation, analyses and security have been effected in accordance with industry standards under the supervision of a consulting geologist. For example, for the 2005 drilling programs assay intervals were determined by the consulting geologist at the time of logging. The intervals, ranging from 0.5 to 2.0 meters in length, were based on a combination of alteration, mineralogy, and lithology. The core from each assay interval was split in half with a hydraulic core splitter. The splitting was done in a representative manner under the supervision of the consulting geologist and there are no known biases in the samples. Half the core from each interval was double-bagged and the other half was returned to the core box for storage. Four-part tags were used to label the samples - two parts were sent to the laboratory, one part was stapled into the core box at the end of the sample interval and one part was retained in the sample book. Samples were stored in a secure location on-site and then transported directly to the laboratory by Mr. R. Whatley, a past director of Alpha Gold. Corp.

Samples were assayed at ALS Chemex Laboratories Ltd. in Vancouver, British Columbia. Atomic Absorption analyses were performed on all over-limits silver, copper, zinc, and lead samples. Over-limit gold samples were analyzed by a 30 gram fire assay with a gravimetric finish. No specific gravity determinations were made during the 2005 drilling program.

Standards and blanks were included in the sample stream every 20 samples as a measure of quality control. No duplicate samples were submitted to ALS Chemex and there were no duplicate analyses performed by other laboratories. The consulting geologist also checked the assay results by comparing them to the visual mineral estimations in the lithologic log. The down-hole survey data was visually inspected for spurious readings caused by anomalously high magnetic field values. Any such readings were deleted from the database.

ITEM 5.            OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the Fiscal 2008 Ended 2/29/2008, Fiscal 2007 Ended 2/28/2007, and Fiscal 2006 Ended 2/28/2006 should be read in conjunction with the financial statements of the Company, and the notes and schedules thereto.

Selected Annual Data
	Fiscal 2008 Ended February 29, 2008	Fiscal 2007 Ended February 28, 2007	Fiscal 2006 Ended February 28, 2006
Revenue	$0	$0	$0
Net Income (loss)	$41,618	($298,178)	($415,746)
Basic and Diluted (loss) EPS	$0.00	($0.01)	($0.00)
Weighted Avg. No. Shares Outstanding	34,581,970	27,452,763	25,010,086
Working Capital	$4,207,628	$1,358,808	$1,418,879
Mineral Property Interests	$8,303,057	$6,548,780	$5,319,028
Shareholders Equity	$12,906,082	$7,280,271	$5,997,904
Total Assets	$12,680,449	$8,008,679	$6,823,815

Summary of Quarterly Results

Net (Loss)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal2008	($93,110)	($20,102)	$572	$154,258
Fiscal2007	($68,259)	($270,131)	($68,116)	$108,328
Fiscal2006	($35,960)	($73,800)	($78,681)	($237,305)

EPS (Loss)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal2008	($0.00)	($0.00)	($0.00)	($0.00)
Fiscal2007	($0.00)	($0.00)	($0.00)	($0.00)
Fiscal2006	($0.00)	($0.00)	($0.00)	($0.01)

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

The Company will not know that a commercially viable mineral deposit, a reserve, exists in the Lustdust Property until sufficient and appropriate exploration work is done and a comprehensive evaluation of such work concludes economic and legal feasibility.  The Company has not reported any revenue from operations since incorporation; as such, the Company is defined as an "exploration-stage company".

The Company is presently exploring its properties for sufficient reserves to justify production.  As a result there is little variation expected in operating results from period to period, other than reduced exploration activity during winter months due to adverse weather conditions.

Financings

On June 13, 2007, a private placement was completed consisting of 5,862,214 units that were issued for proceeds of $4,116,489 (of which 3,060,496 were "flow-through" units at $0.75 each and 2,801,718 were "non-flow-through" units at $0.65 each).  Each unit consisted of one common share and one-half warrant.  Each whole warrant was exercisable to purchase one additional non-flow-through common share for $0.90 through 5/28/2008; all warrants expired unexercised.  Share issue costs on this transaction were $278,128 for finder's fees paid in cash.

During July 2007, 1,083,886 warrants from a July 2006 private placement were exercised at $0.60, raising $650,131.  During Fiscal 2008, 884,795 warrants from a July 2005 private placement were exercised at $0.50, raising $442,398.  Total proceeds were $1,092,729.

On July 28, 2006, a private placement was completed consisting of the issuance of 717,725 units and 2,781,500 flow-through units for total gross proceeds of $1,399,690.  Each Unit sold consisted of one common share (either flow-through or no-flow-through) and one half of one non-flow-through common share purchase warrant, priced at $0.40 per Unit.  Each whole warrant entitled the holder to purchase a common share for $0.60 until 7/28/2007.  Each of the common shares, flow-through shares and warrants were subject to a four-month hold period expiring 11/29/2006.  Share issue costs on this transaction were $43,302 for finder's fees paid in cash.

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

Total General/Administrative Expenses were $378,283, up 10% from $343,823 last year.  The largest expense category continued to be shareholder relations" which fell 20% to $90,859 from $112,740, because sone extra promotion work in shareholder relations was deemed ineffective and was dropped in Fiscal 2008.  Professional Fees rose 25% to $82,814 as a result of change of auditors that increased costs; as well as increased legal costs associated with a private placement; and higher charges.  Amortization rose 66% to $41,407 due to purchase of additional vehicles.  Regulatory and Transfer Fees rose 41% to $35,360 because of higher regulatory and transfer fees associated with the private placement.

In addition to G/A expenses, total expenses ($32,500) cost for non-cash stock-based compensation primarily resulted the extending of the expiry date of 250,000 stock options.  Also, during Fiscal 2008, the Company reported $130,681 in other income, predominately from interest earned; significantly higher in Fiscal 2008 than Fiscal 2007 because of funds raised from the July 2007 private placement and warrant exercises.  Finally, "future taxes recovery" of $321,728 offset all the above resulting a positive Net Income.

Net Income for Fiscal 2008 was   $41,618 or   $0.00 per share
Net Loss for   Fiscal 2007 was ($298,178) or ($0.01) per share.

Fiscal 2007 Ended 2/28/2007 vs. Fiscal 2006

The Company spent the fiscal year exploring its Lustdust Property and raising funds through a July 2006 private placement.

Total General/Administrative Expenses were $343,823, up 35% from $254,389 last year.  The largest expense category was "shareholder relations" which quadrupled to $112,740 from $26,884, resulting from the Company retaining the services of CHF Investor Relations.

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

The Company has sufficient financial resources to undertake by itself the exploration of its planned exploration programs during Fiscal 2009.  Long-term, the exploration of its property interests will depend upon the Company's ability to obtain financing through the joint venturing of projects, private placement financing, public financing, or other means.  There is no assurance that the Company will be successful in obtaining the required financing or that financing will be available on terms and conditions acceptable to the Company or that will not cause significant dilution to shareholders.

Cash Used in Fiscal 2008 Operating Activities totaled ($299,962), including the $41,618 Net Income.  Material adjustments included amortization of $41,407, future recovery of income taxes of ($321,720), non-cash stock-based compensation of $32,500, and the $93,195 net change in non-cash working capital items.  Cash Used in Fiscal 2008 Investing Activities totaled ($1,885,792), predominately on the Lustdust Property (refer to "Lustdust Property Exploration Expenditures" table at the start of ITEM #4B for additional information).  Cash Provided by Fiscal 2008 Financing Activities totaled $4,937,090, the inflows from the aforementioned private placement and a warrant exercises discussed earlier in ITEM #5.

During the year ended February 29, 2008, the Company recorded a future income tax recovery of $321,720 (2007 - $160,151; 2006 - $138,138), which represents the net change during the year to the pre-existing balance of a notional liability for future income taxes, after increases to this liability for flow-through share issuances recorded as share issue costs.

The Company incurs exploration costs which are typically deferred for accounting purposes on properties where the Company has a right to acquire title in current good standing, and while the properties remain at a pre-feasibility stage of development. A significant portion of such costs, where they are incurred on Canadian properties, are financed via the issuance by the Company of flow-through shares, whereby the tax basis in these expenditures is effectively transferred from the Company to the subscribers for these shares. A temporary taxable difference can therefore arise between the current carrying value of the Company's mineral property assets and the Company's tax basis in these assets for income tax purposes.

Over time such notional future tax liabilities are typically reversed or recovered by reductions in the carrying costs of the properties in question, or the expenditure and deferral of exploration costs by the Company financed with funds not raised by the issuance of flow-through shares.

Fiscal 2007 Ended 2/28/2007 vs. Fiscal 2006

The Company reported working capital of $1,358,808 at 2/29/2007 compared to working capital of $1,418,879 at 2/28/2006.  The slight decrease in working capital was the result the Company raising a lesser amount of capital during the period than funds expended on exploration and corporate expenses.

Cash Used in Fiscal 2007 Operating Activities totaled ($293,923), including the ($298,178) Net (Loss).  Material adjustments included amortization of $24,983, future recovery of income taxes of ($160,151), gain on sale of equipment of ($30,115), non-cash stock-based compensation of $195,500, and the $25,962 net change in non-cash working capital items.  Cash Used in Fiscal 2007 Investing Activities totaled ($1,143,463), predominately on the Lustdust Property (refer to "Lustdust Property Exploration Expenditures" table at the start of ITEM #4B for additional information).  Cash Provided by Fiscal 2007 Financing Activities totaled $1,427,638, the inflows from the aforementioned private placement and warrant exercises discussed earlier in ITEM #5.

SIGNIFICANT ACCOUNTING POLICIES

Accounting changes

Effective January 1, 2007, the Company implemented the new CICA Handbook Section 1506 "accounting changes". Under these new recommendations, voluntary changes in accounting policy are permitted only when they result in the financial statements providing reliable and more relevant information. This section requires changes in accounting policy to be applied retrospectively unless doing so is impracticable, requires prior period errors to be corrected retrospectively and requires enhanced disclosures about the effects of change in accounting policies, estimates and error on the financial statements.

These recommendations also require the disclosure of new primary sources of generally accepted accounting principles that have been issued that the Company has not adopted because they are not yet in effect.

The impact the adoption of this Section will have on the Company's financial statements will depend on the nature of future accounting changes.

Recent Accounting Pronouncements

Assessing Going Concern

The Accounting Standards Board ("AcSB") amended CICA Handbook Section 1400, to include requirements for management to assess and disclose an entity's ability to continue as a going concern. This section applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. This section relates to disclosures and will not have an impact on the Company's financial results and will be adopted by the Company on March 1, 2008.

Capital Disclosures

The AcSB issued CICA Handbook Section 1535 "Capital disclosures" The section specifies the disclosure of (i) an entity's objectives, policies, and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. This section relates to disclosures and will not have an impact on the Company's financial results and will be adopted by the Company on March 1, 2008.

Goodwill and Intangible Assets

The AcSB issued CICA Handbook Section 3064 that replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. This new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets. Standards concerning goodwill remain unchanged from the standards included in the previous Section 3062. The section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008 and is not expected to have an impact on the Company's financial results and will be adopted by the Company on March 1, 2008.

Financial Instruments

In December 2006, the CICA issued Handbook section 3862, "Financial Instruments - Disclosures" and Section 3863, "Financial Instruments - Presentations" to replace Section 3861, "Financial Instruments - Disclosure and Presentations".

The AcSB issued CICA Handbook Section 3862, Financial Instruments - Disclosures, which requires entities to provide disclosures in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity's financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks. The principles in this section complement the principles for recognizing, measuring and presenting financial assets and financial liabilities in Section 3855, Financial Instruments - Recognition and Measurement, Section 3863, Financial Instruments - Presentation, and Section 3865, Hedges. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1,2007. Section 3862 relates to disclosures and will not have an impact on the Company's financial results.

The AcSB issued CICA Handbook Section 3863, Financial Instruments - Presentation, which is to enhance financial statement users' understanding of the significance of financial instruments to an entity's financial position, performance and cash flows. This section carries forward standards that were previously established in Section 3861 relating to the presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. Section 3863 relates to presentation and will not have an impact on the Company's financial results.

International financial reporting standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five-year transitional period.  In February 2008, the AcSB announced that 2011 is the changeover date for publicly listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended January 1, 2011.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

5.C.  Research and development, patents and licenses, etc.

The Company conducts no Research and Development activities, nor is it dependent upon any patents or licenses.

5.D.  Trend information

The Company knows of no trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on the Company's operations or financial condition.

5.E.  Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

5.F.  Tabular disclosure of contractual obligations

The Company has no material contractual obligations.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management

The following table lists, as of March 30, 2009, the names of the Directors and Senior Management of the Company.  The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles and By-Laws of the Company.  The Senior Management serves at the pleasure of the Board of Directors.  Senior Management are citizens and residents of Canada.  All Directors are residents and citizens of Canada, except Claus te Wildt who is a resident and citizen of the United States.

Table No.3
Directors and Senior Management
Name	Position	Age	Date First Elected or Appointed
Richard G. Whatley(1)(2)	President/CEO/Director	49	December 14, 1989
Carl J. Pines(1)	Director	60	October 29, 1999
Claus J. te Wildt	Director	42	August 18, 2005
Natalie Whatley(3)	CFO/Secretary	75	January 20, 2009

(1) Member of the audit committee.

(2) Richard Whatley spends about a fourth his time on the affairs of the Company. He was appointed President and Chief Executive Officer on January 5, 2009.

(3) Natalie Whatley was appointed Chief Financial Officer of the Company on January 20, 2009.

Richard Whatley, P.Eng is a self-employed chemical and environmental engineer. He received his Bachelor of Science degree in Chemical Engineering from the University of British Columbia and his Master of Science degree in Biomedical Engineering from the University of British Columbia. Mr. Whatley was appointed President and Chief Executive Officer of the Company on January 5, 2009, following the death of George Whatley, the Company's former President and Chief Executive Officer, on December 16, 2008. Immediately prior to his appointment as President and Chief Executive Officer, Richard Whatley had served as the Company's Chief Financial Officer since 2002 and Corporate Secretary since 1989. He had also served as the President, Chief Executive Officer and Chief Financial Officer from 1989 to August 1999.

Carl Pines has been a barrister and solicitor for over thirty years.  He has a Bachelor of Laws from the University of British Columbia (1971) and a Bachelor of Science from McGill University (1967); he also attended the Stanford University Graduate Management Program.  Since 2006, he is Associate Counsel with Owen Bird Law Corporation, Barristers & Solicitors.  Previously, he was a lawyer with Pines, McIntyre & Shrieves for over ten years.

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

Natalie Whatley is trained as a bookkeeper and in payroll. Her prior work experience includes 12 years as the office manager and bookkeeper for a closely-held manufacturing company. She commenced secretarial and bookkeeping work for the Company in September, 1991. He duties have included, and continue to include, administration of accounts payable and disbursements, journal and general ledger entries, undertaking bank reconciliations, correspondence, and banking for the Company. Prior to her appointment as Chief Financial Officer and Secretary on January 20, 2009, she was also involved in providing information to management in connection with the preparation of the Company's annual and interim financial statements, management discussion and analysis disclosure, and information circulars furnished to the Company's shareholders in connection with annual general meetings.

The Senior Management serves at the pleasure of the Board of Directors.

Despite the Company's Senior Management spending material portions of their time on businesses other than the Company, the Company believes that they devote sufficient time to the Company to properly carry out their duties.

The Board has not adopted a written Code of Business Ethics.  However, the Board of Directors expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity. Management is expected to execute the Company's business plan and to meet performance objectives and goals.  In addition, the Board of Directors must comply with conflict of interest provisions in Canadian corporate law, including relevant securities regulatory instruments, in order to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

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

There are no family relationships between any two or more Directors or Senior Management other than Richard G. Whatley being the son of George A. Whatley, the recently deceased President/CEO/Director of the Company, and the son of Natalie Whatley, Chief Financial Officer.

There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a Director or member of senior management.

6.B.  Compensation

Director Compensation

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

The following table details compensation paid/accrued for Fiscal 2008 Ended 2/29/2008, Fiscal 2007 Ended 2/28/2007, and Fiscal 2006 Ended 2/28/2006 for the Senior Management and Directors.

Table No. 4
Officer and Director Compensation
Name and Principal Position	Fiscal Year	Salary	Bonus	Other Annual Comp.	Securities Under Option/ SARs Granted	Restricted Shares or Restricted Share Units	LTIP Payouts	All Other Comp.
George Whatley(2) President/CEO/Director	2008 2007 2006	Nil Nil Nil	Nil Nil Nil	$90,000 $84,800 $69,000	Nil 400,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Richard Whatley(3) CFO/Secretary/Director	2008 2007 2006	Nil Nil Nil	Nil Nil Nil	$72,000 $67,000 $64,700	Nil 250,000 Nil	2008 2007 2006	Nil Nil Nil	Nil Nil Nil
Carl Pines Director	2008 2007 2006	Nil Nil Nil	Nil Nil Nil	$nil $nil $nil	Nil 100,000 Nil	2008 2007 2006	Nil Nil Nil	Nil Nil Nil
Claus te wildt Director	2008 2007 2006	Nil Nil Nil	Nil Nil Nil	$nil $nil $nil	Nil 150,000 100,000	2008 2007 2006	Nil Nil Nil	Nil Nil Nil

(1)   No SARs have been granted.  All references are to incentive stock options.

(2)   For Fiscal 2008/2007/2006, respectively, George Whatley received $70,000/$60,000/$60,000 as a fee for administration of the Company's affairs, $20,000/$20,000/$9,000 as a fee to manage and supervise the drilling program, and $nil/$4,800/$nil as a car allowance. Mr. Whatley passed away on December 16, 2008.

(3)   For Fiscal 2008/2007/2006, respectively, Richard Whatley received these funds for engineering and survey services.  During Fiscal 2006, $2,700 was paid for a car allowance.

Stock Options

The Company grants stock options to Directors, Senior Management and employees/consultants; refer to ITEM #11, "Stock Options" and Tables 4/5/6/7.

Options Granted/Cancelled/Expired During Most Recently Completed Fiscal Year

At the beginning of Fiscal 2008 Ended 2/29/2008, the most recently completed fiscal year; there were 1,700,000 stock options outstanding.  During Fiscal 2008, no stock options were granted to Senior Management, Directors, and employees/consultants.  During Fiscal 2008, no SARs (stock appreciation rights) were granted.  During Fiscal 2008: no stock options were exercised; no stock options were cancelled; and none were re-priced; the expiration date for 250,000 stock options granted to a shareholders' relations firm was extended from 4/1/2007 to 3/31/2010.

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

Other Compensation

No Senior Management/Director received "other compensation" in excess of the lesser of US$25,000 or 10% of such officer's cash compensation, and all Senior Management/Directors as a group did not receive other compensation which exceeded US$25,000 times the number of persons in the group or 10% of the compensation.

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

Written Management Agreement

No Disclosure Necessary

6.C. Board Practices

All directors hold office until the next meeting of the shareholders of the Company unless they resign or are removed in accordance with the Company's Articles.  Senior Management are appointed to serve at the discretion of the Board of Directors, subject to the terms of the Management Agreements described above.  The Board of Directors and Committees of the Board schedule regular meetings over the course of the year.

6.C.1. Terms of Office.

Refer to ITEM 6.A. and ITEM 6.c.

6.C.2. Directors' Service Contracts.

No Disclosure Necessary

6.C.3.  Board of Directors

Independence.  The Board of Directors has adopted standards for determining whether a director is independent from management.  The Board reviews, consistent with the Company's corporate governance guidelines, whether a director has any material relationship with the Company that would impair the director's independent judgment.  The Board of Directors has affirmatively determined, based on its standards, that the Carl Pines and Claus te Wildt are independent.

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

The Company does not have a Compensation Committee.  The entire Board of Directors is responsible for the compensation of the Company's executive officers and to administer all incentive compensation plans and equity-based plans of the Company, including the plans under which Company securities may be acquired by directors, executive officers, employees and consultants.

Audit Committee

The Company has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company's audits, the Company's internal accounting controls, and the professional services furnished by the independent auditors to the Company. The Company has an Audit Committee charter, adopted July 2005; copy of the charter was provided in an appendix to the Company's information statement that is provided to security holders. Due to the passing of George Whatley on December 16, 2008, the Audit Committee now consists of two members, namely, Richard Whatley and Carl Pines (independent). The Company's remaining Director is restricted as a potential member of the audit committee due to policies of his current employer.  Accordingly, the Company is not in compliance with the audit committee at this time. The Company is searching for a fifth member of the Board, who would be in a position to act as an independent member of the audit committee.

The Audit Committee met four times during Fiscal 2008 and has met once times during Fiscal 2009-to-date.

The Company does not have an "audit committee financial expert" serving on its Audit Committee.  However, Richard Whatley and Carl Pines are both financially literate and very knowledgeable about the Company's affairs.  Because the Company's structure and operations are straightforward, the Company does not find it necessary to augment its Board with a financial expert.

The audit committee has:

  reviewed and discussed the audited financial statements with management;

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

Shareholder Communications With the Board

Historically, the Company has not adopted a formal process for stockholder communications with the Board.  Nevertheless, every effort has been made to ensure that the views of stockholders are heard by the Board, or individual directors as applicable, and that appropriate responses are provided to the stockholder in a timely manner.  Stockholders wishing to communicate at any time with the Board of Directors, or a specific member of the Board, may do so by writing the Board or a specific member of the Board by delivering correspondence in person or by mail to: The Board of Directors, c/o Richard Whatley, President and Chief Executive Officer, 410 Donald Street, Coquitlam, British Columbia, Canada V3K 3Z8.  Communication(s) directed to the Board or a specific Board member will be relayed unopened to the intended Board member(s).

Also, if you would like to communicate directly to our Board, or if you have a concern related to the Company's business ethics or conduct, financial statements, accounting practices or internal controls, then you may utilize our website, www.alphagold.bc.ca "contact us".  All communications will be forwarded as directed.

Further, Directors' attendance at Annual Meetings can provide shareholders with an opportunity to communicate with Directors about issues affecting the Company.  The Company does not have a policy regarding director attendance, but all Directors are encouraged to attend the Annual Meeting of Shareholders. Two of our directors attended our Annual Meeting in August 2007.

6.D. Employees

At 6/30/2008, the Company had three part-time employees/consultants, including the two Senior Management; none of these employees/consultants are directly engaged in exploration activities.  Although the Senior Management are involved in exploration activity supervision and direction, the Company uses contract engineering firms to directly conduct exploration activities.

As of 2/29/2008 and 2/28/2007, the Company had three part-time employees/consultants, respectively, including the Senior Management.  George Whatley [President/CEO] and Richard Whatley [CFO/Secretary] were involved both in administration and exploration during the fiscal years ended 2/29/2008 and 2/28/2007, and were based in Coquitlam, British Columbia, Canada. George Whatley passed away on December 16, 2008. Richard Whatley was appointed as President and CEO on January 5, 2009, and Natalie Whatley succeed him as CFO and Secretary on January 20, 2009.

As required, the Company also retains geologists, engineers, geophysicists and other consultants on a per diem basis.  The Company has not experienced, and does not expect to experience, significant difficulty in attracting and retaining qualified personnel.  None of the Company's employees are covered by collective bargaining agreements.

6.E. Share Ownership

The following table lists, as of 7/7/2008, Directors and Senior Management who beneficially own the Company's voting securities, consisting solely of common shares, and the amount of the Company's voting securities owned by the Directors and Senior Management as a group.  The table also includes all persons/companies where the Company is aware that they have 5% or greater beneficial interest in the Company's voting securities [none].

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

Stock Options

The terms of incentive options grantable by the Company are done in accordance with the rules and policies of the TSX Venture Exchange and the British Columbia Securities Commission, including the number of common shares under option, the exercise price and expiry date of such options, and any amendments thereto.  The Company adopted a formal written Stock Option Plan (the "Plan") on 8/16/2006.

Under TSX Venture Exchange policies, "rolling" stock option plans like the Company's must receive approval of the shareholders on a yearly basis.  At the Annual Meeting held on 8/16/2007, the shareholders confirmed approval of the Plan.  The shareholders are being asked to again confirm approval of the Plan at the Annual Meeting to be held 8/14/2008.

Such "terms and conditions", including the pricing of the options, expiry and the eligibility of personnel for such stock options; and are described below.

The principal purposes of the Company's stock option program are to (a) promote a proprietary interest in the Company among the officers, directors and employees of the Company and its affiliates, (b) retain and attract the qualified officers, directors and employees the Company requires, (c) provide a long-term incentive element in overall compensation, and (d) promote the long-term profitability of the Company.

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

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.  Major Shareholders.

7.A.1.a.  Holdings By Major Shareholders.

Refer to ITEM #6.E and Table No. 4/5/6/7.

7.A.1.b.  Significant Changes in Major Shareholders' Holdings

7.A.1.c.  Different Voting Rights

No Disclosure Required---

7.A.2.  Canadian Share Ownership

On 7/7/2008, the Company's shareholders' list showed 36,867,814 common shares outstanding with 107 registered shareholders.  Of these registered shareholders, 46 are resident in Canada, 56 are resident in the USA, and five are located elsewhere.  The Canadian shareholders own 27,357,971 common shares, the US shareholders own 7,858,455 common shares, and the other shareholders own 1,651,388 common shares.

The Company has researched the indirect holding by depository institutions and other financial institutions; based on this research and other research into the indirect holdings of other institutions, the Company estimates that it has about 1,000 beneficial owners that own 100% of its common shares.

7.A.3.  Control of Company

The Company is a publicly owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents.  The Company is not controlled by any foreign government or other person(s) except as described in ITEM #4.A., "History and Growth of the Company", and ITEM #6.E., "Share Ownership".

7.A.4.  Change of Control of Company Arrangements

No Disclosure Necessary---

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

For Fiscal 2008/2007/2006, respectively, George Whatley [President/CEO] received $70,000/$60,000/$60,000 as a fee for administration of the Company's affairs, $20,000/$20,000/$9,000 as a fee to manage and supervise the drilling program, and $nil/$4,800/$nil as a car allowance.  All but the car allowances were paid to Whatley Holdings Inc., a private company then controlled by George Whatley and his family. Mr. Whatley passed away on December 16, 2008, but Whatley Holdings Inc. continues to be controlled by his family.

For Fiscal 2008/2007/2006, respectively, Richard Whatley [CFO/Secretary] received $72,000/$67,000/$62,000 as a fee for engineering and survey services.  During Fiscal 2008/20072006, $2,000/$nil/$2,700 was paid for a car allowance.  The service fees were paid to 433440 BC Ltd., a private company controlled by Richard Whatley and his family.

For Fiscal 2008/2007/2006, respectively, Natalie Whatley, mother of Richard Whatley, received $8,900/$8,550/$8,350 as fees for secretarial/bookkeeping services.

For Fiscal 2008/2007/2006, respectively, the Company paid $6,000/$6,000/$6,000 for office rental to Whatley Holdings Inc.

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

ITEM 9.  THE OFFER AND LISTING

9.A.  Common Share Trading Information

The Company's common shares began trading on 01/01/1988, on the Vancouver Stock Exchange in Vancouver, British Columbia, Canada, under its former name "Info-Stop Communications Inc.".  The Company's common shares presently trade on the TSX Venture Exchange in Toronto, Ontario, Canada, under the symbol "ALQ".  The ISIN number is #CA02073D1096.

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

The TSX Venture Exchange

The TSX Venture Exchange ("TSX-V") is a result of the acquisition by the Toronto Stock Exchange of the Canadian Venture Exchange ("CDNX") from its member firms on 8/1/2001.  The CDNX resulted from the merger between the Vancouver Stock Exchange and the Alberta Stock Exchange that took place on 11/29/1999, to form the CDNX.  The TSX Venture Exchange currently operates as a complementary but independent exchange from its parent, the Toronto Stock Exchange.

The initial roster of the CDNX was made up of venture companies previously listed on the Vancouver Stock Exchange or the Alberta Stock Exchange and later incorporated junior listings from the Montreal Stock Exchange, the Winnipeg Stock Exchange, and the CDN Over-The-Counter Market.  The TSX Venture Exchange is a venture market as compared to the Toronto Stock Exchange that is Canada's senior market and the Montreal Exchange that is Canada's market for derivatives products.

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

The Canadian Investor Protection Fund ("CIPF") protects investors in Canada.  The CIPF is a private trust fund established to protect customers in the event of the insolvency of a member of any of the following self-regulatory organizations: the TSX Venture Exchange; the Montreal Exchange; the Toronto Stock Exchange; the Toronto Futures Exchange; and the Investment Dealers Association of Canada.

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

Flow-Through Common Shares

Proceeds from the sale of flow-through common shares are used to fund mineral exploration work that may qualify for the British Columbia Mining Exploration Tax Credit ("METC").  Effective August 1, 1998, expenditures made by eligible individuals and corporations conducting grassroots mineral exploration in British Columbia may qualify for the METC.  The METC is a credit of 20% of the amount by which total qualified mining exploration expenses are incurred by the taxpayer in the taxation year.

Qualified Mining Exploration Expenses are defined as any expense (before deducting any assistance) incurred by a taxpayer after July 31, 1998 and before August 1, 2003 for the purpose of determining the existence, location, extent or quality of a mineral resource in British Columbia, other than an excluded expense. Such qualified expenses may include costs incurred in:

  Prospecting;

  Carrying out geological, geophysical or geochemical surveys;

  Drilling by rotary, diamond, percussion or other methods; or

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

Common shares of exploration companies that are issued under the METC program are known as "Flow-Through" shares. During 2008/2007/2006, the Company issued 3,060,496/2,781,500/285,000 flow-through common shares for gross proceeds of $2,295,372/$1,112,600/$142,500.  Under the sale, proceeds received under the METC program are distributed directly to the purchasers of the flow-through common shares.

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

10.A.3.  Shares Held By Company.

No Disclosure Necessary ---

10.A.4.  Stock Options/Share Purchase Warrants

10.A.5.  Stock Options/Share Purchase Warrants

Refer to Table No. 4/5/6/7 ---

10.A.6.  History of Share Capital

For many years, the Company has financed its operations through funds raised in private placements of common shares, and common shares issued upon conversion of share purchase warrants.  The details of the financings are disclosed in ITEM #5. "OPERATING AND FINANCIAL REVIEW AND PROSPECTS, Financings".
Fiscal Year	Nature of Share Issuance	Number of Securities	Gross Amount
2009 Thru 6/30/2008	Nil	Nil	Nil
2008 Ended 2/29/2008	Private Placement of Units Private Placement of Units Exercise of Warrants	2,801,718 3,060,496 1,968,681	$1,821,117 $2,295,372 1,092,729
2007 Ended 2/28/2007	Private Placement of Units Exercise of Warrants	3,499,225 128,750	$1,399,690 $77,250
2006 Ended 2/28/2006	Private Placements of Units	957,260	$478,630

10.A.7.  Resolutions/Authorizations/Approvals

No Disclosure Necessary ---

10.B.  Memorandum and Articles of Association

Following shareholder approval of a "special resolution" at the 8/16/2006 Special and Annual Meeting of shareholders, the Company adopted a new set of Articles.  The Company undertook this action to bring the Company into compliance with the new, updated British Columbia Corporations Act.  The principle changes include: the reduction of the required vote for a "special resolution" from three-quarters to two-thirds; Directors are able to approve a name change for the Company without a shareholder vote; Directors can set the location of the Annual General Meeting outside British Columbia, Canada; and deleted the requirement for a pro rate purchase of the shares of the Company.

In addition, the new British Columbia Corporations Act removed the requirement that a majority of Company directors be resident in British Columbia.

Refer to discussion in Fiscal 2007 Annual Report on Form 20-F, for more information about the Company's articles.

10.C.  Material Contracts

No Disclosure Necessary ---

10.D.  Exchange Controls

Canada has no system of exchange controls.  There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors.  There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the Company's securities, except as discussed in ITEM 10, "Taxation" below.

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

10.E  Taxation

The following is a brief summary of some of the principal Canadian federal income tax consequences to a holder of common shares of the Company (a "U.S. Holder") who deals at arm's length with the Company, holds the shares as capital property and who, for the purposes of the Income Tax Act (Canada) (the "Act") and the Canada - United States Income Tax Convention (the "Treaty"), is at all relevant times resident in the United States, is not and is not deemed to be resident in Canada and does not use or hold and is not deemed to use or hold the shares in carrying on a business in Canada. Special rules, which are not discussed below, may apply to a U.S. Holder that is an insurer that carries on business in Canada and elsewhere.

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

10.F.  Dividends and Paying Agents

This Form 20-F is being filed as an annual report under the Exchange Act, and, as such, there is no requirement to provide any information under this item.

10.G.  Statement by Experts.

This Form 20-F is being filed as an annual report under the Exchange Act, and, as such, there is no requirement to provide any information under this item.

10.H.  Documents on Display

The Company's documents can be viewed at its North American office, located at: 410 Donald Street, Coquitlam, British Columbia, Canada V3K 3Z8.  The Company files annual reports on Form 20-F with, and furnishes certain other information on Form 6-K to, the Securities and Exchange Commission (the "SEC").  The Company's annual reports and other information can be inspected on the SEC's website at www.sec.gov and such information can also be inspected and copies ordered at the public reference facilities maintained by the SEC at the following location:  100 F Street, N.E., Washington, D.C.  20549.

The Company is also required to file financial statements and other information with the Securities Commissions of British Columbia and Alberta electronically through the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be viewed at www.sedar.com

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

No Disclosure Necessary ---

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A.  Debt Securities

No Disclosure Necessary ---

12.B.  Warrants and Rights

No Disclosure Necessary ---

12.C.  Other Securities

No Disclosure Necessary ---

12.D.  American Depository Shares

No Disclosure Necessary ---

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

No Disclosure Necessary ---

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

No Disclosure Necessary ---

ITEM 15.  CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed by our company is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the Securities and Exchange Commission (SEC). Our Chief Executive Officer and our Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures for our company.

An evaluation was carried out under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of February 29, 2008. As part of such evaluation, management considered the matters discussed below relating to internal control over financial reporting. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures were not effective as of February 29, 2008, and resulted in: (a) the failure of our management to evaluate, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness, as of the end of our fiscal year ended February 29, 2008, of our Company's internal control over financial reporting under Rule 13a-15 of the Securities and Exchange Act of 1934, as amended; and (b) the failure of our Company to furnish to the SEC on Form 6-K pursuant to Rule 13a-16 of the Securities and Exchange Act of 1934, as amended, certain information concerning our Company made public in Canada by our Company or by the TSX Venture Exchange, which information has been filed electronically on the System for Electronic Document Analysis and Retrieval (SEDAR) pursuant to applicable securities legislation in British Columbia and Alberta.

Internal Controls Over Financial Reporting

The term "internal control over financial reporting" is defined as a process designed by, or under the supervision of, the registrant's principal executive and principal financial officers, or persons performing similar functions, and effected by the registrant's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

  pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the registrant;

  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the registrant are being made only in accordance with authorizations of management and directors of the registrant; and

  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the registrant's assets that could have a material effect on the financial statements.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rule 13a-15(f) of the Securities and Exchange Act of 1934, as amended, and assessing and reporting on our internal controls in annual reports we file with the SEC. Management failed assess the effectiveness of our internal control over financial reporting when our annual report for fiscal 2008 was initially filed with the SEC.

Our management has now completed an assessment of the effectiveness of our internal control over financial reporting as of February 29, 2008. In making this assessment, management used the framework set forth in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the evaluation under this framework, our Company's Chief Executive Officer and Chief Financial Officer have concluded that, as of February 29, 2008, our internal control over financial reporting was not effective for the following reason:

  As of February 29, 2008, only our Chief Financial Officer and our Chief Executive Officer are responsible for booking of entries in our financial records. We have identified this as a material weaknesses with respect to our internal control over financial reporting. A material weakness is defined in the Public Company Accounting Oversight Board Auditing Standard No. 2 as a significant deficiency, or a combination of significant deficiencies, in internal control over financial reporting that results in there being more than a remote likelihood that a material misstatement of the audit or internal financial statements will not be prevented or detected.

Until we have sufficient financial resources to add additional personnel to our accounting department, only our Chief Financial Officer and our Chief Executive Officer remain responsible for booking of entries in our financial records. We have concluded that this continues to represent a material weakness with respect to our company's internal control over financial reporting

Changes in Internal Control Over Financial Reporting

Except as provided herein, there was no change in our internal control over financial reporting or in other factors that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.  RESERVED

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

The Company does not have an "audit committee financial expert" serving on its audit committee.  The Company's Audit Committee consists of an unrelated director, the President/CEO of the Company, and the CFO/Corporate Secretary of the Company, all of whom are both financially literate and very knowledgeable about the Company's affairs.  Because the Company's structure and operations are straightforward, the Company does not find it necessary to augment its Board with a financial expert.

ITEM 16B.  CODE OF ETHICS

The Company has not adopted a written "code of ethics" that meets the new United States' Sarbanes-Oxley standards; the Board of Directors believes that existing Canadian standards and procedures is adequate for its purposes.  The Company has not seen any need to adopt a written code of ethics on the basis that its corporate culture effectively deters wrongdoing and promotes honest and ethical conduct, full, fair and accurate, timely, and understandable disclosure in reports and documents, the compliance with applicable governmental laws, rules and regulations; the prompt internal reporting of violations of the code; and accountability for adherence to the code.

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

Fees, including reimbursements for expenses, for professional services rendered by DeVisser Gray LLP to the Company are detailed below.
Principal Accountant Fees and Services	Fiscal 2008 Ended 2/29/2008	Fiscal 207 Ended 2/28/207
Audit Fees	$15,000	$23,500
Audit-Related Fees	Nil	Nil
Tax Fees	Nil	$5,450
All Other Fees	Nil	Nil
TOTAL	$15,000	$28,950

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
Annual Reports on Form 20-F, and Form 6-K's

2.           Instruments defining the rights of holders of equity or debt securities being registered.

Refer to Exhibit No. 1 ---

3.          Voting Trust Agreements:  No Disclosure Necessary

4.          Material Contracts:

Incorporated by reference to the Registration Statement as amended;
Annual Reports on Form 20-F, and Form 6-K's ---

5.          Foreign Patents

No Disclosure Necessary

6.          Earnings Per Share Calculation:

No Disclosure Necessary

7.          Ratio of Earnings To Fixed Charges

No Disclosure Necessary

8.          List of Subsidiaries

No Disclosure Necessary

9.          Statement Regarding Date of Financial Statements:

No Disclosure Necessary

10.        Notice Required by Rul3e 104 of Regulation BTR:

No Disclosure Necessary

11.        Code of Ethics as required by ITEM No. 16:

No Disclosure Necessary

12.1     Certification of the Chief Executive Officer of the Corporation pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934

12.2     Certification of the Chief Financial Officer of the Corporation pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934

13.1     Certification of the Chief Executive Officer of the Corporation pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2     Certification of the Chief Financial Officer of the Corporation pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code

14.          Legal Opinion required by Instruction 3 of ITEM 7B: No Disclosure Necessary

15.          Additional Exhibits:

Incorporated by reference to the Registration Statement as amended;
Annual Reports on Form 20-F, and Form 6-K's ---

GLOSSARY OF MINING TERMS

Alteration - any change in the mineral composition of a rock brought about by physical or chemical means.

Anomaly - A geological feature, especially in the subsurface, distinguished by geological, geophysical, or geochemical means, which is different from the general surroundings and is often of potential economic value (e.g., a magnetic anomaly); also, any deviation from conformity or regularity (e.g. a distinctive local feature in a geophysical, geological, or geochemical survey over a larger area) which might be associated with petroleum, natural gas, or mineral deposits, or provide a key to interpreting the underlying geologic structure.

Assaying - laboratory examination that determines the content or proportion of a specific metal (i.e.: silver) contained within a sample.  Technique usually involves firing/smelting.

Carbonate - a mineral compound characterized by a fundamental anionic structure of (CO3)2- (e.g., calcite and aragonite, CaCO3; a sediment formed by the organic or inorganic precipitation from aqueous solution of carbonates of calcium, magnesium, or iron (e.g., limestone and dolomite).

Carbonate rock - a rock, such as limestone, dolomite, or carbonatite, that consists chiefly of carbonate minerals; specifically, a sedimentary rock composed of more than 50% by weight of carbonate minerals.

Carboniferous - the Mississippian and Pennsylvanian periods combined, ranging from about 345 million years to about 280 million years ago; also, the corresponding systems of rocks.

Chimney - an orebody that is roughly circular or elliptical in horizontal cross section, but may have great vertical extent; also, a cylindrical vent for volcanic rock.

Core Samples - the cylindrical form of rock called "core" that is extracted from a diamond drill hole.  Mineralized sections are separated and these samples are sent to a laboratory for analysis.

Diamond Drilling - a type of rotary drilling in which diamond bits are used as the rock-cutting tool to produce a recoverable drill core sample of rock for observation and analysis.

Disseminated - where minerals occur as scattered particles in the rock.

Dyke - a tabular igneous intrusion that cuts across the bedding or foliation of the country rock.

Exploration - work involved in searching for ore, usually by drilling or driving a drift.

Fault - a fracture or break in rock along which there has been movement.

Feasibility - is a definitive study of the viability of a mineral project by a qualified professional which defines: (1) mining methods, pit configuration, mine scheduling, mine equipment and all related costing, (2) method of mineral processing and all related plant, equipment and costing, (3) necessary determination of all infrastructure required and relevant costs and (4) all requirements of government and markets for mine operation. A definitive financial analysis of the mineral project taking into consideration all relevant factors that will establish the presence of a Mineral Reserve and the details of its economic viability.

Fracture - a break or crack in rock.

Hydrothermal - the products or the actions of heated waters in a rock mass such as a mineral deposit precipitating from a hot solution.

Igneous - a primary type of rock formed by the cooling of molten material.

Indurated - said of a rock or soil hardened or consolidated by pressure, cementation, or heat.

Intrusion; Intrusive - molten rock which is intruded (injected) into spaces that are created by a combination of melting and displacement.

Limestone - a sedimentary rock consisting chiefly (more than 50% by weight or by areal percentages under the microscope) of calcium carbonate, primarily in the form of the mineral calcite, and with or without magnesium carbonate.

Mafic - pertaining to or composed dominantly of the ferromagnesian rock-forming silicates; said of some igneous rocks and their constituent minerals.

Manto - a flat-lying, bedded deposit; either a sedimentary bed or a replacement strata-bound orebody.

Metamorphosed rocks - rocks that are changed in character by processes of intense heat and pressure deep within the earth's crust.

Metallurgy - the study of the extractive processes which produce minerals from their host rocks.

Metallurgical Tests - are scientific examinations of rock/material to determine the optimum extraction of metal contained.  Core samples from diamond drill holes are used as representative samples of the mineralization for this testwork.

Mineral - a naturally formed chemical element or compound having a definitive chemical composition and, usually a characteristic crystal form.

Mineralization - a natural concentration in rocks or soil of one or more metalliferous minerals.

Mississippian - a period of the Paleozoic era (after the Devonian and before the Pennsylvanian), thought to have covered the span of time between 345 and 320 million years ago; also, the corresponding system of rocks.

Pennsylvanian - a period of the Paleozoic Era (after the Mississippian and before the Permian), thought to have covered the span of time between 320 million years and 280 million years ago; also, the corresponding system of rocks.

Phenocryst - a term for large crystals or mineral grains floating in the matrix or groundmass of a porphyry.

Porphyry - an igneous rock of any composition that contains conspicuous phenocrysts in a fine-grained groundmass; a porphyritic igneous rock/

Pyroclastic - produced by explosive or aerial ejection of ash, fragments, and glassy material from a volcanic vent. Applied to the rocks and rock layers as well as to the textures so formed

Quartz - crystalline silica; often forming veins in fractures and faults within older rocks.

Reverse Circulation Drilling (RC) - a drilling method used in geological appraisals whereby the drilling fluid passes inside the drill stem to a down-the-hole precision bit and returns to the surface outside the drill stem carrying the drill chip samples.

Sill - flat-bedded strata of sandstone or similar hard rocks; also, a concordant sheet of igneous rock lying nearly horizontal.

Siltstone - an indurated silt having the texture and composition of shale but lacking its fine lamination or fissility; a massive mudstone in which the silt predominates over clay; a nonfissile silt shale.

Skarn - an old Swedish mining term for silicate gangue (amphibole, pyroxene, garnet, etc.) of certain iron ore and sulfide deposits of Archean age, particularly those that have replaced limestone and dolomite. Its meaning has been generally expanded to include lime-bearing silicates, of any geologic age, derived from nearly pure limestone and dolomite with the introduction of large amounts of silicon, aluminium, iron, and magnesium.

Stratigraphic - pertaining to the composition, sequence, and correlation of stratified rocks.

Stratigraphic Control - the influence of stratigraphic features on ore deposition (e.g., ore minerals selectively replacing calcareous beds).

Sulphosalt - refers to complex sulfide minerals with the general formula: AmBnSp; where A represents a metal such as copper, lead or silver; B represents a semi-metal such as arsenic, antimony or bismuth; and S is sulfur or, more rarely, selenium; m, n and p in the formula are integers.

Tuff - a general term for all consolidated pyroclastic rocks.

Vein - a thin, sheet-like, crosscutting body of hydrothermal mineralization, principally quartz.

SIGNATURE PAGE

The Registrant certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Alpha Gold Corporation;

Date: May 28, 2009	By /s/	Richard Whatley
Richard Whatley, President/CEO/Director

Alpha Gold Corp.
(An Exploration Stage Company)

Year Ended February 29, 2008
Financial Statements

Alpha Gold Corp.
(An Exploration Stage Company)

Financial Statements

February 29, 2008
Auditors' Report	F-2
Statements of Operations and Deficit	F-3
Balance Sheets	F-4
Statements of Cash Flows	F-5
Notes to the Financial Statements	F-6
Schedule of Acquisition Costs	F-21
Schedule of Deferred Expenditures	F-22

D E V I S S E R G R A Y L L P
CHARTERED ACCOUNTANTS

401 - 905 West Pender Street
Vancouver, BC Canada
V6C 1L6
Tel: (604) 687-5447
Fax: (604) 687-6737

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Alpha Gold Corp.

We have audited the balance sheet of Alpha Gold Corp. as at February 29, 2008 and February 28, 2007 and the statements of operations and deficit and cash flows for each of the years in the two year period ended February 29, 2008, and on a cumulative from inception basis to February 29, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of Alpha Gold Corp. as at February 29, 2008 and February 28, 2007 and the results of its operations and its cash flows for each of the years in the two year period ended February 29, 2008, and on a cumulative from inception basis to February 29, 2008 in accordance with Canadian generally accepted accounting principles.

The financial statements as at and for the year ended February 28, 2006 and for previous years were audited by other auditors. In connection with the financial statements for the Company's 2006 fiscal year, another independent registered public accounting firm expressed an opinion without reservation on those financial statements in their report to the shareholders dated May 31, 2006.

"DeVisser Gray LLP"

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
June 26, 2008

Alpha Gold Corp.
(An Exploration Stage Company)
Statements of Operations and Deficit
	Cumulative Inception to	For the year ended,

	February 29, 2008	February 29, 2008	February 28, 2007	February 28, 2006

Expenses
Amortization	287,644	41,407	24,983	28,427
Automotive	129,919	15,384	16,454	9,302
Bad debts	14,999	-	-	-
Consulting and management fees	599,263	70,000	60,000	60,000
Financial relations	59,000	-	-	-
Gain on disposal of exploration property	(7,400)	-	-	-
Insurance	42,486	6,249	4,088	4,079
Gain on disposal of equipment	(52,202)	-	(30,115)	-
Office, printing and miscellaneous	345,065	13,721	13,826	16,016
Professional fees	832,833	82,814	66,420	67,976
Property investigation	25,052	-	-	-
Regulatory and transfer fees	215,595	35,360	25,018	20,785
Rent	96,930	6,000	6,000	6,000
Repairs and maintenance	13,291	-	-	-
Shareholder relations	344,396	90,859	112,740	26,884
Stock based compensation (note 7)	320,300	32,500	195,500	9,300
Telephone	19,096	1,325	3,304	3,961
Travel and promotion	141,795	15,164	10,790	10,959
Wages	12,864	-	-	-
Write-off of cost of and expenditures on exploration properties abandoned	1,133,596	-	-	323,636
Write-down of fixed assets	46,527	-	-	-

	4,621,049	410,783	509,008	587,325

Net loss before other items and income taxes	4,621,049	410,783	509,008	587,325

Other income
Insurance proceeds	12,898	-	-	-
Interest	613,845	133,499	50,454	34,847
Net gain on marketable securities	40,094	-	-	-
Other expenses
Interest, bank charges and foreign exchange	(24,425)	(2,818)	225	(1,406)
Loss on realization of demand debenture	(14,487)	-	-	-

	627,925	130,681	50,679	33,441

Net loss before income taxes	(3,993,124)	(280,102)	(458,329)	(553,884)
Future income taxes recovery	541,924	321,720	160,151	138,138

Net income (loss) and comprehensive income (loss) for the period	(3,451,200)	41,618	(298,178)	(415,746)
Deficit - beginning of period	-	(3,492,818)	(3,194,640)	(2,778,894)

Deficit - end of period	$(3,451,200)	$(3,451,200)	$ (3,492,818)	$ (3,194,640)

Basic and diluted income (loss) per share		$ 0.00	$ (0.01)	$ (0.02)

Weighted average number of shares outstanding	- basic	34,581,970	27,452,763	25,010,086
	- diluted	34,869,616	-	-

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

Shareholders' Equity
Share capital (note 6)	15,035,182	10,483,489
Contributed surplus (notes 6 and 7)	322,100	289,600
Deficit	(3,451,200)	(3,492,818)

	11,906,082	7,280,271

	$ 12,680,449	$ 8,008,679

Nature of operations (note 1)
Approved by the Directors:

Director

Director

The accompanying notes are an integral part of these financial statements.

Alpha Gold Corp.
(An Exploration Stage Company)
Statements of Cash Flows
	Cumulative Inception to	For the year ended,

	February 29, 2008	February 29, 2008	February 28, 2007	February 28, 2006

Cash provided by (used in):
Operating activities
Net income (loss) for the period	$ (3,451,200)	$ 41,618	$ (298,178)	$ (415,746)
Items not affecting cash:
Amortization	287,644	41,407	24,983	28,427
Future income taxes (recovery)	(541,924)	(321,720)	(160,151)	(138,138)
Gain on disposal of equipment	(52,202)	-	(30,115)	-
Gain on sale of exploration property	(7,400)	-	-	-
Gain on disposal of marketable securities	(40,094)	-	-	-
Loss on realization of demand debenture	14,487	-	-	-
Stock based compensation	320,300	32,500	195,500	9,300
Write-off of cost of and expenditures on exploration properties abandoned	1,133,596	-	-	323,636
Write-down of fixed assets	46,527	-	-	-

	(2,290,266)	(206,195)	(267,961)	(192,521)
Changes in non-cash working capital (note 10)	(431,007)	(93,767)	(25,962)	11,680

	(2,721,273)	(299,962)	(293,923)	(180,841)

Investing activities
Investment in and expenditures on exploration properties	(9,249,345)	(1,763,994)	(1,147,466)	(720,510)
Proceeds on disposal of exploration property	20,000	-	-	-
Proceeds on disposal of marketable securities	60,094	-	-	-
Acquisition of reclamation bonds	(30,000)	(5,000)	(18,000)	-
Sale (purchase) of equipment, net of disposal	(407,986)	(116,798)	22,003	(1,988)
Demand debenture	(12,250)	-	-	-

	(9,619,487)	(1,885,792)	(1,143,463)	(722,498)

Financing activity
Proceeds on issuance of shares, net of issue costs	16,345,526	4,937,090	1,427,638	471,280

Increase (decrease) in cash for the period	4,004,766	2,751,336	(3,748)	(432,059)
Cash and cash equivalents - beginning (note 2(d))	-	1,253,430	1,257,178	1,689,237

Cash and cash equivalents - ending (note 2(d))	$ 4,004,766	$ 4,004,766	$ 1,253,430	$ 1,257,178

Supplemental cash flow information (note 10)

The accompanying notes are an integral part of these financial statements.

Alpha Gold Corp.
(An Exploration Stage Company)
Notes to the Financial Statements

February 29, 2008

1.    Nature of Operations

The investment in and expenditures on exploration properties comprise a significant portion of the Company's assets. Realization of the Company's investment in these assets is dependent upon obtaining the necessary financing to continue exploration of the properties and the future development and attainment of successful production from the properties if the Company's exploration activities lead to the discovery of commercially mineable deposits (reserves), or from the proceeds of their disposal, none of which can be assured.

The continuing operations of the Company are dependent upon its ability to continue to raise capital to funds its exploration programs. The Company has no revenue and has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

2.     Significant Accounting Policies

a)     Basis of Presentation

The financial statements of the Company are prepared in accordance with Canadian generally accepted accounting principles. As described in note 10, these principles differ in certain material respects from United States generally accepted accounting principles.

b)     Financial instruments

Effective March 1, 2007, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") under CICA Handbook Section 1530 "Comprehensive Income" ("Section 1530"), Section 3251 "Equity", Section 3855 "Financial Instruments - Recognition and Measurement" ("Section 3855"), Section 3861 "Financial Instruments - Disclosure and Presentation" and Section 3865 "Hedges". These new sections, which apply to fiscal years beginning on or after October 1, 2006, provide requirements for the recognition and measurement of financial instruments and on the use of hedge accounting. Section 1530 establishes standards for reporting and presenting comprehensive income which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net income calculated in accordance with Canadian generally accepted accounting principles.

Under Section 3855, all financial instruments are classified into one of five categories: held--for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments are measured at fair value on initial recognition, except for certain related party transactions. Subsequently all financial instruments and derivatives are measured in the balance sheet at fair value except for loans and receivables, held-to maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification as follows: (1) held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income; (2) available for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the instrument is derecognized or impaired; and (3) all derivative instruments, including embedded derivatives, are recorded in the balance sheet at fair value unless they qualify for the normal sale normal purchase exemption and changes in their fair value are recorded in income unless cash flow hedge accounting is used, in which case changes in fair value are recorded in other comprehensive income.

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

e)      Deferred Expenditures

Acquisition costs of exploration properties, rights and options together with direct exploration expenditures thereon are deferred until the property is put into production, sold, or abandoned. Acquisition costs will be reduced by any payments from the granting of options to purchase the exploration property.

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
(An Exploration Stage Company)
Notes to the Financial Statements

February 29, 2008

2.      Significant Accounting Policies (continued)

e)      Deferred Expenditures (continued)

All deferred expenditures are reviewed by management, on a property by property basis, to consider whether there are any conditions that may indicate an impairment in value. When the carrying value exceeds the net recoverable amount as estimated by management, or the Company's ability to sell the property for an amount exceeding the deferred costs, provision is made for the impairment in value. Recorded costs are not intended to reflect present or future values of the properties.

The recovery of recorded costs is subject to measurement uncertainty, and it is reasonably possible that changes in future conditions in the near term could require a material change in the recorded amount.

The Company has adopted the CICA's Handbook Section 3110 "asset retirement obligations" which establishes standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs. The standards apply to legal obligations associated with the retirement of long-lived tangible assets that arise from the acquisition, construction, development or normal operation of such assets. The standards require that a liability for an asset retirement obligation be recognized in the period in which it is incurred and when a reasonable estimate of the fair value of the liability can be made. Furthermore, a corresponding asset retirement cost should be recognized by increasing the carrying amount of the related long-lived asset. The asset retirement cost is subsequently allocated in a rational and systematic method over the underlying asset's useful life. The initial fair value of the liability is accreted, by charges to operations, to its estimated nominal future value. As of February 29, 2008 and February 28, 2007 no amount has been accrued.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property may be subject to unregistered prior agreements or inadvertent non-compliance with regulatory requirements.

f)      Equipment

Equipment is recorded at cost and amortization is calculated on a declining balance basis at the following annual rates:

Computer equipment Furniture and fixtures Trucks	- 30% - 20% - 30%

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
(An Exploration Stage Company)
Notes to the Financial Statements

February 29, 2008

2.      Significant Accounting Policies (continued)

h)      Share Issue Costs

Share issue costs incurred on the issue of the Company's shares are charged directly to share capital.

i)      Flow-Through Shares

The Company has adopted the CICA's guidance on the accounting treatment of Canadian flow-through shares through Emerging Issues Committee abstract-EIC 146. All flow-through shares issued by the Company have been accounted for in accordance with this Abstract. The Abstract recommends that upon renunciation to the shareholders, the Company will reduce share capital and record a temporary future income tax liability for the amount of the tax deduction renounced to shareholders. In instances where the Company has sufficient available tax loss carry forwards or other deductible temporary differences available to offset the renounced tax deductions, the realization of the deductible temporary differences will be credited to operations in the period of renunciation.

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
(An Exploration Stage Company)
Notes to the Financial Statements

February 29, 2008

2.      Significant Accounting Policies (continued)

n)      Accounting changes

Effective January 1, 2007, the Company implemented the new CICA Handbook Section 1506 "accounting changes". Under these new recommendations, voluntary changes in accounting policy are permitted only when they result in the financial statements providing reliable and more relevant information. This section requires changes in accounting policy to be applied retrospectively unless doing so is impracticable, requires prior period errors to be corrected retrospectively and requires enhanced disclosures about the effects of change in accounting policies, estimates and error on the financial statements.

These recommendations also require the disclosure of new primary sources of generally accepted accounting principles that have been issued that the Company has not adopted because they are not yet in effect.

The impact the adoption of this Section will have on the Company's financial statements will depend on the nature of future accounting changes.

Recent accounting pronouncements

Assessing Going Concern

The Accounting Standards Board ("AcSB") amended CICA Handbook Section 1400, to include requirements for management to assess and disclose an entity's ability to continue as a going concern. This section applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. This section relates to disclosures and will not have an impact on the Company's financial results and will be adopted by the Company on March 1, 2008.

Capital Disclosures

The AcSB issued CICA Handbook Section 1535 "Capital disclosures" The section specifies the disclosure of (i) an entity's objectives, policies, and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. This section relates to disclosures and will not have an impact on the Company's financial results and will be adopted by the Company on March 1, 2008.

Goodwill and Intangible Assets

The AcSB issued CICA Handbook Section 3064 which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. This new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets. Standards concerning goodwill remain unchanged from the standards included in the previous Section 3062. The section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008 and is not expected to have an impact on the Company's financial results and will be adopted by the Company on March 1, 2008.

Alpha Gold Corp.
(An Exploration Stage Company)
Notes to the Financial Statements

February 29, 2008

2.      Significant Accounting Policies (continued)

Financial Instruments

In December 2006, the CICA issued Handbook section 3862, "Financial Instruments - Disclosures" and Section 3863, "Financial Instruments - Presentations" to replace Section 3861, "Financial Instruments - Disclosure and Presentations".

The AcSB issued CICA Handbook Section 3862, Financial Instruments - Disclosures, which requires entities to provide disclosures in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity's financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks. The principles in this section complement the principles for recognizing, measuring and presenting financial assets and financial liabilities in Section 3855, Financial Instruments - Recognition and Measurement, Section 3863, Financial Instruments - Presentation, and Section 3865, Hedges. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. Section 3862 relates to disclosures and will not have an impact on the Company's financial results.

The AcSB issued CICA Handbook Section 3863, Financial Instruments - Presentation, which is to enhance financial statement users' understanding of the significance of financial instruments to an entity's financial position, performance and cash flows. This section carries forward standards that were previously established in Section 3861 relating to the presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. Section 3863 relates to presentation and will not have an impact on the Company's financial results.

International financial reporting standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended January 1, 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

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

(ii)          On February 21, 1992, the Company acquired a 100% interest in certain mineral claims located in the Omineca Mining Division, British Columbia for $100,000 cash and 200,000 shares of the company at a deemed consideration of $0.60 each (previously subject to a 5% net profit interest to a maximum of $100,000 and a royalty of 2% of net smelter returns). In July 2003, the company acquired the retained "5% net profit interest and the 2% net smelter return royalty" for $150,000 cash.

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

6.      Share Capital

a)      Authorized

100,000,000 common shares without par value.

Alpha Gold Corp.
(An Exploration Stage Company)
Notes to the Financial Statements

February 29, 2008

6.      Share Capital (continued)

b)      Issued
	2008		2007		2006

	Number of Shares	Amounts	Number of Shares	Amounts	Number of Shares	Amounts

		$		$		$
Balance - beginning of the year	29,036,919	10,483,489	25,408,944	9,098,444	24,451,684	8,628,964
Issued during the year
- for cash @ $0.50	-	-	-	-	957,260	478,630
- for cash @ $0.65	2,801,718	1,821,117	-	-	-	-
- for cash @ $0.75	3,060,496	2,295,372	-	-	-	-
- for cash @ $0.40	-	-	3,499,225	1,399,690	-	-
Warrants exercised	1,968,681	1,092,729	128,750	77,250	-	-
Share issue costs	-	(278,128)	-	(43,302)	-	(9,150)
Income tax benefits renounced on flow through shares issued	-	(379,397)	-	(48,593)	-	-

Balance - end of the year	38,867,814	15,035,182	29,036,919	10,483,489	25,408,944	9,098,444

c)      Share issuances

During the current year:

i)      A private placement was completed on June 13, 2007. The private placement consisted of 5,862,214 units which were issued for proceeds of $4,116,489 (of which 3,060,496 were "flow-through" units at $.75 each and 2,801,718 were "non-flow-through" units at $0.65 each). Each unit consisted of one common share and one-half warrant. Each whole warrant is exercisable to purchase one additional non-flow-through common share for $0.90, expiring May 28, 2008. Share issue costs on this transaction were $278,128 for finder's fees paid in cash.

ii)     1,968,681 warrants were exercised for proceeds of $1,092,729.

iii)    The Company renounced the income tax benefits attached to the 2,781,500 flow-through shares issued during the prior year. This renunciation resulted in an increase in the future income tax liability of $379,397 and a reduction in share capital of the same amount.

During the 2007 fiscal year:

i)      3,499,225 units were issued at $0.40 per unit (of which 2,781,500 were "flow-through" units). Each unit consisted of one common share and one-half warrant. Each whole warrant is exercisable to purchase one additional non flow-through common share for $0.60, expiring July 28, 2007. Share issue costs on this transaction were $43,302 for finder's fees paid in cash.

ii)     The Company renounced the income tax benefits attached to the 285,000 flow-through shares issued during the prior year. This renunciation resulted in an increase in the future income tax liability of $48,593 and a reduction in share capital of the same amount.

During the 2006 fiscal year:

i)      957,260 units were issued at $0.50 per unit (of which 285,000 were "flow-through" units). Each unit consisted of one common share and one warrant. Each warrant is exercisable to purchase one additional non-flow-through common share for $0.50, expiring July 25, 2007.

Share issue costs on this transaction included a $7,350 finder's fee paid in cash, and 14,700 broker warrants. The fair value of each broker warrant granted was estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions:

Dividend rate	0.00%	Strike price	$0.50
Risk-free interest rate	3.04%	Spot price	$0.50
Expected life	2 years	Fair value	$0.12
Expected annual volatility	38.00%

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

e)      Options outstanding

The Company has established a share purchase option plan whereby the board of directors may, from time to time, grant options to directors, officers, employees or consultants. The options granted under the Plan may not exceed 10% of the Company's issued and outstanding shares of the Company at the award date. Options granted under the Plan may have a maximum term of five years. The exercise price of an option is not less than the closing price on the Exchange on the last trading day preceding the grant.
	Number of options	Weighted average exercise price
Balance, February 28, 2007	1,700,000	$ 0.40
Options granted	-	$ 0.40
Options expired	-	$ 0.40
Balance, February 29, 2008	1,700,000	$ 0.40

A summary of the Company's options outstanding at February 29, 2008 are as follows:
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

8.      Income Taxes

A reconciliation of current income taxes at statutory rates with the reported taxes is as follows:
	2008	2007
Loss for the year before income taxes	$ (280,102)	$ (458,329)
Statutory Canadian corporate rates	34.00%	34.10%
Income tax recovery implied	(95,235)	(156,290)
Effect of tax rate change	(85,573)	(44,894)
Changes resulting from:
Items not deductible for tax purposes	12,339	88,281
Expiry of non-capital loss carry-forward	37,144	35,583
Tax benefits recognized to reduce future income tax liability on flow-through renunciation	(190,395)	(82,831)
Actual income tax recovery	$ (321,720)	$ (160,151)

Alpha Gold Corp.
(An Exploration Stage Company)
Notes to the Financial Statements

February 29, 2008

8.      Income Taxes (continued)

The actual tax recovery figure is based on the above-noted figures and is premised on the net change in the pre-existing future income tax liability based on the capacity of the Company to recognize future tax assets to offset this liability.

The significant components of the Company's future income tax assets and liabilities are as follows:

	2008	2007
Future income tax assets:
Non-capital loss carry-forwards	$ 342,859	$ 325,665
Property and equipment	46,641	42,497
Share issue costs	65,557	17,105
Capital losses	1,592	3,797
Valuation allowance	(192,736)	(263,804)
	263,913	125,260
Future income tax liability:
Mineral properties	(1,024,533)	(847,562)
Net future income tax liability	$ (760,620)	$ (722,302)

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

a)   US GAAP requires that exploration costs related to projects at a pre-feasibility stage be charged to expense as incurred. Under Canadian GAAP costs incurred prior to the point where feasibility can be determined are not precluded from initial capitalization and subsequent deferral.

b)   Due to the required expensing of exploration costs, the future income liability for US GAAP is nil.

c)   Had the Company followed US GAAP, certain items on the statements of income and deficit would have been reported as follows:
	Cumulative, Inception to February 29,
	2008	2008	2007	2006
Income (loss) per Canadian GAAP	$ (3,451,200)	$ 41,618	$ (298,178)	$ (415,746)
Effect of the expensing of exploration costs for the year	(8,303,057)	(1,754,277)	(1,229,752)	(304,342)
Effect of future income taxes	760,620	(321,720)	(111,558)	(138,138)
Loss per US GAAP	$ (10,993,637)	$ (2,034,379)	$ (1,639,488)	$ (858,226)
Basic loss per share under US GAAP		$ (0.06)	$ (0.06)	$(0.03)

Alpha Gold Corp.
(An Exploration Stage Company)
Notes to the Financial Statements

February 29, 2008

11.   Generally Accepted Accounting Principles in Canada and the United States (continued)

d)     The effects of the differences in accounting under Canadian GAAP and US GAAP on the balance sheets and statements of cash flows are as follows:

Balance sheets	2008		2007

	Canadian GAAP	US GAAP	Canadian GAAP	US GAAP
Current assets	$ 4,221,375	$ 4,221,375	$ 1,384,273	$ 1,384,273
Reclamation bonds	30,000	30,000	25,000	25,000
Exploration properties and deferred costs	8,303,057	-	6,548,780	-
Equipment	126,017	126,017	50,626	50,626

	$ 12,680,449	$ 4,377,392	$ 8,008,679	$ 1,459,899

Current liabilities	$ 13,747	$ 13,747	$ 25,465	$ 25,465
Future income tax liability	760,620	-	702,943	-
Share capital	15,035,182	15,035,182	10,483,489	10,483,489
Contributed surplus	322,100	322,100	289,600	289,600
Deficit	(3,451,200)	(10,993,637)	(3,492,818)	(9,338,655)

	$ 12,680,449	$ 4,377,392	$ 8,008,679	$ 1,459,899

a)

Reconciliation of statements of cash flows
2008

	Operations	Investing	Financing
Cash provided by (used) per Canadian GAAP	$ (299,962)	$ (1,885,792)	$ 4,937,090
Effect of the write-off of exploration and G&A project costs	(1,754,277)	1,754,277	-

Cash generated (used) per US GAAP	$ (2,054,239)	$ (131,515)	$ 4,937,090

2007

	Operations	Investing	Financing
Cash provided by (used) per Canadian GAAP	$ (287,923)	$ (1,143,463)	$ 1,427,638
Effect of the write-off of exploration and G&A project costs	(1,229,752)	1,229,752	-

Cash generated (used) per US GAAP	$ (1,517,675)	$ 86,289	$ 1,427,638

2006

	Operations	Investing	Financing
Cash provided by (used) per Canadian GAAP	$ (180,841)	$ (722,498)	$ 471,280
Effect of the write-off of exploration and G&A project costs	(720,510)	720,510	-

Cash generated (used) per US GAAP	$ (901,351)	$ (1,988)	$ 471,280

Alpha Gold Corp.
(An Exploration Stage Company)
Schedule of Acquisition Costs

February 29, 2008

		Total

	Lust Dust	2008	2007

Balance - beginning of year Acquisition costs for the year Write-down of mineral property	$ 513,682 - -	$ 513,682 - -	$ 513,682 - -

Balance - end of year	$ 513,682	$ 513,682	$ 513,682

Alpha Gold Corp.
(An Exploration Stage Company)
Schedule of Deferred Expenditures

February 29, 2008
	Total

	2008	2007

Exploration
Assaying	$ 91,097	$ 90,124
Camp expenses	118,317	90,198
Drilling	893,148	804,520
Filing fees & claim assessment	-	17,446
Fuel	7,630	601
Geological/geochemical work and reports	402,943	128,978
On-site management	20,000	20,000
Roadwork/reclamation	202,914	59,636
Travel	25,255	21,426

	1,761,304	1,232,929
BC Mining Tax Credit	(7,027)	(3,177)

Expenses for the year	1,754,277	1,229,752
Balance - beginning of the year	6,035,098	4,805,346
Write-down of mineral property	-	-

Balance - end of the year	$ 7,789,375	$ 6,035,098